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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on February 18, 2014

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Nord Anglia Education, Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	8200 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Level 27, World-Wide House
19 Des Voeux Road
Central, Hong Kong
+852-3977-0765
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Law Debenture Corporate Services Inc.
400 Madison Avenue, 4th Floor
New York, New York 10017
+1 (212) 750-6474
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Marc D. Jaffe, Esq. Ian D. Schuman, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 +1 (212) 906-1281	Eugene Y. Lee, Esq. Latham & Watkins 18/F One Exchange Square 8 Connaught Place Central, Hong Kong +852-2912-2515	Rod Miller, Esq. Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, New York 10005 +1 (212) 530-5022	Joshua M. Zimmerman, Esq. Milbank, Tweed, Hadley & McCloy 30/F Alexandra House 18 Chater Road Central, Hong Kong +852-2971-4811

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee

Ordinary shares, par value $0.01 per share(2)	$300,000,000	$38,640

(1)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act.

(2)
Includes (i) ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public and (ii) ordinary shares that may be purchased by the underwriters pursuant to an option to purchase additional ordinary shares. The ordinary shares are not being registered for the purposes of sales outside of the United States.

         The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                                    , 2014

                  Ordinary Shares

Nord Anglia Education, Inc.

        This is the initial public offering of our ordinary shares. We are offering                        ordinary shares. We expect the initial public offering price to be between $                        and $                         per share.

        We have applied to list our ordinary shares on the New York Stock Exchange under the symbol "NORD".

        The underwriters have an option to purchase up to an additional                        shares from us to cover over-allotments, at the initial public offering price less underwriting discounts and commissions, within 30 days from the date of this prospectus.

        We are an "emerging growth company" under the U.S. federal securities laws and will be subject to reduced public reporting requirements. Investing in our ordinary shares involves risks. See "Risk Factors" beginning on page 20 of this prospectus.

	Initial public offering price	Underwriting discounts and commissions(1)	Proceeds, before expenses, to us

Per share	$	$	$

Total	$	$	$

(1)
See "Underwriting" for details of compensation to be received by the underwriters.

        The underwriters expect to deliver the ordinary shares to purchasers on or about                                    , 2014.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Goldman, Sachs & Co.	J.P. Morgan

Barclays	Deutsche Bank Securities	RBC Capital Markets	BMO Capital Markets
	HSBC	William Blair

The date of this prospectus is                                    , 2014

        You should rely only on the information contained in this prospectus or in any related free writing prospectus that we have filed with the SEC. Neither we nor the underwriters have authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus may only be used where it is legal to offer and sell these securities. Unless otherwise indicated, the information in this document may only be accurate as of the date of this document.

        We have not taken any action to permit a public offering of our ordinary shares outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions on the offering of our ordinary shares and the distribution of this prospectus outside the United States.

        Until                                     , 2014 (25 days after commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

        The following summary highlights selected information appearing elsewhere in this prospectus and should be read in conjunction with the more detailed information and financial statements appearing elsewhere in this prospectus. You should read the entire prospectus carefully, including our financial statements and the related notes and the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" before deciding whether to buy our ordinary shares. Unless otherwise specified or the context requires otherwise, the terms "we," "us," and "our" refer to Nord Anglia Education, Inc., its predecessor, and their respective consolidated subsidiaries; "China" and "PRC" refer to the People's Republic of China, excluding Taiwan, Hong Kong and Macau; and "$" and "dollars" refer to the legal currency of the United States. Operating data concerning students and "FTEs" relate to full-time equivalent students. Our fiscal year ends August 31 for all periods presented. This prospectus contains information from reports we commissioned from The Parthenon Group LLC, a global consulting firm and one of our shareholders, in 2013 and 2012; unless otherwise indicated, references to Parthenon are to the 2013 report.

Our Business

        We believe we are the world's leading international operator of premium schools. As of February 16, 2014, we had over 17,000 students, and in fiscal 2013 our average revenue per student was approximately $26,600. We teach children from kindergarten through the end of secondary school ("K-12") at our 27 premium schools in China, Europe, the Middle East and Southeast Asia ("ME/SEA") and North America. Parthenon estimates that globally K-12 premium schools teaching primarily in English generated revenue of approximately $58 billion in the 2012/2013 academic year. We define premium schools as schools charging at least $10,000 per year in tuition fees. We primarily operate in geographic markets with high foreign direct investment ("FDI"), large expatriate populations and rising disposable incomes. We believe that these factors contribute to high demand for premium schools and strong growth in our business. Our student enrollment increased at a compound annual growth rate ("CAGR") of 29% from the end of fiscal 2008 to the end of fiscal 2013.

        Our commitment to quality drives our strong operating performance. Almost all of our schools teach the English National Curriculum, and our principals, teachers and support staff strive to maximize every student's academic performance. Although our admissions policy is not based on academic ability, and English is not the first language of many of our students, our students' standardized examination results exceed global averages. In 2013, nearly one out of five of our graduates matriculated to one of the world's top 30 universities, as ranked by QS World University Rankings. Our academic quality helps us maintain our market-leading position, supports our premium pricing and drives consistent enrollment growth.

        Our schools derive all of their revenue from private sources and therefore are not exposed to government funding risk. As of November 30, 2013, 73% of our students were expatriates and 27% were from local families. Employers of expatriates fund most of our tuition fees as part of expatriate compensation packages, through allowances or direct payments to our schools. Education benefits are often key recruitment incentives for expatriate employees.

        Our attractive business model leads to good visibility, price inelasticity, low capital requirements and strong cash generation. Our average student tenure of 3.5 years provides good visibility on future enrollments and revenues. Our private-pay model and the importance of education to parents make us resilient to changing economic conditions and government policies. We have been able to increase tuition fees at an average of approximately 4-6% per annum over the last three years. Our capital-light approach to growth enables us to generate high returns on capital. We focus on securing high-quality, purpose-built schools through long-term leases, with the construction costs of many of our schools funded by real estate developers desiring premium schools within their residential and commercial developments. Our strong margins make our business highly cash generative. We received approximately 55% of our fiscal 2013 schools' revenue before August 31, 2012.

        We have grown our business significantly since the 2008 financial crisis, despite a challenging global economic climate. We increased our student capacity and enrollments from 5,393 places and 4,010 students as of August 31, 2008 to 21,737 places and 17,109 students as of February 16, 2014. During that period, we expanded capacity at our existing schools by 1,980 places, developed two greenfield schools with a total of 3,000 places and acquired 19 schools with a total of 11,364 places.

        On May 22, 2013, we purchased 100% of the share capital of WCL Group Limited and acquired its 11 schools in North America, the Middle East and Europe. This acquisition enabled us to enter the North American market and strengthened our position in the Middle East and Europe. Giving pro forma effect to our acquisition of WCL Group as though it had been completed on September 1, 2012, in fiscal 2013 we generated $415.0 million of pro forma revenue, $103.4 million of pro forma Adjusted EBITDA and $16.0 million of pro forma loss for the year. See "Unaudited Pro Forma Condensed Consolidated Financial Information."

        For the three months ended November 30, 2013, we had revenue of $135.1 million, profit for the period of $3.5 million and Adjusted EBITDA of $38.7 million.

        In fiscal 2013, our schools in China, Europe, ME/SEA and North America contributed 36.0%, 33.4%, 14.4% and 16.3% of our schools' pro forma revenue, respectively.

        The following table shows our regional enrollments as of February 16, 2014:

	February 16, 2014	% of Total
Full-time equivalent students:
China	4,826	28%
Europe	4,494	26%
Middle East/South East Asia	5,045	30%
North America	2,744	16%

Total	17,109	100%

Our Market Opportunity

        We compete in the large, growing and highly fragmented market for premium schools that teach primarily in English. Parthenon estimates that in the 2012/2013 academic year, there were approximately 9,000 schools globally teaching primarily in English that charged tuition fees of $10,000 or more per year. According to Parthenon, these schools generated revenue of approximately $58 billion. Parthenon estimates that of the 150 largest premium school markets, more than 40 grew enrollments at over 10% annually between 2009 and 2013. Despite the large number of premium schools, operators with two or more campuses constitute only approximately 11% of the global market, according to Parthenon.

        We primarily target geographic markets with high FDI, large expatriate populations and rising disposable incomes, all of which increase demand for premium schools. Employers of expatriates fund most of our tuition fees. Companies that rely on expatriate employees view the availability of high-quality schools as vital to recruiting and retaining key employees. According to a 2013 survey by Brookfield Global Relocation Services, 89% of corporate respondents viewed education as either very critical or highly important to prospective employees considering international assignments. In addition, many governments and business and trade associations actively promote premium international schools in their jurisdictions, recognizing that the availability of premium quality education for the children of expatriate employees is critical to attracting FDI from corporations.

        A majority of premium schools are family-owned and operated or managed by foundations. Family operators and foundations typically focus on academic performance, exclusivity and prestige. These operators have historically been reluctant to add capacity even when demand in their markets exceeds supply, leaving significant opportunities for companies that operate schools with high academic standards while also focusing on financial performance and growth.

        Competitors seeking to enter the premium school market face significant barriers to entry, including:

    •
    the lead time required to build brand recognition and reputation, both locally and globally;

    •
    the challenges unproven operators face in securing government licenses and regulatory approval in many jurisdictions;

    •
    in many markets, the scarcity of real estate in desirable areas that can accommodate a sizeable campus with the comprehensive and high-quality facilities expected of premium schools;

    •
    the tendency of property developers and landlords to require school operators with significant financial resources and a reputation for quality in order to enhance the value of their adjacent residential or retail real estate; and

    •
    the tendency of students to stay enrolled in the same school until they graduate or their parents relocate.

        We believe increasing globalization and a growing emphasis by parents on high-quality education for their children will drive strong growth in many markets. There are few premium-quality operators with the global scale required to benefit from this attractive opportunity.

Our Strengths

Global Market Leadership

        We believe we are the world's leading international operator of premium schools, with a network of 27 premium schools in 23 locations in 11 countries. We are a trusted partner of key stakeholders, including governments, sellers of premium schools and real estate developers, and enjoy significant benefits of scale.

        Our strong reputation among governmental authorities, which recognize the importance of premium schools in attracting FDI, helps us secure schools in prime education markets. For example, in April 2013, following an extensive tender process, the Hong Kong Education Bureau awarded us a vacant school site in Kowloon, Hong Kong. This school was one of three allocated by the Hong Kong Education Bureau in 2013, and we were the only school operator without an established school in Hong Kong to be granted a campus. We expect to open the school in September 2014 with a capacity of approximately 720 places.

        Sellers of premium schools often focus on the operating record, financial stability and reputation of potential buyers. Our acquisitions in China, Switzerland and Thailand resulted from exclusive discussions with sellers who were primarily concerned with the success and reputation of their schools under their new owners. In addition, real estate developers and landlords seek school operators with a reputation for quality in order to enhance the value of their adjacent residential or retail real estate. For example, in Shanghai-Puxi we collaborated with a developer and the local government, who were eager to develop Puxi into an attractive location for expatriates. We started the school in 2005 with a capacity of 668 places and have increased capacity to 2,000 places, with all of the building expansion costs funded by the developer.

        Our market leadership and scale also enable us to:

    •
    recruit, develop and retain top-quality principals and teachers;

    •
    set tuition fees at the high end of each market;

    •
    apply best practices throughout our network, including cost management and control through benchmarking;

    •
    stay at the forefront of educational theory through our centralized education team and achieve educational synergies from a British-style education based upon the English National Curriculum at almost all of our schools; and

    •
    offer initiatives, such as the Global Classroom, which develop our students into world-ready, global citizens.

Premium Quality Education with Strong Brand Recognition

        Our schools have excellent reputations and are among the most respected premium K-12 school brands in their markets. We focus on the needs of individual students and track each student's performance against personalized targets to help maximize every student's academic achievement.

        Our approach to education and the benefits of belonging to a global network of premium schools help to distinguish our schools from our competitors. For example, we have developed a supplementary online learning environment, the Global Classroom, which is accessible to all of our students. The Global Classroom is an Internet-based system that complements our curricula and allows our students to interact online with experts in various fields and collaborate with students at any of our schools around the world. This innovative learning environment creates independent learners, prepares students for future university study and helps them to become global citizens.

        Although our admissions policy is not based on academic ability, and English is not the first language of many of our students, our students' standardized examination results exceed global averages. In 2013, our International Baccalaureate Diploma Program ("IBDP") pass rate equaled 91.0% compared to the IB World Average of 78.5%, and 11.5% of our IBDP students scored over 40 points out of 45, compared with the IB World Average of 6.6%. In 2013, nearly one out of five of our graduates matriculated to one of the world's top 30 universities, as ranked by QS World University Rankings.

        Our reputation for quality and distinctive approach to education result in high referral rates: 90% of parents of children at our schools whom we surveyed in the academic year 2012/2013 reported that they would recommend our schools. Our reputation and attention to individual students are key to parents who choose our schools over competing schools.

        Our principals and teaching staff are highly qualified and experienced, and we recruit them through a rigorous hiring process. We are able to attract highly qualified staff through our international scale, reputation for quality and competitive compensation packages. We emphasize on-going professional development and a policy to promote from within to attract and retain teachers. Initiatives such as Nord Anglia University, which provides comprehensive professional training programs for teachers and principals, underscore our commitment to professional development. We believe the quality and motivation of our teachers form the foundation for the outstanding education we provide.

Superior Business Model

        Our business model emphasizes operational efficiency and uses a data-driven approach to drive student achievement, growth and profitability. Our global, regional and school teams track and analyze key performance indicators and we refine our operating strategy accordingly.

        We focus on the following key areas of our operations:

•
Academic quality assurance:  We monitor the academic quality of our schools and assess the quality of schools we acquire through a structured quality review framework that includes an annual review by our central Schools' Academic Performance Board. In addition, we perform ad hoc assessments of schools as required. We evaluate the achievement of students, the quality of teaching, the behaviour and safety of students, the quality of school leadership and management and overall effectiveness.

•
Student recruitment:  We have a systematic approach to student recruitment. Our comprehensive recruitment strategies are adapted to each school's local market and executed by each school's principal, admissions team and marketing manager. We use a relationship management system to monitor an applicant's file from initial inquiry through enrollment.

•
Pricing:  We monitor local market trends, including economic developments and supply and demand dynamics, to set tuition fees.

•
Cost management:  We use metrics-based management throughout our school operations to enhance efficiencies. We achieve operational efficiencies through various means, including efficient class scheduling and optimizing our teaching resources. We accomplish this by minimizing teachers' administrative responsibilities, allowing them to spend more time focused on teaching.

•
Capacity planning:  Our expertise in planning and adding capacity to meet demand enables us to manage growth by efficiently utilizing capacity at existing schools and expanding as necessary. We also work with architectural consultants who specialize in optimizing school configurations. Our approach to growing our network of schools is highly analytical, includes the use of demographic and economic models and we often commission third-party market research to identify opportunities for expansion.

        We use a balanced scorecard of key performance indicators that measures each school's performance from the perspective of all stakeholders, including parents, students, teachers and investors. Our balanced scorecard evaluates each school based on student safety, student performance, financial performance, staff performance and marketing and admissions. By regularly monitoring key performance indicators at each school, we can ensure that its operations meet our expectations. We learn of potential problems at any school in real time and intervene as required. This helps us maintain consistency across our schools and allows us to quickly integrate newly acquired or greenfield schools, which makes our business highly scalable.

Capital-Light, Returns-Focused Approach to Growth

        We have significantly grown our business while driving high returns on capital. Our capital-light expansion strategy focuses on securing high-quality, purpose-built schools through long-term leases, with the construction cost of many of our schools funded by real estate developers. When we acquire existing schools, we often acquire the operating businesses and enter into long-term leases with the sellers who retain ownership of the real estate. In fiscal 2013, our pro forma return on capital ("ROC"), calculated as adjusted operating profit divided by adjusted invested capital, was 28.0%. ROC is a non-IFRS measure. For additional information, including a calculation of ROC, see "—Summary Historical and Pro Forma Consolidated Financial and Operating Data."

Highly Attractive Financial Profile

•
High Visibility and Predictability:  We operate a highly visible and predictable business. Average student tenure across our network in the last three years was 3.5 years. In our latest academic year we lost only 3% of our students for reasons related to academic quality, student needs or tuition levels, based on parent responses to our exit surveys. At a majority of our schools, our terms and conditions require a full term's notice of withdrawal for a refund of prepaid tuition. The final academic term at most of our schools starts in April of each year and historically we have had few requests for refunds. We track inquiries and visits to estimate new enrollments. In fiscal 2013, we converted 62% of prospective student visits to our schools into enrollments (excluding schools acquired in 2013). As a result, we can estimate in-year and year-to-year student re-enrollment, new enrollment and revenue.

•
Favorable Working Capital Dynamics:  We received approximately 55% of our fiscal 2013 schools' revenue before August 31, 2012. We collected an additional 24% of our schools' revenue prior to January 2013, and an additional 13% prior to April 2013. The timing of our schools' revenue collection allows us to finance our operating expenses principally with pre-paid tuition fees.

•
Price Inelasticity Supported by Private-Pay Model:  We have been able to increase our tuition fees at an average of approximately 4-6% per annum over the last three years (which exceeds the median rate of inflation in the markets where our schools are located), while continuing to grow enrollment organically. Our private-pay model insulates our schools from volatility in government funding resulting from changing economic conditions or policies. The high quality of our schools supports our premium pricing. Most of our tuition fees are directly or indirectly paid by employers, who we believe accept price increases because education allowances typically represent only a small percentage of an expatriate's total compensation. We believe self-funding expatriates and affluent local families also accept our price increases because of the importance they place on a quality education for their children.

•
Strong Margins:  Our premium pricing and operating efficiencies result in strong margins. For the three months ended November 30, 2013, our Adjusted EBITDA margin was 28.6%. In fiscal 2013 our pro forma Adjusted EBITDA margin was 24.9%. With capacity utilization of 79% as of February 16, 2014, we have significant scope to expand our margins by growing enrollments without increasing capacity.

Experienced Management Team with Local and Global Expertise

        Our management team combines seasoned executives with experience in running publicly listed companies and leading education specialists. Andrew Fitzmaurice has been our CEO for more than ten years and was CEO when Nord Anglia Education plc was listed on the main board of the London Stock Exchange. Over the last several years, we have bolstered our senior management team with a number of significant appointments, including our corporate development director, education director, human resources director and director of student recruitment. Our senior management team is supported by experienced regional managers and local school administrators who implement our operating philosophy in each of our markets.

Our Strategies

Continue to Deliver High-Quality Education and Strong Outcomes for Students

        Our commitment to quality will remain the foundation of our operating performance and growth. We will continue to offer our students an excellent education, recruit and retain experienced and highly qualified principals and teachers and strive to help each student achieve high academic performance. We believe that building upon our reputation for quality and ensuring that our schools live up to the expectations of students and parents are key to strengthening our position as the world's leading international operator of premium schools.

Increase Student Enrollments at Our Existing Schools

        We aim to continue to increase enrollments by applying our systematic processes for generating inquiries, converting inquiries to enrollments and retaining existing students. Our school principals lead the recruitment effort with dedicated admissions and marketing teams. We generate inquiries and visits through referrals and digital and other marketing activities. In fiscal 2013, we converted 62% of prospective student visits to our schools into enrollments (excluding schools acquired in fiscal 2013).

Continue Price Leadership

        We will continue to invest in our teachers and campuses to enable us to consistently provide high-quality premium education. Improving our schools supports our strong reputation in the markets where we operate, which we expect will allow us to continue increasing prices in excess of inflation.

Increase Capacity

        Using our capital-light, returns-focused approach, we plan to continue expanding capacity at existing schools, opening new campuses on greenfield sites and pursuing acquisitions.

•
Capacity Expansion at Our Existing Schools.  We intend to expand capacity at our existing schools where market demand supports additional places. We will continue to develop our relationships with real estate developers and landlords, who we expect will continue to fund the vast majority of our capacity expansion. Our systematic approach to capacity expansion has enabled us to add 1,980 places to existing schools since August 31, 2008, including expansions at our schools in Shanghai-Pudong, Shanghai-Puxi and Beijing-Shunyi, which were funded by real estate developers.

•
Greenfield Expansion in Existing and New Markets.  We will continue to strategically open new schools in markets where we currently operate and in attractive new markets. We have successfully completed seven greenfield projects since 1992 and have three greenfield projects under development. For example, we plan to take advantage of market demand in Chicago by building a second campus with approximately 1,000 places, more than doubling our capacity. On December 13, 2013, we entered into agreements with a real estate developer who will build the new campus to our specifications, and we expect to open the new campus in September 2015.

In many new markets, our global market leadership and premium quality attract inquiries from governments, real estate developers and landlords. Governments and business and trade associations recognize that the availability of premium quality education for the children of expatriate employees is critical to attracting FDI from corporations. For example, in 2007, the China Britain Business Council approached us to partner with a local developer in order to develop our school in Beijing-Shunyi. More recently, in April 2013, following an extensive tender process, the Hong Kong Education Bureau awarded us a vacant school in Kowloon, Hong Kong. In Dubai, a landholder who obtained a site specifically for the development of an international school chose us from among several candidates to operate the new school. The landholder is now developing a state-of-the-art school to our specifications and will become our landlord upon its completion. We expect to open the school in September 2014 with a capacity of approximately 1,500 places.

•
Pursue Acquisitions.  According to Parthenon, single-site operators comprise approximately 89% of the premium schools market. The abundance of single-site operators provides a continuous supply of incremental acquisition opportunities. Potential sellers often engage with us in exclusive negotiations because of our reputation, success at integrating schools, capital resources and interest in keeping sellers involved as landlords and consultants without the ongoing responsibility of operating the school.

We evaluate each potential acquisition using a returns-based approach focused upon the school's quality, reputation, curriculum, local market dynamics, tuition levels, financial position and opportunities for growth. Once we acquire a school, our proven operating model drives educational improvements, enrollment growth and operational efficiencies. We have a highly successful record of acquiring and integrating schools, having purchased and integrated 19 schools since the end of fiscal 2008. Since we acquired these schools, their Adjusted EBITDA has grown at an average CAGR of approximately 26% (excluding schools we have owned for less than 12 months).

Risks Related to Our Business

        Our ability to achieve our goals and execute our strategies is subject to risks and uncertainties. We believe the following are the major risks and uncertainties that may materially affect us:

    •
    changes in our key industry drivers, globalization and FDI, may materially adversely affect our business;

    •
    increased competition in the premium school market could reduce our enrollments;

    •
    our inability to increase or maintain our tuition fees may materially adversely affect our financial performance; and

    •
    damage to our reputation, including as a result of our staff failing to appropriately supervise children under their care, could reduce our enrollments.

        See "Risk Factors" and "Special Note Regarding Forward-Looking Statements" for detailed discussions of these and other risks and uncertainties associated with our business and investing in our ordinary shares.

Corporate History

        Our controlling shareholder is Premier Education Holdings, which is controlled by The Baring Asia Private Equity Fund IV ("Baring Private Equity Asia").

        Our business was founded in 1972. From 1997 through August 2008, we conducted business as Nord Anglia Education plc, whose shares were listed on the main board of the London Stock Exchange. In August 2008, Nord Anglia Education plc was acquired in a going-private transaction led by Baring Private Equity Asia. Premier Education (UK) Holdco Limited, renamed "Nord Anglia Education (UK) Holdings plc" in 2012, was the buying consortium's ultimate holding vehicle that owned the acquiring entity that purchased all the shares in Nord Anglia Education plc. After the acquisition, Nord Anglia Education plc was delisted and renamed "Nord Anglia Education Limited." We, Nord Anglia Education, Inc., were incorporated in 2011, and in 2012 shareholders of Nord Anglia Education (UK) Holdings plc swapped their shares for shares in our company.

Corporate Information

        Our principal executive offices are located at Level 27, World-Wide House, 19 Des Voeux Road, Central, Hong Kong. Our telephone number at this address is +852-3977-0765. Our registered office is located at Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

        Investor inquiries should be directed to us at the address and telephone number of our principal executive offices. Our website is www.nordanglia.com. The information contained on or accessible through our website does not constitute part of this prospectus. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., 400 Madison Avenue, 4th Floor, New York, New York 10017.

Implications of Being an Emerging Growth Company

        As a company with less than $1 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). For so long as we remain an emerging growth company, we are permitted to rely on exemptions from some of the reporting requirements that are applicable to public companies that are not emerging growth companies. These exemptions include:

    •
    being permitted to provide only two years of selected financial data (rather than five years) and only two years of audited financial statements (rather than three years), in addition to any required unaudited interim financial statements, with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure; and

    •
    not being required to comply with the auditor attestation requirements of the Sarbanes-Oxley Act of 2002 in the assessment of our internal control over financial reporting.

        We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have included three years of selected financial data in this prospectus in reliance on the first exemption described above. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

        In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued by the Financial Accounting Standards Board until those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards. Because we prepare our financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), accounting standards issued by the Financial Accounting Stands Board will not apply to us unless we adopt U.S. generally accepted accounting principles in place of IFRS or present a reconciliation of our financial statements to U.S. generally accepted accounting principles.

The Offering

Ordinary shares we are offering	shares
Ordinary shares outstanding immediately after this offering	shares
Use of Proceeds

We estimate that the net proceeds from this offering will be approximately $                         million, or $                         million if the underwriters exercise their over-allotment option in full. We intend to use the net proceeds from this offering, together with borrowings under a new secured term loan facility that we intend to enter into at the close of this offering, to redeem in full our 10.25% senior secured notes due 2017 and our 8.50%/9.50% senior PIK toggle notes due 2018, and the remainder, if any, to partially redeem our preference shares held by Premier Education Holdings and members of our management. We refer to the refinancing of the notes as the "Refinancing" in this prospectus. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Debt—Refinancing of Notes."

Proposed New York Stock Exchange symbol	NORD

        The number of ordinary shares outstanding immediately after this offering assumes:

    •
    in accordance with our articles of association currently in effect, the redemption at par value of deferred shares and redeemable A ordinary shares from Premier Education Holdings Limited and other classes of redeemable ordinary shares from other shareholders to give effect to a ratchet mechanism that increases the percentage shareholding of certain shareholders, primarily our management and employees, upon the closing of this offering;

    •
    the conversion of all classes of preference shares, including one preference share to be issued to Premier Education Holdings immediately prior to the completion of this offering in exchange for $31.1 million of debt, into redeemable A ordinary shares upon the closing of this offering (see "Related Party Transactions—Relationship with Baring Private Equity Asia—Debt"); and

    •
    the conversion of all classes of redeemable ordinary shares into                         ordinary shares, par value $0.01 per share, upon the closing of this offering.

        The partial redemption, if any, of our preference shares with the proceeds of this offering will occur prior to the conversion of our redeemable ordinary shares into             ordinary shares, par value $0.01 per share, upon the closing of this offering and will not affect the number of ordinary shares offered hereby or the number of ordinary shares outstanding following the completion of this offering.

        Following the completion of this offering, we will have one class of shares outstanding.

        The number of ordinary shares outstanding immediately after this offering excludes            additional ordinary shares reserved for future grants under our stock option plan.

        Unless otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their option to purchase up to an additional                        ordinary shares.

Summary Historical and Pro Forma Consolidated Financial and Operating Data

        The following historical summary consolidated income statement data for the years ended August 31, 2011, 2012 and 2013 and consolidated balance sheet data as of August 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical summary consolidated income statement data for the three months ended November 30, 2012 and 2013 and consolidated balance sheet data as of November 30, 2013 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with IFRS. The historical financial information presented below for periods prior to May 22, 2013, the date on which we acquired WCL Group, does not reflect the acquisition or WCL Group's results of operations.

        We have adopted IAS 19 Employee Benefits (revised) ("IAS 19") prospectively effective September 1, 2013 in our unaudited interim consolidated financial statements as of November 30, 2013 and for the period ended November 30, 2013. We have not restated our audited consolidated financial statements for the years ended August 31, 2011, 2012 and 2013 and our unaudited interim consolidated financial statements for the quarter ended November 30, 2012 as the impact of this revised standard is not material to our results of operations and financial position.

        The following unaudited pro forma summary consolidated income statement data for the year ended August 31, 2013 and the three months ended November 30, 2012 give effect to our acquisition of WCL Group as though it had occurred on September 1, 2012. The historical and pro forma financial and operating results presented below are not necessarily indicative of our results for any future fiscal period. You should read the summary consolidated financial data set forth below in conjunction with "Unaudited Pro Forma Condensed Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our and WCL Group's consolidated financial statements and related notes included elsewhere in this prospectus.

	For the year ended August 31,				For the three months ended November 30,
	2011	2012	2013	2013	2012	2012	2013
	Actual	Actual	Actual	Pro forma	Actual	Pro forma	Actual
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in millions of dollars, except per share data)
Consolidated Income Statement Data:
Revenue	225.2	274.4	323.7	415.0	89.1	117.9	135.1
Cost of sales	(105.0)	(126.5)	(147.6)	(189.8)	(40.7)	(54.4)	(61.9)

Gross Profit	120.2	147.9	176.1	225.2	48.4	63.5	73.2

Selling, general and administrative expenses(1)	(78.1)	(84.6)	(96.0)	(131.3)	(22.1)	(29.9)	(38.2)
Depreciation	(7.2)	(9.9)	(11.7)	(16.0)	(2.6)	(4.1)	(5.3)
Amortization	(2.8)	(3.5)	(5.7)	(8.8)	(0.9)	(1.9)	(2.4)
Impairment of goodwill	(16.7)	(10.7)	—	—	—	—	—
Exceptional items	(9.4)	(12.5)	(17.7)	(9.1)	(1.0)	(1.0)	(1.6)

Total selling, general and administrative expenses	(114.2)	(121.2)	(131.1)	(165.2)	(26.6)	(36.9)	(47.5)

Operating profit	6.0	26.7	45.0	60.0	21.8	26.6	25.7
Finance income	10.1	2.0	2.3	2.3	0.6	0.6	0.6
Finance expense
- Shareholder loan notes accrued interest	(36.8)	(25.4)	—	—	—	—	—
- Bank loans, notes and overdrafts	(12.9)	(22.9)	(50.9)	(59.3)	(9.5)	(12.3)	(16.5)
- Other finance expenses	(2.0)	(1.4)	(0.4)	(0.4)	(0.1)	(0.1)	(0.2)
Total finance expense(2)	(51.7)	(49.7)	(51.3)	(59.7)	(9.6)	(12.4)	(16.7)

Net financing expense	(41.6)	(47.7)	(49.0)	(57.4)	(9.0)	(11.8)	(16.1)

(Loss)/profit before tax	(35.6)	(21.0)	(4.0)	2.6	12.8	14.8	9.6
Income tax expense	(12.5)	(16.4)	(19.3)	(18.6)	(5.5)	(5.0)	(6.1)

(Loss)/profit for the period	(48.1)	(37.4)	(23.3)	(16.0)	7.3	9.8	3.5

(Loss)/profit per share attributable to equity holders (in dollars)
Basic (loss)/profit per share	(0.38)	(0.27)	(0.27)	(0.22)	0.05	0.07	0.02
Diluted loss per share	(1.26)	(1.17)	(1.24)	(1.00)	0.05	0.07	0.02

	As of August 31,
			As of November 30, 2013
	2012	2013
			(unaudited)
	(in millions of dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	108.5	171.1	131.4
Other current assets	49.6	84.2	85.5
Total non-current assets	508.7	870.7	877.7

Total assets	666.8	1,126.0	1,094.6

Current liabilities	254.3	398.7	366.5
Total non-current liabilities	368.7	707.3	700.3

Total equity	43.8	20.0	27.8

Total equity and liabilities	666.8	1,126.0	1,094.6

(1)
Excludes depreciation, amortization, impairment of goodwill and exceptional items.

(2)
As described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Debt—Refinancing of Notes," we intend to refinance our notes with the proceeds of this offering and a new secured term loan facility. We expect that the new term loan facility will bear interest based on applicable margin percentages of            % per annum for base rate loans and            % per annum for LIBOR rate loans, provided that LIBOR may not be lower than            %. Based on these anticipated interest rates, and assuming we use $             million of the net proceeds of this offering to redeem 35% of the notes and borrowings under the term loan facility to redeem the remainder of the notes, we estimate that (i) net finance expense attributable to the portion of the notes redeemed using offering proceeds, before taxes, would have decreased by approximately $             million, $             million and $             million for the year ended August 31, 2013, the three months ended November 30, 2013 and the three months ended November 30, 2012, respectively, and (ii) net finance expense attributable to the portion of the notes redeemed using borrowings under the new term loan facility would have decreased by approximately, $             million, $             million and $             million for the year ended August 31, 2013, the three months ended November 30, 2013 and the three months ended November 30, 2012, respectively. An increase (decrease) in the anticipated interest rates under the new term loan facility by 0.125% would decrease (increase) the net interest expense savings with respect to the portion of the notes redeemed with borrowings under the new term loan facility, before taxes, by $             million, $             million and $             million for the year ended August 31, 2013, the three months ended November 30, 2013 and the three months ended November 30, 2012, respectively. We expect to incur an exceptional charge of approximately $             million related to the redemption of our notes. The charge will be included in finance expense in the quarter in which we redeem the notes.

  Based on the anticipated interest rates set forth above, assuming our new term loan facility had been fully drawn during the three months ended November 30, 2013, and that none of our notes were outstanding during the three months ended November 30, 2013, our net interest expense, before tax, for the period would have decreased by $             million. An increase (decrease) in the anticipated interest rates under the new term loan facility by 0.125% would decrease (increase) the net interest expense savings by $             million for the period.

	For the year ended August 31,			For the three months ended November 30,
	2011	2012	2013	2012	2013
Key Operating Data:(1)
Full-time equivalent students (average for the period)(2)
China	3,070	3,622	4,075	4,029	4,819
Europe	3,412	3,775	4,448	4,448	4,502
Middle East/South East Asia	572	783	3,364	3,261	4,902
North America	—	—	2,491	2,429	2,713

Total	7,054	8,180	14,377	14,167	16,936
Capacity (average for the period)(3)
China	4,860	5,360	5,375	5,360	6,964
Europe	4,052	4,342	5,160	5,147	5,322
Middle East/South East Asia	1,500	1,500	4,791	4,791	5,691
North America	—	—	3,660	3,660	3,760

Total	10,412	11,202	18,986	18,958	21,737
Utilization (average for the period)(4)
China	63%	68%	76%	75%	69%
Europe	84%	87%	86%	86%	85%
Middle East/South East Asia	38%	52%	70%	68%	86%
North America	—	—	68%	66%	72%

Average	68%	73%	76%	75%	78%
Revenue per full-time equivalent student (in thousands of dollars)(5)
China	27.9	30.8	33.8	9.6	9.8
Europe	29.6	29.5	28.7	8.5	8.9
Middle East/South East Asia	10.3	12.5	16.4	4.7	4.7
North America	—	—	25.0	7.2	7.4

(1)
For fiscal 2013 and the three months ended November 30, 2012, the key performance indicators are presented as if our acquisition of WCL Group had completed on September 1, 2012. For fiscal 2011, the key performance indicators are presented as if our acquisition of Collège Alpin Beau Soleil, Collège Champittet-Lausanne and Collège Champittet-Nyon had completed on September 1, 2010.

(2)
We calculate average FTEs for a period by dividing the total number of FTEs at each calendar month end in the period by the number of calendar months in the period.

(3)
We calculate average capacity for a period by dividing the total number of FTEs that can be accommodated in our schools based on their existing classrooms at each calendar month end in the period by the number of months in the period.

(4)
We calculate utilization for a period as a percentage equal to the ratio of average FTEs for the period divided by average capacity for the period.

(5)
We calculate revenue per FTE for a period by dividing revenue from our schools for the period by the average FTEs for the period.

	For the year ended August 31,				For the three months ended November 30,
	2011	2012	2013	2013	2012	2012	2013
	Actual	Actual	Actual	Pro forma	Actual	Pro forma	Actual
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in millions of dollars, except percentages)
Supplementary Financial Data:
Adjusted EBITDA(1)
Schools
China	40.8	53.8	66.8	66.8	18.9	18.9	21.7
Europe	16.3	25.6	22.7	25.5	8.0	9.2	9.5
Middle East/South East Asia	(5.6)	(3.8)	5.9	11.8	1.2	2.5	6.1
North America	—	—	0.3	18.3	—	5.7	7.1
Discontinuing(2)	(0.4)	(0.0)	—	—	—	—	—

Total	51.1	75.6	95.7	122.4	28.1	36.3	44.4
Other(3)	13.7	10.3	6.6	7.6	2.2	2.2	0.5
Central and regional expenses	(16.9)	(15.7)	(22.8)	(26.6)	(4.6)	(5.9)	(6.2)

Adjusted EBITDA	47.9	70.2	79.5	103.4	25.7	32.6	38.7

Adjusted EBITDA Margin(4)	21.3%	25.6%	24.6%	24.9%	28.8%	27.7%	28.6%
Adjusted Net Income(1)	(14.0)	(4.4)	(1.3)	9.8	8.4	11.3	10.7
Return on Capital(5)		33.1%	25.0%	28.0%

(1)
We use EBITDA, Adjusted EBITDA and Adjusted Net Income as supplemental financial measures of our operating performance. We define EBITDA as (loss)/profit for the year plus income tax expense, net financing (expense)/income, exceptional items, impairment of goodwill, amortization and depreciation, and we define Adjusted EBITDA as EBITDA adjusted for the items set forth in the table below. We define Adjusted Net Income as Adjusted EBITDA adjusted for the items in the table below. EBITDA, Adjusted EBITDA and Adjusted Net Income are not standard measures under IFRS. EBITDA, Adjusted EBITDA and Adjusted Net Income should not be considered in isolation or construed as alternatives to cash flows, net income or any other measure of financial performance or as indicators of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. We may incur expenses similar to the adjustments in this presentation in the future and certain of these items could be recurring. EBITDA, Adjusted EBITDA and Adjusted Net Income presented herein may not be comparable to similarly titled measures presented by other companies. Set forth below is a reconciliation of EBITDA, Adjusted EBITDA and Adjusted Net Income to the most directly comparable IFRS measure, loss for the year.

	For the year ended August 31,				For the three months ended November 30,
	2011	2012	2013	2013	2012	2012	2013
	Actual	Actual	Actual	Pro forma	Actual	Pro forma	Actual
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in millions of dollars)
(Loss)/profit for the period	(48.1)	(37.4)	(23.3)	(16.0)	7.3	9.8	3.5

Income tax expense	12.5	16.4	19.3	18.6	5.5	5.0	6.1
Net financing expense(a)	41.6	47.7	49.0	57.4	9.0	11.8	16.1
Exceptional items(b)	9.4	12.5	17.7	9.1	1.0	1.0	1.6
Impairment of goodwill(c)	16.7	10.7	—	—	—	—	—
Amortization	2.8	3.5	5.7	8.8	0.9	1.9	2.4
Depreciation	7.2	9.9	11.7	16.0	2.6	4.1	5.3

EBITDA	42.1	63.3	80.1	93.9	26.3	33.6	35.0

Loss on disposal of property, plant and equipment(d)	1.0	0.3	0.1	0.1	—	—	—
Exchange (gain)/loss(e)	(3.5)	4.6	(4.0)	(1.8)	(0.5)	(1.1)	2.1
Restructuring(f)	—	—	—	0.8	—	—	—
Pre-acquisition and corporate structuring costs(g)	3.2	0.6	—	0.8	—	0.2	—
Write-off of management charges to a related party(h)	1.8	—	—	—	—	—	—
School and contract closure costs(i)	1.8	—	—	—	—	—	—
Share based payments(j)	0.3	0.6	0.1	6.4	—	—	1.1
Management fees(k)	—	—	3.3	3.3	—	—	0.5
Others(l)	1.2	0.8	(0.1)	(0.1)	(0.1)	(0.1)	0.0

Adjusted EBITDA(m)	47.9	70.2	79.5	103.4	25.7	32.6	38.7

Depreciation	(7.2)	(9.9)	(11.7)	(16.0)	(2.6)	(4.1)	(5.3)
Net financing expense(a)	(41.6)	(47.7)	(49.0)	(57.4)	(9.0)	(11.8)	(16.1)
Income tax expense	(12.5)	(16.4)	(19.3)	(18.6)	(5.5)	(5.0)	(6.1)
Tax adjustments(n)	(0.6)	(0.6)	(0.8)	(1.6)	(0.2)	(0.4)	(0.5)

Adjusted Net Income	(14.0)	(4.4)	(1.3)	9.8	8.4	11.3	10.7

    (a)
    As described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Debt—Refinancing of Notes," we intend to refinance our notes with the proceeds of this offering and a new secured term loan facility. We expect that the new term loan facility will bear interest based on applicable margin percentages of            % per annum for base rate loans and            % per annum for LIBOR rate loans, provided that LIBOR may not be lower than            %. Based on these anticipated interest rates, and assuming we use $             million of the net proceeds of this offering to redeem 35% of the notes and borrowings under the term loan facility to redeem the remainder of the notes, we estimate that (i) net finance expense attributable to the portion of the notes redeemed using offering proceeds, before taxes, would have decreased by approximately $             million, $             million and $             million for the year ended August 31, 2013, the three months ended November 30, 2013 and the three months ended November 30, 2012, respectively, and (ii) net finance expense attributable to the portion of the notes redeemed using borrowings under the new term loan facility would have decreased by approximately, $             million, $             million and $             million for the year ended August 31, 2013, the three months ended November 30, 2013 and the three months ended November 30, 2012, respectively. An increase (decrease) in the anticipated interest rates under the new term loan facility by 0.125% would decrease (increase) the net interest expense savings with respect to the portion of the notes redeemed with borrowings under the new term loan facility, before taxes, by $             million, $             million and $             million for the year ended August 31, 2013, the three months ended November 30, 2013 and the three months ended November 30, 2012, respectively. We expect to incur an exceptional charge of approximately $             million related to the redemption of our notes. The charges will be included in finance expense in the quarter in which we redeem the notes.

      Based on the anticipated interest rates set forth above, assuming our new term loan facility had been fully drawn during the three months ended November 30, 2013, and that none of our notes were outstanding during the three months ended November 30, 2013, our net interest expense, before tax, for the period would have decreased by $             million. An increase (decrease) in the anticipated interest rates under the new term loan facility by 0.125% would decrease (increase) the net interest expense savings by $             million for the period.

    (b)
    In fiscal 2011, exceptional items included expenses related to the relocation of our central services function to Hong Kong. In fiscal 2012, 2013 and 2013 pro forma, exceptional expenses primarily related to the acquisition of schools, including associated transaction and integration costs, and transaction management fees paid to Baring Private Equity Asia associated with our notes issuances. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations."

    (c)
    In fiscal 2011, impairment of goodwill included the non-cash impairment charge on the goodwill associated with the UK learning services business. In fiscal 2012, impairment of goodwill included the non-cash impairment charge on the remaining balance of the goodwill relating to learning services in the Middle East. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations."

    (d)
    In fiscal 2011, represents loss on disposal of property, plant and equipment associated with the closure of our school in Nanxiang, Shanghai. In fiscal 2012, 2013 and 2013 pro forma, includes loss on disposal of assets associated with the termination of learning services contracts in the UK.

    (e)
    Represents foreign currency translational gains/losses primarily associated with our inter-company loan balances.

    (f)
    Represents the full-year benefit of headcount reductions that have already been implemented.

    (g)
    In fiscal 2011 and 2012, represents costs associated with legal, tax and accounting advice in relation to the conversion of our U.S. dollar shareholder loans from pound sterling, as well as costs associated with changes to our corporate structure and lending arrangements to enable us to acquire our schools in Switzerland. In fiscal 2012 and 2013 pro forma, represents costs incurred by WCL Group in connection with the acquisition.

    (h)
    For fiscal 2010, we earned a management fee for operating Collège Champittet-Lausanne and Collège Champittet-Nyon on behalf of a related party. These fees were subsequently written off in fiscal 2011.

    (i)
    Represents school and contract closure costs associated with the closure of our school in Nanxiang.

    (j)
    In fiscal 2011, 2012, 2013 and the first quarter of fiscal 2014, represents non-cash charges associated with the equity investments in our company by members of our management. In 2013 pro forma, includes non-cash charges associated with share-based compensation of WCL Group.

    (k)
    Represents management fees paid to Premier Education Holdings.

    (l)
    In fiscal 2011 and 2012, represents various fees, expenses and redundancy costs relating to the change in the mix of our business from learning services to premium schools.

    (m)
    Includes Adjusted EBITDA losses attributable to BISAD of $5.6 million, $3.8 million, $1.1 million and $0.5 million in fiscal 2011, 2012 and 2013 and the first quarter of fiscal 2013, respectively. In the foregoing periods, BISAD contributed revenue of $5.9 million, $9.8 million, $14.5 million and $4.5 million, respectively. Also includes pro forma Adjusted EBITDA losses attributable to our school in New York of $0.9 million and $0.2 million in fiscal 2013 and the first quarter of fiscal 2013, respectively, and Adjusted EBITDA losses attributable to our school in New York of $0.1 million in the first quarter of fiscal 2014. Our school in New York contributed pro forma revenue of $2.3 million and $0.6 million in fiscal 2013 and the first quarter of fiscal 2013, respectively, and contributed revenue of $0.9 million in the first quarter of fiscal 2014.

    (n)
    Represents the tax impact associated with the exclusion of exceptional items and amortization from the calculation of Adjusted Net Income.

(2)
Discontinuing Adjusted EBITDA relates to the results of our school in Nanxiang that we closed in 2011.

(3)
Includes Adjusted EBITDA from our learning services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview."

(4)
Adjusted EBITDA divided by revenue.

(5)
ROC is not a recognized measure under IFRS. We believe ROC is a meaningful metric for investors because it measures how effectively we use capital to generate operating profit. We define ROC as adjusted operating profit divided by adjusted invested capital. Although ROC is a common financial metric, numerous methods exist for calculating ROC. Accordingly, our method of calculating ROC may differ from the methods other companies use to calculate their ROC. We encourage you to understand the methods other companies use to calculate ROC before comparing their ROC to ours. The following table presents the calculation of ROC for the periods presented:

	As of and for the year ended August 31,
	2012	2013	2013
	Actual	Actual	Pro forma
			(unaudited)
	(in millions of dollars, except percentages)
Operating Profit	26.7	45.0	60.0
Adjustments:
Exceptional items(a)	12.5	17.7	9.1
Impairment of goodwill(b)	10.7	—	—
Depreciation	9.9	11.7	16.0
Loss on disposal of property, plant and equipment(c)	0.3	0.1	0.1
Exchange (gain)/loss(d)	4.6	(4.0)	(1.8)
Restructuring(e)	—	—	0.8
Pre-acquisition and corporate structuring costs(f)	0.6	—	0.8
Share-based payments(g)	0.6	0.1	6.4
Management fees(h)	—	3.3	3.3
Others(i)	0.8	(0.1)	(0.1)
Rental expense(j)	27.6	31.9	38.9
Cash taxes paid	(15.9)	(25.5)	(26.0)
Cash tax effect of rental expense adjustment(k)	(5.5)	(7.4)	(8.8)

Adjusted Operating Profit	72.9	72.8	98.7

Total assets	666.8	1,126.0	1,126.0
Plus: accumulated depreciation of property, plant and equipment	20.1	32.5	36.8
Plus: capitalized leases(l)	220.8	255.2	311.4
Minus: non-interest bearing current liabilities(m)	(232.5)	(368.1)	(368.1)
Minus: goodwill and intangibles	(455.1)	(753.7)	(753.7)

Adjusted invested capital	220.1	291.9	352.4

Return on capital	33.1%	25.0%	28.0%

  (a)
  In fiscal 2012, 2013 and 2013 pro forma, exceptional expenses primarily related to the acquisition of schools, including associated transaction and integration costs, and transaction management fees paid to Baring Private Equity Asia associated with our notes issuances. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations."

  (b)
  In fiscal 2012, impairment of goodwill included the non-cash impairment charge on the remaining balance of the goodwill relating to learning services in the Middle East. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations."

  (c)
  In fiscal 2012, 2013 and 2013 pro forma, includes loss on disposal of assets associated with the termination of learning services contracts in the U.K.

  (d)
  Represents foreign currency translational gains/losses primarily associated with our inter-company loan balances.

  (e)
  Represents the full-year benefit of headcount reductions that have already been implemented.

  (f)
  In fiscal 2012, represents costs associated with legal, tax and accounting advice in relation to the conversion of our U.S. dollar shareholder loans from pound sterling, as well as costs associated with changes to our corporate structure and lending arrangements to enable us to acquire our schools in Switzerland. In 2013 pro forma, represents costs incurred by WCL Group in connection with the acquisition.

  (g)
  Represents non-cash charges associated with the equity investments in our company by members of our management and in 2013 pro forma, includes non-cash charges associated with share-based compensation of WCL Group.

  (h)
  Represents management fees paid to Premier Education Holdings.

  (i)
  In fiscal 2012, various fees, expenses and redundancy costs relating to the change in the mix of our business from learning services to premium schools.

  (j)
  Represents actual rental payments for leased schools and offices.

  (k)
  Increase in cash tax that would have resulted if we had not incurred the rental expenses described in note (j).

  (l)
  Capitalized lease obligations calculated as rental expense as presented in note (j) multiplied by eight.

  (m)
  Represents total current liabilities minus interest-bearing current liabilities.

RISK FACTORS

        An investment in our ordinary shares involves significant risks. You should carefully consider the risks described below as well as other information in this prospectus, including our consolidated financial statements and related notes, before you decide to buy our ordinary shares. If any of the following risks materializes, our business, prospects, financial condition and results of operations could be materially harmed, the trading price of our ordinary shares could decline and you could lose all or part of your investment.

Risks Related to Our Business

         Adverse changes in key industry drivers may reduce demand for our schools.

        We believe that the key industry drivers for our schools include:

    •
    globalization and increasing FDI; and

    •
    a growing emphasis by parents on high-quality education for their children.

        Changes in our key industry drivers may materially adversely affect our business, prospects, results of operations and financial condition. For example, if FDI stock declines in one of the countries in which we operate, the number of expatriate families in that country may decrease, which could reduce demand for our schools. During the 2009/2010 academic year, attracting new students was more difficult than in previous and subsequent academic years, which we believe was due in part to the 2008 global financial crisis. Furthermore, as some of the emerging markets in which we operate reach a higher level of economic development and develop a more skilled local workforce, companies could increasingly rely on the local workforce and employ fewer expatriates, which could reduce our business if we are unable to adapt or attract local students.

        In addition, we believe that growth of GDP and individual disposable income in emerging markets tends to increase demand from local families, as they increase their focus and spending on premium quality education. Accordingly, decreases or limited growth in GDP or disposable income may reduce demand for our schools from local families and limit our ability to recruit and retain local students.

         Competition in the premium school market could reduce enrollments, increase our cost of recruiting and retaining students and teachers and put downward pressure on our tuition fees and profitability.

        We face competition from other schools in the locations in which we operate that target the children of expatriate and affluent local families. Some of our existing and potential competitors may be able to devote greater resources than we can to the development and construction of schools offering premium quality education and respond more quickly to changes in parents' demands, admissions standards, market needs or new technologies. Moreover, our competitors may increase capacity in any of our markets to an extent that leads to an over-supply.

        If we are unable to differentiate our schools from those of our competitors and successfully market our schools to parents and students, we could face competitive pressures that reduce enrollment. If our enrollment falls, we may be required to reduce our tuition fees or increase spending in order to attract and retain students, which could materially adversely affect our business, prospects, results of operations and financial condition. See "Business—Competition."

         If we fail to increase or maintain our tuition fees, our financial performance may suffer.

        Tuition fees at our schools are among the highest in their markets. Factors that could affect our ability to increase or maintain our premium tuition fees include:

    •
    a decline in our reputation for quality;

    •
    resistance to tuition fee increases from parents and expatriates' employers as a result of difficult economic conditions or fee increases in recent academic years;

    •
    pricing pressure from other premium schools in our markets; and

    •
    government restrictions that limit our ability to increase tuition fees, such as those to which British International School Abu Dhabi ("BISAD") and our schools in Qatar are subject (see "Regulation—ME/SEA").

        In addition, changes in expatriate compensation and benefits packages that alter the way in which employers pay for tuition fees may negatively affect our ability to increase or maintain our tuition fees. For example, if employers were to increasingly rely on cost of living adjustments in the form of lump sum payments in cash to expatriate parents rather than paying tuition fees directly, parents may become more price sensitive to tuition fees. Our inability to increase or maintain our tuition fees could materially adversely affect our business, prospects, financial condition and results of operations.

         Any damage to the reputation of any of our schools may adversely affect our overall business, prospects, results of operations and financial condition.

        Our reputation could be adversely affected under many circumstances, including the following:

    •
    members of our staff behave or are perceived to behave inappropriately or illegally;

    •
    members of our staff fail to appropriately supervise children under their care;

    •
    we fail to properly deal with an accident or other event that injures our students;

    •
    we fail to conduct proper checks on members of our staff who come into contact with children and young adults;

    •
    accidents, epidemics or other events adversely affect our students;

    •
    we lose a license, permit, accreditation or other authorization to operate a school;

    •
    poor-quality operators use names that create confusion with our schools or fraudulently use our brand name or the name of one of our schools;

    •
    we do not maintain consistent teaching quality or fail to deliver strong academic results;

    •
    the curricula in our schools are not perceived as being sufficiently high quality;

    •
    our school facilities do not meet the standards expected by parents and students of premium schools;

    •
    we close one or more of our schools; and

    •
    we become subject to litigation or other legal proceedings relating to any of the above or other matters.

        The likelihood that any of the foregoing occurs increases as we expand our network of schools. These events could influence the way our schools are viewed not only by our customers, but also by other constituencies in the education sector and the general public. Moreover, an event that directly damages the reputation of one of our schools could adversely affect the reputation and operations of our other schools. If our reputation declines, our overall business, prospects, results of operations and financial condition could be harmed.

         If we fail to enroll new students and re-enroll existing students, our financial performance may suffer.

        Increasing enrollments and utilization rates in our schools are critical to our financial performance. In our experience, approximately 28% of our students leave our schools each academic year, primarily due to expatriate relocations and graduation. If our recruitment efforts fail to increase enrollment or replace departing students, our financial performance may suffer. In addition, if we fail to maintain our quality of education, parents may choose not to re-enroll their children in our schools. If we are unable to recruit and retain students, our business, prospects, results of operations and financial condition (including working capital and cash flow) could be materially adversely affected.

         We may lose accreditations or permits that we require to operate our schools.

        In order to operate our schools, we maintain various accreditations from curriculum providers and permits from examination bodies, such as the International Baccalaureate Organization. To maintain our accreditations and permits, we must meet standards related to, among other things, performance, governance, institutional integrity, educational quality, staff, administrative capability, resources and financial stability. If any of our schools fails to meet these standards, it could lose its accreditations or permits, which could materially adversely affect our business, prospects, results of operations and financial condition. See "Regulation."

         We may be unable to recruit, train and retain qualified and experienced principals and teaching staff.

        The process of hiring employees with the combination of skills and attributes required to implement our business strategy can be difficult and time-consuming. Our school principals in particular are key to the success of their schools. We face competition in attracting and retaining principals and teachers who possess the necessary experience and accreditation to teach at our schools. We may find it difficult to recruit principals and teachers who are willing to relocate to some of our international locations, and we must provide competitive compensation packages to attract and retain qualified individuals. Some of our principals and teachers remain at their school only for a limited time, which could affect our reputation in the market if we provide insufficient continuity. As we expand and add personnel, it may be difficult to maintain consistency in the quality of our principals and teachers. If we are unable to, or are perceived to be unable to, attract and retain experienced and qualified principals and teachers, our business, prospects, results of operations and financial condition may be materially adversely affected.

         We may lose the services of members of our senior management team.

        Our success depends in part on the continued skills, efforts and motivation of our officers and senior management team. We have in the past, and may in the future, experience changes in our senior management for a variety of reasons, including restructuring, medical problems, retirement and resignations. In addition, key personnel could leave us to join our competitors. Losing the services of key members of senior management or experienced personnel may be disruptive and cause uncertainty. We depend upon the services of our executive committee members and other members of our management team who have significant experience with our company and within the education industry. If one or more members of our senior management team or key personnel are unable or unwilling to continue in their present positions, including for health, family or other personal reasons, we may not be able to replace them easily or at all. Our inability to attract and retain qualified senior managers or key personnel in a timely manner could materially adversely affect our business, prospects, results of operations and financial condition.

         We may be unable to manage our current operations and future growth.

        Our recent significant growth may strain our ability to manage our operations and integrate our acquisitions. In fiscal 2013, we acquired 13 new schools, 11 of which are in jurisdictions in which we had not previously operated schools—the United States, Qatar and Spain. We expect to continue growing after the completion of this offering. In 2014, we expect to open schools in Dubai and Hong Kong, where we have not previously operated schools, and we may acquire additional schools.

        Acquiring or developing greenfield schools entails significant risks, including the following:

    •
    we may be unable to integrate acquisitions into our network without disrupting our operations or diverting management's attention or at all;

    •
    we may incorrectly evaluate the financial performance or potential of our acquisitions or greenfield developments or schools we acquire may have insufficient financial or operational resources;

    •
    we may be unable to successfully integrate and retain an acquired school's principal, teachers and other employees or adequately staff greenfield schools;

    •
    our use of cash to pay for acquisitions limits other potential uses of our cash and may deplete our cash reserves;

    •
    the development of greenfield projects may be delayed as a result of many factors, such as delays in obtaining government approvals or licenses, shortage of key supplies and skilled labor, construction accidents, natural catastrophes and adverse weather conditions, some of which are beyond our control;

    •
    resistance from parents, teachers or administrators to an acquisition could reduce its value; and

    •
    we may incur write-offs, impairment charges, amortization expenses or other expenses related to goodwill and other intangible assets we record.

        These risks may increase when we expand into new countries or new cities in countries where we already operate. Managing the growth of a geographically diverse business involves significant risks and challenges. We may find it difficult to manage financial resources, implement uniform policies and standards and maintain our operational, management and technology systems across our global network. New markets also pose challenges related to cultural differences and relationships with local education authorities.

        If we are unable to manage our current operations, our growth strategy or the risks that we may encounter in expanding our operations into new markets, our business, prospects, results of operations and financial condition may be materially adversely affected.

         Acquisitions may expose us to liabilities.

        When we acquire a school, we may become subject to regulatory, licensing, litigation, tax and other liabilities based on circumstances we fail to discover in our due diligence review. When we do discover potential liabilities during our due diligence review, neither the valuation adjustment nor the contractual protections we negotiate may be sufficient to fully protect us from losses. Although we generally have rights to indemnification, our rights are limited by survival periods for bringing claims and limitations on the nature and amount of losses we may recover, and we cannot be certain that any indemnification will be collectible or sufficient in amount, scope or duration to fully offset any loss we may suffer. For example, we estimate that we face potential tax liabilities of up to $4.9 million as a result of one of our acquisitions. Although the seller indemnified us against tax liabilities, we cannot assure you that our estimate of our potential tax liability is accurate or that we would be able to recover the full amount of any potential losses.

         If we fail to obtain suitable sites for greenfield schools, increase capacity at existing schools or acquire new schools we may not be able to grow our business.

        Our growth strategies include developing greenfield schools, increasing capacity at our current schools and acquiring existing schools. We may be unable to find suitable greenfield sites in desirable locations in markets where we wish to build new schools or expand our operations. Available sites may be too small for our capacity requirements, prohibitively expensive or subject to zoning restrictions that do not permit school facilities. If we do locate suitable sites for new schools or to expand capacity at existing schools, we may be unable to finance acquisition, construction or other costs. Similarly, we may be unable to find acquisition targets that satisfy our requirements for size, quality, location, price or other factors we consider important, and we may be unable to finance the acquisition of suitable targets that we do find. If we fail to grow our business, our prospects, results of operations and financial condition may be materially adversely affected.

         If we are unable to upgrade our schools, they may become less attractive to parents and students and we may fail to grow our business.

        All of our schools require periodic upgrades to remain attractive to parents and students. Upgrading the facilities at our schools could be difficult for a number of reasons, including the following:

    •
    our properties may not have the capacity or configuration to accommodate proposed renovations;

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    construction and other costs may be prohibitive;

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    we may fail to obtain regulatory approvals;

    •
    we may be unable to finance construction and other costs; and

    •
    we may not be able to negotiate reasonable terms with our landlords or developers or complete the work within acceptable timeframes.

        Our failure to upgrade the facilities of our schools could lead to lower enrollment and may materially adversely affect our business, prospects, results of operations and financial condition.

         Some of the cities in which we operate schools may become less popular destinations for expatriates.

        Changing environmental, political and other factors could make cities in which we operate schools less attractive to expatriates.

        For example, in 2013, concerns about air quality in Beijing were widely reported by international media. Poor air quality may particularly concern parents with school-age children, whom parents may perceive to be more vulnerable to air pollution than adults. We have recently experienced slower enrollment growth at our schools in Beijing, and we believe this is partially the result of concerns about air pollution. If air quality in Beijing fails to improve or deteriorates, the number of expatriates with school-age children may decline, which could reduce our enrollments or limit our ability to grow.

        Political tensions could also make cities less attractive to expatriates. For example, Bangkok is currently experiencing significant political unrest, as it had in 2009 and 2010. If such protests began to occur regularly or became more severe in one of the cities where we have schools, we could face enrollment pressures as expatriates leave the region.

         Our landlords may terminate our leases or we may be unable to renew our leases on acceptable terms; if we wish to relocate, we may incur additional costs if we terminate a lease.

        Many of the buildings our schools occupy underwent renovations or were custom-built to meet our requirements. If we are unable to renew a lease on acceptable terms or if a landlord terminates a lease:

    •
    we may be unable to find a new property with the amenities and in the location we require, which may force us to close the school or move to a less desirable location;

    •
    we may incur significant costs in identifying, securing and moving to a new location; and

    •
    the relocation may significantly disrupt the school's operations and the school may be unable to collect tuition fees or retain its students.

        In addition, terminating any of our school leases could be costly. Many of our leases do not contain break provisions that would permit us to terminate the lease prior to its expiration. In the past, we found it difficult to obtain early termination of some of our leases. If we wish to terminate a lease in order to relocate or close a school, we may be unable to negotiate satisfactory termination arrangements and could incur significant costs or liabilities under the lease, which could materially adversely affect our business, prospects, results of operations and financial condition.

         If our landlords do not perform their obligations under the terms of our leases or a landlord changes in the course of the lease, our operations could be disrupted and our costs could increase.

        A good working relationship with the landlords of our school properties is fundamental to the successful operation of our schools and can generate additional property development opportunities that support our growth. In many cases, our landlords are responsible for the maintenance of all or part of the facilities we lease. If our landlords do not maintain our facilities to the required standards, we may have to increase our expenditures to maintain the quality of our schools. In addition, during the course of our lease, the landlord of one or more of our schools could change, for example due to its insolvency or the sale of the underlying property, and we may need to develop a relationship with a new contracting party. The new landlord may have interests that conflict with ours, may be less willing to expand the school's capacity or improve its facilities or be a less reliable counterparty in fulfilling its obligations under the terms of the lease. If an existing landlord or a new landlord does not comply with the terms of our leases for any reason, our operations could be disrupted and our costs could increase, which could materially adversely affect our business, prospects, results of operations and financial condition.

         If we sell or close a school we may not achieve anticipated cost savings or other benefits and could remain liable for events that occurred while we operated the school.

        If we sell or close a school, we may not achieve anticipated cost savings or other benefits. We could be subject to claims by the new owner, parents and educational authorities for financial liabilities related to our previous operation of the school and could be subject to unforeseen liabilities. The reputation of some or all of our remaining schools may also suffer in the event we close one of our schools. In addition, if a new owner does not operate the school to a high standard, our reputation could suffer by association, even though we no longer have any control over the operations of the school, which could damage our reputation. As a result, selling or closing a school could materially adversely affect our business, prospects, results of operations and financial condition.

         Any change in the timing of tuition fee payments could create cash flow issues for us.

        We collect most of our tuition fees before the beginning of the first term of the academic year and the remainder before the beginning of the second and third terms of the academic year. If new regulations or changing market conditions require us to collect our fees more evenly over the course of the academic year, our cash flow may be negatively affected and we may require additional working capital or third-party funding to finance our operations.

         We may not have adequate protection for our intellectual property, and we may infringe upon the intellectual property of others.

        In most of the markets where we operate schools, we do not have trademark protection for the brand names under which the schools operate. We do not own the names "British School" and "British International School," under which more than half of our schools operate, in any jurisdiction, and any organization that meets certain accreditation requirements may use these names. We rely on trademark protection in selected jurisdictions to protect our rights to the mark "Nord Anglia" and our distinctive logos and other marks associated with our services. We cannot assure you that these measures will be adequate, that we have secured, or will be able to secure, appropriate protection for all of our proprietary rights in selected jurisdictions or that third parties will not infringe upon or misappropriate our trademark and brand name. Policing the unauthorized use of our trademarks and brand names can be difficult and expensive, and litigation may be necessary to enforce or protect our brand name or determine the validity and scope of the proprietary rights of others. We may not prevail in any intellectual property litigation and a favorable outcome may not be adequate to protect our rights. In addition, third parties may accuse us of infringing their intellectual property. Third-party intellectual property rights may be extremely broad and it may not be possible for us to conduct our operations without infringing those intellectual property rights.

         We could incur significant defense costs and losses in litigation or other legal proceedings and may become liable for the legal costs of the adverse party.

        From time to time, we are party to legal proceedings in the various jurisdictions in which we operate. Litigation can be costly and time-consuming and may divert management attention and resources from our operations. We could incur significant defense costs and, in the event of an adverse outcome, be required to pay damages and interest to the prevailing party and, depending on the jurisdiction of the litigation, be held responsible for the costs of the prevailing party. Operating in highly litigious jurisdictions, such as the United States, increases the risk of materially adverse litigation. See "Business—Litigation."

         We may be liable for accidents or other events that affect our students and staff. Events of this kind may harm our reputation among parents and government bodies.

        We may be held responsible for the health and safety of our students and staff. If personal injuries or accidents occur, we may face claims from parents, government officials or other parties alleging that we were negligent, provided inadequate supervision or were otherwise responsible for causing injury. We may also face allegations that teachers or other personnel committed unlawful acts. The occurrence or alleged occurrence of these events and others that impact our students or staff could expose us to financial liability or harm our reputation, even if we are not at fault. This would be especially true if the potential liability exceeded our insurance coverage.

        A successful liability claim against us for injuries or other harm suffered by students, employees or other people could materially adversely affect our reputation and results of operations. Even if such a claim is unsuccessful or unwarranted, it could divert management attention from our operations, cause us to incur substantial costs in defending the claim and harm our reputation, all of which could materially adversely affect our business, prospects, results of operations and financial condition.

         Our insurance may be inadequate or premiums may increase substantially.

        We maintain liability insurance at a level we believe to be adequate and consistent with industry practice. However, claims in excess of our insurance coverage or claims not covered by our insurance could arise. Furthermore, there can be no assurance that we will be able to obtain liability insurance coverage in the future on acceptable terms or at all. A successful claim against us that is not covered by or is in excess of our insurance coverage could materially adversely affect our business, prospects, results of operations and financial condition. Any such claims may also increase our insurance premiums. In addition, healthcare costs for our expatriate employees have risen significantly over recent years.

         Unauthorized disclosure of personal data that we collect and retain due to a systems failure or otherwise could damage our business.

        We maintain records that include personal data, such as academic and medical records, addresses and family information. If the security measures we use to protect personal data are ineffective due to a systems failure or other reasons, we could be liable for claims of invasion of privacy, impersonation, unauthorized purchases or other claims. In addition, we could be held liable for the misuse of personal data, fraudulent or otherwise, by our employees, independent consultants or third-party contractors.

        We could incur significant expenses in connection with remedying any security breaches, settling any resulting claims and providing additional protection to prevent additional breaches. In addition, any failure to protect personal information may adversely impact our ability to attract and retain students, harm our reputation and materially adversely affect our business, prospects, results of operations and financial condition.

         We operate various information technology systems in different jurisdictions; the incompatibility or failure of these systems could materially adversely affect our business.

        We do not have a universal information technology system in place across all the jurisdictions in which we operate. As a result, schools may have difficulty sharing information and curricula and we may have difficulties taking advantage of synergies among our different schools. These difficulties and related risks are heightened by the growth of our business. We may incur greater costs and achieve fewer savings as a result of maintaining multiple information technology systems than we would if there were one information technology system operating across all our jurisdictions. These increased costs and lost opportunities for savings and synergies could materially adversely affect our business, prospects, results of operations and financial condition.

         Exchange rate fluctuations may materially adversely affect our results of operations and profitability.

        It is our general practice to collect revenues and pay expenses in the local currency of each country in which we operate. The Chinese renminbi has an exchange rate tied to a basket of foreign currencies that include the U.S. dollar, euro, Japanese yen and South Korean won and is allowed to float within a narrow band around the central parity managed by the People's Bank of China. In the Middle East, substantially all of our operations are conducted in the Qatari riyal and the United Arab Emirates ("UAE") dirham, which are pegged to the U.S. dollar. Our operations in the United Kingdom are conducted in sterling. Elsewhere in Europe, our operations are conducted in the euro and local currencies, including the Swiss franc, Czech crown, Hungarian forint and Polish zloty. Our operations in Thailand are conducted in Thai baht. Our operations in Hong Kong are conducted in Hong Kong dollars. Our operations in the United States are conducted in U.S. dollars. Conducting business across multiple currencies subjects us to currency fluctuation risks. In particular, fluctuations in currency exchange rates can have an impact on the translation of foreign currency-denominated amounts into U.S. dollars, which is our functional currency, and affect our results of operations when we transact between foreign currencies. As of November 30, 2013, substantially all of our debt was denominated in U.S. dollars. Because a majority of our income is denominated in currencies other than the U.S. dollar and we do not hedge our exchange rate risk, changes in exchange rates could reduce our ability to service our debt. Conducting business in multiple currencies subjects us to exchange rate and currency risk that could materially adversely affect our business and reported results.

         We may become subject to taxes, penalties or additional liabilities in relation to our current and past use of independent consultants and the payment of some of our teachers.

        If our independent consultants are deemed to be, or deemed to have been, our employees, we could be subject to penalties and be liable for unpaid taxes, as well as unpaid employment benefits, and we would have to incur the cost of providing these consultants with such benefits going forward. In addition, in some of our European schools we make payments to teachers through an offshore entity. We have set aside a reserve of $1.6 million in our consolidated financial statements for fiscal 2013 in relation to this offshore payment arrangement. If the local authorities were to successfully challenge the nature of such arrangements, we could be held liable for the payment of additional taxes, social security contributions, interest and penalties, and any such payment may materially adversely affect our business, results of operations and financial condition.

         The occurrence of epidemics or other adverse public heath developments, natural disasters or unanticipated catastrophic events could have an adverse material effect on our business, prospects, results of operations and financial condition.

        If an epidemic or other outbreak of disease occurs, parents may withdraw their children from school to protect them from the possibility of infection, faculty and staff may become ill or avoid coming to work in order to protect themselves from the outbreak or the government may order schools to close in order to contain the epidemic or outbreak. In particular, certain Asian countries have encountered epidemics, such as SARS, the avian flu and other influenza strains. Past epidemic outbreaks, depending on their scale, have caused different degrees of damage to national and local economies throughout the world. Since the beginning of 2012, there have been reports of the outbreak of the viral hand, foot and mouth disease in Thailand, China and other neighboring countries, including several confirmed human cases and deaths, particularly among children. A recurrence of the H1N1 flu, SARS or an outbreak of avian flu or any other epidemic in any region in which we operate or an increase in the severity or geographical spread of the viral hand, foot and mouth disease in Thailand or China, could materially adversely affect our business operations, including temporary closures of our schools. Similarly, the occurrence of natural disasters or unanticipated catastrophic events could result in material disruptions to our businesses. To the extent that any such interruption is not covered by our insurance, our business and results of operation could suffer and it may take a significant amount of time for our business to recover to previous levels of student enrollment and revenues.

Risks Related to Our Debt

         Our debt could adversely affect our financial health and competitive position.

        As of November 30, 2013, we had total debt of $658.3 million. Of this amount, $492.7 million was due under our 10.25% senior secured notes due 2017 and $145.3 million was due under our PIK notes due 2018. Upon the completion of this offering, we expect to refinance the senior secured notes and PIK notes using the proceeds of this offering and borrowings of approximately $             million under a new term loan facility. The new term loan facility will mature in 2021. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Debt—Refinancing of Notes." Giving effect to the completion of this offering, the application of the net proceeds and our intended debt refinancing, we would have had $             million of total debt outstanding as of November 30, 2013.

        Our debt could materially adversely affect our business by, for example:

    •
    limiting our ability to pay dividends;

    •
    increasing our vulnerability to general adverse economic and industry conditions;

    •
    requiring us to dedicate a material portion of our cash flows from operations to make payments on our debt, thereby reducing the availability of cash to fund our operations or make capital expenditures;

    •
    limiting our flexibility in planning for, or reacting to, changes in our business or industry; and

    •
    limiting our ability to borrow additional funds.

         We require cash to service our debt, and our ability to generate cash is subject to many factors beyond our control.

        Our ability to service our debt and fund capital expenditures will depend on our ability to generate cash. Our ability to generate cash depends on the performance of our schools, which in turn depends on global and local economic, financial, competitive, regulatory and other factors that are beyond our control.

        We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to service our debt or to fund our other liquidity needs. We may need to refinance all or a portion of our debt on or before maturity. We cannot assure you that we will be able to refinance any of our debt on commercially reasonable terms or at all. Failure to refinance our debt on terms we believe to be acceptable could materially adversely affect our business, financial condition, results of operations and cash flow.

         Our indebtedness may restrict our ability to pursue our business strategies.

        Our debt instruments limit our ability to, among other things:

    •
    incur additional debt;

    •
    pay dividends or make other distributions or repurchase or redeem our shares;

    •
    make investments;

    •
    sell assets, including capital stock of restricted subsidiaries;

    •
    enter into agreements restricting our subsidiaries' ability to pay dividends;

    •
    consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

    •
    enter into sale and leaseback transactions;

    •
    enter into transactions with our affiliates; and

    •
    incur liens.

        Our ability to comply with these covenants and restrictions may be affected by events beyond our control. If we breach any of our covenants, we could be in default under our debt instruments. This would permit our noteholders and lenders to take certain actions, including requiring us to repay all our debt prior to the scheduled maturity. Furthermore, our lenders could cancel our credit facility. If our debt repayment were to be accelerated, we may not have the cash or liquid assets to repay our debt. The occurrence of any of these events could materially adversely affect our business, financial condition and results of operations.

         We are subject to interest rate risk resulting from general economic conditions and policies of governmental and regulatory agencies.

        As of November 30, 2013, we had no floating rate debt, and giving effect to the completion of this offering and the application of the net proceeds as described under "Use of Proceeds" and our intended debt refinancing as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Debt—Refinancing of Notes," we would have had $490 million of floating rate debt. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of governmental and regulatory agencies and, in particular, the United States Federal Reserve Board. Changes in monetary policy, including changes in interest rates, could influence the amount of interest we pay on our floating interest rate obligations and any floating interest rate obligations we may incur in the future. If interest rates increase, our debt service obligations on our floating rate debt would increase even though the amount borrowed remained the same, and our net income would decrease. We do not hedge our interest rate risk by use of derivative instruments and we may in the future be unable to do so. An increase in our financing costs could materially adversely affect our results of operations and our ability to pay amounts due on our debt and make distributions to our shareholders.

Risks Related to the Jurisdictions in which We Operate

         We may experience adverse changes in general economic, political and social conditions in the markets in which we operate.

        We operate in China, Europe, ME/SEA and North America where many local communities, economies and legal and administrative structures are rapidly evolving. As a result, our success depends in part upon our ability to adapt to and succeed in differing economic, legal, social and political conditions. In particular, financial risks associated with our operations include risks of liquidity, inflation, devaluation, price volatility, currency convertibility and exchange rates and actual or perceived risk of country default resulting from significant deficits or political instability. Government interference in the economy in certain countries, changes in economic, political and social conditions (including, for example, significant changes to foreign exchange policies and wage controls) and changes in government attitudes toward for-profit education, particularly K-12 schools, could materially adversely affect our business, prospects, results of operations and financial condition.

         Uncertainties regarding the general regulatory and legal environment, particularly in China and the Middle East, could adversely affect our business.

        Our international operations are governed by local laws and regulations applicable to foreign investments and foreign-owned enterprises. Our business could be adversely affected by the interpretation and enforcement of and changes in these laws and regulations. These laws and regulations often lack transparency, can be difficult to interpret and may be enforced inconsistently.

        China and the Middle East have not developed integrated legal systems that cover all aspects of our activities. The Chinese legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, Chinese legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. Because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations are uncertain. In addition, the Chinese legal system is based in part on government policies and internal rules that may have retroactive effect and, in some cases, are not published at all. As a result, we may not be aware of any alleged violation of these policies and rules until after the alleged violation has occurred. Any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

        For the reasons described in the prior paragraph and others described below in this paragraph, the laws and regulations of China and countries in the Middle East are often unclear and subject to differing regulatory interpretation. National, regional, local and other governmental bodies may issue inconsistent decisions and opinions. In particular, the laws and regulations applicable to the establishment and operation of international schools can be vague and uncertain. Regulatory agencies in China and the Middle East have substantial discretionary authority to implement and enforce regulations. Such implementation and enforcement is not always consistent or predictable. We cannot assure you that we will not be found to be in violation of any current or future laws and regulations in these countries, including laws and regulations relating to the ownership of our schools. Potential consequences could include fines, penalties or the revocation of a school's education license, or the ownership of a school could be challenged which would cause such school to cease operations. In some jurisdictions, the legal interpretation of our leases and other agreements may be uncertain. Exposure to regulatory uncertainty could limit our legal protection and ability to comply with regulations applicable to us, which could materially adversely affect our business, prospects, results of operations and financial condition.

         Policies, laws and regulations of foreign governments, including those relating to education, could adversely affect our existing business and our potential growth.

        Our business is subject to the policies, laws and regulations of each jurisdiction in which we operate. These policies and regulations apply to many aspects of our business, including:

    •
    applying for, obtaining and maintaining necessary licenses, permits, visas, accreditations and other authorizations for operating our schools and employing our teachers;

    •
    our ability to recruit expatriate and local students;

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    pricing and mechanisms for receipt of tuition fees;

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    employment conditions, including taxation rates and other factors related to both foreign and local staff;

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    the development of curricula that meet the requirements of local educational authorities;

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    ownership structure and governance, in particular policies and regulations that relate to foreign ownership; and

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    the ability of our schools to earn profits or pay management or product fees or royalties and our ability to repatriate cash through dividends or fees.

        We may not be able, in part or at all, to comply with such policies, laws and regulations in each of the jurisdictions in which we operate or would like to expand our operations, or we may incur significant costs to do so. Our failure to comply or the imposition of significant compliance costs on us could materially adversely affect our business, prospects, results of operations and financial condition.

         Our schools in Qatar have experienced delays in obtaining certain local licenses and may face penalties, potential closure and other enforcement actions in the future.

        We operate four schools in Qatar, each of which is required to maintain three principal licenses: (i) a trade license issued by the Ministry of Economy and Trade, (ii) a civil defense certification issued by the Civil Defense Department and (iii) an education license issued by the Supreme Education Council.

        The Ministry of Economy and Trade will not issue a trade license to a school until it has obtained a civil defense certification for the property comprising the school, and the Supreme Education Council will not issue an education license until the school obtains a trade license. The Civil Defense Department has recently increased its focus on fire safety following a major fire at a shopping center in Doha in May 2012, which resulted in a number of fatalities, and as a result a number of schools across Qatar have had difficulty obtaining a civil defense certification. As a result, three of our schools in Qatar lack some of the required licenses.

        Penalties for failing to obtain the required licenses may include civil or criminal actions, temporary or permanent school closures and other enforcement actions.

        The authorities have not taken any action against our schools, and the three unlicensed schools have been working closely with the Civil Defense Department to obtain certification. Having made building modifications to improve fire safety at the request of the Civil Defense Department, we believe that all of the schools comply with applicable fire safety and other regulations. However, we cannot assure you that we will be able to obtain the required licenses in Qatar in a timely manner or at all or that the authorities will not commence enforcement actions. Any enforcement actions could materially adversely affect our reputation, business, prospects, results of operations and financial condition.

         Our schools in Guangzhou and Shanghai have not registered with the local Civil Affairs Bureau, which could subject the schools to enforcement actions resulting in sanctions, including a suspension of our operations.

        Under PRC laws and regulations, civil non-enterprise entities are generally required to register with the local Civil Affairs Bureau. Failure to do so may give rise to sanctions such as warnings, orders for rectification or suspension of operations. The Guangzhou Education Commission and the Guangdong Education Commission, which are the education commissions at the municipal and provincial levels, respectively, have each advised us that our recently acquired school in Guangzhou is not required to register with the Guangzhou Civil Affairs Bureau, and to our knowledge no other international school in Guangzhou has registered. The Guangdong Education Commission has renewed the school's annual license each year, most recently in May 2013. In Shanghai, in the past, the Shanghai Education Commission had advised us not to register with the Shanghai Civil Affairs Bureau until the completion of a pilot program under which a few international schools registered. Previously, we obtained a certificate of approval from the Shanghai Foreign Economic and Trade Commission. The Shanghai Education Commission is now satisfied with the success of the pilot program and asked the British International School Shanghai ("BISS") (among other international schools) to register with the

Shanghai Civil Affairs Bureau. Based on this advice, BISS has now: (i) submitted the necessary papers to the Shanghai Education Commission to enable us to begin the registration process with the Shanghai Civil Affairs Bureau as a civil non-enterprise entity (which would involve filing its articles of association with the Shanghai Civil Affairs Bureau) and (ii) not applied to renew its certificate of approval from the Shanghai Foreign Economic and Trade Commission which it had previously held. We have worked under the oversight of the Shanghai Education Commission since the inception of BISS and the Shanghai Education Commission has renewed BISS's education license each year after completing its annual inspections, most recently in December 2013.

        Given the uncertainties of interpretation and implementation of relevant regulations by different authorities, we cannot assure you that our school in Guangzhou will not be required to register with the Guangzhou Civil Affairs Bureau or that BISS will be successful with its application to the Shanghai Civil Affairs Bureau. Our failure to complete required registrations could materially adversely affect our reputation, business, prospects, results of operations and financial condition.

         We may face restrictions on our ability to transfer and distribute funds.

        We currently transfer and distribute funds among the jurisdictions in which we operate and we expect to continue to do so in order to fund our group-wide cash and financing requirements, including servicing our debt. To transfer funds among jurisdictions, we rely principally on cash-pooling arrangements, dividends and other distributions, inter-company loans, and the payment of administrative and management fees, royalties and licensing fees.

        BISS has made substantial distributions through dividends and our Beijing schools have transferred cash through consultancy services fees and management charges paid to one of our subsidiaries. In addition, we have been able to repatriate cash from China through intercompany transfers of interests in subsidiaries. Similarly, our schools in Thailand make distributions through quarterly dividends. We also intend to receive dividends and management charges from our new school in Guangzhou, where we had no prior experience operating a school. If any of the transfers or arrangements described above were found to be invalid by the relevant authorities, distributions from these schools could be discontinued and we may be required to repay amounts previously transferred.

         If the PRC government finds that the structures of our schools in China do not comply with applicable PRC laws and regulations or we failed to obtain required permits or approvals for our intra-group transfer of our schools in Beijing, we may be unable to operate these schools and may be subject to penalties.

        In China, the Ministry of Education regulates the education industry, and the local education commissions in the Chinese cities in which we operate have responsibility for local enforcement and oversight with respect to matters under their jurisdiction. These authorities have broad discretion in dealing with any violation of PRC laws or regulations, including any failure to obtain, maintain or comply with any required permit or approval, by our schools in China.

        Under the Interim Regulations Concerning the Establishment of Schools for the Children of Expatriates (the "Interim Regulations"), only foreign individuals with lawful residence in China, wholly foreign-owned enterprises and certain foreign entities duly registered or established in China may apply to establish an international school, subject to the approval of the Ministry of Education. The approval authority has been delegated to the Ministry of Education's local counterpart at the provincial level pursuant to the Decision of the State Council on the Sixth Batch of Cancelled and Amended Administrative Examination and Approval Items issued by the State Council of the PRC on September 23, 2012. An employee of Nord Anglia Education, who had lawful residence in China at the time, applied to the Ministry of Education for the establishment of BISS in 2002 as its sponsor. Since 2005, documents that we have submitted to the Shanghai Education Commission have identified as sponsor one of our wholly-owned subsidiaries that does not fall within one of the categories of permitted sponsors in the Interim Regulations. To date, no challenges in this respect have been brought against the operations of BISS by local or national educational authorities. We have not directly approached the Ministry of Education on this matter and do not anticipate doing so.

        Pursuant to the Interim Measures for the Administration of Examination and Approval of Overseas Investment Projects, the National Development and Reform Commission ("NDRC") requires approvals for overseas investment projects made by PRC entities. We obtained approvals from the Ministry of Commerce of the PRC and the PRC State Administration of Foreign Exchange for the intra-group transfer of our schools in Beijing to our PRC subsidiaries and were advised by transaction counsel that local NDRC approval was not required.

        If the Ministry of Education, the NDRC or other applicable PRC regulatory agencies were to find that the ownership structures of our schools do not comply with applicable PRC laws and regulations or we failed to obtain required approvals for the transfer of our schools in Beijing, we may be unable to operate our schools in Beijing and may be subject to penalties.

         Our recently acquired school in Guangzhou has not obtained written endorsement from the local and provincial education commissions for the site that houses its kindergarten.

        International schools in China require an endorsement from the local or provincial education commission to operate multiple teaching sites. Prior to our recent acquisition of our school in Guangzhou, the school had not obtained a written endorsement from either the Guangzhou or Guangdong education commission for the site that houses its kindergarten. Both the Guangzhou and Guangdong education commissions are aware of the kindergarten, and we intend to seek their formal endorsement. However, we cannot assure you that we will obtain a formal endorsement. If we are unable to obtain a formal endorsement, the education commissions could take various regulatory actions against us and we may be required to relocate our kindergarten students to our main Guangzhou campus.

         If our landlords' title to the properties and/or other legal status of the facilities we lease for our schools in China were challenged, our operations in China could be disrupted.

        We lease all of our school facilities in China. Our landlords should have valid land use and property ownership rights with respect to such school facilities and associated land. If our landlords are not the holders of land use rights or lessees of such holders, they are required to receive full authorization to sub-lease the relevant properties. In addition, in order to build new facilities or expand existing facilities, our landlords are also required to obtain all necessary planning, building and other regulatory approvals.

        For four of our five schools in China there is some uncertainty as to the landlords' land use and property ownership rights or the receipt by such landlords of all necessary regulatory approvals. For the BISS Puxi campus, although the landlord has confirmed to us that the formal lease agreements and ownership certificates have been granted, it is unclear that the respective owners have obtained all of the requisite approvals from the competent land and building administrative authority to lease these facilities to BISS. Also for the BISS Puxi campus, the landlord is in the process of obtaining the land use right associated with a grass sports field for the secondary school. In Beijing, we have been advised by the landlord of The British School of Beijing's Shunyi facility that it has requested from the competent land and building administrative authority the certificate confirming its valid property ownership needed to lease that facility. With respect to The British School of Beijing's Sanlitun facility, the landlord has not provided us with a valid land use right certificate. Although we have been advised by the landlord that it is in the process of obtaining such certificate and other requisite approvals, they have not yet been obtained. The landlord has advised that the facility was built more than 30 years ago and to the knowledge of our management no enforcement action has been taken by the relevant Beijing governmental authorities with respect to the allocation of the land to the landlord, the educational use of the land and the construction approvals held by the landlord. With respect to the kindergarten campus of the British School of Guangzhou ("BSG"), the landlord has not provided us with a valid property ownership certificate. In each of these situations, we are not aware of any sanction, claim, or investigation being contemplated by the competent authorities. However, due to the discretionary nature of regulatory enforcement in China, we cannot be certain that such action could not and will not be taken. We cannot assure you that if title to and/or other legal status of the facilities leased by The British School of Beijing, BISS or BSG were challenged by the competent regulatory authorities or any third party, our landlords' ability to perform their obligations under their leases with us would not be materially adversely affected and our operations in China would not be disrupted. In addition, such uncertainty as to the landlords' title to the properties may limit our ability to seek and obtain specific performance of such landlords' obligations under their leases with us in the event of a dispute.

        In addition, in accordance with local practice we did not register our lease contracts with the competent administrative department of the PRC within 30 days after their execution. As a result, if our landlords enter into lease agreements with third parties for the premises we lease and the third parties register the leases, then the third parties may be able to challenge the validity of our leases.

         We operate three defined benefit pension schemes in the United Kingdom, all of which are currently in deficit.

        We operate three defined benefits plans in the United Kingdom: the Lifetime Pension Scheme, the Wyburn School Limited Pension & Life Assurance Scheme (1985) and the Nord Anglia Joint Pension Scheme (collectively, the "UK Defined Benefit Plans"). The Lifetime Pension Scheme is closed to future accrual, meaning new members cannot join the plan and existing members cannot build up additional entitlements within it. The other two UK Defined Benefit Plans have no active members, meaning that no employees are currently accruing benefits in those plans in respect of their on-going employment. In their place, we offer a defined contribution pension plan to our UK employees. While this closure to future accrual will reduce any future service deficit, the past service deficit in respect of benefits already accrued will not be reduced by this change.

        Our consolidated financial statements include reference to our defined benefit pension liability. As of November 30, 2013, the aggregate deficit for the UK Defined Benefit Plans was $15.4 million on an IFRS accounting basis.

        The last agreed actuarial valuation of the Lifetime Pension Scheme was carried out as of August 31, 2011, resulting in a deficit of £14.6 million on the scheme-specific basis. Should a wind-up trigger occur in relation to this plan, the buy-out deficit will become due and payable by the employers with a liability to the plan, and the deficit of the Lifetime Pension Scheme on a buy-out basis was £29.6 million as of August 31, 2011.

        The last actuarial valuation of each of the Wyburn School Limited Pension & Life Assurance Scheme (1985) and the Nord Anglia Joint Pension Scheme was carried out as of September 2010. The aggregate of the scheme-specific deficits of these plans was £0.9 million, and we estimate that the aggregate of their buy-out deficits was approximately £1.8 million. Any movement as a result of changes reported in the actuarial valuations would not be regarded as significant.

        As a result of these valuations, we are required to make on-going cash contributions in order to reduce the funding deficits. We have agreed with the trustees to a schedule of payments until September 2020 for the Lifetime Pension Scheme based on the 2011 valuation. This schedule began with a payment of £1.8 million in September 2013, increasing each year by 3.1% per annum until 2020, when the payment is £2.2 million. We have also agreed on a funding recovery plan with the trustees of the Wyburn School Limited Pension & Life Assurance Scheme (1985) and the Nord Anglia Joint Pension Scheme of aggregate payments of £48,300 per annum until May 2020.

        A number of our subsidiary companies also participate in the Lifetime Pension Scheme, making it a multi-employer pension plan. Due to a number of these participating employers ceasing to employ any active members in the pension plan, statutory debts have become due from them to the plan.

These statutory debts represent a proportion of the plan's overall liabilities, based on the amount which would be needed to secure annuities for members, calculated with reference to the number of members each participating employer is liable for. As part of the 2011 valuation, these statutory debts have been allocated to the continuing employers in the Lifetime Pension Scheme. In addition, Nord Anglia Education Limited has provided a guarantee in respect of the obligations of the participating subsidiary companies in the plan.

         Disputes with our joint venture partners may adversely affect our business.

        Regulations in some of the jurisdictions in which we operate, including Qatar and Thailand, require us to operate our schools through joint ventures with local businesses or individuals. Our joint venture partners may (i) have economic or business interests or goals that are inconsistent with ours, (ii) take actions contrary to our instructions or requests or contrary to our policies or objectives or (iii) be unable or unwilling to fulfill their obligations under their agreements with us. A serious dispute with a joint venture partner could materially adversely affect our business, financial condition and results of operations.

         The ownership structure of our schools in Thailand may be challenged.

        Thai law requires that all school permit holders must be majority owned by Thai persons. Although the articles of association of our Thai subsidiaries entitle us to 100% of the economic benefits of our Thai schools, we hold 49% of the shares of each school while Thai persons hold the remaining shares. The articles of association entitle the Thai persons to fixed, de minimus payments upon the declaration of dividends by the subsidiaries. We consolidate these companies because we are entitled to 100% of their economic benefit.

        We cannot assure you that, if our ownership structure is challenged, the Thai regulator will interpret the relevant legislation so as to find that the ownership structure of our Thai schools, including our entitlement to 100% of their economic benefit, complies with Thai regulations, or that Thai regulations governing foreign ownership of schools will not change in the future. If the ownership structure of our schools in Thailand is found to be non-compliant with Thai regulations, we may be unable to operate our schools in Thailand, which could materially adversely affect our business, prospects, results of operations and financial condition.

         We are subject to anti-corruption laws in the jurisdictions in which we operate including, anti-corruption laws of China and the U.S. Foreign Corrupt Practices Act ("FCPA"). Our failure to comply with these laws could result in penalties which could harm our reputation and materially adversely affect our business, results of operations and financial condition.

        We are subject to the FCPA, which generally prohibits companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining any benefit, along with various other anti-corruption laws. Although we are in the process of implementing policies and procedures designed to ensure that we, our employees and other intermediaries comply with the FCPA and other anti-corruption laws to which we are subject, there is no assurance that such policies or procedures will work effectively all of the time or protect us against liability under the FCPA or other laws for actions taken by our employees and other intermediaries with respect to our business or any businesses that we may acquire. If we fail to comply with the FCPA or other laws governing the conduct of business with government entities, we may be subject to criminal and civil penalties and other remedial measures, which could adversely affect our business, financial condition, results of operations and liquidity. Any investigation of any potential violations of the FCPA or other anti-corruption laws by U.S. or foreign authorities could also adversely affect our business, financial condition, results of operations and liquidity, regardless of the outcome of the investigation.

Risks Related to Our Ordinary Shares and this Offering

         There has been no public market for our ordinary shares prior to this offering, and you may not be able to resell our ordinary shares at or above the price you paid, or at all.

        Prior to this initial public offering, there has been no public market for our ordinary shares. The initial public offering price for our ordinary shares is determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ordinary shares after this initial public offering. An active trading market for our ordinary shares may not develop and the market price of our ordinary shares may decline below the initial public offering price.

         The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors.

        The trading price of our ordinary shares could fluctuate widely. Factors that could affect the trading price of our ordinary shares include broad market and industry trends over which we have no control and factors specific to our operations, including the following:

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    actual or anticipated fluctuations in our quarterly results of operations;

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    variations in our revenues, earnings and cash flow;

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    announcements of new investments, acquisitions, strategic partnerships or joint ventures;

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    announcements of expansions by us or our competitors;

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    changes in financial estimates by securities research analysts;

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    departures of our executive officers and key personnel;

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    release or expiry of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

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    potential litigation or regulatory investigations.

        Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares will trade. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially adversely affect the market price of our ordinary shares. As a result, you could lose all or part of your investment.

         Because the initial public offering price of our ordinary shares is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

        If you purchase ordinary shares in this offering, you will pay more for your ordinary shares than the amount paid by our existing shareholders for their ordinary shares on a per share basis. As a result, you will experience immediate and substantial dilution of approximately $            per share (assuming no exercise by the underwriters of options to acquire additional ordinary shares), representing the difference between our net tangible book value per share as of November 30, 2013, after giving effect to this offering and the assumed initial public offering price of $            per share, the midpoint of the estimated price range set forth on the cover of this prospectus. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of outstanding or to-be-issued share options.

         Substantial future sales or perceived sales of our ordinary shares in the public market could cause the price of our ordinary shares to decline.

        Sales of our ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ordinary shares to decline. Upon completion of this offering, we will have            ordinary shares outstanding, assuming the underwriters do not exercise their over-allotment option. All ordinary shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriters. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ordinary shares could decline.

         Because we do not expect to pay any dividends on our ordinary shares for the foreseeable future, you may never receive a return on your investment.

        You should not rely on an investment in our ordinary shares to provide dividend income. We do not anticipate paying any cash dividends to our shareholders in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing operations. In addition, our ability to pay cash dividends is currently limited by the terms of our debt instruments, and any future debt instruments may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our ordinary shares. Accordingly, you must rely on sales of your ordinary shares after price appreciation, which may never occur, as the only way to realize any return on your investment.

         Our articles of association contain anti-takeover provisions that could materially adversely affect the rights of holders of our ordinary shares.

        We have adopted our amended and restated articles of association, which will become effective immediately upon completion of this offering. Our new articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be materially adversely affected.

         Baring Private Equity Asia will have significant influence over us after this offering, including control over decisions that require the approval of shareholders, which could limit your ability to influence the outcome of key transactions, including a change of control.

        We are currently controlled, and after this offering is completed will continue to be controlled, by Baring Private Equity Asia. Upon completion of this offering and the application of the proceeds as described under the section "Use of Proceeds", investment funds affiliated with Baring Private Equity Asia will beneficially own             % of our outstanding shares (            % if the underwriters exercise in full their option to purchase additional shares from us). For as long as Baring Private Equity Asia continues to beneficially own shares representing more than 50% of the voting power of our shares, it will be able to direct the election of a majority of the members of our board of directors and exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations, the acquisition or disposition of assets, the incurrence of debt, the issuance of any additional shares or other equity securities, the repurchase or redemption of shares and the payment of dividends. Similarly, Baring Private Equity Asia will have the power to determine matters submitted to a vote of our shareholders without the consent of our other shareholders, will have the power to prevent a change in our control and could take other actions that might be favorable to it. Even if its ownership falls below 50%, Baring Private Equity Asia may continue to be able to strongly influence or effectively control our decisions.

        Additionally, Baring Private Equity Asia is in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. Baring Private Equity Asia may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

         Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings, and you may not receive distributions with respect to the underlying ordinary shares if it is impractical to make them available to you.

        We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

         We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

        Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

        As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

         We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

        We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our share price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

         We are a foreign private issuer and, as a result, will not be subject to U.S. proxy rules and will be subject to more lenient and less frequent Exchange Act reporting obligations than a U.S. issuer.

        Upon consummation of this offering, we will report under the Securities Exchange Act as a foreign private issuer. Because we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act that require insiders to file public reports of their stock ownership and trading activities and impose liability on insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act that require the filing of quarterly reports on Form 10-Q containing unaudited financial and other specified information and current reports on Form 8-K upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information. As a result, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.

         We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

        Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on February 27, 2015. We would lose our foreign private issuer status if (i) a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents and (ii) a majority of our shareholders or a majority of our directors or management are U.S. citizens or residents, a majority of our assets are located in the United States, or our business is administered principally in the United States. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. See "—We are a foreign private issuer and, as a result, will not be subject to U.S. proxy rules and will be subject to more lenient and less frequent Exchange Act reporting obligations than a U.S. issuer." We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

         We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

        We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of this offering. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the trading price of our ordinary shares may be more volatile. In addition, our costs of operating as a public company may increase when we cease to be an emerging growth company. See "Prospectus Summary—Implications of Being an Emerging Growth Company."

         We will incur increased costs as a result of operating as a public company and our management will be required to devote substantial time to new compliance initiatives.

        As a public reporting company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and NYSE, on which we plan to seek to list our ordinary shares for trading, have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage.

        Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to furnish a report by our management on our internal control over financial reporting, including, once we cease to be an emerging growth company, an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed time period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that neither we nor, when required, our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

         We have identified a significant deficiency in our internal controls over financial reporting that, if not properly remediated, could result in material misstatements in our financial statements in future periods.

        We are not currently required to comply with Section 404 of the Sarbanes-Oxley Act, and are therefore not required to assess the effectiveness of our internal controls over financial reporting for that purpose. However, in connection with the audit of our consolidated financial statements as of and for the fiscal year ended August 31, 2013, we identified one deficiency related to our internal control over financial reporting that constitutes a significant deficiency under standards established by the Public Company Accounting Oversight Board ("PCAOB").

        The PCAOB defines a "significant deficiency" as a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

        Our significant deficiency regards the number of personnel in our finance team, and our ability to operate appropriate financial reporting review procedures across all of our corporate reporting areas on a timely basis. This significant deficiency has arisen as a result of the rapid development of our corporate activities, which has led to a higher number of technical accounting areas requiring reporting within our financial statements.

        We have taken and will take a number of actions to correct this significant deficiency. We have recently appointed a group financial controller and a head of tax. Additionally, we intend to recruit a senior treasury resource and an additional financial accountant. These resources will enhance our tax, treasury and acquisition accounting.

        We may need to take additional measures to fully mitigate the significant deficiency we have identified, and the measures we have taken, and expect to take, to improve our internal controls may not be sufficient to ensure that our internal controls are effective.

        In addition, we may identify other significant deficiencies in the future. If we are unable to correct deficiencies in internal controls in a timely manner, our ability to record, process, summarize and report financial information accurately and within the time periods specified in the rules and forms of the SEC will be adversely affected. This failure could negatively affect the market price and trading liquidity of our common stock, cause investors to lose confidence in our reported financial information, subject us to civil and criminal investigations and penalties, and generally materially adversely impact our business and financial condition.

         If we are unable to implement and maintain effective internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, which could adversely affect the market price of our ordinary shares.

        As a public company, we will be required to maintain internal controls over financial reporting and to report any significant deficiency or material weaknesses in such internal controls. As a public company, we will eventually be required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are in the process of designing, implementing and testing the internal control over financial reporting required to comply with this obligation, which process is time-consuming, costly and complicated. If in the future we identify significant deficiencies or material weaknesses in our internal control over financial reporting, including at some of our acquired companies, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

         We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

        Based on the anticipated market price of our ordinary shares in this offering and expected price of our ordinary shares following this offering, and the composition of our income, assets and operations, we do not expect to be treated as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. Furthermore, this is a factual determination that must be made annually after the close of each taxable year. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in "Taxation—Material United States Federal Income Tax Considerations") holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See "Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Industry Overview" and "Business." These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under "Risk Factors," which may cause our actual results, performance or achievements to be materially different from our future results, performance or achievements expressed or implied by the forward-looking statements.

        In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

    •
    our future market opportunities;

    •
    our goals and strategies;

    •
    our competitive strengths;

    •
    our future results of operations and financial condition;

    •
    our future business developments; and

    •
    our acquisition and expansion strategy.

        The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

MARKET AND INDUSTRY DATA

        This prospectus contains estimates and information concerning our industry, including market size and growth rates of the markets in which we participate, that are based on industry publications and reports, including reports we commissioned from The Parthenon Group LLC. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled "Risk Factors." These and other factors could cause results to differ materially from those expressed in these publications and reports.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately $             million, or approximately $             million if the underwriters exercise their over-allotment option in full, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and assuming an initial public offering price of $            per share, the midpoint of the estimated range of the initial public offering price as set forth on the cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by $             million, after deducting the estimated underwriting discounts and commissions and estimated aggregate outstanding offering expenses payable by us and assuming no exercise of the underwriters' over-allotment option and no other change to the number of ordinary shares offered by us as set forth on the cover page of this prospectus.

        We intend to use the net proceeds of this offering as follows:

  •
  approximately $             million to redeem $171.5 million of our 10.25% senior secured notes due 2017 at a redemption price of 110.25%, including accrued interest of approximately $            ;

  •
  approximately $             million to redeem $52.5 million of our 8.50%/9.50% senior PIK toggle notes due 2018 at a redemption price of 108.5%, including accrued interest of approximately $            ;

  •
  up to $15.0 million of the remainder, if any, together with borrowings under the term loan facility that we intend to enter into at the close of this offering, to redeem $318.5 million of our 10.25% senior secured notes due 2017 and $97.5 million of our 8.50%/9.50% senior PIK toggle notes due 2018 at redemption prices of 100%, including "make-whole" premiums and accrued interest of approximately $            ; and

  •
  the balance, if any, to partially redeem our preference shares held by Premier Education Holdings and members of our management or general corporate purposes.

        The partial redemption, if any, of our preference shares with the proceeds of this offering will occur prior to the conversion of our redeemable ordinary shares into             ordinary shares, par value $0.01 per share, upon the closing of this offering and will not affect the number of ordinary shares offered hereby or the number of ordinary shares outstanding following the completion of this offering.

        For a description of the terms of the 10.25% senior secured notes, the 8.50%/9.50% PIK notes and the proposed terms of the term loan facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Debt."

 CAPITALIZATION

        The following table sets forth our capitalization as of November 30, 2013:

    •
    on an actual basis;

    •
    on an as adjusted basis to give effect as if they had occurred on November 30, 2013 to:

    •
    in accordance with our articles of association currently in effect, the redemption at par value of deferred shares and redeemable A ordinary shares from Premier Education Holdings Limited and other classes of redeemable ordinary shares from other shareholders to give effect to a ratchet mechanism that increases the percentage shareholding of certain shareholders, primarily our management and employees, upon the closing of this offering;

    •
    the partial redemption of our preference shares, if any, with proceeds of this offering;

    •
    the conversion of all classes of preference shares, including one preference share to be issued to Premier Education Holdings immediately prior to the completion of this offering in exchange for $31.1 million of debt, into redeemable A ordinary shares (see "Related Party Transactions—Relationship with Baring Private Equity Asia—Debt");

    •
    the conversion of all classes of redeemable ordinary shares into             ordinary shares;

    •
    the issuance and sale of            ordinary shares by us in this offering, assuming an initial public offering price of $            per share, the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters' over-allotment option; and

    •
    the Refinancing.

        The adjustments reflected below are subject to change and are based upon available information and certain assumptions that we believe are reasonable. You should read this capitalization table together with "Use of Proceeds," "Selected Consolidated Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of November 30, 2013
	Actual	As adjusted
	(unaudited)
	(in millions of dollars)
Debt
Senior Secured Revolving Credit Facilities	15.0	—
New Senior Secured Revolving Credit Facility	—	15.0
New Senior Secured Term Loan	—
8.50%/9.50% Senior PIK Toggle Notes due 2018	145.3	—
10.25% Senior Secured Notes due 2017	492.7	—
Other loans and finance leases	5.3	5.3

Total Debt	658.3

Equity
Share capital and share premium	324.0
Other reserves and retained earnings	(296.2)

Total Equity	27.8

Total Capitalization	686.1

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) each of share capital and share premium, total equity and total capitalization by $             million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

 DILUTION

        If you invest in our ordinary shares, your interest will be diluted for each ordinary share you purchase to the extent of the difference between the initial public offering price per ordinary share and our net tangible book value per ordinary share after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

        Our net tangible book value as of November 30, 2013 was approximately $(730.9) million, or $(5.18) per ordinary share. Net tangible book value represents the amount of our total consolidated assets, less the amount of our total consolidated liabilities and intangible assets. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the conversion of all outstanding preference shares into ordinary shares upon the completion of this offering and the additional proceeds we will receive from this offering, from the assumed initial public offering price per ordinary share, which is based on the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        Without taking into account any other changes in net tangible book value after November 30, 2013 other than to give effect to our sale of ordinary shares offered in this offering at the assumed initial public offering price of $            per ordinary share after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of November 30, 2013 would have been $             million, or $            per outstanding ordinary share. This represents an immediate increase in net tangible book value of $            per ordinary share to the existing shareholders, and an immediate dilution in net tangible book value of $            per ordinary share to investors purchasing ordinary shares in this offering. The following table illustrates such dilution:

Public offering price per ordinary share	$
Historical tangible book value per ordinary share as of November 30, 2013	$
Dilution related to the assumed conversion of preferred shares into ordinary shares	$
Historical tangible book value per ordinary share as of November 30, 2013 assuming conversion of preference shares into ordinary shares	$
Increase in net tangible book value per ordinary share, resulting from the offering	$
Pro forma net tangible book value per share, as adjusted to give effect to this offering and assumed conversion of preference shares into ordinary shares	$
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	$

        A $1.00 increase (decrease) in the assumed public offering price of $            per ordinary share would increase (decrease) our pro forma net tangible book value after giving effect to the offering by $             million, the pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of our preferred shares and this offering by $            per ordinary share and the dilution in pro forma net tangible book value per ordinary share to new investors in this offering by $             per ordinary share, assuming no change to the number of ordinary shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

        The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at pricing.

        The following table summarizes, on a pro forma basis as of November 30, 2013, the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares issuable upon the exercise of the over-allotment option granted to the underwriters.

Ordinary Shares Purchased
			Total Consideration		Average Price Per Ordinary Share
	Number	%	Amount	%
Existing shareholders		%	$	%	$
New investors		%		%

Total		100%	$	100%

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per ordinary share would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ordinary share paid by all shareholders by $             million, $             million and $            , respectively, assuming no change in the number of ordinary shares sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and other offering expenses.

 DIVIDEND POLICY

        We do not plan to pay any cash dividends on our ordinary shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

        Our board of directors has complete discretion whether to pay dividends, subject to the approval of our shareholders. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

 CORPORATE HISTORY AND STRUCTURE

Corporate History

        Our controlling shareholder is Premier Education Holdings, which is controlled by Baring Private Equity Asia.

        Our business was founded in 1972. From 1997 through August 2008, we conducted business as Nord Anglia Education plc, whose shares were listed on the main board of the London Stock Exchange. In August 2008, Nord Anglia Education plc was acquired in a going-private transaction led by Baring Private Equity Asia. Premier Education (UK) Holdco Limited, renamed "Nord Anglia Education (UK) Holdings plc" in 2012, was the buying consortium's ultimate holding vehicle that owned the acquiring entity that purchased all the shares in Nord Anglia Education plc. After the acquisition, Nord Anglia Education plc was delisted and renamed "Nord Anglia Education Limited." We, Nord Anglia Education, Inc., were incorporated in 2011, and in 2012 shareholders of Nord Anglia Education (UK) Holdings plc swapped their shares for shares in our company.

Corporate Structure

        The following diagram illustrates our corporate structure.

Subsidiaries

        The following table sets forth information about certain subsidiaries as of the date of this prospectus. This table omits subsidiaries that are dormant or soon to be dormant.

Name of Company	Equity Interest	Place of Incorporation
British American School of Charlotte, L.L.C.	100%	Delaware
British International School Bratislava s.r.o.	100%	Slovakia
British International School Foundation	100%	Hungary
British International School LLC	49%	Abu Dhabi, UAE
British School of Beijing	100%	China
British School of Boston, L.L.C.	100%	Delaware
British School of Chicago, L.L.C.	100%	Delaware
British School of Guangzhou	100%	China
British School of Houston, L.P.	100%	Texas
British School of Washington, L.L.C.	100%	Delaware
British Schools of America, LLC	100%	Delaware
British Schools of Texas, L.L.C.	100%	Delaware
BSA Resource Solutions, LLC	50%	Delaware
BSG Limited	100%	Hong Kong
BST Holding, L.L.C.	100%	Delaware
Collège Alpin Beau-Soleil SA	100%	Switzerland
Collège Champittet SA	100%	Switzerland
Education Overseas Qatar LLC	49%	Qatar
EEE Enterprise Limited	100%	British Virgin Islands
English International School Prague, s.r.o.	100%	Czech Republic
Fieldwork Education Limited	100%	UK
Guangzhou Yingkai Investment & Consulting Co., Ltd.	100%	China
International College 2, S.L.U.	100%	Spain
International College Spain, S.A.U.	100%	Spain
KG Investments Limited	100%	Jersey, Channel Islands
KG Investments Limited UK Branch	100%	Jersey, Channel Islands (Established in UK)
KG (Beijing) Investment Consultant Co., Ltd.	100%	China
La Côte International School SA	100%	Switzerland
NA Educational Services Limited	100%	UK
NA Schools Limited	100%	UK
NAE Hong Kong Limited	100%	Hong Kong
Nord Anglia (Beijing) Consulting Limited	100%	China
Nord Anglia Education (UK) Holdings plc	100%	UK
Nord Anglia Education Development Services Limited	100%	UK
Nord Anglia Education Limited	100%	UK
Nord Anglia Educational Consultancies Saudi Arabia Limited	100%	Saudi Arabia
Nord Anglia International School, Hong Kong Limited	100%	Hong Kong
Nord Anglia International School LLC	49%	Dubai, UAE
Nord Anglia Middle East Holding S.P.C	100%	Bahrain
Nord Anglia Middle East Holding S.P.C (Abu Dhabi Branch)	100%	N/A
Nord Anglia School (Hong Kong) Limited	100%	Hong Kong
Nord Anglia (Shanghai) Business and Information Consulting Co., Ltd.	100%	China

Name of Company	Equity Interest	Place of Incorporation
Nord Anglia (Shanghai) Business and Information Consulting Co., Ltd., Guangzhou Branch	100%	China
Nord Anglia Vocational Education and Training Services Limited	100%	UK
Nord International Schools Limited	100%	UK
Regent Pattaya Campus Management Co., Ltd.	49%	Thailand
Rice Education Hong Kong Limited	100%	Hong Kong
Saint Andrews International School Sukhumvit Campus Co., Ltd.	49%	Thailand
The British International School, Shanghai	100%	China
The British School Sp. z o.o.	100%	Poland
Uma Education Holdings Limited	100%	British Virgin Islands
Uma Education Hong Kong Limited	100%	Hong Kong
WCL Academy of New York LLC	100%	Delaware
WCL EBT Limited	100%	UK
WCL Group Limited	100%	UK
WCL Holdco Limited	100%	UK
WCL Intermediate Holdings Limited	100%	UK
WCL Intermediate Holdings Spain, S.L.U.	100%	Spain
WCL School Management Services Limited	100%	UK
WCL Services Limited	100%	UK

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        The following unaudited pro forma condensed consolidated income statements for the year ended August 31, 2013 and the three months ended November 30, 2012 give effect to our acquisition of WCL Group as though it had occurred on September 1, 2012, and are derived from the historical consolidated financial statements of our company and WCL Group appearing elsewhere in this prospectus, after giving effect to the pro forma adjustments described in the notes thereto.

        The preparation of the unaudited pro forma condensed consolidated income statements appearing below is based on financial statements prepared in accordance with IFRS. These principles require the use of estimates that affect the reported amounts of assets, liabilities, revenues and expenses. The objective of the unaudited pro forma condensed consolidated income statements is to provide information on the impact of our acquisition of WCL Group in May 2013.

        The unaudited pro forma condensed consolidated financial information should be read in conjunction with our historical consolidated financial statements, including the notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this prospectus.

        While the unaudited pro forma condensed consolidated financial information is helpful in showing the financial characteristics of the consolidated companies, it is not intended to show how the consolidated companies would have actually performed if the events described above had in fact occurred on the date assumed or to project the results of operations or financial position for any future date or period.

        As described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Debt—Refinancing of Notes," we intend to refinance our notes with the proceeds of this offering and a new secured term loan facility. We expect that the new term loan facility will bear interest based on applicable margin percentages of            % per annum for base rate loans and            % per annum for LIBOR rate loans, provided that LIBOR may not be lower than            %. Based on these anticipated interest rates, and assuming we use $             million of the net proceeds of this offering to redeem 35% of the notes and borrowings under the term loan facility to redeem the remainder of the notes, we estimate that (i) net finance expense attributable to the portion of the notes redeemed using offering proceeds, before taxes, would have decreased by approximately $             million, $             million and $             million for the year ended August 31, 2013, the three months ended November 30, 2013 and the three months ended November 30, 2012, respectively, and (ii) net finance expense attributable to the portion of the notes redeemed using borrowings under the new term loan facility would have decreased by approximately, $             million, $             million and $             million for the year ended August 31, 2013, the three months ended November 30, 2013 and the three months ended November 30, 2012, respectively. An increase (decrease) in the anticipated interest rates under the new term loan facility by 0.125% would decrease (increase) the net interest expense savings with respect to the portion of the notes redeemed with borrowings under the new term loan facility, before taxes, by $             million, $             million and $             million for the year ended August 31, 2013, the three months ended November 30, 2013 and the three months ended November 30, 2012, respectively. We expect to incur an exceptional charge of approximately $             million related to the redemption of our notes. The charge will be included in finance expense in the quarter in which we redeem the notes. Assuming we use $             million of the net proceeds of this offering to redeem the notes as described above, then, based on the midpoint of the offering price range, we would have issued             shares in connection with the redemption.

        The pro forma financial information does not reflect the redemption of deferred shares, any partial conversion of preference shares using proceeds of this offering and conversion of preference shares to ordinary shares upon the completion of the offering, as they cannot be estimated.

	For the year ended August 31, 2013
	Historical	WCL Group(1)	Pro forma adjustments		Pro forma
	(in millions of dollars, except per share data)
Unaudited Pro Forma Consolidated Income Statement Data:
Revenue	323.7	91.3	—		415.0
Cost of sales	(147.6)	(42.2)	—		(189.8)

Gross Profit	176.1	49.1	—		225.2

Selling, general and administrative expenses*	(96.0)	(35.3)	—		(131.3)
Depreciation	(11.7)	(4.3)	—		(16.0)
Amortization	(5.7)	—	(3.1	)(2)	(8.8)
Impairment of goodwill	—	—	—		—
Exceptional items	(17.7)	(4.1)	12.7	(3)	(9.1)

Total selling, general and administrative expenses	(131.1)	(43.7)	9.6		(165.2)

Operating profit	45.0	5.4	9.6		60.0
Finance income	2.3	—	—		2.3
Finance expense
- Bank loans, notes and overdrafts	(50.9)	(8.7)	0.3	(4)	(59.3)
- Other finance expenses	(0.4)	(1.1)	1.1	(4)	(0.4)
Total finance expense	(51.3)	(9.8)	1.4	(4)	(59.7)

Net financing (expense)/income	(49.0)	(9.8)	1.4		(57.4)

(Loss)/Profit before income tax	(4.0)	(4.4)	11.0		2.6
Income tax expense	(19.3)	(4.1)	4.8	(5)	(18.6)

(Loss)/Profit for the year	(23.3)	(8.5)	15.8		(16.0)

Loss per ordinary share (in dollars)
Basic	(0.27)				(0.22)
Diluted	(1.24)				(1.00)

	For the three months ended November 30, 2012
	Historical	WCL Group(1)	Pro forma adjustments		Pro forma
	(in millions of dollars, except per share data)
Unaudited Pro Forma Consolidated Income Statement Data:
Revenue	89.1	28.8	—		117.9
Cost of sales	(40.7)	(13.7)	—		(54.4)

Gross Profit	48.4	15.1	—		63.5

Selling, general and administrative expenses*	(22.1)	(7.8)	—		(29.9)
Depreciation	(2.6)	(1.5)	—		(4.1)
Amortization	(0.9)	—	(1.0	)(2)	(1.9)
Impairment of goodwill	—	—	—		—
Exceptional items	(1.0)	(0.1)	0.1	(3)	(1.0)

Total selling, general and administrative expenses	(26.6)	(9.4)	(0.9)		(36.9)

Operating profit	21.8	5.7	(0.9)		26.6
Finance income	0.6	0.0	—		0.6
Finance expense
- Bank loans, notes and overdrafts	(9.5)	(3.3)	0.5	(4)	(12.3)
- Other finance expenses	(0.1)	—	—		(0.1)
Total finance expense	(9.6)	(3.3)	0.5		(12.4)

Net financing (expense)/income	(9.0)	(3.3)	0.5		(11.8)

(Loss)/Profit before income tax	12.8	2.4	(0.4)		14.8
Income tax expense	(5.5)	(1.1)	1.6	(5)	(5.0)

Profit for the period	7.3	1.3	1.2		9.8

Profit per ordinary share (in dollars)
Basic	0.05				0.07
Diluted	0.05				0.07

*
Excludes depreciation, amortization, impairment of goodwill and exceptional items.

Notes to the unaudited pro forma condensed consolidated financial information.

(1)
The historical financial information of WCL Group for the period from September 1, 2012 to May 21, 2013 is derived from the WCL Group consolidated financial statements, which are prepared in accordance with UK GAAP. The following tables present the historical financial information in respect of WCL Group under IFRS for the period from September 1, 2012 to May 21, 2013:

	For the period from September 1, 2012 to May 21, 2013
	WCL Group Historical	Adjustments(a)	WCL Group Historical	WCL Group Historical
	(in millions of pounds)	(in millions of pounds)	(in millions of pounds)	(in millions of dollars)(b)
	(UK GAAP)		(IFRS)	(IFRS)
Revenue	55.7	2.3	58.0	91.3
Cost of sales	(26.8)	—	(26.8)	(42.2)

Gross Profit	28.9	2.3	31.2	49.1

Selling, general and administrative costs*	(21.3)	(1.2)	(22.5)	(35.3)
Depreciation	(2.7)	(0.0)	(2.7)	(4.3)
Amortization	(1.8)	1.8	—	—
Impairment of goodwill	—	—	—	—
Exceptional items	(2.5)	(0.1)	(2.6)	(4.1)

Total selling, general and administrative expenses	(28.3)	0.5	(27.8)	(43.7)

Operating profit	0.6	2.8	3.4	5.4
Finance income	—	—	—	—
Bank loans, notes and overdrafts	(5.5)	—	(5.5)	(8.7)
Other finance expenses	(0.6)	(0.1)	(0.7)	(1.1)

Net Financing expense	(6.1)	(0.1)	(6.2)	(9.8)

Profit/(loss) before income tax	(5.5)	2.7	(2.8)	(4.4)
Income tax expense	(2.6)	—	(2.6)	(4.1)

Profit/(loss) after income tax	(8.1)	2.7	(5.4)	(8.5)

  (a)
  Reflects adjustments to convert WCL Group historical UK GAAP amounts to IFRS and to adjust amounts in accordance with our accounting policies.

  (b)
  WCL Group historical numbers on an IFRS basis have been converted from pound sterling to US dollar presentational currency using an average exchange rate during the period of 1.573.
(2)
Reflects the full-year impact of amortization of intangibles acquired. Intangible assets of $25.2 million were recorded related to brands that will be amortized over 50 years, using the straight-line method. Intangible assets of $28.7 million were recorded related to customer relationships that will be amortized over ten years, using the straight-line method. Intangible assets of $2.6 million were recorded related to curriculum products & intellectual property that will be amortized over three years, using the straight-line method.

(3)
Reflects the elimination of $8.6 million and $4.1 million of costs incurred by us and WCL Group respectively in connection with the acquisition of which $0.1 million would have been incurred in the first quarter of fiscal 2013.

(4)
Reflects the elimination of finance expenses of $9.8 million incurred by WCL Group during the period from September 1, 2012 to May 21, 2013. This has been offset by an increase of $8.4 million to reflect the effect of the debt we incurred in connection with the acquisition as if it had been in place as of September 1, 2012. The finance expense relates to $114.0 million of 10.25% notes issued in June 2013 to finance the acquisition.

(5)
Reflects the income tax effect of the pro forma adjustments, which were calculated using the applicable tax rate in each jurisdiction where the adjustments were incurred. The principle adjustments relate to tax benefits arising on transferring debt into trading entities in the United States and the deferred tax arising on intangible assets recognized as part of the acquisition of WCL Group.

(6)
Pro Forma Supplementary Financial Data:

	For the year ended August 31, 2013		For the three months ended November 30, 2012
	Historical	Pro forma	Historical	Pro forma
	(in millions of dollars)
Adjusted EBITDA*	79.5	103.4	25.7	32.6
Adjusted Net Income	(1.3)	9.8	8.4	11.3

*
We use EBITDA, Adjusted EBITDA and Adjusted Net Income as supplemental financial measures of our operating performance. We define EBITDA as (loss)/profit for the year plus income tax expense, net financing (expense)/income, exceptional items, impairment of goodwill, amortization and depreciation, and we define Adjusted EBITDA as EBITDA adjusted for the items set forth in the table below. We define Adjusted Net Income as Adjusted EBITDA adjusted for the items in the table below. EBITDA, Adjusted EBITDA and Adjusted Net Income are not standard measures under IFRS. EBITDA, Adjusted EBITDA and Adjusted Net Income should not be considered in isolation or construed as alternatives to cash flows, net income or any other measure of financial performance or as indicators of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. We may incur expenses similar to the adjustments in this presentation in the future and certain of these items could be recurring. EBITDA, Adjusted EBITDA and Adjusted Net Income presented herein may not be comparable to similarly titled measures presented by other companies. Set forth below is a reconciliation of EBITDA, Adjusted EBITDA and Adjusted Net Income to the most directly comparable IFRS measure, loss for the year.

	For the year ended August 31, 2013	For the three months ended November 30, 2012
	Pro forma	Pro forma
	(unaudited)
	(in millions of dollars)
(Loss)/Profit for the Period	(16.0)	9.8

Income tax expense	18.6	5.0
Net financing expense	57.4	11.8
Exceptional items(a)	9.1	1.0
Amortization	8.8	1.9
Depreciation	16.0	4.1

EBITDA	93.9	33.6

Loss on disposal of property, plant and equipment(b)	0.1	0.0
Exchange gain(c)	(1.8)	(1.1)
Restructuring(d)	0.8	—
Pre-acquisition and corporate structuring costs(e)	0.8	0.2
Share-based payments(f)	6.4	—
Management fees(g)	3.3	—
Others	(0.1)	(0.1)

Adjusted EBITDA	103.4	32.6

Depreciation	(16.0)	(4.1)
Net financing expense	(57.4)	(11.8)
Income tax expense	(18.6)	(5.0)
Tax adjustments(h)	(1.6)	(0.4)

Adjusted Net Income	9.8	11.3

    (a)
    Exceptional expenses primarily related to the acquisition of schools, including associated transaction and integration costs, and transaction management fees paid to Premier Education Holdings associated with our notes issuance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations."

    (b)
    Includes loss on disposal of assets associated with the termination of learning services contracts in the UK.

    (c)
    Represents foreign currency translational gains primarily associated with our inter-company loan balances.

    (d)
    Represents the full-year benefit of headcount reductions that have already been implemented.

    (e)
    Represents costs incurred by WCL Group in connection with the acquisition.

    (f)
    Represents non-cash charges associated with the equity investments in our company by members of our management and non-cash charges associated with share-based compensation of WCL Group.

    (g)
    Represents management fees paid to Premier Education Holdings.

    (h)
    Represents the tax impact associated with the exclusion of exceptional items and amortization in calculating Adjusted Net Income.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

        The following selected consolidated income statement data for the years ended August 31, 2011, 2012 and 2013 and consolidated balance sheet data as of August 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our selected consolidated income statement data for the three months ended November 30, 2012 and 2013 and consolidated balance sheet data as of November 30, 2013 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with IFRS. Our historical operating results presented below are not necessarily indicative of our results for any future fiscal period. The historical financial information presented below for periods prior to May 22, 2013, the date on which we acquired WCL Group, does not reflect the acquisition or WCL Group's results of operation. You should read the summary consolidated financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

        We have adopted IAS 19 prospectively effective September 1, 2013 in our unaudited interim consolidated financial statements as of November 30, 2013 and for the period ended November 30, 2013. We have not restated our audited consolidated financial statements for the years ended August 31, 2011, 2012 and 2013 or our unaudited interim consolidated financial statements for the quarter ended November 30, 2012 as the impact of this revised standard is not material to our results of operations and financial position.

	For the year ended August 31,			For the three months ended November 30,
	2011	2012	2013	2012	2013
				(unaudited)
	(in millions of dollars, except per share data)
Consolidated Income Statement Data:
Revenue	225.2	274.4	323.7	89.1	135.1
Cost of sales	(105.0)	(126.5)	(147.6)	(40.7)	(61.9)

Gross Profit	120.2	147.9	176.1	48.4	73.2

Selling, general and administrative expenses(1)	(78.1)	(84.6)	(96.0)	(22.1)	(38.2)
Depreciation	(7.2)	(9.9)	(11.7)	(2.6)	(5.3)
Amortization	(2.8)	(3.5)	(5.7)	(0.9)	(2.4)
Impairment of goodwill	(16.7)	(10.7)	—	—	—
Exceptional items	(9.4)	(12.5)	(17.7)	(1.0)	(1.6)

Total selling, general and administrative expenses	(114.2)	(121.2)	(131.1)	(26.6)	(47.5)

Operating profit	6.0	26.7	45.0	21.8	25.7
Finance income	10.1	2.0	2.3	0.6	0.6
Finance expense
- Shareholder loan notes accrued interest	(36.8)	(25.4)	—	—	—
- Bank loans, notes and overdrafts	(12.9)	(22.9)	(50.9)	(9.5)	(16.5)
- Other finance expenses	(2.0)	(1.4)	(0.4)	(0.1)	(0.2)
Total finance expense(2)	(51.7)	(49.7)	(51.3)	(9.6)	(16.7)

Net financing expense	(41.6)	(47.7)	(49.0)	(9.0)	(16.1)

(Loss)/profit before tax	(35.6)	(21.0)	(4.0)	12.8	9.6
Income tax expense	(12.5)	(16.4)	(19.3)	(5.5)	(6.1)

(Loss)/profit for the period	(48.1)	(37.4)	(23.3)	7.3	3.5

(Loss)/Profit per share attributable to equity holders share (in dollars)
Basic (loss)/profit per share	(0.38)	(0.27)	(0.27)	0.05	0.02
Diluted (loss)/profit per share	(1.26)	(1.17)	(1.24)	0.05	0.02

	As of August 31,
			As of November 30, 2013
	2012	2013
			(unaudited)
	(in millions of dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	108.5	171.1	131.4
Other current assets	49.6	84.2	85.5
Total non-current assets	508.7	870.7	877.7

Total assets	666.8	1,126.0	1,094.6

Current liabilities	254.3	398.7	366.5
Total non-current liabilities	368.7	707.3	700.3

Total equity	43.8	20.0	27.8

Total equity and liabilities	666.8	1,126.0	1,094.6

(1)
Excludes depreciation, amortization, impairment of goodwill and exceptional items.

(2)
As described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Debt—Refinancing of Notes," we intend to refinance our notes with the proceeds of this offering and a new secured term loan facility. We expect that the new term loan facility will bear interest based on applicable margin percentages of            % per annum for base rate loans and            % per annum for LIBOR rate loans, provided that LIBOR may not be lower than            %. Based on these anticipated interest rates, and assuming we use $             million of the net proceeds of this offering to redeem 35% of the notes and borrowings under the term loan facility to redeem the remainder of the notes, we estimate that (i) net finance expense attributable to the portion of the notes redeemed using offering proceeds, before taxes, would have decreased by approximately $             million, $             million and $             million for the year ended August 31, 2013, the three months ended November 30, 2013 and the three months ended November 30, 2012, respectively, and (ii) net finance expense attributable to the portion of the notes redeemed using borrowings under the new term loan facility would have decreased by approximately, $             million, $             million and $             million for the year ended August 31, 2013, the three months ended November 30, 2013 and the three months ended November 30, 2012, respectively. An increase (decrease) in the anticipated interest rates under the new term loan facility by 0.125% would decrease (increase) the net interest expense savings with respect to the portion of the notes redeemed with borrowings under the new term loan facility, before taxes, by $             million, $             million and $             million for the year ended August 31, 2013, the three months ended November 30, 2013 and the three months ended November 30, 2012, respectively. We expect to incur an exceptional charge of approximately $             million related to the redemption of our notes. The charges will be included in finance expense in the quarter in which we redeem the notes.

Based on the anticipated interest rates set forth above, assuming our new term loan facility had been fully drawn during the three months ended November 30, 2013, and that none of our notes were outstanding during the three months ended November 30, 2013, our net interest expense, before tax, for the period would have decreased by $             million. An increase (decrease) in the anticipated interest rates under the new term loan facility by 0.125% would decrease (increase) the net interest expense savings by $             million for the period.

	For the year ended August 31,			For the three months ended November 30,
	2011	2012	2013	2012	2013
				(unaudited)
	(in millions of dollars, except per share data)
Supplementary Financial Data:
Adjusted EBITDA(1)
Schools
China	40.8	53.8	66.8	18.9	21.7
Europe	16.3	25.6	22.7	8.0	9.5
Middle East/South East Asia	(5.6)	(3.8)	5.9	1.2	6.1
North America	—	—	0.3	—	7.1
Discontinuing(2)	(0.4)	(0.0)	—	—	—

Total	51.1	75.6	95.7	28.1	44.4
Other(3)	13.7	10.3	6.6	2.2	0.5
Central and regional expenses	(16.9)	(15.7)	(22.8)	(4.6)	(6.2)

Adjusted EBITDA	47.9	70.2	79.5	25.7	38.7

Adjusted Net Income(1)	(14.0)	(4.4)	(1.3)	8.4	10.7
Adjusted EBITDA margin(4)	21.3%	25.6%	24.6%	28.8%	28.6%

(1)
We use EBITDA, Adjusted EBITDA and Adjusted Net Income as supplemental financial measures of our operating performance. We define EBITDA as (loss)/profit for the year plus income tax expense, net financing (expense)/income, exceptional items, impairment of goodwill, amortization and depreciation, and we define Adjusted EBITDA as EBITDA adjusted for the items set forth in the table below. We define Adjusted Net Income as Adjusted Net EBITDA adjusted for the items in the table below. EBITDA, Adjusted EBITDA and Adjusted Net Income are not standard measures under IFRS. EBITDA, Adjusted EBITDA and Adjusted Net Income should not be considered in isolation or construed as alternatives to cash flows, net income or any other measure of financial performance or as indicators of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. We may incur expenses similar to the adjustments in this presentation in the future and certain of these items could be recurring. EBITDA, Adjusted EBITDA and Adjusted Net Income presented herein may not be comparable to similarly titled measures presented by other companies. Set forth below is a reconciliation of EBITDA, Adjusted EBITDA and Adjusted Net Income to the most directly comparable IFRS measure, loss for the year.

	For the year ended August 31,			For the three months ended November 30,
	2011	2012	2013	2012	2013
				(unaudited)
	(in millions of dollars)
(Loss)/profit for the period	(48.1)	(37.4)	(23.3)	7.3	3.5

Income tax expense	12.5	16.4	19.3	5.5	6.1
Net financing expense(a)	41.6	47.7	49.0	9.0	16.1
Exceptional items(b)	9.4	12.5	17.7	1.0	1.6
Impairment of goodwill(c)	16.7	10.7	—	—	—
Amortization	2.8	3.5	5.7	0.9	2.4
Depreciation	7.2	9.9	11.7	2.6	5.3

EBITDA	42.1	63.3	80.1	26.3	35.0

Loss on disposal of property, plant and equipment(d)	1.0	0.3	0.1	—	—
Exchange (gain)/loss(e)	(3.5)	4.6	(4.0)	(0.5)	2.1
Restructuring(f)	—	—	—	—	—
Pre-acquisition and corporate structuring costs(g)	3.2	0.6	—	—	—
Write-off of management charges to a related party(h)	1.8	—	—	—	—
School and contract closure costs(i)	1.8	—	—	—	—
Share based payments(j)	0.3	0.6	0.1	—	1.1
Management fees(k)	—	—	3.3	—	0.5
Others(l)	1.2	0.8	(0.1)	(0.1)	0.0

Adjusted EBITDA(m)	47.9	70.2	79.5	25.7	38.7

Depreciation	(7.2)	(9.9)	(11.7)	(2.6)	(5.3)
Net financing expense(a)	(41.6)	(47.7)	(49.0)	(9.0)	(16.1)
Income tax expense	(12.5)	(16.4)	(19.3)	(5.5)	(6.1)
Tax adjustments(n)	(0.6)	(0.6)	(0.8)	(0.2)	(0.5)

Adjusted Net Income	(14.0)	(4.4)	(1.3)	8.4	10.7

    (a)
    As described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Debt—Refinancing of Notes," we intend to refinance our notes with the proceeds of this offering and a new secured term loan facility. We expect that the new term loan facility will bear interest based on applicable margin percentages of            % per annum for base rate loans and            % per annum for LIBOR rate loans, provided that LIBOR may not be lower than            %. Based on these anticipated interest rates, and assuming we use $             million of the net proceeds of this offering to redeem 35% of the notes and borrowings under the term loan facility to redeem the remainder of the notes, we estimate that (i) net finance expense attributable to the portion of the notes redeemed using offering proceeds, before taxes, would have decreased by approximately $             million, $             million and $             million for the year ended August 31, 2013, the three months ended November 30, 2013 and the three months ended November 30, 2012, respectively, and (ii) net finance expense attributable to the portion of the notes redeemed using borrowings under the new term loan facility would have decreased by approximately, $             million, $             million and $             million for the year ended August 31, 2013, the three months ended November 30, 2013 and the three months ended November 30, 2012, respectively. An increase (decrease) in the anticipated interest rates under the new term loan facility by 0.125% would decrease (increase) the net interest expense savings with respect to the portion of the notes redeemed with borrowings under the new term loan facility, before taxes, by $             million, $             million and $             million for the year ended August 31, 2013, the three months ended November 30, 2013 and the three months ended November 30, 2012, respectively. We expect to incur an exceptional charge of approximately $             million related to the redemption of our notes. The charges will be included in finance expense in the quarter in which we redeem the notes.

    Based
    on the anticipated interest rates set forth above, assuming our new term loan facility had been fully drawn during the three months ended November 30, 2013, and that none of our notes were outstanding during the three months ended November 30, 2013, our net interest expense, before tax, for the period would have decreased by $             million. An increase (decrease) in the anticipated interest rates under the new term loan facility by 0.125% would decrease (increase) the net interest expense savings by $             million for the period.

    (b)
    In fiscal 2011, exceptional items included expenses related to the relocation of our central services function to Hong Kong. In fiscal 2012 and 2013, exceptional items primarily related to the acquisition of schools, including associated transaction and integration costs, and transaction management fees paid to Baring Private Equity Asia associated with our notes issuances. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations."

    (c)
    In fiscal 2011, impairment of goodwill included the non-cash impairment charge on the goodwill associated with the UK learning services business. In fiscal 2012, impairment of goodwill included the non-cash impairment charge on the remaining balance of the goodwill relating to learning services in the Middle East. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations."

    (d)
    In fiscal 2011, represents loss on disposal of property, plant and equipment associated with the closure of our school in Nanxiang, Shanghai. In fiscal 2012 and 2013, includes loss on disposal of assets associated with the termination of learning services contracts in the UK.

    (e)
    Represents foreign currency translational gains/losses primarily associated with our inter-company loan balances.

    (f)
    Represents the full-year benefit of headcount reductions that have already been implemented.

    (g)
    In fiscal 2011 and 2012, represents costs associated with legal, tax and accounting advice in relation to the conversion of our U.S. dollar shareholder loans from pound sterling, as well as costs associated with changes to our corporate structure and lending arrangements to enable us to acquire our schools in Switzerland. In fiscal 2012, represents costs incurred by WCL Group in connection with the acquisition.

    (h)
    For fiscal 2010, we earned a management fee for operating Collège Champittet-Lausanne and Collège Champittet-Nyon on behalf of a related party. These fees were subsequently written off in fiscal 2011.

    (i)
    Represents school and contract closure costs associated with the closure of our schools in Nanxiang.

    (j)
    In fiscal 2011, 2012, 2013 and the first quarter of fiscal 2014, represents non-cash charges associated with the equity investments in our company by members of our management.

    (k)
    Represents management fees paid to Premier Education Holdings.

    (l)
    In fiscal 2011 and 2012, represents various fees, expenses and redundancy costs relating to the change in the mix of our business from learning services to premium schools.

    (m)
    Includes Adjusted EBITDA losses attributable to BISAD of $5.6 million, $3.8 million, $1.1 million and $0.5 million in fiscal 2011, 2012 and 2013 and the first quarter of fiscal 2013, respectively. In the foregoing periods, BISAD contributed revenue of $5.9 million, $9.8 million, $14.5 million and $4.5 million, respectively. Also includes Adjusted EBITDA losses attributable to our school in New York of $0.1 million in the first quarter of fiscal 2014. Our school in New York contributed revenue of $0.9 million in the first quarter of fiscal 2014.

    (n)
    Represents the tax impact associated with the exclusion of exceptional items and amortization in calculating Adjusted Net Income.

(2)
Discontinuing EBITDA relates to the results of our school in Nanxiang that we closed in 2011.

(3)
Includes Adjusted EBITDA from our learning services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview."

(4)
Adjusted EBITDA divided by revenue.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our audited consolidated financial statements and related notes as of August 31, 2012 and 2013 and for the years ended August 31, 2011, 2012 and 2013 and our unaudited interim consolidated financial statements and related notes as of November 30, 2013 and for the three months ended November 30, 2012 and 2013 included elsewhere in this prospectus, as well as the information presented under "Selected Consolidated Historical Financial Data" and "Unaudited Pro Forma Condensed Consolidated Financial Information." Our consolidated financial statements have been prepared in accordance with IFRS. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those projected in forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption "Risk Factors" in this prospectus. Our fiscal year ends August 31 for all periods presented.

Overview

        We believe we are the world's leading international operator of premium schools. As of February 16, 2014, we had over 17,000 students, and in fiscal 2013 our average revenue per student was approximately $26,600. We teach children from kindergarten through the end of secondary school, at our 27 premium schools in China, Europe, ME/SEA and North America. We primarily operate in geographic markets with high FDI, large expatriate populations and rising disposable incomes. Our student enrollment increased at a CAGR of 29% from the end of fiscal 2008 to the end of fiscal 2013.

        We have grown our business significantly since the 2008 financial crisis despite a challenging global economic climate. We increased our student capacity and enrollments from 5,393 places and 4,010 students as of August 31, 2008 to 21,737 places and 17,109 students as of February 16, 2014. During that period, we expanded capacity at our existing schools by 1,980 places, developed two greenfield schools with a total of 3,000 places and acquired 19 schools with a total of 11,364 places.

        Our revenue increased by 21.9% from $225.2 million in fiscal 2011 to $274.4 million in fiscal 2012 and by 17.9% to $323.7 million in fiscal 2013. We recorded losses of $48.1 million in fiscal 2011, $37.4 million in fiscal 2012 and $23.3 million in fiscal 2013. We generated Adjusted EBITDA of $47.9 million, $70.2 million and $79.5 million in fiscal 2011, 2012 and 2013, respectively. For a reconciliation of our Adjusted EBITDA to the IFRS measure of loss for the year, see "Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial and Operating Data."

        On May 22, 2013, pursuant to a share purchase agreement dated May 3, 2013, we purchased 100% of the share capital of WCL Group and acquired its 11 international schools in North America, the Middle East and Europe. Net consideration was £143.0 million (approximately $222.2 million). Our acquisition of WCL Group gave us 4,564 additional FTEs and increased our capacity by 6,486 places. Giving pro forma effect to our acquisition of WCL Group as though it had been completed on September 1, 2012, results in fiscal 2013 pro forma revenue of $415.0 million, $103.4 million of pro forma Adjusted EBITDA and $16.0 million of pro forma loss. In fiscal 2013, our schools in China, Europe, ME/SEA and North America contributed 36.0%, 33.4%, 14.4% and 16.3% of our premium schools pro forma revenue, respectively. For a reconciliation of our pro forma Adjusted EBITDA to pro forma loss for the year, see "Unaudited Pro Forma Condensed Consolidated Financial Information."

        For the three months ended November 30, 2013, we had revenue of $135.1 million, profit for the period of $3.5 million and Adjusted EBITDA of $38.7 million. For the three months ended November 30, 2012, we had revenue of $89.1 million, profit for the period of $7.3 million, Adjusted EBITDA of $25.7 million, pro forma revenue of $117.9 million, pro forma profit for the period of $9.8 million and pro forma Adjusted EBITDA of $32.6 million.

        We also provide educational support and advice under learning services contracts to governments in the Middle East and the United Kingdom. In fiscal 2012, we made a strategic decision to no longer bid on new learning services contracts and intend to gradually phase out some of our existing contracts. In fiscal 2013, other revenue, which is predominantly revenue from learning services, accounted for 7.8% of our pro forma revenue and contributed 5.8% of our pro forma Adjusted EBITDA before the allocation of central and regional costs.

Factors Affecting Our Results of Operations and Financial Condition

  Key Performance Indicators

        We use the following key operating metrics to manage our schools: full-time equivalent students, capacity, utilization and revenue per FTE. We monitor FTEs on a weekly basis and the other operating metrics on a monthly, quarterly and annual basis, as we believe that they are the most reliable metrics for measuring the profitability of our schools.

        For fiscal 2013 and the three months ended November 30, 2012, the key performance indicators are presented as if our acquisition of WCL Group had completed on September 1, 2012. For fiscal 2011, the key performance indicators are presented as if our acquisition of Collège Alpin Beau Soleil, Collège Champittet-Lausanne and Collège Champittet-Nyon had completed on September 1, 2010.

	For the year ended August 31,			For the three months ended November 30,
	2011	2012	2013	2012	2013
Key Operating Data:
Full-time equivalent students (average for the period)(1)
China	3,070	3,622	4,075	4,029	4,819
Europe	3,412	3,775	4,448	4,448	4,502
Middle East/South East Asia	572	783	3,364	3,261	4,902
North America	—	—	2,491	2,429	2,713

Total	7,054	8,180	14,377	14,167	16,936
Capacity (average for the period)(2)
China	4,860	5,360	5,375	5,360	6,964
Europe	4,052	4,342	5,160	5,147	5,322
Middle East/South East Asia	1,500	1,500	4,791	4,791	5,691
North America	—	—	3,660	3,660	3,760

Total	10,412	11,202	18,986	18,958	21,737
Utilization (average for the period)(3)
China	63%	68%	76%	75%	69%
Europe	84%	87%	86%	86%	85%
Middle East/South East Asia	38%	52%	70%	68%	86%
North America	—	—	68%	66%	72%

Average	68%	73%	76%	75%	78%
Revenue per full-time equivalent student (in thousands of dollars)(4)
China	27.9	30.8	33.8	9.6	9.8
Europe	29.6	29.5	28.7	8.5	8.9
Middle East/South East Asia	10.3	12.5	16.4	4.7	4.7
North America	—	—	25.0	7.2	7.4

(1)
We calculate average FTEs for a period by dividing the total number of FTEs at each calendar month-end in the period by the number of calendar months in the period.

(2)
We calculate average capacity for a period by dividing the total number of FTEs that can be accommodated in our schools based on their existing classrooms at each calendar month-end in the period by the number of months in the period.

(3)
We calculate utilization for a period as a percentage equal to the ratio of average FTEs for the period divided by average capacity for the period.

(4)
We calculate revenue per FTE for a period by dividing revenue from our schools for the period by the average FTEs for the period.

        Full-Time Equivalent Students.    Because our schools derive substantially all of their revenue from tuition fees, the number of FTEs enrolled in our schools is critical to our operating performance and growth. As a result, we monitor the number of FTEs to measure the performance of our schools. We also monitor FTEs on a school-by-school basis to help plan capacity expansion and track local market trends.

        We define a FTE as a student who is enrolled to attend school for the full school day, five days a week. For example, a student who enrolls for three full days a week equals 0.6 FTEs and a student who enrolls for five mornings a week equals 0.5 FTEs. We calculate average FTEs for a period by dividing the total number of FTEs at each calendar month-end in the period by the number of calendar months in the period.

        The number of same-school FTEs fluctuates throughout the academic year, as new students enroll or as current students depart. Our average FTEs have grown from 7,054 in fiscal 2011 to 14,377 in fiscal 2013. The increase resulted from growing enrollments at our existing schools and acquisitions of new schools. Our acquisition of WCL Group contributed 4,564 additional FTEs in fiscal 2013.

        In addition to monitoring our FTEs, we also focus on the number of inquiries, visits and applications by prospective students at each of our schools and the number of applications that result in enrollments. In our experience, the ratios of inquiries to visits and of visits to enrollments are leading indicators of student enrollments. Thus, in our marketing and recruitment activities we seek to maximize the generation of inquiries, the conversion of inquiries into visits, of visits into applications and of applications into enrollments. See "Business—Marketing Our Schools—Student Recruitment."
        Capacity.    We calculate average capacity for a period by dividing the total number of FTEs that we can accommodate at each calendar month-end in the period by the number of calendar months in the period.

        We increased our average capacity from 10,412 places in fiscal 2011 to 18,986 places in fiscal 2013. The increase resulted primarily from the acquisition of new premium schools in China, Switzerland, Spain, Thailand, the United States and Qatar and capacity expansion at our schools in China and Europe. Between fiscal 2012 and fiscal 2013 we increased our average capacity by 69.5% from 11,202 to 18,986, primarily due to the acquisition of schools in Thailand, the United States, Spain and Qatar.

        Utilization.    We calculate utilization for a period as a percentage equal to the ratio of average FTEs for the period divided by average capacity for the period.

        In fiscal 2011, 2012 and 2013 we had average utilization of 68%, 73% and 76%, respectively. The increase in utilization was primarily due to the acquisition of a school in Thailand in fiscal 2012 which had a higher utilization rate than our historical average and increased enrollment across our schools in China in fiscal 2012 and 2013, partially offset by lower utilization at some acquired schools and incremental capacity additions.

        Revenue per Full-Time Equivalent Student.    We calculate revenue per FTE for a period by dividing the revenue from our schools for the period by the average FTEs for the period. Revenue per FTE is impacted primarily by the tuition fees we charge at each of our premium schools and the revenue per FTE of new schools that we acquire relative to our other premium schools within those regions.

        Revenue per FTE, and therefore our revenue, is directly impacted by our ability to increase tuition fees year on year at each of our premium schools. A majority of our tuition fees are paid by expatriate employers, who we believe accept price increases because education allowances typically represent only a small percentage of an expatriate's total compensation package. We believe self-funding expatriates and affluent local families accept our price increases because of the importance they place on a quality education for their children. As a result, we have been able to increase tuition fees at our premium schools at an average of approximately 4-6% per year over the last three years, which we believe to be in excess of the median rate of inflation in the markets where these schools are located.

        Almost all of our tuition fees are charged in the local currencies of the countries where the schools are located. Therefore, our revenue per FTE is subject to fluctuations in foreign exchange rates between these local currencies and our reported currency, the US dollar. See "—Currency Translation."

  Acquisitions

        In the three years ended August 31, 2013, we acquired 18 schools in Switzerland, China, Thailand, the United States, Qatar and Spain; we continue to assess a pipeline of acquisition opportunities and look for new acquisition opportunities.

        The following table shows our acquisitions during the three fiscal years ended August 31, 2013:

Fiscal 2011
Collège Alpin Beau Soleil	Switzerland	January 2011
Collège Champittet—Lausanne	Switzerland	February 2011
Collège Champittet—Nyon	Switzerland	February 2011
Fiscal 2012
La Côte International School	Switzerland	September 2011
Regents International School Pattaya	Thailand	August 2012(1)
Fiscal 2013
International College Spain	Spain	May 2013
Compass International School, Doha, Gharaffa	Qatar	May 2013
Compass International School, Doha, Madinat Khalifa	Qatar	May 2013
Compass International School, Doha, Al Rayyan	Qatar	May 2013
Compass International School, Al Khor	Qatar	May 2013
The British School of Washington	United States	May 2013
The British School of Boston	United States	May 2013
The British School of Houston	United States	May 2013
The British School of Chicago	United States	May 2013
The British American School of Charlotte	United States	May 2013
World Class Learning Academy, New York	United States	May 2013
The British School of Guangzhou	China	July 2013(1)
St. Andrews International School Bangkok	Thailand	August 2013(1)

(1)
Premium schools acquired during the summer months of July and August do not have a significant impact on the current fiscal year results as most school years commence on September 1, which is the first day of the following fiscal year, and revenue and direct teaching costs are not recognized during July and August in line with our accounting policies.

  Increased Focus on Premium Schools

        In fiscal 2012, we made a strategic decision to no longer bid on new learning services contracts and intend to gradually phase out some of our existing contracts. As a result, our premium schools revenue, as a percentage of our total revenue, has grown significantly. In fiscal 2011, 2012 and 2013, revenue from our premium schools represented 72.3%, 84.7% and 91.2%, respectively, of our total revenue. In fiscal 2013, other revenue, which is predominantly revenue from learning services, accounted for 7.8% of our pro forma revenue and contributed 5.8% of our pro forma Adjusted EBITDA (before the allocation of central and regional costs). In the three years ended August 31, 2013, we acquired 18 schools in Switzerland, China, Thailand, the United States, Qatar and Spain and have expanded capacity at our schools in China, ME/SEA and Europe. We expect to further expand our network of premium schools and increase capacity at existing schools.

  Macroeconomic Conditions

        The results of our operations are indirectly affected by general economic conditions in each of the countries in which we operate, which may influence the demand for premium schools education and the tuition fees we are able to charge at our schools. As a result of the importance parents place on education in the markets in which we operate and the relative resilience shown by expatriate flows during difficult economic conditions, we believe our revenue and profitability are resilient to fluctuations as a result of macro-economic conditions. We have grown our business significantly since 2008 despite a challenging global economic climate. Total enrollment in our schools has grown at a CAGR of 29% from the end of fiscal 2008 to the end of fiscal 2013, and we have raised our tuition fees by an average of approximately 4-6% over the last three years.

  Currency Translation

        We conduct our business in several major currencies, most notably the Chinese renminbi, Swiss franc, Polish zloty, pound sterling, U.A.E. dirham, Qatari riyal, Euro, Thai baht, Hong Kong dollar and U.S. dollar, while our reporting currency is the U.S. dollar. Prior to our acquisition of WCL Group in May 2013, almost all of our revenue was recorded in currencies other than the U.S. dollar. Fluctuations in exchange rates between the U.S. dollar and our other operating currencies affect the translation of our results and the net assets or liabilities of our overseas entities into U.S. dollars.

        In fiscal 2011, most of our operating currencies strengthened against the U.S. dollar, which positively influenced our results in that period.

        In fiscal 2012, all of our material operating currencies except the Chinese renminbi weakened against the U.S. dollar which negatively influenced our results in that period.

        In fiscal 2013, there was a more mixed impact with the Chinese renminbi, the Polish zloty and Thai baht all strengthening against the US dollar while the British pound and the Swiss franc weakened against the dollar. Overall, the impact of these movements positively influenced our results in that period.

        Substantially all of our revenues and costs are denominated in the local currencies of the countries in which we operate. We recognize translational gains and losses primarily upon the conversion of our foreign currency denominated earnings into U.S. dollars through other comprehensive income.

Principal Components of Our Results of Operations

  Revenue

        Revenue is recognized net of indirect taxes, returns, rebates and discounts. Sales of services which have been invoiced but not yet recognized as revenue are included on the balance sheet as deferred income and accounted for within trade and other payables.

        The following table shows our revenue by geographical region:

	For the year ended August 31,				For the three months ended November 30,
				2013		2012
	2011	2012	2013		2012		2013
				Pro forma		Pro forma
	Actual	Actual	Actual		Actual		Actual
	(in millions of dollars)
Revenue:
China	85.6	111.5	137.7	137.7	38.6	38.6	47.4
Europe(1)	71.4	111.2	115.8	127.6	33.7	37.9	40.0
Middle East/South East Asia	5.9	9.8	33.9	55.2	9.2	15.2	23.0
North America	—	—	7.9	62.2	—	17.6	20.0

Total Premium Schools	162.9	232.5	295.3	382.7	81.5	109.3	130.4

Other	62.3	41.9	28.4	32.3	7.6	8.6	4.7

Total	225.2	274.4	323.7	415.0	89.1	117.9	135.1

(1)
Fiscal 2011 revenue in Europe does not include $29.5 million of revenue from Collège Alpin Beau Soleil, Collège Champittet-Lausanne and Collège Champittet-Nyon that we would have realized had we completed the acquisitions of these schools on September 1, 2010.

  School fee income

        School fee income comprises tuition fees and income from ancillary sources, including registration fees, examinations, school trips, bus transportation and lunch fees. School fee income is generally payable in advance, on or before the first day of each term. We generally recognize school fee income over the ten months of the school terms from September to June. Where we receive fees in advance of more than one term, the income is recognized over the months in the terms for which payment has been made. At a majority of our schools, our terms and conditions require a full term's notice of withdrawal for a refund of prepaid tuition. The final academic term at most of our schools starts in April of each year and historically we have had few requests for refunds.

  Service contracts

        Learning services contract revenue is recognized proportionally as we provide the services under each contract. Some degree of judgment is exercised where contracts have an element of revenue earned based on the delivery of contract milestones. Contract revenue and performance are regularly monitored and any revisions to estimated revenue recognition are recorded in the period in which they are identified.

  Cost of Sales

        Cost of sales primarily represents direct educational expenses and consultancy expenses. Direct educational expenses primarily consist of salary and benefits for school principals, teaching staff and lecturers employed in our schools and the cost of teaching materials, school lunches, bus services and certain after school activities.

        Consultancy expenses include the cost of independent consultants we use in the delivery of our learning services contracts.

  Selling, General and Administrative Expenses

        Our selling, general and administrative expenses consist primarily of compensation and associated expenses for our management, finance, human resources, marketing, education policy and administrative personnel at our corporate headquarters as well as regional teams in China, Europe, ME/SEA and North America. Selling, general and administrative expenses also include compensation and associated costs for our admissions and marketing personnel and other support staff in our schools and outside professional fees, legal fees, audit fees and fees for tax advisory, property costs, including the rent costs of our schools and other corporate expenses. Unrealized foreign exchange gains and losses due primarily to retranslation of currencies on our inter-company balances are also included in our selling, general and administrative expenses but are added back or deducted when calculating our Adjusted EBITDA, as are any gains or losses on the disposal of property, plant and equipment.

  Other Operating Expenses

        Other operating expenses consist primarily of amortization and impairment charges on intangible assets, depreciation expenses and other non-operating expenses.

  Finance Income

        Finance income primarily consists of interest on bank deposits.

  Finance Expenses

        Finance expenses represent interest on borrowings and financial leases, shareholder loan notes and certain other miscellaneous interest costs.

  Income Tax Expense

        Income tax expense consists of corporate income tax in the jurisdictions in which we operate as well as withholding taxes on dividends. Income tax expense also includes a charge or credit for deferred tax. Fluctuations in our effective tax rate are primarily attributed to changes in the operating results of our subsidiaries, which are subject to various tax rates and tax concessions in their respective jurisdictions. See "Taxation."

Critical Accounting Policies

        Critical accounting policies are those that require application of our management's most difficult, subjective or complex judgments often as a need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting the estimate may differ significantly from management's current judgments.

        We have described below the critical accounting policies that our management believes are the most significant judgments and estimates used in the preparation of our consolidated financial statements.

  Revenue Recognition

        Our school year runs from approximately September 1 through to the end of June, with term 1 from September to December, term 2 from January to March and term 3 from April to June. School fees are payable in advance on or before the first day of each term. When fees are invoiced in advance for future months, they are deferred in the balance sheet and released to revenue in the month to which they relate. This policy reflects the profile of our service delivery across the fiscal year. Our direct learning costs are accrued and recognized on a similar basis. As our fiscal year runs from September 1 to August 31, the majority of our earnings from our schools division are recognized over the first 10 months of the year, and on a quarterly basis three-tenths of our school fee income is recognized in each of our first three quarters, and one-tenth of our school fee income is recognized in our final quarter. This results in a significantly reduced operating profit for the fourth quarter compared to our first three quarters, while our indirect teaching costs and other costs are recognized as incurred across each quarter.

        The revenue and costs of our learning services contracts and the costs of our central and regional support teams are recognized over 12 months. A degree of judgment is exercised where contracts have an element of revenue earned based on the delivery of contract milestones. Contract revenue and performance are monitored and any revisions to estimated revenue recognition are recorded in the period in which they are identified.

  Goodwill and Intangible Assets

        For the purpose of assessing impairment, assets are generally grouped into geographic regions as this represents the lowest levels for which there are separately identifiable cash flows. Intangible fixed assets that are not subject to amortization are tested annually for impairment. Goodwill and brand names with indefinite lives are the only intangible assets that are not subjected to amortization. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

        Intangible assets acquired as part of an acquisition of a business are capitalized separately from goodwill if those assets are identifiable and their fair value can be measured reliably. The initial identification of intangible assets requires considerable judgment in respect to the classification of the assets and in the assessment of their life. In addition, when assessing the values of the intangible assets, management is required to exercise judgment in determining the future profitability and cash flows of those assets, royalty rates, life of customer base and the appropriate weighted average cost of capital.

  Pensions

        We maintain three defined benefit plans in the UK and similar arrangements in our schools in Switzerland and Thailand, for which we have recorded a pension liability. This liability is based upon an actuarial valuation that requires a number of assumptions including discount rate, mortality rates and actual returns on plan assets that may necessitate material adjustments to the liability in the future. The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions. Details of the principal actuarial assumptions used in calculating the recognized liability for the plans are given in note 19 of the audited financial statements for fiscal 2013, which is included elsewhere in this prospectus.

  Taxation

        We are subject to income and other taxes in the various jurisdictions in which we operate. Judgments are required in determining the consolidated provision for income and other taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, we recognize tax liabilities for anticipated issues arising from tax audits based on our estimates of whether additional taxes might become due. The amount of such liabilities is based on an assessment of several factors, including experience of previous tax audits and differing interpretations of local tax law. This assessment relies on estimates and assumptions on future possible events and involves a series of complex judgments. To the extent that the final outcome is different from the amounts recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

        The recognition of deferred tax assets is based upon whether it is probable that sufficient and suitable taxable profits will be available in the future against which the reversal of temporary timing differences can be deducted. Where the temporary differences relate to losses, the availability of the losses to offset against future forecast taxable profits is also considered. Recognition therefore involves judgment regarding the future financial performance of the particular legal entity or tax group in which the deferred tax asset has been recognized.

  Share-Based Compensation

        From time to time, we have awarded equity grants to management and other employees based on their level of seniority. The classes of ordinary shares awarded are governed by our articles of association, which provide for compulsory transfers of these shares at our option if the employee concerned leaves our company. We consider the significant terms of the awards to be: (i) the awards vest only on an exit event, which is a listing, liquidation or sale of the company; (ii) the employee must remain in employment with the company at the point of vesting; and (iii) the employee's proportionate shareholding in the company multiplies in accordance with the ratchet provisions based on the internal rate of return to the parent company. Term (i) has been taken into account when determining the fair value of the equity based awards when applying the Black-Scholes option pricing model. At the grant date we estimated the most likely timing of an exit event and used that to determine the expected life to exercise. Term (ii) has not been taken into account in determining the fair value of the equity awards as it is considered to be a non-market performance condition as defined by IFRS 2—'Share-based Payment' and is instead incorporated in our period assessment of the likely number of shares to vest. Term (iii) has been assessed at the grant date and the resulting multiplier has been applied to the output of the pricing model. We awarded 360,145 ordinary shares in fiscal 2011, 222,800 in fiscal 2012, 51,599 shares in fiscal 2013 and 145,000 in the first quarter of fiscal 2014. We expect all equity awards to fully vest upon a listing event, liquidation or sale of our company. Our articles of association provide that the percentage shareholding of management may increase in accordance with a ratchet based on the internal rate of return to Premier Education Holdings. The ratchet will be implemented by the company redeeming certain classes of ordinary shares.

        We have determined the fair value of our equity awards using the Black-Scholes option pricing model, which requires the input of subjective assumptions, including expected lives and the price volatility of the underlying shares.

        In applying the Black-Scholes option pricing model, we have attributed to the ordinary shares awarded in fiscal 2011, fiscal 2012, fiscal 2013 and the first quarter of fiscal 2014 a fair value of $0.5373 per share in fiscal 2011, $5.11 per share in fiscal 2012 and 2013 and $7.59 per share in the first quarter of fiscal 2014. We have applied an EV/EBITDA multiple (enterprise value divided by earnings before interest, tax, depreciation and amortization) by comparison to the average EV/EBITDA multiple of public companies in the education industry. We allocate the resultant equity value (which has been adjusted for third-party debt and current redemption obligations on the preference shares) to ordinary shares on the basis of economic returns as outlined in Note 20 of the financial statements included elsewhere in this prospectus.

        In applying the Black-Scholes option pricing model, we have used the following assumptions:

	Shares issued in the year ended August 31, 2011	Shares issued in the year ended August 31, 2012	Shares issued in the year ended August 31, 2013
Exercise price	$0.016	$0.016	$0.016
Equity price	$0.179	$1.370	$1.370
Volatility	100%	100%	100%
Dividend yield	0%	0%	0%
Risk free interest rate	5%	6%	6%
Expected life to exercise	1.5 years	3 years	3 years
Number of shares exercised	360,145	222,800	51,599

Internal Control over Financial Reporting

        In connection with the preparation and audit of our consolidated financial statements for our fiscal year ended August 31, 2013 included in this prospectus, we and our independent registered public accounting firm identified one significant deficiency in our internal control over financial reporting. The PCAOB defines a "significant deficiency" as a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

        Our significant deficiency regards the number of personnel in our finance team, and our ability to operate appropriate financial reporting review procedures across all of our corporate reporting areas on a timely basis. This significant deficiency has arisen as a result of the rapid development of our corporate activities, which has led to a higher number of technical accounting areas requiring reporting within our financial statements.

        We have taken and will take a number of actions to correct this significant deficiency. We have recently appointed a group financial controller and a head of tax. Additionally, we intend to recruit a senior treasury resource and an additional financial accountant. These resources will enhance our tax, treasury and acquisition accounting.

Results of Operations

        The following table sets forth a summary of our consolidated results of operations for the years indicated. This information should be read together with our consolidated financial statements and related notes and our unaudited pro forma condensed consolidated financial information included elsewhere in this prospectus. Our historical and pro forma results presented below are not necessarily indicative of our results for any future periods.

	For the year ended August 31,
	2011		2012		2013		2013
	Actual		Actual		Actual		Pro forma
	Amount	% of Revenue	Amount	% of Revenue	Amount	% of Revenue	Amount	% of Revenue
							(unaudited)
	(in millions of dollars, except percentages)
Consolidated Income Statement Data:
Revenue	225.2	100.0%	274.4	100.0%	323.7	100.0%	415.0	100.0%
Cost of sales	(105.0)	(46.6)%	(126.5)	(46.1)%	(147.6)	(45.6)%	(189.8)	(45.7)%

Gross profit	120.2	53.4%	147.9	53.9%	176.1	54.4%	225.2	54.3%

Selling, general and administrative expenses(1)	(78.1)	(34.7)%	(84.6)	(30.8)%	(96.0)	(29.7)%	(131.3)	(31.7)%
Depreciation	(7.2)	(3.2)%	(9.9)	(3.6)%	(11.7)	(3.6)%	(16.0)	(3.9)%
Amortization	(2.8)	(1.2)%	(3.5)	(1.3)%	(5.7)	(1.8)%	(8.8)	(2.1)%
Impairment of goodwill	(16.7)	(7.4)%	(10.7)	(3.9)%	—	—	—	—
Exceptional items	(9.4)	(4.2)%	(12.5)	(4.6)%	(17.7)	(5.5)%	(9.1)	(2.2)%

Total selling, general and administrative expenses	(114.2)	(50.7)%	(121.2)	(44.2)%	(131.1)	(40.5)%	(165.2)	(39.8)%

Operating profit	6.0	2.7%	26.7	9.7%	45.0	13.9%	60.0	14.5%
Finance income	10.1	4.5%	2.0	0.7%	2.3	0.7%	2.3	0.6%
Finance expense
- Shareholder loan notes accrued interest	(36.8)	(16.3)%	(25.4)	(9.3)%	—	—	—	—
- Bank loans, notes and overdrafts	(12.9)	(5.7)%	(22.9)	(8.3)%	(50.9)	(15.7)%	(59.3)	(14.3)%
- Other finance expenses	(2.0)	(0.9)%	(1.4)	(0.5)%	(0.4)	(0.1)%	(0.4)	(0.1)%
Total finance expense	(51.7)	(23.0)%	(49.7)	(18.1)%	(51.3)	(15.8)%	(59.7)	(14.4)%

Net financing expense	(41.6)	(18.5)%	(47.7)	(17.4)%	(49.0)	(15.1)%	(57.4)	(13.8)%

(Loss)/Profit before tax	(35.6)	(15.8)%	(21.0)	(7.6)%	(4.0)	(1.2)%	2.6	0.6%
Income tax expense	(12.5)	(5.6)%	(16.4)	(6.0)%	(19.3)	(6.0)%	(18.6)	(4.5)%

Loss for the year	(48.1)	(21.4)%	(37.4)	(13.6)%	(23.3)	(7.2)%	(16.0)	(3.9)%

	For the three months ended November 30,
	2012		2012		2013
	Actual		Pro forma		Actual
	Amount	% of Revenue	Amount	% of Revenue	Amount	% of Revenue
	(unaudited)
	(in millions of dollars, except percentages)
Consolidated Income Statement Data:
Revenue	89.1	100.0%	117.9	100.0%	135.1	100.0%
Cost of sales	(40.7)	(45.7)%	(54.4)	(46.1)%	(61.9)	(45.8)%

Gross profit	48.4	54.3%	63.5	53.9%	73.2	54.2%

Selling, general and administrative expenses(1)	(22.1)	(24.8)%	(29.9)	(25.4)%	(38.2)	(28.3)%
Depreciation	(2.6)	(2.9)%	(4.1)	(3.5)%	(5.3)	(3.9)%
Amortization	(0.9)	(1.0)%	(1.9)	(1.6)%	(2.4)	(1.8)%
Exceptional items	(1.0)	(1.1)%	(1.0)	(0.8)%	(1.6)	(1.2)%

Total selling, general and administrative expenses	(26.6)	(29.8)%	(36.9)	(31.3)%	(47.5)	(35.2)%

Operating profit	21.8	24.5%	26.6	22.5%	25.7	19.0%
Finance income	0.6	0.7%	0.6	0.5%	0.6	0.4%
Finance expense
- Bank loans, notes and overdrafts	(9.5)	(10.7)%	(12.3)	(10.4)%	(16.5)	(12.2)%
- Other finance expenses	(0.1)	(0.1)%	(0.1)	(0.1)%	(0.2)	(0.1)%
Total finance expense	(9.6)	(10.8)%	(12.4)	(10.5)%	(16.7)	(12.3)%

Net financing expense	(9.0)	(10.1)%	(11.8)	(10.0)%	(16.1)	(11.9)%

Profit before tax	12.8	14.4%	14.8	12.5%	9.6	7.1%
Income tax credit/(expense)	(5.5)	(6.2)%	(5.0)	(4.2)%	(6.1)	(4.5)%

Profit for the period	7.3	8.2%	9.8	8.3%	3.5	2.6%

(1)
Excludes depreciation, amortization, impairment of goodwill and exceptional items.

Three months ended November 30, 2013 compared to three months ended November 30, 2012

  Revenue

        Revenue increased 51.6% from $89.1 million in the three months ended November 30, 2012 to $135.1 million in the same period in 2013. The increase was primarily due to higher revenues from our premium schools, partly offset by a decrease in other revenue.

        Revenue from our premium schools increased 60.0% from $81.5 million in the three months ended November 30, 2012 to $130.4 million in the same period in 2013. This increase was primarily due to increases in FTE's and tuition fees and the impact of schools we acquired in Bangkok, Guangzhou, North America, Qatar and Spain. On a pro forma basis, in the three months ended November 30, 2012, if we include the schools we acquired from WCL Group in North America, Qatar and Spain, our premium schools revenue would have increased by 19.3% from $109.3 million in the three months ended November 30, 2012 to $130.4 million in the same period in 2013.

        Other revenue decreased 38.2% from $7.6 million in the three months ended November 30, 2012 to $4.7 million in the same period in 2013. The decrease was due to the completion of certain learning service contracts Abu Dhabi, Saudi Arabia and Malaysia and a reduction in the level of revenues in our remaining UK contracts.

  Cost of Sales

        Cost of sales increased 52.1% from $40.7 million in the three months ended November 30, 2012 to $61.9 million in the same period in 2013. This increase was primarily due to direct costs associated with the number of teachers added as a result of the schools acquired in Bangkok, Guangzhou, North America, Qatar and Spain and the additional direct expenses associated with the increased student numbers at our China schools.

        This cost of sales increase for our premium schools was partly offset by a decrease in the cost of sales associated with learning services contracts completed during the period, which reduced the number of consultants we employed.

  Gross Profit

        Gross profit increased 51.2% from $48.4 million in the three months ended November 30, 2012 to $73.2 million in the same period in 2013 resulting in a gross profit margin of 54.3% in the three months ended November 30, 2012 compared to a largely unchanged margin of 54.2% in the same period in 2013.

  Selling, General and Administrative Expenses

        Our selling, general and administrative expenses increased by 72.9% from $22.1 million in the three months ended November 30, 2012 to $38.2 million in the same period in 2013. Our selling, general and administrative expenses in the three months ended November 30, 2013 include a foreign exchange loss of $2.1 million. Excluding this loss, the management fee of $0.5 million (nil charge in the three months ended November 30, 2012) paid to Premier Education Holdings in the three months ended November 30, 2013 and a foreign exchange gain of $0.5 million in the three months ended November 30, 2012, the increase in selling, general and administrative expenses would have been 57.5%, which is more in line with the revenue increase of 51.6%. The increase in selling, general and administrative expenses is primarily due to the additional costs associated with the schools acquired in Bangkok, Guangzhou, North America, Qatar and Spain.

  Other Operating Expenses

        Our other operating expenses increased 106.7% from $4.5 million in the three months ended November 30, 2012 to $9.3 million in the same period in 2013. This increase resulted from a rise in our depreciation and amortization charges of $2.7 million and $1.5 million, respectively, due to the acquisition of our schools in Bangkok, Guangzhou, North America, Qatar and Spain, plus an increase in exceptional expenses from $1.0 million in the three months ended November 30, 2012 to $1.6 million in the same period in 2013. Exceptional expenses in the three months ended November 30, 2013 primarily relate to costs incurred in acquiring and integrating the schools acquired during fiscal 2013. Exceptional expenses in the three months ended November 30, 2012 primarily relate to costs incurred in integrating the school acquired in Thailand.

  Finance Income

        Finance income was unchanged at $0.6 million for the three months ended November 30, 2012 and the same period in 2013 and reflects bank interest earned on our cash balances.

  Finance Expense

        Our finance expenses increased 74.0% from $9.6 million in the three months ended November 30, 2012 to $16.7 million in the same period in 2013, reflecting the additional interest expense from the additional $165 million of Nord Anglia Education (UK) Holdings plc's senior secured notes issued on July 3, 2013 to refinance the WCL acquisition plus the issuance of $150 million of our 8.50%/9.50% PIK toggle notes on February 8, 2013.

  Income Tax Expense

        Our income tax expense increased from $5.5 million in the three months ended November 30, 2012 to $6.1 million in the same period in 2013.

  Profit for the Period

        As a result of the foregoing, our profit for the period decreased from $7.3 million in the three months ended November 30, 2012 to $3.5 million in the same period in 2013.

  Adjusted EBITDA

        Our Adjusted EBITDA increased 50.6% from $25.7 million in the three months ended November 30, 2012 to $38.7 million in the same period in 2013 and Adjusted EBITDA as a percentage of revenue was 28.8% in the three months ended November 30, 2012 compared to 28.6% for the same period in 2013. The decrease in the margin was primarily due to the effect of lower margins of schools we acquired in Bangkok, Guangzhou, North America, Qatar and Spain compared to the average of our schools' margins before these acquisitions. This was partly offset by synergies achieved on these acquisitions, primarily relating to the costs of the head office of WCL Group in the UK which was closed in December 2013.

        Our pro forma Adjusted EBITDA for the three months ended November 30, 2012 was $32.6 million, which was 27.7% of revenue. Our Adjusted EBITDA of $38.7 million in the three months ended November 30, 2013 represents an increase of 18.7% over our pro-forma Adjusted EBITDA in the three months ended November 30, 2012.

Year ended August 31, 2013 compared to year ended August 31, 2012

  Revenue

        Revenue increased 17.9% from $274.4 million in fiscal 2012 to $323.7 million in fiscal 2013. The rise was due to increased revenue from premium schools, partly offset by a decrease in other revenue.

        Revenue from our premium schools increased 27.0% from $232.5 million in fiscal 2012 to $295.3 million in fiscal 2013. This increase was primarily due to increases in FTEs and tuition fees, with $17.2 million the result of the full-year impact of revenue from a premium school we acquired in Pattaya, Thailand, and $13.4 million from the partial year impact of schools we acquired through our acquisition of WCL Group.

        Other revenue decreased 32.2% from $41.9 million in fiscal 2012 to $28.4 million in fiscal 2013. This decrease was largely due to the completion of learning services contracts in Malaysia, Abu Dhabi and the UK. In September 2013, we completed a learning services contract with an annual contract value of approximately $12 million.

        Our pro forma revenue in fiscal 2013 was $415.0 million. Our pro forma revenue in 2013 represents an increase of 51.2% over our fiscal 2012 revenue of $274.4 million.

  Cost of Sales

        Cost of sales increased by 16.7% from $126.5 million in fiscal 2012 to $147.6 million in fiscal 2013. This increase was primarily due to direct costs of $8.4 million associated with costs added as a result of the acquisition of premium schools in Thailand, direct costs of $5.4 million associated with teachers added as a result of our acqusition of WCL Group, and the additional direct expenses associated with the increased student numbers at our China schools.

        This cost of sales increase was partially offset by a decrease in the cost of sales associated with learning services due to the completion of certain contracts, which reduced the number of consultants employed by us.

  Gross Profit

        Our gross profit increased 19.0% from $147.9 million in fiscal 2012 to $176.1 million in fiscal 2013 resulting in a gross profit margin of 53.9% in fiscal 2012 and 54.4% in fiscal 2013. The slight increase in our gross profit margin was mainly due to the decrease in the contribution of the lower margin learning services business from fiscal 2012 to fiscal 2013.

  Selling, General and Administrative Expenses

        Our selling, general and administrative expenses increased by 13.5% from $84.6 million in fiscal 2012 to $96.0 million in fiscal 2013. This increase was primarily due to management fees of $3.3 million paid to Premier Education Holdings in fiscal 2013 which were not charged in fiscal 2012 and an increase in operating lease rental costs from $27.6 million in fiscal 2012 to $31.9 million in fiscal 2013, $0.8 million of which resulted from the acquisition of our school in Thailand, and $2.5 million of which resulted from our acquisition of WCL Group. Following the offering and the Refinancing, we intend to terminate our professional services and consultancy agreement with Premier Education Holdings and pay a termination fee of $15.0 million. See "Related Party Transactions—Relationship with Baring Private Equity Asia." In addition, there was a foreign exchange loss of $4.6 million in fiscal 2012 compared to a foreign exchange gain of $4.0 million in fiscal 2013. Finally, the last quarter of fiscal 2013 includes legacy head office costs of WCL Group because post-acquisition streamlining of corporate operations had not yet been completed in that quarter.

  Other Operating Expenses

        Our other operating expenses decreased from $36.6 million in fiscal 2012 to $35.1 million in fiscal 2013. There was no goodwill impairment charge in fiscal 2013 as the remaining goodwill against learning services was written-off in fiscal 2012, resulting in a decrease in impairment of goodwill of $10.7 million. This decrease was partially offset by increased amortization charges of $2.2 million due to the impact of acquisitions made at the end of fiscal 2012, an increase in depreciation of $1.8 million due mainly to the acquisition of our school in Pattaya, Thailand and an increase in exceptional items of $5.2 million in fiscal 2013. Exceptional items in both fiscal 2012 and fiscal 2013 primarily relate to the costs of acquiring schools, including associated transaction and integration costs and in fiscal 2012 a transaction management fee paid to Baring Private Equity Asia associated with the notes issuance in that fiscal year.

  Finance Income

        Finance income was $2.0 million in fiscal 2012 and $2.3 million in fiscal 2013 and was comprised primarily of interest on bank deposits.

  Finance Expenses

        Our finance expenses increased 3.2% from $49.7 million in fiscal 2012 to $51.3 million in fiscal 2013 due to the higher interest expense on Nord Anglia Education (UK) Holdings plc's senior secured notes ($325 million of senior secured notes were issued on March 28, 2012 and $165 million additional senior secured notes were issued on July 3, 2013) and our 8.50%/9.50% PIK toggle notes ($150 million PIK toggle notes were issued on February 8, 2013) compared to the interest expense on a bank facility which was repaid in full in March 2012. The increase in interest expense was partially offset by the reduced interest on shareholder loan notes following the redemption of all outstanding shareholder loan notes during fiscal 2012.

  Income Tax Expense

        Our income tax expense increased from $16.4 million in fiscal 2012 to $19.3 million in fiscal 2013, primarily due to tax payable on higher profits in China.

  Loss for the Year

        As a result of the foregoing, our loss for the year reduced from $37.4 million in fiscal 2012 to $23.3 million in fiscal 2013.

  Adjusted EBITDA

        Our Adjusted EBITDA increased 13.3% from $70.2 million in fiscal 2012 to $79.5 million for fiscal 2013 and Adjusted EBITDA as a percentage of revenue decreased from 25.6% in fiscal 2012 to 24.6% for fiscal 2013. The decrease in the margin was primarily due to the effect of the lower margins of the schools we acquired in Thailand, North America, Qatar and Spain, which was partially offset by increased enrollment in our Chinese schools and increased tuition fees.

        Our pro forma Adjusted EBITDA in fiscal 2013 was $103.4 million, which represents an increase of 47.3% over our fiscal 2012 Adjusted EBITDA of $70.2 million, primarily due to the completion of the WCL Group acquisition.

        See "Selected Consolidated Historical Financial Data."

Year ended August 31, 2012 compared to year ended August 31, 2011

  Revenue

        Revenue increased 21.9% from $225.2 million in fiscal 2011 to $274.4 million in fiscal 2012. The rise was due to increased revenue from premium schools, partly offset by a decrease in other revenue.

        Revenue from our premium schools increased 42.7% from $162.9 million in fiscal 2011 to $232.5 million in fiscal 2012. This increase was primarily due to the full-year contribution of our four schools in Switzerland, increased enrollment at our schools in Abu Dhabi, Beijing and Shanghai and increased tuition fees across our schools.

        Other revenue decreased 32.7% from $62.3 million in fiscal 2011 to $41.9 million in fiscal 2012. This decrease was largely due to the completion of learning services contracts in Abu Dhabi and the UK and a reduction in the revenues on our contract in Saudi Arabia.

  Cost of Sales

        Cost of sales increased by 20.5% from $105.0 million in fiscal 2011 to $126.5 million in fiscal 2012. This increase was primarily due to the number of teachers added as a result of the acquisition of our four schools in Switzerland and the additional direct costs associated with the increased student numbers at our Abu Dhabi, Beijing and Shanghai schools.

        This cost of sales increase was partially offset by a decrease in the cost of sales associated with learning services due to the completion of certain contracts, which reduced the number of consultants employed by us.

  Gross Profit

        Our gross profit increased 23.1% from $120.2 million in fiscal 2011 to $147.9 million in fiscal 2012 resulting in a gross profit margin of 53.4% in fiscal 2011 and 53.9% in fiscal 2012. The increase in our gross profit margin was mainly due to our higher margin schools being a greater percentage of the total in fiscal 2012, compared to the prior year.

  Selling, General and Administrative Expenses

        Our selling, general and administrative expenses increased by 8.3% from $78.1 million in fiscal 2011 to $84.6 million in fiscal 2012. This increase was primarily due to a foreign exchange gain of $3.5 million for fiscal 2011 compared to a foreign exchange loss of $4.6 million (primarily due to unrealized foreign exchange losses on intercompany loans) in fiscal 2012, the inclusion of the selling, general and administrative expenses of our premium schools in Switzerland for the whole of fiscal 2012 and additional expenses (mainly rent) associated with the capacity expansion of our Shanghai Puxi school over the summer of 2011.

  Other Operating Expenses

        Our other operating expenses increased from $36.1 million in fiscal 2011 to $36.6 million in fiscal 2012. This was mainly due to an increase in amortization charges of $0.7 million, an increase in depreciation of $2.7 million due mainly to the acquisition of our premium schools in Switzerland and an increase in exceptional expenses of $3.1 million, partially offset by a decrease in goodwill impairment charges of $6.0 million related to the write-off of goodwill allocated against our learning services business. The exceptional items charged in fiscal 2011 of $9.4 million were primarily due to the cost of relocating our head office to Hong Kong from the UK while the exceptional items in fiscal 2012 of $12.5 million were primarily due to the costs related to the acquisition of schools in that year including associated transaction and integration costs and a transaction management fee paid to Baring Private Equity Asia associated with the notes issuance in fiscal 2012.

  Finance Income

        Finance income of $10.1 million for fiscal 2011 included a $9.5 million foreign exchange gain recognized on movements in our borrowings denominated in US dollars. Finance income for fiscal 2012 of $2.0 million primarily relates to interest on bank deposits.

  Finance Expenses

        Our finance expenses decreased 3.9% from $51.7 million in fiscal 2011 to $49.7 million in fiscal 2012 mainly due to the reduced interest on the shareholder loan notes of $11.4 million ($36.8 million charge in fiscal 2011 compared to $25.4 million in fiscal 2012) following the redemption of all outstanding shareholder loan notes during fiscal 2012. This saving was partly offset by the higher outstanding amount under Nord Anglia Education (UK) Holdings plc's senior secured notes issued on March 28, 2012 and the higher interest charged on the notes compared to the previous bank facility.

  Income Tax Expense

        Our income tax expense increased from $12.5 million in fiscal 2011 to $16.4 million in fiscal 2012, primarily due to tax associated with the increased profits in China.

  Loss for the Year

        As a result of the foregoing, our loss for the year reduced from $48.1 million in fiscal 2011 to $37.4 million in fiscal 2012.

  Adjusted EBITDA

        Our Adjusted EBITDA increased 46.5% from $47.9 million in fiscal 2011 to $70.2 million for fiscal 2012 and Adjusted EBITDA as a percentage of revenue increased from 21.3% in fiscal 2011 to 25.6% for fiscal 2012. This improvement was primarily due to increased enrollment which filled existing capacity and increased tuition fees and our higher margin schools in China being a greater percentage of the total for fiscal 2012 compared to fiscal 2011. See "Selected Consolidated Historical Financial Data."

Selected Quarterly Results of Operations

        The following table sets forth our unaudited consolidated quarterly results of operations for each of the nine quarters in the period from September 1, 2011 to November 30, 2013. You should read the following table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. The unaudited consolidated financial data includes all adjustments that we consider necessary for a fair statement of our financial position and operating results for the quarters presented.

	Three months ended
	November 30, 2011	February 29, 2012	May 31, 2012	August 31, 2012	November 30, 2012	February 28, 2013	May 31, 2013	August 31, 2013	November 30, 2013
	(unaudited) (in millions of dollars)
Consolidated Income Statement Data:
Revenue	78.7	78.8	80.4	36.5	89.1	89.5	89.4	55.7	135.1
Cost of Sales	(36.4)	(36.7)	(35.5)	(17.9)	(40.7)	(41.8)	(41.0)	(24.1)	(61.9)

Gross Profit	42.3	42.1	44.9	18.6	48.4	47.7	48.4	31.6	73.2
Selling, general and administrative expenses(1)	(23.8)	(20.2)	(22.1)	(18.5)	(22.1)	(24.0)	(22.8)	(27.1)	(38.2)
Depreciation	(2.0)	(3.1)	(2.2)	(2.6)	(2.6)	(2.4)	(2.4)	(4.3)	(5.3)
Amortization	(0.8)	(0.9)	(0.9)	(0.9)	(0.9)	(1.0)	(0.9)	(2.9)	(2.4)
Impairment of goodwill	—	—	(10.7)	—	—	—	—	—	—
Exceptional items	(1.9)	(1.1)	(8.2)	(1.3)	(1.0)	(1.7)	(2.9)	(12.1)	(1.6)

Total selling, general and administrative Expenses	(28.5)	(25.3)	(44.1)	(23.3)	(26.6)	(29.1)	(29.0)	(46.4)	(47.5)
Operating profit/(loss)	13.8	16.8	0.8	(4.7)	21.8	18.6	19.4	(14.8)	25.7
Finance income	1.2	0.4	0.3	0.1	0.6	0.6	0.4	0.7	0.6
Finance expense	(14.2)	(14.3)	(11.9)	(9.3)	(9.6)	(11.0)	(16.5)	(14.2)	(16.7)

Profit/(loss) before tax	0.8	2.9	(10.8)	(13.9)	12.8	8.2	3.3	(28.3)	9.6
Income tax	0.6	2.3	(8.4)	(10.9)	(5.5)	(6.8)	(6.4)	(0.6)	(6.1)

Profit/(loss) for the period	1.4	5.2	(19.2)	(24.8)	7.3	1.4	(3.1)	(28.9)	3.5

Adjusted EBITDA(2)	22.3	22.9	23.3	1.7	25.7	25.8	27.7	0.3	38.7

(1)
Excludes depreciation, amortization, impairment of goodwill and exceptional items.

(2)
The following table presents a reconciliation of Adjusted EBITDA for each of the periods indicated. See "Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial and Operating Data" for more information about the adjustments.

	Three months ended
	November 30, 2011	February 29, 2012	May 31, 2012	August 31, 2012	November 30, 2012	February 28, 2013	May 31, 2013	August 31, 2013	November 30, 2013
	(unaudited) (in millions of dollars)
Profit/(loss) for the period	1.4	5.2	(19.2)	(24.8)	7.3	1.4	(3.1)	(28.9)	3.5
Income tax expense/(credit)	(0.6)	(2.3)	8.4	10.9	5.5	6.8	6.4	0.6	6.1
Net financing expense	13.0	13.9	11.6	9.2	9.0	10.4	16.1	13.5	16.1
Exceptional items	1.9	1.1	8.2	1.3	1.0	1.7	2.9	12.1	1.6
Impairment of goodwill	—	—	10.7	—	—	—	—	—	—
Amortization	0.8	0.9	0.9	0.9	0.9	1.0	0.9	2.9	2.4
Depreciation	2.0	3.1	2.2	2.6	2.6	2.4	2.4	4.3	5.3

EBITDA	18.5	21.9	22.8	0.1	26.3	23.7	25.6	4.5	35.0

Loss on disposal of plant, property and equipment	—	0.1	0.2	—	—	0.1	—	0.0	—
Exchange loss/(gain)	3.2	0.7	(0.4)	1.1	(0.5)	(0.3)	1.5	(4.7)	2.1
Pre-acquisition and corporate structuring costs	0.3	—	0.3	—	—	—	—	—	—
Write-off of management charges to a related party	—	—	—	—	—	—	—	—	—
Share based payments	0.1	0.2	0.1	0.2	0.0	—	—	0.1	1.1
Management fees	—	—	—	—	—	2.3	0.6	0.4	0.5
Others	0.2	—	0.3	0.3	(0.1)	(0.0)	0.0	0.0	0.0

Adjusted EBITDA	22.3	22.9	23.3	1.7	25.7	25.8	27.7	0.3	38.7

Liquidity and Capital Resources

        The following table sets forth certain information relating to our historical cash flows:

	For the year ended August 31,			For the three months ended November 30,
	2011	2012	2013	2012	2013
	(in millions of dollars)
Net cash from/(used in) operating activities	29.9	51.7	12.3	(28.4)	(41.1)

Net cash used in investing activities	(13.8)	(27.9)	(262.4)	(4.3)	(9.6)
Net cash from/(used in) financing activities	(16.0)	(2.2)	307.9	14.7	7.3

Net increase/(decrease) in cash and cash equivalents	0.1	21.6	57.8	(18.0)	(43.4)
Cash and cash equivalents at beginning of period	82.9	89.2	108.5	108.5	171.1
Exchange gains/(losses) on cash and cash equivalent	6.2	(2.3)	4.8	4.4	3.7

Cash and cash equivalents at end of period	89.2	108.5	171.1	94.9	131.4

        Our on-going operations require the availability of cash to service debt, fund working capital needs, fund maintenance and capacity-expansion capital expenditure and expenses associated with the acquisition of schools (if any).

        We believe that our operating cash flows, proceeds from this offering and available amounts under our senior secured revolving credit facility will be sufficient to fund our working capital requirements, anticipated capital expenditures and debt service requirements for the next 12 months.

  Cash Flows From/(Used in) Operating Activities

        Net cash used in operating activities was $41.1 million for the three months ended November 30, 2013, primarily due to an operating profit before tax and non-cash expenses of $33.7 million offset by a cash outflow from working capital changes of $44.2 million, tax paid of $4.7 million and interest paid of $25.9 million. This represents an increase of $12.7 million from the $28.4 million used in the three months ended November 30, 2012. The main reasons for the increase in net cash used in operations was an increase in interest paid of $8.5 million and an increase in tax paid of $1.8 million.

        Net cash generated from operating activities was $12.3 million in fiscal 2013, primarily due to an operating profit before tax and non-cash expenses of $65.4 million and a cash inflow from working capital changes of $18.2 million, offset by tax paid of $25.5 million and interest paid of $45.8 million. This represents a decrease of $39.4 million from the $51.7 million generated in fiscal 2012. The main reason for the deterioration in net cash generated from operations was an increase in interest paid of $39.0 million and an increase in tax paid of $9.6 million, partly offset by an increase in working capital inflows in fiscal 2013.

        Net cash generated from operating activities was $51.7 million in fiscal 2012, primarily due to an operating profit before tax and non-cash expenses of $59.3 million and a cash inflow from working capital changes of $15.1 million, partly offset by tax paid of $15.9 million and interest paid of $6.8 million. This represents an increase of $21.8 million from the $29.9 million generated in fiscal 2011. The main reason for the improvement in net cash generated from operations was the growth in FTEs and hence revenue and cash from our premium schools and a reduction in interest paid ($4.1 million), which was partly offset by an increase in tax paid ($2.0 million).

        Net cash generated from operating activities was $29.9 million in fiscal 2011. This was primarily due to an operating profit before tax and non-cash expenses of $34.8 million and cash inflow from working capital changes of $19.9 million offset by interest paid of $10.9 million and tax paid of $13.9 million.

  Cash Flows Used in Investing Activities

        Net cash used in investing activities for the three months ended November 30, 2013 was $9.6 million which was due to capital expenditure of $10.1 million offset by interest received of $0.5 million. This represents an increase of $5.3 million from the $4.3 million used in the three months ended November 30, 2012. The increase is primarily the result of an additional $5.2 million of capital expenditure compared to the three months ended November 30, 2012. Of this increase in capital expenditure, $3.4 million relates to assets under construction and reflects expenditure incurred at our greenfield schools in Hong Kong and Dubai as well as planned capacity increases at our Houston and Doha schools. The rest of the increase largely reflects increased maintenance capital expenditure costs of our larger school network following our acquisition of the WCL Group schools in North America, Qatar and Spain.

        Net cash used in investing activities was $262.4 million in fiscal 2013. This was primarily due to the cash used in the acquisition of the WCL Group ($134.6 million) and the schools in Guangzhou ($26.8 million) and Bangkok ($12.8 million) offset by cash acquired with these schools of $27.6 million,

$6.2 million and $1.6 million, respectively. Additionally, as part of our acquisition of WCL Group, we repaid $98.2 million of WCL Group's third-party bank debt and shareholder loan notes. Capital expenditure in the year was $23.9 million, an increase of $12.6 million over fiscal 2012. This increase reflects expansion projects in our China, Central European and Houston premium schools as well as the significant increase in the size of the premium schools estate.

        Net cash used in investing activities was $27.9 million for fiscal 2012. This was due to the cash used in the acquisition of the La Côte International School ($3.9 million) and Regents International School Pattaya, Thailand ($22.1 million) offset by cash acquired on these schools of $2.9 million and $5.4 million respectively and capital expenditure of $11.3 million.

        Net cash used in investing activities was $13.8 million in fiscal 2011. This was primarily due to the acquisition of property, plant and equipment of $14.0 million related to the expansion of our schools in Shanghai—Puxi, Bratislava, Budapest and property, plant and equipment expenditure.

  Cash Flows From/(Used in) Financing Activities

        Net cash from financing activities for the three months ended November 30, 2013 was $7.3 million, a decrease of $7.4 million from the $14.7 million generated in the three months ended November 30, 2012. The main reason for the decrease in net cash generated from financing was due to the repayment of borrowings of $8.7 million offset by $1.0 million of debentures issued for our new school in Hong Kong.

        Net cash from financing activities was $307.9 million in fiscal 2013. This was primarily due to proceeds of $140.0 million from the issue of share capital to fund the acquisition of WCL Group and the issuance of our $150.0 million of 8.50%/9.50% PIK Toggle Notes due 2018. In addition, Nord Anglia Education (UK) Holdings plc issued a further $165.0 million of 10.25% senior secured notes due 2017 to partially refinance the acquisition of WCL Group and our premium schools in Bangkok and Guangzhou.

        Net cash used in financing activities was $2.2 million in fiscal 2012, This was primarily due to proceeds from new loans ($25.7 million) and the payment of borrowing expenses primarily related to the issuance of Nord Anglia Education (UK) Holdings plc's 10.25% senior secured notes due 2017 ($26.0 million).

        Net cash used in financing activities was $16.0 million in fiscal 2011. This was primarily due to the repayment of borrowings of $50.7 million which was partially offset by the proceeds from new loans of $18.0 million, proceeds from the issuance of new shareholder loan notes of $7.4 million, proceeds of $4.4 million from Collège Champittet SA through adjusting trading balances as part of our management of the school on behalf of Premier Education Holdings and the proceeds from the issuance of equity of $4.9 million.

Debt

        As of November 30, 2013, we had outstanding debt of $658.3 million, of which $492.7 million was due under Nord Anglia Education (UK) Holdings plc's 10.25% senior secured notes due 2017 (the "PLC Notes") and $145.3 million was due under our 8.50%/9.50% senior PIK toggle notes due 2018 (the "PIK Notes"). As of November 30, 2013, there was $15.0 million outstanding under Nord Anglia Education (UK) Holdings plc's senior secured revolving credit facility.

  Senior Secured Revolving Credit Facilities

        Nord Anglia Education (UK) Holdings plc entered into the senior secured revolving credit facility with Barclays Bank PLC on March 21, 2012. The revolving credit facility provided for borrowings up to an aggregate of $20.0 million but allowed for subsequent increases (by the existing lenders or by acceding new lenders) by up to a further $20.0 million. On July 23, 2012, Barclays Bank PLC increased its commitment under the revolving credit facility from $20.0 million to $30.0 million, and on March 28, 2013, Barclays Bank PLC increased its commitment from $30.0 million to $40.0 million. On January 13, 2014, Barclays Bank PLC transferred its commitments under the facility to HSBC Bank PLC. Loans may be borrowed, repaid and re-borrowed at any time.

        The revolving credit facility matures on the earlier of the fifth anniversary of the date of its signing and the date falling six months prior to the maturity date of the PLC Notes. Borrowings must be repaid in full on or prior to maturity.

        Borrowings under the revolving credit facility bear interest at LIBOR/EURIBOR plus an applicable margin. The applicable margin is 4.25% per annum, except that if no event of default has occurred and is continuing, the applicable margin is based on total net leverage ratio (as defined in the revolving credit facility agreement) as set forth below:

Total net leverage ratio (as defined in the revolving credit facility agreement)	Margin (%) per annum
Greater than 4:1	4.25
Greater than 3.5:1 but less than or equal to 4:1	3.75
Less than or equal to 3.5:1	3.25

        As of November 30, 2013, the applicable margin was 3.25% per annum.

        The revolving credit facility is guaranteed by substantially the same guarantors that guarantee the PLC Notes and is secured by substantially the same collateral as the PLC Notes. See "—PLC Notes" below.

        On January 13, 2014, Nord Anglia Education (UK) Holdings plc entered into a new senior secured revolving credit facility with The Hongkong and Shanghai Banking Corporation Limited. The new revolving credit facility provides for borrowings of up to $20 million. The new facility cannot be drawn down unless the revolving credit facility described above is fully utilized. Loans may be repaid at any time.

        The new facility matures on the earlier of the third anniversary of the date of its signing and the date falling six months prior to the maturity date of the PLC Notes. Borrowings must be repaid in full on or prior to maturity.

        Borrowings under the new facility initially bear interest at LIBOR/EURIBOR plus an applicable margin of 4.25% per annum. Beginning January 12, 2015, if no event of default has occurred and is continuing, the applicable margin will be based on total net leverage ratio (as defined in the new revolving credit facility agreement) as set forth in the table above.

        The new revolving credit facility is guaranteed by substantially the same guarantors that guarantee the PLC Notes and is secured by substantially the same collateral as the PLC Notes.

        Upon the completion of this offering, we expect to refinance our revolving credit facilities with a new $75.0 million senior secured revolving credit facility. We expect the terms of the new revolving credit facility to include the following:

    •
    initial margin percentages of            % per annum for base rate loans and            % per annum for LIBOR rate loans; and

    •
    maturity date in 2019.

        We expect that the new revolving credit facility will be guaranteed by substantially the same guarantors that guarantee the PLC Notes and secured by substantially the same collateral as the PLC Notes.

  PLC Notes

        On March 28, 2012, Nord Anglia Education (UK) Holdings plc entered into an indenture (the "PLC Indenture") pursuant to which Nord Anglia Education (UK) Holdings plc issued $325.0 million principal amount of PLC Notes. On July 3, 2013, Nord Anglia Education (UK) Holdings plc issued $165.0 million of additional notes under the PLC Indenture.

        The PLC Notes are guaranteed by certain subsidiaries of Nord Anglia Education (UK) Holdings plc (the "PLC Guarantors") other than those organized under the laws of the PRC and certain other subsidiaries specified in the PLC Indenture. The PLC Notes are secured by pledges over shares of capital stock of certain subsidiaries of Nord Anglia Education (UK) Holdings plc, pledges over bank accounts of certain PLC Guarantors, fixed and floating charges over the business assets of certain PLC Guarantors and assignments in respect of certain insurance policies, contracts or claims of certain PLC Guarantors.

        At any time prior to April 1, 2015, Nord Anglia Education (UK) Holdings plc may, subject to certain exceptions, on any one or more occasions, redeem up to 35% of the aggregate principal amount of the PLC Notes at a redemption price of 110.25% of their principal amount, plus accrued and unpaid interest to the redemption date, with the net proceeds of certain equity offerings.

        At any time prior to April 1, 2015, Nord Anglia Education (UK) Holdings plc may, on any one or more occasions, at its option redeem all or part of the PLC Notes, at a redemption price equal to 100% of the principal amount of the PLC Notes, plus an applicable redemption premium, as defined in the PLC Indenture, and accrued and unpaid interest to the redemption date.

        At any time on or after April 1, 2015 and prior to maturity, Nord Anglia Education (UK) Holdings plc may on any one or more occasions at its option redeem all or part of the Notes, subject to certain conditions, at the redemption prices set forth below, plus accrued and unpaid interest and additional amounts, if any, to the redemption date.

Year Commencing	Redemption Price
April 15, 2015	105.125%
April 15, 2016 and thereafter	100.000%

        Nord Anglia Education (UK) Holdings plc may redeem all, but not less than all, of the PLC Notes at a redemption price equal to 100% of the principal amount of the PLC Notes outstanding plus accrued and unpaid interest and additional amounts, if any, upon the occurrence of certain changes in applicable tax law.

  PIK Notes

        On February 8, 2013, we entered into an indenture (the "PIK Indenture") pursuant to which we issued $150.0 million principal amount of the PIK Notes. We may elect to pay interest on the PIK Notes, at our option: entirely in cash ("Cash Interest"), entirely by increasing the principal amount of the Notes or issuing new Notes ("PIK Interest") or with a 25%/75%, 50%/50% or 75%/25% combination of Cash Interest and PIK Interest.

        The PIK Notes are unsecured and are not guaranteed.

        At any time prior to February 15, 2015, we may, subject to certain exceptions, on any one or more occasions, redeem up to 35% of the aggregate principal amount of the PIK Notes at a redemption price of 108.50% of their principal amount, plus accrued and unpaid interest to the redemption date, with the net proceeds of certain equity offerings.

        At any time prior to February 15, 2015, we may, on any one or more occasions, at our option redeem all or part of the PIK Notes, at a redemption price equal to 100% of the principal amount of the PIK Notes, plus an applicable redemption premium, as defined in the PIK Indenture, and accrued and unpaid interest to the redemption date.

        At any time on or after February 15, 2015 and prior to maturity, we may on any one or more occasions at our option redeem all or part of the Notes, subject to certain conditions, at the redemption prices set forth below, plus accrued and unpaid interest and additional amounts, if any, to the redemption date.

Year Commencing	Redemption Price
February 15, 2015	103.00%
February 15, 2016	101.00%
February 15, 2017 and thereafter	100.00%

        We may redeem all, but not less than all, of the PIK Notes at a redemption price equal to 100% of the principal amount of the PIK Notes outstanding plus accrued and unpaid interest and additional amounts, if any, upon the occurrence of certain changes in applicable tax law.

  Refinancing of Notes

        Concurrently with the completion of this offering, we expect to enter into a $             million senior secured term loan credit facility. The borrower under the new credit facility will be a newly formed U.S. domestic limited liability company that will be wholly owned by us. Upon the completion of this offering, we intend to use the proceeds of this offering and borrowings under the new credit facility to refinance our notes and to pay fees and expenses in connection with such refinancing.

        We expect the terms of the new credit facility to include the following:

    •
    applicable margin percentages of            % per annum for base rate loans and            % per annum for LIBOR rate loans, provided that LIBOR may not be lower than            %; and

    •
    maturity date in 2021.

        We expect that the new credit facility will be guaranteed by substantially the same guarantors that guarantee the PLC Notes and secured by substantially the same collateral that secures the PLC Notes.

        We expect that the new credit facility will contain a number of covenants that, among other things and subject to certain exceptions, may restrict our ability to:

    •
    incur additional debt;

    •
    pay dividends or make other distributions or repurchase or redeem our shares;

    •
    make investments;

    •
    sell assets, including capital stock of subsidiaries;

    •
    enter into agreements restricting our subsidiaries' ability to pay dividends;

    •
    consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

    •
    enter into sale and leaseback transactions;

    •
    enter into transactions with our affiliates; and

    •
    incur liens.

        We expect that the credit agreement governing the new credit facility will contain certain customary affirmative covenants and events of default.

        Based on the foregoing estimated terms, and assuming that the $             million term loan facility is fully drawn, a 0.125% change in our interest rate would result in a $             million change in annual interest expense under the new credit facility (subject to our base rate and LIBOR floors, as applicable).

        The terms of the new credit facility have not been finalized and the participating lenders have not been identified. We cannot assure you that we will consummate the new credit facility on the terms described above or at all. While we intend to refinance our notes in connection with this offering, if we are unable to enter into a new credit facility on acceptable terms, the notes that remain outstanding after application of the net proceeds from this offering as described under "Use of Proceeds" will remain outstanding in accordance with the agreements governing the notes.

Capital Expenditures

        Our capital expenditures were $14.0 million, $11.3 million and $23.9 million in fiscal 2011, 2012 and 2013, respectively. Our capital expenditures were primarily related to capacity expansion and maintenance. Our maintenance capital expenditures were $5.9 million, $6.4 million and $10.8 million in fiscal 2011, 2012 and 2013, respectively. We fund our capital expenditures primarily by cash generated from our operations, sale of shares, borrowings from commercial banks and the issuance of debt securities. We expect to fund future capital expenditures primarily by cash generated from operating and financing activities.

Contractual Obligations

        The following table sets forth our contractual obligations as of August 31, 2013:

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in thousands of dollars)
Long-Term Debt Obligations	661.0	30.6	489.9	140.5	—
Operating Lease Obligations	609.8	45.9	116.8	73.7	373.4
Purchase Obligations(1)	32.1	32.1	—	—	—
Other Long-Term Liabilities(2)	36.0	27.7	8.1	0.2	—

Total	1,338.9	136.3	614.8	214.4	373.4

(1)
Purchase obligations represent committed purchases for services or goods that have not been received as at August 31, 2013.
(2)
Other long term liabilities consist primarily of $14.5 million consideration payable in respect of the transfer of BISAD, $14.3 million payable to Premium Education Holdings in respect to operating losses incurred under Premier Education Holdings' ownership and $4.9 million consideration payable in respect of the acquisition of our school in Pattaya, Thailand. See "Related Party Transactions—Relationship with Baring Private Equity Asia."

Quantitative and Qualitative Disclosures about Market Risk

        Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. We are exposed to various types of market risk, including changes in interest rates and foreign exchange rates, in the ordinary course of business. We face foreign exchange risk to the extent that our business's revenue, costs, assets and liabilities are denominated in currencies other than the U.S. dollar. Our interest rate risk arises from changes in interest rates which may affect the cost of our financings. We do not hold or issue derivative or other financial instruments for trading purposes.

  Foreign Currency Risk

        We have significant and expanding international operations trading in non-U.S. dollar currencies. Movements in global exchange rates can cause currency exposures to our consolidated U.S. dollar financial results. Where stable currencies exist, trade is conducted in local currencies and where appropriate, borrowings are matched in that currency to mitigate the risk of exposure to our assets and liabilities from exchange rate movements. In countries of operation where currency trading zones are considered to be weaker, some transactions are conducted in U.S. dollars and euros to try to minimize exchange rate fluctuation risks.

        In consideration of benefits against cost, we do not hedge our translation exposure, but will consider managing transactional exposures by using forward cover instruments where significant transactions are involved.

        We hold significant non-U.S. dollar cash balances in overseas operations which arise from fee income and which represent a combination of working capital and trading profits. These balances are held in operations which include countries where exchange control restrictions may prevent full repatriation of funds to the UK parent undertakings. We utilize these funds through a combination of reinvestment in the expansion or improvement of existing overseas operations or by repatriation to the UK through management contracts, royalty agreements, management charges and dividends.

        Through these means we believe that satisfactory distribution of these funds can be achieved. For further information relating to our foreign currency risk exposure please see note 21 of our audited consolidated financial statements for fiscal 2013.

  Interest Rate Risk

        Our interest rate risk arises from our existing long-term borrowings. Borrowings issued at variable rates expose us to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk. Our policy is to maintain approximately 50% of our variable rate secured borrowings in a position which is shielded by swap and cap arrangements. During fiscal 2013, fiscal 2012 and fiscal 2011, our borrowings at variable rates were denominated in U.S. dollars. For further information relating to our interest rate risk exposure please see note 21 of our audited consolidated financial statements for fiscal 2013.

Off-Balance Sheet Arrangements

        We do not have any material off-balance sheet arrangements. We are sometimes required to provide bid or performance bank guarantees on certain of our learning service contracts. These bank guarantees provide legal evidence of our liability to our client or financial institution acting on their behalf, so that if we should default, the third party can require payment directly from the bank and we would be liable for the debt. As of August 31, 2013, we had $10.5 million in such guarantees.

Recent Accounting Pronouncements

        We believe there are no relevant standards or relevant interpretations mandatory for the current accounting period that have not been applied.

        As of the date of authorization of the audited consolidated financial statements included elsewhere in this prospectus, the following standards were issued by the International Accounting Standards Board. We have not applied these standards in the preparation of our financial statements:

    •
    IAS 19 (Amended) 'Employee benefits' is effective from annual periods commencing on or after January 1, 2013. It eliminates the corridor approach and requires immediate recognition of all actuarial gains and losses in the other comprehensive income, immediate recognition of all past service costs and the replacement of interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability/asset.

    •
    IAS 28 (Amended) 'Associates and joint ventures' is effective from annual periods commencing on or after January 1, 2013. It includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11.

    •
    IFRS 7 (Amended) 'Financial instruments: Disclosures' and IAS 32 (Amended) 'Financial instruments: Presentation' are effective from annual periods commencing on or after January 1, 2013 and 2014 respectively. The IAS 32 amendment clarifies some of the requirements for offsetting financial assets and financial liabilities on the statement of financial position while the IFRS 7 amendment will require more extensive disclosures than are required under IFRS.

    •
    IFRS 10 'Consolidated financial statements' is effective from annual periods commencing on or after January 1, 2013. It builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. It also provides additional guidance to assist in the determination of control where this is difficult to assess.

    •
    IFRS 11 'Joint Arrangments' is effective from annual periods commencing on or after January 1, 2013. It is a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement rather than its legal form. There are now only two types of joint arrangements: joint operations and joint ventures.

    •
    IFRS 12 'Disclosures of interest in other entities' is effective from annual periods commencing on or after January 1, 2013. It includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.

    •
    IFRS 13 'Fair value measurement' is effective from annual periods commencing on or after January 1, 2013. It aims to improve consistency and reduce complexity by providing precise definition of fair value and single source of fair value measurement and disclosure requirements for use across IFRSs.

    •
    IAS 27 (Revised) 'Separate financial statements' is effective from annual periods commencing on or after January 1, 2013. It includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10.

    •
    Annual Improvements 2011 is effective from annual periods commencing on or after January 1, 2013. It addresses six issues in the 2009-2011 reporting cycle. It includes changes to IAS 1 ("Financial statement presentation"), IAS 16 ("Property, plant and equipment"), IAS 32 ("Financial instruments: presentation") and IAS 34 ("Interim financial reporting").

    •
    Amendments to IFRSs 10, 11 and 12 on transition guidance is effective from annual periods beginning January 1, 2013. These amendments provide additional transition relief,

      limiting the requirement to provide adjusted comparative information to only the preceding comparative period. For disclosures related to unconsolidated structured entities, the amendments will remove the requirement to present comparative information for periods before IFRS 12 is first applied.

        As of the date of authorization of the audited consolidated financial statements included elsewhere in this prospectus, the following standard was in issue but not yet effective. We have not applied these standard in the preparation of our financial statements:

    •
    IFRS 9 'Financial instruments' currently does not include an effective date but is available for early adoption. It is the first standard issued as part of a wider project to replace IAS 39. It retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: i) amortized cost and ii) fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset.

    •
    Amendment to IAS 36, 'Impairment of assets' on recoverable amounts disclosure is effective from annual periods commencing on or after January 1, 2014. This amendment addresses the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal.

        Management does not anticipate that the adoption of the above standards and interpretations will have a material impact on our financial statements in the period of initial application.

INDUSTRY OVERVIEW

The Premium Schools Market

        We compete in the large, growing and highly fragmented market for premium schools that teach primarily in English. Parthenon estimates that in the 2012/2013 academic year, there were approximately 9,000 schools globally teaching primarily in English that charged tuition fees of $10,000 or more per year. According to Parthenon, these schools generated revenue of approximately $58 billion. Parthenon estimates that of the 150 largest premium school markets, more than 40 grew enrollments at over 10% annually between 2009 and 2013. Despite the large number of premium schools, operators with two or more campuses constitute only approximately 11% of the global market, according to Parthenon.

        A majority of premium schools are family-owned and operated or managed by foundations. Family operators and foundations typically focus on academic performance, exclusivity and prestige. These operators have historically been reluctant to add capacity even when demand in their markets exceeds supply, leaving significant opportunities for companies that operate schools with high academic standards while also focusing on financial performance and growth.

        The premium schools market benefits from significant barriers to entry and price inelasticity. These features favor established premium school operators that have the resources, reputation and experience to identify and operate in attractive markets.

  Significant Barriers to Entry

        Competitors seeking to enter our markets face significant barriers to entry, including:

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  the lead time required to build brand recognition and reputation, both locally and globally;

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  the challenges unproven operators face in securing government licenses and regulatory approval in many jurisdictions;

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  in many markets, the scarcity of real estate in desirable areas that can accommodate a sizeable campus with the comprehensive and high-quality facilities expected of premium schools;

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  property developers and landlords increasingly require school operators with significant financial resources and and a reputation for quality in order to enhance the value of their adjacent residential or retail real estate; and

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  the tendency of students to stay enrolled in the same school until they graduate or their parents relocate.

  Price Inelasticity of Demand

        Premium schools typically serve expatriate or affluent local families. According to a 2013 survey by Brookfield, 89% of corporate respondents viewed education as either very critical or highly important to prospective employees considering international assignments. Accordingly, employers typically provide child education benefits to expatriate employees. For example, a 2010 study by Aon Hewitt found that 81% of expatriate senior executives in China received child education benefits that typically cover tuition and related fees at international school market rates. The median child education benefit for these executives was approximately $24,000 per year, or less than 10% of total compensation. Since education allowances typically represent a small percentage of an employee's total compensation and are very important to expatriate families, in our experience, employers of expatriates tolerate moderate increases in tuition fees.

        We believe many parents consider their children's education to be a non-discretionary expenditure. Expatriates and local families in our markets often give priority to the quality and continuity of their children's education and seek premium schools that provide high academic standards, premium facilities and a broad range of extra-curricular activities. For example, in a 2011 study Booz & Co. found that expatriate and local families in Gulf Cooperation Council ("GCC") countries were willing to increase their spending on private education by up to tens of thousands of dollars per year. As a result of demand for premium education, tuition fees often increase at rates in excess of inflation. In the United States, tuition growth has outpaced inflation by approximately 2-3% for the past decade according to Parthenon.

Key Market Drivers

        The key drivers of demand for premium schools around the world include the increasing importance of an English language education, globalization and foreign direct investment, rising disposable incomes and the poor quality of public sector schools.

  Importance of an English Language Education

        As the value of fluency in English—the international language of business and commerce—has grown, so has the number of people learning English worldwide. According to the British Council, English is spoken at a useful level by 1.75 billion people worldwide, or one quarter of the world's population, and by 2020, 2 billion people will be using or learning English.

        Attending schools that teach in English better prepares children for post-secondary education at universities that teach primarily in English. We believe parents around the world increasingly emphasize the pursuit of education in highly ranked universities as one of the main paths to a successful career, and obtaining quality primary and secondary education in English significantly enhances the likelihood of admission to and success at top universities. With 27 of the top 30 universities in the world, as ranked by QS World University Rankings, teaching primarily in English, parents are increasingly turning to English-language premium schools as a pathway to higher education for their children.

        In addition to providing greater educational opportunities, proficiency in English has many benefits in the domestic job markets of non-English speaking countries, including higher salaries and broader professional opportunities.

        Many parents who prefer to send their children to schools that teach primarily in English also prefer a British-style education. British schools have a reputation for emphasizing values in addition to academics, and the prestige of British universities appeals to many parents. In addition, because almost all major cities have a British school, parents who choose British schools feel confident that if they relocate they will be able to maintain the continuity of their children's education.

  Globalization, FDI and Growing Expatriate Populations

        The globalization of the world economy has led to increasing FDI and growing expatriate populations. As the number of expatriates has increased, so has the number of expatriate children and hence demand for premium schools. According to Brookfield, 43% of expatriates surveyed in February 2013 had accompanying children.

        The following chart illustrates trends in expatriate flows and the resilience of these flows in the face of adverse social and economic conditions. The data presented is for Singapore, which is a mature market for expatriates, and Shanghai, which is a relatively new but growing market for expatriates.

 Number of Expatriates in Shanghai and Singapore, 1996 – 2012

Source: Shanghai Statistical Yearbook, 2004 – 2013, SingStat, 1996 – 2012.

        According to Parthenon's 2011 report, FDI stock is the best metric to forecast expatriate population. This indicates that the number of expatriates in a market remains stable even if the market experiences moderate fluctuations in FDI. As shown in the chart below, many of our markets have significant FDI stock, and have increased their balances meaningfully over the last decade.

Foreign Direct Investment Stock: 2012

($ in billions)

Source: United Nations Conference on Trade and Development

  Increasing Disposable Personal Income

        Increasing disposable income is a key driver of demand for premium schools, particularly from local families, as many families allocate a greater proportion of increased disposable income to the education of their children.

        Many of the markets in which we operate have experienced significant growth in national and per capita GDP, which are highly correlated with disposable income. According to the World Bank, between 2001 and 2011, per capita GDP has increased by 422% in China, 227% in the Czech Republic, 216% in the Slovak Republic, 213% in Qatar, 183% in Thailand, 169% in Hungary, 169% in Poland, 129% in Switzerland, 114% in Spain, 34% in the United States and 18% in the United Arab Emirates.

  Quality of Public Sector Schools

        In many markets, public schools suffer from aging infrastructure, large class sizes, poor academic performance and government underfunding, all of which lead parents to seek private school alternatives.

        In the United States, according to the National Center for Education Statistics, the K-12 student population has been steadily growing since 1985 and is projected to continue to grow until at least 2020. Despite this growth, analyses by the Center on Budget and Policy Priorities in 2011 suggest that fiscal constraints have led to significant education spending cuts that hinder the ability of school districts to deliver high-quality education. Students in private schools outperform students in public schools. According to the Council for American Private Education, in 2011 a higher percentage of private school students in grades 4 and 8 score at or above Basic, Advanced and Proficient levels than their public school peers in all subjects.

        Similar trends can be seen across international markets, such as the GCC countries, where between 2003 and 2012 the population grew by 4%, according to IHS Global Insight. Despite the population and economic growth in the region, public school systems have not kept pace. International student assessments, such as the Programme for International Student Assessment, also known as PISA, and Trends in International Mathematics and Science Study, also known as TIMSS, repeatedly rank national public education systems in GCC countries among the lowest in the world.

        Confronted with the disparity between the quality of public and private education, many governments look to the private sector for assistance in education. For instance, in 2012 Qatar started providing school vouchers to local students enrolling in pre-approved private schools. Our Madinat and Khalifa schools in Doha were approved for the voucher program in 2013. Like these governments, we believe privately owned premium schools are better equipped to offer high-quality education, school facilities and extra-curricular programs than many publicly funded school systems.

Local Dynamics and Trends

        In addition to the market characteristics and drivers discussed above, each of our markets is characterized by specific local dynamics and trends. To illustrate, we present below case studies of markets driven primarily by expatriates, local families and a mix of expatriates and local families.

  Markets driven primarily by expatriates: Shanghai and Houston

        Shanghai.    The demand for English-language premium schools in China is almost entirely driven by expatriates because regulations prohibit local students without foreign passports from attending international schools. As a result, nearly all of our students in Shanghai are expatriates.

        The number of expatriates living in Shanghai exceeded 173,000 by the end of 2012, a 6.7% increase from the previous year, and expatriates in Shanghai made up a quarter of the total expatriate population in China. The Shanghai premium schools market is large and has a growing student population. According to Parthenon's 2012 report, total enrollment in premium schools in Shanghai increased to approximately 16,800 students in 2012 from approximately 14,900 students in 2009. Enrollments in Shanghai are expected to increase by approximately 6% CAGR to approximately 21,000 students in 2016.

        Houston.    As of November 30, 2013, approximately 92% of the students at our school in Houston were expatriates.

        Houston has one of the largest concentrations of expatriates in the United States. In 2013, Houston ranked second in the United States in the number of H1B visa holders, according to the US Department of Labor. Employers of expatriates include global energy, manufacturing, aerospace, healthcare and distribution companies. Foreign governments also employ large numbers of expatriates. More than ninety nations maintain consular offices in Houston, giving Houston the third-largest consular corps in the United States, according to the Greater Houston Partnership.

        In addition to a large expatriate population, the poor quality of the public school system also contributes to demand for premium schools in Houston. For example, in 2012 only 37% of Houston Independent School District schools made Adequate Yearly Progress under the federal No Child Left Behind Act, according to the Houston Independent School District. In addition, many expatriates prefer to send their children to schools that teach the English National Curriculum, which public schools in the United States cannot provide.

        According to Parthenon, total enrollments in premium schools in Houston grew at approximately 5% annually between 2009 and 2012 and are currently estimated to stand at approximately 17,200 students.

  Markets driven primarily by local families: Lausanne and Chicago

        Lausanne.    As of November 30, 2013, approximately 69% of the students at our school in Lausanne were from local families.

        The premium schools market in Switzerland has a long history and enjoys an excellent international reputation. Our schools in Lausanne and Villars-sur-Ollon are over 100 years old. The Swiss market benefits from extremely strong demand for premium private schools and has some of the highest tuition fees in the world. Based on our internal studies undertaken in 2011, the private day schools market serves approximately 30,000 students in total, of which approximately 12,000 are enrolled at for-profit institutions.

        Lausanne lies on the shores of Lake Léman, approximately 40 miles from Geneva. The strong local economy contributes to the demand for premium schools. Lausanne has total employment of approximately 170,000. Many jobs are in high-paying industries, such as finance, insurance and telecommunications. Many large multinational corporations maintain headquarters in Lausanne, including Philip Morris International, Tetra Laval and Nestlé.

        Chicago.    As of November 30, 2013, approximately 84% of the students at our school in Chicago were from local families.

        The premium schools market in Chicago benefits from a large number of families with high incomes. According to Nielsen, approximately 371,000 families with household income over $150,000 per year resided in Chicago in 2013, representing a CAGR of approximately 4% since 2000.

        In addition, Chicago's public school system fails to meet the standards many affluent families expect. For example, only 65% of Chicago public school students graduate from high school, according to Chicago Public Schools, while of those who graduate, 25% have such low ACT scores and GPAs that they would likely only be eligible to attend a two-year college, while another 20% would have difficulty gaining admission to most public state universities in Illinois, according to research from the University of Chicago.

        As a result, 44% of families in Chicago with household incomes of over $200,000 send their children to private schools, according to Parthenon. According to Parthenon, total enrollments in premium schools in Chicago grew at approximately 5% annually between 2009 and 2012 and are currently estimated to stand at approximately 10,600 students.

        The strong demand for premium private schools in Chicago has led to a shortage of places, according to Parthenon. Although our school in Chicago only opened in 2001, Parthenon reports that, based on parent surveys, our school ranks among the very best schools in the city, some of which have a history of more than 100 years. According to Parthenon, available capacity in Chicago is limited with only a few schools planning to expand capacity.

  Markets driven by a mix of expatriates and local families: Boston and Bangkok

        Boston.    As of November 30, 2013, approximately 58% of the students at our school in Boston were from local families and 42% were expatriates.

        Like Chicago, Boston benefits from a large number of families with high incomes. According to Nielsen, approximately 360,000 families with household income over $150,000 per year resided in Boston in 2013, representing a CAGR of approximately 6% since 2000. In addition, Boston public schools rank well below state averages in all aspects of student academic performance, according to Boston Public Schools.

        Boston also benefits from a large expatriate population. Demand from employers in biotechnology, higher education, healthcare, finance and technology has helped give Boston the seventh-highest number of H1B visa holders in the United States, according to the US Department of Labor.

        According to Parthenon, total enrollments in premium schools in Boston grew at approximately 4% annually between 2009 and 2012 and are currently estimated to stand at approximately 12,600 students.

        Bangkok.    As of November 30, 2013, approximately 55% of the students at our school in Bangkok were from local families and 45% were expatriates.

        As the capital of one of the larger global economies of Southeast Asia, Bangkok is a multinational business center with strong FDI, benefitting both locals and expatriates. The increasing affluence of Thai nationals enables children of local families to attend premium schools, while the expatriate population is generally not able to send children to local schools due to language barriers.

        The premium schools market in Bangkok has a long history with the presence of international schools dating back to 1957. Its current size is estimated at $380 million according to Parthenon. Local students currently make up 50% of the international school population, and their share is growing faster than the expatriates' segment of the K-12 school market. According to Parthenon, total enrollments in premium schools in Bangkok grew at approximately 2.3% CAGR from 30,500 in 2008 to 33,100 in 2011.

BUSINESS

Overview

        We believe we are the world's leading international operator of premium schools. As of February 16, 2014, we had over 17,000 students, and in fiscal 2013 our average revenue per student was approximately $26,600. We teach students in grades K-12 at our 27 premium schools in China, Europe, ME/SEA and North America. Parthenon estimates that globally K-12 premium schools teaching primarily in English generated revenue of approximately $58 billion in the 2012/2013 academic year. We define premium schools as schools charging at least $10,000 per year in tuition fees. We primarily operate in geographic markets with high FDI, large expatriate populations and rising disposable incomes. We believe that these factors contribute to high demand for premium schools and strong growth in our business. Our student enrollment increased at a CAGR of 29% from the end of fiscal 2008 to the end of fiscal 2013.

        Our commitment to quality drives our strong operating performance. Almost all of our schools teach the English National Curriculum, and our principals, teachers and support staff strive to maximize every student's academic performance. Although our admissions policy is not based on academic ability, and English is not the first language of many of our students, our students' standardized examination results exceed global averages. In 2013, nearly one out of five of our graduates matriculated to one of the world's top 30 universities, as ranked by QS World University Rankings. Our academic quality helps us maintain our market-leading position, supports our premium pricing and drives consistent enrollment growth.

        Our schools derive all of their revenue from private sources and therefore are not exposed to government funding risk. As of November 30, 2013, 73% of our students were expatriates and 27% were from local families. Employers of expatriates fund most of our tuition fees as part of expatriate compensation packages, through allowances or direct payments to our schools. Education benefits are often key recruitment incentives for expatriate employees.

        Our attractive business model leads to good visibility, price inelasticity, low capital requirements and strong cash generation. Our average student tenure of 3.5 years provides good visibility on future enrollments and revenues. Our private-pay model and the importance of education to parents make us resilient to changing economic conditions and government policies. We have been able to increase tuition fees at an average of approximately 4-6% per annum over the last three years. Our capital-light approach to growth enables us to generate high returns on capital. We focus on securing high-quality, purpose-built schools through long-term leases, with the construction costs of many of our schools funded by real estate developers desiring premium schools within their residential and commercial developments. Our strong margins make our business highly cash generative. We received approximately 55% of our fiscal 2013 schools' revenue before August 31, 2012.

        We have grown our business significantly since the 2008 financial crisis, despite a challenging global economic climate. We increased our student capacity and enrollments from 5,393 places and 4,010 students as of August 31, 2008 to 21,737 places and 17,109 students as of February 16, 2014. During that period, we expanded capacity at our existing schools by 1,980 places, developed two greenfield schools with a total of 3,000 places and acquired 19 schools with a total of 11,364 places.

        On May 22, 2013, we purchased 100% of the share capital of WCL Group and acquired its 11 schools in North America, the Middle East and Europe. This acquisition enabled us to enter the North American market and strengthened our position in the Middle East and Europe. Giving pro forma effect to our acquisition of WCL Group as though it had been completed on September 1, 2012, in fiscal 2013 we generated $415.0 million of pro forma revenue, $103.4 million of pro forma Adjusted EBITDA and $16.0 million of pro forma loss for the year.

        For the three months ended November 30, 2013, we had revenue of $135.1 million, profit for the period of $3.5 million and Adjusted EBITDA of $38.7 million.

        In fiscal 2013, our schools in China, Europe, ME/SEA and North America contributed approximately 36.0%, 33.4%, 14.4% and 16.3% of our schools' pro forma revenue, respectively.

        The following table shows our regional enrollments as of February 16, 2014:

	February 16, 2014	% of Total
Full-time equivalent students:
China	4,826	28%
Europe	4,494	26%
Middle East/South East Asia	5,045	30%
North America	2,744	16%

Total	17,109	100%

Our Strengths

Global Market Leadership

        We believe we are the world's leading international operator of premium schools, with a network of 27 premium schools in 23 locations in 11 countries. We are a trusted partner of key stakeholders, including governments, sellers of premium schools and real estate developers, and enjoy significant benefits of scale.

        Our strong reputation among governmental authorities, which recognize the importance of premium schools in attracting FDI, helps us secure schools in prime education markets. For example, in April 2013, following an extensive tender process, the Hong Kong Education Bureau awarded us a vacant school site in Kowloon, Hong Kong. This school was one of three allocated by the Hong Kong Education Bureau in 2013, and we were the only school operator without an established school in Hong Kong to be granted a campus. We expect to open the school in September 2014 with a capacity of approximately 720 places.

        Sellers of premium schools often focus on the operating record, financial stability and reputation of potential buyers. Our acquisitions in China, Switzerland and Thailand resulted from exclusive discussions with sellers who were primarily concerned with the success and reputation of their schools under their new owners. In addition, real estate developers and landlords seek school operators with a reputation for quality in order to enhance the value of their adjacent residential or retail real estate. For example, in Shanghai-Puxi, we collaborated with a developer and the local government, who were eager to develop Puxi into an attractive location for expatriates. We started the school in 2005 with a capacity of 668 places and have increased capacity to 2,000 places, with all of the building expansion costs funded by the developer.

        Our market leadership and scale also enable us to:

•
recruit, develop and retain top-quality principals and teachers;

•
set tuition fees at the high end of each market;

•
apply best practices throughout our network, including cost management and control through benchmarking;

•
stay at the forefront of educational theory through our centralized education team and achieve educational synergies from a British-style education based upon the English National Curriculum at almost all of our schools; and

•
offer initiatives, such as the Global Classroom, which develop our students into world-ready, global citizens.

Premium Quality Education with Strong Brand Recognition

        Our schools have excellent reputations and are among the most respected premium K-12 school brands in their markets. We focus on the needs of individual students and track each student's performance against personalized targets to help maximize every student's academic achievement.

        Our approach to education and the benefits of belonging to a global network of premium schools help to distinguish our schools from our competitors. For example, we have developed a supplementary online learning environment, the Global Classroom, which is accessible to all of our students. The Global Classroom is an Internet-based system that complements our curricula and allows our students to interact online with experts in various fields and collaborate with students at any of our schools around the world. This innovative learning environment creates independent learners, prepares students for future university study and helps them to become global citizens.

        Although our admissions policy is not based on academic ability, and English is not the first language of many of our students, our students' standardized examination results exceed global averages. In 2013, our IBDP pass rate equaled 91.0% compared to the IB World Average of 78.5%, and 11.5% of our IBDP students scored over 40 points out of 45, compared with the IB World Average of 6.6%. In 2013, our students' average examination results were also higher than the average in the United Kingdom for the International General Certificate of Secondary Education ("IGCSE"), which students take at the age of 16. 42.3% of our 16 year-olds achieving the highest IGCSE grades of A* or A compared to only 21.3% across the UK. In 2013, nearly one out of five of our graduates matriculated to one of the world's top 30 universities, as ranked by QS World University Rankings.

        Our reputation for quality and distinctive approach to education result in high referral rates: 90% of parents of children at our schools whom we surveyed in the academic year 2012/2013 reported that they would recommend our schools. Our reputation and attention to individual students are key to parents who choose our schools over competing schools.

        Our principals and teaching staff are highly qualified and experienced, and we recruit them through a rigorous hiring process. We are able to attract highly qualified staff through our international scale, reputation for quality and competitive compensation packages. We emphasize on-going professional development and a policy to promote from within to attract and retain teachers. Initiatives such as Nord Anglia University, which provides comprehensive professional training programs for teachers and principals, underscore our commitment to professional development. We believe the quality and motivation of our teachers form the foundation for the outstanding education we provide.

Superior Business Model

        Our business model emphasizes operational efficiency and uses a data-driven approach to drive student achievement, growth and profitability. Our global, regional and school teams track and analyze key performance indicators and we refine our operating strategy accordingly.

        We focus on the following key areas of our operations:

•
Academic quality assurance:  We monitor the academic quality of our schools and assess the quality of schools we acquire through a structured quality review framework that includes an annual review by our central Schools' Academic Performance Board. In addition, we perform ad hoc assessments of schools as required. We evaluate the achievement of students, the quality of teaching, the behaviour and safety of students, the quality of school leadership and management and overall effectiveness.

•
Student recruitment:  We have a systematic approach to student recruitment. Our comprehensive recruitment strategies are adapted to each school's local market and executed by each school's principal, admissions team and marketing manager. We use a relationship management system to monitor an applicant's file, from initial inquiry through enrollment.

•
Pricing:  We monitor local market trends, including economic developments and supply and demand dynamics, to set tuition fees.

•
Cost management:  We use metrics-based management throughout our school operations to enhance efficiencies. We achieve operational efficiencies through various means, including efficient class scheduling and optimizing our teaching resources. We accomplish this by minimizing teachers' administrative responsibilities, allowing them to spend more time focused on teaching.

•
Capacity planning:  Our expertise in planning and adding capacity to meet demand enables us to manage growth by efficiently utilizing capacity at existing schools and expanding as necessary. We also work with architectural consultants who specialize in optimizing school configurations. Our approach to growing our network of schools is highly analytical, includes the use of demographic and economic models and we often commission third-party market research to identify opportunities for expansion.

        We use a balanced scorecard of key performance indicators that measures each school's performance from the perspective of all stakeholders, including parents, students, teachers and investors. Our balanced scorecard evaluates each school based on student safety, student performance, financial performance, staff performance and marketing and admissions. By regularly monitoring key performance indicators at each school, we can ensure that its operations meet our expectations. We learn of potential problems at any school in real time and intervene as required. This helps us maintain consistency across our schools and allows us to quickly integrate newly acquired or greenfield schools, which makes our business highly scalable.

Capital-Light, Returns-Focused Approach to Growth

        We have significantly grown our business while driving high returns on capital. Our capital-light expansion strategy focuses on securing high-quality, purpose-built schools through long-term leases, with the construction cost of many of our schools funded by real estate developers. When we acquire existing schools, we often acquire the operating businesses and enter into long-term leases with the sellers who retain ownership of the real estate. In fiscal 2013, our pro forma ROC was 28.0%.

Highly Attractive Financial Profile

•
High Visibility and Predictability:  We operate a highly visible and predictable business. Average student tenure across our network in the last three years was 3.5 years. In our latest academic year we lost only 3% of our students for reasons related to academic quality, student needs or tuition levels, based on parent responses to our exit surveys. At a majority of our schools, our terms and conditions require a full term's notice of withdrawal for a refund of prepaid tuition. The final academic term at most of our schools starts in April of each year and historically we have had few requests for refunds. We track inquiries and visits to estimate new enrollments. In fiscal 2013, we converted 62% of prospective student visits to our schools into enrollments (excluding schools acquired in 2013). As a result, we can estimate in-year and year-to-year student re-enrollment, new enrollment and revenue.

•
Favorable Working Capital Dynamics:  We received approximately 55% of our fiscal 2013 schools' revenue before August 31, 2012. We collected an additional 24% of our schools' revenue prior to January 2013, and an additional 13% prior to April 2013. The timing of our schools' revenue collection allows us to finance our operating expenses principally with pre-paid tuition fees.

•
Price Inelasticity Supported by Private-Pay Model:  We have been able to increase our tuition fees at an average of approximately 4-6% per annum over the last three years (which exceeds the median rate of inflation in the markets where our schools are located), while continuing to grow enrollment organically. Our private-pay model insulates our schools from volatility in government funding resulting from changing economic conditions or policies. The high quality of our schools supports our premium pricing. Most of our tuition fees are directly or indirectly paid by employers, who we believe accept price increases because education allowances typically represent only a small percentage of an expatriate's total compensation. We believe self-funding expatriates and affluent local families also accept our price increases because of the importance they place on a quality education for their children.

•
Strong Margins:  Our premium pricing and operating efficiencies result in strong margins. For the three months ended November 30, 2013, our Adjusted EBITDA margin was 28.6%. In fiscal 2013 our pro forma Adjusted EBITDA margin was 24.9%. With capacity utilization of 79% as of February 16, 2014, we have significant scope to expand our margins by growing enrollments without increasing capacity.

Experienced Management Team with Local and Global Expertise

        Our management team combines seasoned executives with experience in running publicly listed companies and leading education specialists. Andrew Fitzmaurice has been our CEO for more than ten years and was CEO when Nord Anglia Education plc was listed on the main board of the London Stock Exchange. Over the last several years, we have bolstered our senior management team with a number of significant appointments, including our corporate development director, education director, human resources director and director of student recruitment. Our senior management team is supported by experienced regional managers and local school administrators who implement our operating philosophy in each of our markets.

Our Strategies

Continue to Deliver High-Quality Education and Strong Outcomes for Students

        Our commitment to quality will remain the foundation of our operating performance and growth. We will continue to offer our students an excellent education, recruit and retain experienced and highly qualified principals and teachers and strive to help each student achieve high academic performance. We believe that building upon our reputation for quality and ensuring that our schools live up to the expectations of students and parents are key to strengthening our position as the world's leading international operator of premium schools.

Increase Student Enrollments at Our Existing Schools

        We aim to continue to increase enrollments by applying our systematic processes for generating inquiries, converting inquiries to enrollments and retaining existing students. Our school principals lead the recruitment effort with dedicated admissions and marketing teams. We generate inquiries and visits through referrals and digital and other marketing activities. In fiscal 2013, we converted 62% of prospective student visits to our schools into enrollments (excluding schools acquired in fiscal 2013).

Continue Price Leadership

        We will continue to invest in our teachers and campuses to enable us to consistently provide high-quality premium education. Improving our schools supports our strong reputation in the markets where we operate, which we expect will allow us to continue increasing prices in excess of inflation.

Increase Capacity

        Using our capital-light, returns-focused approach, we plan to continue expanding capacity at existing schools, opening new campuses on greenfield sites and pursuing acquisitions.

•
Capacity Expansion at Our Existing Schools.  We intend to expand capacity at our existing schools where market demand supports additional places. We will continue to develop the vast majority of our relationships with real estate developers and landlords, who we expect will continue to fund our capacity expansion. Our systematic approach to capacity expansion has enabled us to add 1,980 places to existing schools since August 31, 2008, including expansions at our schools in Shanghai-Pudong, Shanghai-Puxi and Beijing-Shunyi which were funded by real estate developers.

•
Greenfield Expansion in Existing and New Markets.  We will continue to strategically open new schools in markets where we currently operate and in attractive new markets. We have successfully completed seven greenfield projects since 1992 and have three greenfield projects under development. For example, we plan to take advantage of market demand in Chicago by building a second campus with approximately 1,000 places, more than doubling our capacity. On December 13, 2013, we entered into agreements with a real estate developer who will build the new campus to our specifications, and we expect to open the new campus in September 2015.

In many new markets, our global market leadership and premium quality attract inquiries from governments, real estate developers and landlords. Governments and business and trade associations recognize that the availability of premium quality education for the children of expatriate employees is critical to attracting FDI from corporations. For example, in 2007, the China Britain Business Council approached us to partner with a local developer in order to develop our school in Beijing-Shunyi. More recently, in April 2013, following an extensive tender process, the Hong Kong Education Bureau awarded us a vacant school in Kowloon, Hong Kong. In Dubai, a landholder who obtained a site specifically for the development of an international school chose us from among several candidates to operate the new school. The landholder is now developing a state-of-the-art school to our specifications and will become our landlord upon its completion. We expect to open the school in September 2014 with a capacity of approximately 1,500 places.

•
Pursue Acquisitions.  According to Parthenon, single-site operators comprise approximately 89% of the premium schools market. The abundance of single-site operators provides a continuous supply of incremental acquisition opportunities. Potential sellers often engage with us in exclusive negotiations because of our reputation, success at integrating schools, capital resources and interest in keeping sellers involved as landlords and consultants without the ongoing responsibility of operating the school.

We evaluate each potential acquisition using a returns-based approach focused upon the school's quality, reputation, curriculum, local market dynamics, tuition levels, financial position and opportunities for growth. Once we acquire a school, our proven operating model drives educational improvements, enrollment growth and operational efficiencies. We have a highly successful record of acquiring and integrating schools, having purchased and integrated 19 schools since the end of fiscal 2008. Since we acquired these schools, their Adjusted EBITDA has grown at an average CAGR of approximately 26% (excluding schools we have owned for less than 12 months).

Our Approach to Academic Quality

        Although our schools are inclusive in that they accept students with a wide range of academic ability, we ensure that our students achieve academic results that are comparable to those of students attending schools with admissions policies based on academic ability.

        The key elements that we focus on to promote academic quality are:

  An academically rigorous educational program

        We believe that our high performance learning approach can help every student achieve strong academic results. We use a customized technology platform designed around individual students, which enables us to track the performance of individual students as well as benchmark within and across our schools. We believe that this maximizes our students' performance by giving each student and our faculty an accurate gauge of individual progress. In addition, this platform allows us to set clear objectives for a classroom, class year or entire school and intervene as required. Our technology platform also creates accountability among faculty members and drives consistency in instruction by applying comparable metrics across our network.

        In addition, we have a supplementary informal online learning environment, our Global Classroom, which is accessible to all of our students. The Global Classroom is an Internet-based system that complements our curricula while allowing our students to interact online with experts in various fields and collaborate with students at any of our schools around the world. This innovative learning environment creates independent learners, preparing them for future university study and turning them into global citizens. Almost all of our schools teach the English National Curriculum.

  Highly qualified principals, teachers and administrative staff

        We demonstrate our commitment to premium quality education by hiring and retaining highly qualified principals, teachers and administrative staff. Our international reputation allows us to recruit from among the best candidates. We generally require our teachers to have formal teacher qualifications, such as a Post Graduate Certification in Education or its equivalent, and at least two years of teaching experience.

        Our principals and teachers also benefit from the centralized support and experience of our educational team, led by Professor Deborah Eyre. In addition, we have in place various continuing professional development initiatives, including Nord Anglia University, which is designed to prepare our staff for career progression and help continuously improve all of our teachers. We regularly and rigorously review our principals and teaching staff to ensure that their performance meets our high standards.

  Small class sizes

        We restrict classes to a maximum of 22 students, with a few exceptions, in order to provide each student with close teacher interaction and individual attention and support. This benefits students and promotes staff retention by providing a rewarding environment for our teachers.

  High-quality school facilities

        Our school facilities, such as science laboratories, music and theater resources, swimming pools and other sports facilities enhance the educational experience of our students. In addition, the majority of classrooms provide interactive digital technologies that facilitate student participation. We use internationally-recognized architectural consultants specializing in school design to develop new facilities and expand or refurbish our existing schools in order to create outstanding learning environments for our staff and students.

Our Schools

        We operate 27 premium schools in 23 locations across China, Europe, ME/SEA and North America, and expect to open new schools in Dubai and Hong Kong in September 2014.

        The following table sets forth certain information about each of our schools and their educational programs:

School	Date Founded	Date Acquired/ Founded	Curriculum	Qualification
China
The British International School Shanghai, Pudong, Shanghai, China	2002	2002	English National Curriculum	IGCSE/IBD
The British International School Shanghai, Puxi, Shanghai, China	2005	2005	English National Curriculum	IGCSE/IBD
The British School of Beijing, Sanlitun, Beijing, China	2003	2009	English National Curriculum	K-6(1)
The British School of Beijing, Shunyi, Beijing, China	2009	2009	English National Curriculum	IGCSE/A levels
The British School of Guangzhou, Guangzhou, China	2006	2013	English National Curriculum	IGCSE/A levels
Europe
The British School Warsaw, Warsaw, Poland	1992	1992	English National Curriculum	IGCSE/IBD
The English International School Prague, Prague, Czech Republic	1995	1995	English National Curriculum	IGCSE/IBD
The British International School Bratislava, Bratislava, Slovakia	1998	1998	English National Curriculum	IGCSE/IBD
The British International School Budapest, Budapest, Hungary	2002	2002	English National Curriculum	IGCSE/IBD
Collège Alpin Beau Soleil, Villars-sur-Ollon, Switzerland	1910	2011	French and Swiss Curriculum	IBD or French Bac
Collège Champittet, Lausanne, Switzerland	1903	2011	French and Swiss Curriculum	French/Swiss Bac/IBD
Collège Champittet, Nyon, Switzerland	2007	2011	French and Swiss Curriculum	K-6(1)
La Côte International School, Gland, Switzerland	2008	2011	English National Curriculum	IBD
International College Spain, Madrid, Spain	1982	2013	International Baccalaureate Curriculum	IBD
ME/SEA
Regents International School Pattaya, Pattaya, Thailand	1994	2012	English National Curriculum	IGCSE/IBD
The British International School, Abu Dhabi, UAE	2009	2013	English National Curriculum	IGCSE

School	Date Founded	Date Acquired/ Founded	Curriculum	Qualification
Compass International School, Gharaffa, Doha, Qatar	2006	2013	English National Curriculum	K-6(1)
Compass International School, Madinat Khalifa, Doha, Qatar	2010	2013	English National Curriculum	K-11(1)
Compass International School, Al Rayyan, Doha, Qatar	2009	2013	English National Curriculum	K-6(1)
Compass International School, Al Khor, Qatar	2012	2013	English National Curriculum	K-6(1)
St Andrews International School Bangkok, Bangkok, Thailand	1997	2013	English National Curriculum	IGCSE/IBD
North America
The British School of Washington, Washington, D.C., U.S.A.	1998	2013	English National Curriculum	IGCSE/IBD
The British School of Boston, Boston, Massachusetts, U.S.A.	2000	2013	English National Curriculum	IGCSE/IBD
The British School of Houston, Houston, Texas, U.S.A.	2000	2013	English National Curriculum	IGCSE/IBD/ A-Levels
The British School of Chicago, Chicago, Illinois, U.S.A.	2001	2013	English National Curriculum	IGCSE/IBD
The British American School of Charlotte, Charlotte, North Carolina, U.S.A.	2003	2013	English National Curriculum	K-10(1)
World Class Learning Academy, New York, New York, U.S.A.	2011	2013	English National Curriculum	K-6(1)

(1)
This school educates students in pre-qualification years.

  Our Five Schools in China

        Our schools in China all use English as the primary language of instruction and, in compliance with our Chinese education licenses, each student receives four lessons in Mandarin a week.

        All of our schools are located in prime areas for expatriates and have premium sporting and extra-curricular facilities. Due to the general unavailability of sizeable real estate in these areas, new entrants to the market will find it difficult to replicate our schools.

  The British International School Shanghai—Pudong, Shanghai, China

        We opened this school, our first school in China, in 2002 with an initial capacity of 100 places. The school now has a capacity of 1,800 places. The school is located within a large scale residential development in Pudong, approximately five miles from the center of Shanghai in the free trade zone. Its facilities include science laboratories, computer suites, art, music and physical education rooms, libraries, a 1,000-seat state-of-the-art theater, a new secondary school building, three indoor sports halls and a 25-meter indoor swimming pool.

        As of November 30, 2013, nearly all of the students at this school were expatriates.

  The British International School Shanghai—Puxi, Shanghai, China

        We opened this school in 2005 with an initial capacity of 668 places and the school now has a capacity of 2,000 places. The school is adjacent to several high-end residential developments popular with expatriate families. The school's facilities include two gymnasiums, two swimming pools of 15 and

25 meters, a dance studio, a fitness suite, outdoor basketball courts, four tennis courts, one astro-turf football field and playing fields. Other facilities include two libraries, a 250 seat auditorium, a 500 seat auditorium, an internet café, science laboratories, music rooms and two cafeterias. The expansion to this school was officially opened by His Royal Highness Prince Andrew in 2011.

        As of November 30, 2013, nearly all of the students at this school were expatriates.

  The British School of Beijing—Shunyi, Beijing, China

        We acquired this school in 2009 with a capacity of 400 places and moved it to new custom built facilities with 1,500 places one mile from its original location. The school is located in a large residential area containing many expatriate developments in suburbs on the outskirts of Beijing. The school's campus includes outdoor and indoor sport facilities, gymnasiums, fitness suites, a football field and tennis and basketball courts, along with an indoor swimming pool and dance studio. In addition, the school has two theaters, dedicated music rooms, computer music suites, a recording studio, a Lego robotics laboratory, science laboratories and art studios. The school was officially opened by His Royal Highness Prince Andrew in 2010.

        As of November 30, 2013, all of the students at this school were expatriates.

  The British School of Beijing—Sanlitun, Beijing, China

        We acquired this school in 2009 with a capacity of 280 places and the school now has a capacity of 600 places. The school is located in the heart of the Embassy district of Beijing and educates students from age three to age 13. Its facilities include a football pitch, a full size gymnasium, an assembly hall, tennis and basketball courts and an Astroturf play area with climbing frames.

        As of November 30, 2013, all of the students at this school were expatriates.

  The British School of Guangzhou—Guangzhou, China

        We acquired this school in 2013 with a capacity of 904 places and the school now has a capacity of 1,064 places. The school is located on the shores of scenic Nanhu Lake, a short drive from the business district of Guangzhou. The school features separate campuses for lower-and upper-school students. Facilities include gymnasiums, four basketball courts, four football pitches, a driving range and a top-class swimming pool complex. In addition, the school has a theater, three fully-equipped music rooms, a dance studio and two libraries.

        As of November 30, 2013, all of the students at this school were expatriates.

  Our Nine Schools in Europe

  Collège Champittet—Lausanne, Switzerland

        An affiliate of our parent company acquired this school in 2009 and we acquired it in February 2011. See "Related Party Transactions." The school has a capacity of 944 places and is located near the banks of Lake Léman in Lausanne. The school includes high-quality academic and recreation facilities including sports fields, playgrounds, a library, science laboratories, a chapel, a dining hall and cafeteria and computer suites. The school also has boarding accommodation for up to 100 students. Founded by Dominican monks in 1903, we believe that Collège Champittet is one of the best known private schools in Switzerland.

        As of November 30, 2013, approximately 31% of the students at this school were expatriates.

  Collège Champittet—Nyon, Switzerland

        This school was opened in 2007 and was acquired by an affiliate of our parent company in 2009. We acquired it in February 2011 in conjunction with the acquisition of Collège Champittet-Lausanne. See "Related Party Transactions." The school has a capacity of 240 places and is located near the banks of Lake Léman between Geneva and Lausanne. Its facilities include playgrounds, a dining hall and a computer laboratory.

        As of November 30, 2013, approximately 14% of the students at this school were expatriates.

  Collège Alpin Beau Soleil—Villars-sur-Ollon, Switzerland

        We acquired this boarding school in January 2011 with a capacity of 220 places and the school now has a capacity of 240 places. The school is located in the Alpine region not far from Lake Léman. The school's facilities include an Astroturf pitch with seating, premium boarding facilities, a recently renovated art center, a fitness center, two restaurants, a theater and a private ski slope. Founded in 1910, Beau Soleil is one of the oldest Swiss educational establishments.

        As of November 30, 2013, approximately 91% of the students at this school were expatriates.

  La Côte International School—Gland, Switzerland

        This school was founded in 2008 and we acquired it in September 2011. The school has a capacity of 220 places and is located near Lake Léman in Gland. On April 15, 2013, we entered into a definitive agreement for the development of a new state-of-the-art K-12 campus in Aubonne, Switzerland. It will accommodate the students from the existing campus of the La Côte International School and will provide total capacity of 840 places.

        As of November 30, 2013, approximately 75% of the students at this school were expatriates.

  The British International School Bratislava—Bratislava, Slovakia

        We opened this school in 1998 with a capacity of 100 places. The school is operated out of two locations, with one allocated for the kindergarten and Year 1 students and the other for students in Years 2 to 13. The location for younger students has its own library, information and communication technology room, music area, and a playground. The second building has three science laboratories, two specialist music rooms, and a library. The campus also has two gymnasiums, one of which has a climbing wall, a dance studio, basketball courts, a 200-meter athletics track, and a half-size football field. In response to increasing demand, we opened the second building in 2006 bringing the school to its current capacity of 770 places. The new facilities were formally opened by His Royal Highness Prince Andrew.

        As of November 30, 2013, approximately 70% of the students at this school were expatriates.

  The British International School Budapest—Budapest, Hungary

        We assumed operations of this school in 2002 with a capacity of 420 places. In 2005, we relocated the school to new custom built facilities in its current location in Budapest's third district. Its facilities include two science labs, music rooms equipped with computers, a dance and drama studio, an amphitheater and a library. Its outdoor facilities include an organic wild garden for science lessons as well as an outdoor pavilion classroom. Its sporting facilities include a half-size football pitch, a 220-meter track, an outdoor basketball court, and a large indoor gymnasium. The school's current capacity is 590 places.

        As of November 30, 2013, approximately 67% of the students at this school were expatriates.

  The English International School Prague—Prague, Czech Republic

        We opened this school in 1995 on a site that we converted for educational use near the center of Prague. In September 2007, we moved the school to a new custom built campus, with a capacity of 550 places. The campus includes modern facilities in two buildings including a sports field, a gymnasium, two libraries, art and music rooms and a dance studio. The classrooms are all networked with interactive digital technology. The new campus was formally opened by Her Royal Highness Princess Anne.

        As of November 30, 2013, approximately 77% of the students at this school were expatriates.

  The British School Warsaw—Warsaw, Poland

        Founded by Nord Anglia Education in 1992 in association with a local family, this was our first international school. In 2004, we opened a new building by converting a former electrical engineering college into high-quality academic facilities and this building has been further expanded and upgraded on a number of occasions. The school has a capacity of 968 places and its facilities include a sports field, a gymnasium, and art and music rooms. The new building was formally opened by His Royal Highness Prince Andrew.

        As of November 30, 2013, approximately 57% of the students at this school were expatriates.

  International College Spain—Madrid, Spain

        We acquired International College Spain through our acquisition of WCL Group in 2013; WCL Group acquired the school in 2011. This prestigious school has built an excellent reputation since it was established in 1980. The school is located in the prosperous suburb of Alcobendes. The school has a capacity of 800 places. The campus has five science laboratories, two music rooms, six language rooms, two gymnasiums, two libraries, a dance studio, a drama room and an auditorium including a stage. Outdoor facilities include extensive open recreational space for students, including fenced-in tennis courts and space for a football pitch.

        As of November 30, 2013, approximately 65% of the students at this school were expatriates.

  Our Seven Schools in ME/SEA

  The British International School Abu Dhabi—Abu Dhabi, United Arab Emirates

        We opened the British International School Abu Dhabi in September 2009 and in August 2010 sold our 49% equity interest in the school to Premier Education Holdings and entered into an agreement to manage the school. On September 28, 2012, Nord Anglia Education entered into a definitive agreement to re-purchase the 49% equity interest from Premier Education Holdings. We completed the acquisition in February 2014. See "Related Party Transactions." The school has a capacity of 1,500 places. The school's facilities include dedicated music rooms, a music technology suite, a drama studio with the latest media technology, gardens and outdoor learning areas as well as a wide range of indoor and outdoor sports facilities for swimming, rugby, cricket, hockey, netball and athletics.

        As of November 30, 2013, approximately 75% of the students at this school were expatriates.

  Compass International Schools, Gharaffa, Madinat Khalifa and Al Rayyan—Doha, Qatar

        We acquired these schools through our acquisition of WCL Group in 2013. Founded in 2006, the Compass International School, Doha was WCL Group's first school in the Middle East and established the Compass International School brand. It comprises three separate schools located in the Gharaffa area: Gharaffa, Madinat Khalifa and Al Rayyan. The schools have a total capacity of 1,461 places. The schools have one science laboratory, two music rooms, eight language rooms, one gymnasium and three libraries. Outdoor facilities specially designed for the hot climate include a swimming pool, a covered swimming pool and grass recreational space for children.

        As of November 30, 2013, approximately 91% of the students at these schools were expatriates.

  Compass International School, Al Khor—Al Khor, Qatar

        We acquired this school through our acquisition of WCL Group in 2013. Founded in 2012, the Compass International School, Al Khor was WCL Group's second Compass International School in the Middle East. Al Khor is located on the outskirts of Doha, 15 miles from the city limits. The school has a capacity of 630 places. The school has two science laboratories, a language room, a gymnasium and a library. Outdoor facilities specially designed for the hot climate include an extensive hard and soft area for sports and recreation, a football pitch, a basketball court and a covered courtyard area.

        The school was established to provide high-quality education to employees of Shell. While Al Khor recruits students whose parents do not work for Shell, it benefits from a long-term contract with Shell to supply up to 300 guaranteed student places. Of its 267 students as of September 2013, 195 enrolled under the Shell contract and 72 were recruited directly. The initial contract with Shell expires in July 2016 (unless terminated early with twelve months' notice). We expect the contract to be extended beyond 2016.

        As of November 30, 2013, approximately 69% of the students at this school were expatriates.

  Regents International School Pattaya—Pattaya, Thailand

        We acquired Regents International School Pattaya on August 1, 2012 with a capacity of 1,200 places. The school is located in the eastern seaboard region of the Gulf of Thailand, 120 kilometers southeast of Bangkok and 16 kilometers northeast of Pattaya. The eastern seaboard in general and Pattaya in particular include many of Thailand's largest industrial developments. The facilities at the school include a 25-meter swimming pool with audience seating, a full-size rugby and football pitch (with two additional, smaller football pitches), a 400-meter running track, a double gymnasium with basketball facilities and tennis courts, a 400-seat theater and a brand new early-years building for younger children. The boarding houses are home to more than 100 students and are equipped with modern fingerprint security technology.

        As of November 30, 2013, approximately 72% of the students at this school were expatriates.

  St. Andrews International School Bangkok—Bangkok, Thailand

        We acquired this school in 2013 with a capacity of 900 places. The school is located on an attractive campus close to Bangkok's amenities and transportation links. The school features a gymnasium, a football pitch and a 25-meter swimming pool. In addition, the school has computer suites and computer research centers, a new library, design technology and art facilities and two fully-equipped music rooms.

        As of November 30, 2013, approximately 45% of the students at this school were expatriates.

  Our Six Schools in North America

  The British School of Washington—Washington, D.C., U.S.A.

        We acquired this school through our acquisition of WCL Group in 2013. Founded in 1998, the British School of Washington was the first WCL Group school and established the British Schools of America brand. The school has a capacity of 540 places. The school is located in the Georgetown neighborhood, in the heart of Washington, D.C. The school has been at this location for the past four years. The school has four science laboratories, four language rooms, two libraries, an indoor fitness room and an auditorium including a stage. A nearby gymnasium and playing fields are rented as required for tennis, swimming, football, athletics and rugby.

        As of November 30, 2013, approximately 64% of the students at this school were expatriates.

  The British School of Boston—Boston, Massachusetts, U.S.A.

        We acquired this school through our acquisition of WCL Group in 2013. The British School of Boston was founded in 2000 and has been located at its current site near Jamaica Plains in Boston since 2004. The school has a capacity of 440 places. The school has three science laboratories, a music room, a gymnasium and a dance studio. Outdoor facilities include a playing field and wooded areas, all-weather outdoor play areas and a shared swimming pool.

        As of November 30, 2013, approximately 42% of the students at this school were expatriates.

  The British School of Houston—Houston, Texas, U.S.A.

        We acquired this school through our acquisition of WCL Group in 2013. Founded in 2000, the British School of Houston is located in northwest Houston, twenty minutes from downtown. The school has a capacity of 1,000 places. The school has four science laboratories, a music room, five language rooms, two gymnasiums, two libraries, a dance studio and a drama room. Outdoor facilities include a large outdoor space with an all-weather running track, extensive green space for play and a purpose-built all-weather play area for younger children.

        As of November 30, 2013, approximately 92% of the students at this school were expatriates.

  The British School of Chicago—Chicago, Illinois, U.S.A.

        We acquired this school through our acquisition of WCL Group in 2013. Founded in 2001, the British School of Chicago moved in 2008 to the prestigious Lincoln Park neighborhood of Chicago, minutes from the business district. The school has a capacity of 900 places. The school has three science laboratories, three music rooms, three language rooms, a gymnasium, three libraries and a dance studio. Students also have access to third-party sports facilities.

        As of November 30, 2013, approximately 16% of the students at this school were expatriates.

        We plan to take advantage of market demand in Chicago by building a second campus with approximately 1,000 places, more than doubling our capacity in Chicago. On December 13, 2013, we entered into agreements with a real estate developer who will build the new campus to our specifications, and we expect to open the new campus in September 2015.

  The British American School of Charlotte—Charlotte, North Carolina, U.S.A.

        We acquired this school through our acquisition of WCL Group in 2013. Founded in 2003, the British American School of Charlotte is located in the Ballantyne section of Charlotte. The school has a capacity of 400 places. The school has science laboratories, a computer room, an arts room, a music room, a language room, a gymnasium and a library. Outdoor facilities include an extensive green space with a soccer pitch, and a playground area.

        As of November 30, 2013, approximately 35% of the students at this school were expatriates.

  World Class Learning Academy, New York—New York, New York, U.S.A.

        We acquired this school through our acquisition of WCL Group in 2013. Founded in 2011, the World Class Learning Academy, New York was the latest addition to WCL Group's schools in the United States. The school has a capacity of 480 places. The brand new facilities in New York include a music room, a gymnasium and a library. A roof area accessible by an elevator is currently being built and will be converted into an outside play area.

        As of November 30, 2013, approximately 48% of the students at this school were expatriates.

  Our Two New Schools under Development

        We expect to incur approximately $24.3 million in capital expenditures in connection with the development of our Hong Kong and Dubai schools, which we plan to fund using a combination of internal funds, borrowings and, with respect to our Hong Kong school, debentures with attached rights to enrollment.

  Hong Kong

        In April 2013, following an extensive tender process, the Hong Kong Education Bureau awarded us a vacant school site in Kowloon, Hong Kong. This school was one of three allocated by the Hong Kong Education Bureau in 2013, and we were the only school operator without an established school in Hong Kong to be granted a campus. We expect to open the school in September 2014 with a capacity of approximately 720 places.

  Dubai

        In Dubai, a landholder who obtained a site specifically for the development of an international school chose us from among several candidates to operate the new school. The landholder is now developing a state-of-the-art school to our specifications and will become our landlord upon its completion. We expect to open the school in September 2014 with a capacity of approximately 1,500 places.

Marketing Our Schools

        Our marketing strategy is designed to develop brand awareness among prospective parents and students and brand loyalty and advocacy among existing parents and students. We seek to build brand awareness in each of our existing and new markets with respect to our individual schools and the "Nord Anglia Education" name. We also believe that brand building contributes to the recruitment and retention of quality teachers and principals.

        We believe that a school's attractiveness to parents and students is based largely upon its reputation. Accordingly, our marketing strategy focuses on communicating and enhancing the excellent reputation that our schools enjoy within their respective markets. At each school, the principal and the admissions and marketing team executes our marketing strategy. Our marketing strategy is based upon our online presence, reputation and referrals from existing parents as opposed to costly media campaigns. Accordingly, we achieve our enrollment results in a highly cost-effective manner.

        We have developed a systematic approach to student recruitment and retention and we ensure that inquiry generation and conversion into new student enrollments are prioritized and well managed.

  Student Recruitment

        The student recruitment process has three stages:

        Inquiries:    Parents considering enrolling their child at one of our schools register their child's details and request further information.

        Visits:    Parents personally visit the school campus often accompanied by the child/children.

        Enrollments:    Parents register their child with the school, specify a start date and pay a non-refundable application fee. Almost all applicants enroll either within the academic year in which they applied or in the subsequent academic year.

        In fiscal 2013, we converted 62% of prospective student visits to our schools into enrollments (excluding schools acquired in fiscal 2013).

  Generation of Inquiries

        The majority of our inquiries are generated through the following methods:

  Digital Marketing

        In our experience, when considering overseas assignments, parents' first step is often to thoroughly research schools online. We recognize that online marketing is a critical means of communication with prospective parents and students and a key part of our strategy is to prioritize online tools. We ensure that our websites are optimized to deliver important information to prospective parents in a concise and user-friendly manner. This enables them to make informed decisions when evaluating our schools.

        We have designed our corporate website to introduce parents to our commitment to education, network of schools and history. Our corporate website contains direct web links to each individual school and provides details of the innovative educational work undertaken by our educational team. Our school websites inform prospective parents about each individual school's curriculum, facilities, admissions process and why parents should choose the school for their children. Our websites include publications such as proprietary city guides and educational magazines which are only available to parents who register their interest with the school via the website.

        We have tailored each school's website to maximize effectiveness and ease of use. Our search engine optimization techniques generate a substantial number of visits to our website. We also identify and advertise on popular websites used by our target families.

  Parent Referrals

        Parent referrals are important for generating inquiries. We believe that prospective parents seek out parents of current and former students for their opinions on our schools, helping to convert inquiries to visits and applications. We encourage the parents of current and former students to speak positively about our schools and achieve this by providing high-quality education, communicating with and involving parents in our schools and seeking to place each of our schools at the center of its community. In our most recent parental surveys, more than 90% of our parents said that they would be happy to recommend our school.

        We create parental endorsement by making sure each of our schools is at the center of their community in three ways:

        Inclusive events for parents:    Each school holds regular events, which parents are encouraged to attend and at which they are able to interact with other parents. This is particularly important to the majority of our parents who are expatriates as the school becomes their primary route to social activities and inclusion in a new and often alien environment.

        Community events:    Each school runs events such as musical concerts and sports competitions which are open to the parents and students of other schools. We also invite influential individuals such as government officials, relocation agents and diplomatic staff to attend. These events demonstrate educational leadership and showcase our schools to prospective parents and influential leaders in the community.

        Charitable activities:    We use initiatives such as our Nordstar community investment program to involve parents, teachers and students in local charitable activities. These activities demonstrate the school's role as a leader in the community and provide social opportunities for expatriate and local families.

  Relocation Agents

        Relocation agents who settle expatriate families in cities in which our schools are located are an important source of inquiries. We develop close relationships with these relocation agents through a variety of initiatives, such as hosting school visits, providing quality information on our schools and producing user-friendly materials they can share with their clients.

        In addition, we invite relocation agents to participate in the community events that the schools run. These events are a useful networking opportunity for relocation agents and also provide us with an excellent opportunity to showcase our schools.

  Employers

        In each of our markets, we have established relationships with major employers, such as multinational corporations and embassies. From our research, we know that parents consult their employers for school recommendations and information. In addition, we ensure these key personnel participate in the community events the school runs, providing us with an excellent opportunity to showcase our schools.

  Other Marketing Activities

        We supplement our marketing strategy with other targeted activities to further enhance our schools' reputation, promote awareness and generate inquiries, including:

        Promotional materials:    We use promotional materials such as school brochures, educational magazines and other publications to enhance our schools' reputations as high quality and leading academic institutions.

        Public Relations:    We create and distribute news stories such as our strong academic results and high-quality school facilities to promote our schools' profiles in the media.

        Conferences:    We demonstrate leadership in the world of education by speaking at conferences and sponsoring our own events. Nord Anglia Education employees speak at more than 100 conferences worldwide annually, while our executives speak at more than 50 conferences annually. Most active as public speakers are Andrew Fitzmaurice, our CEO, and Professor Deborah Eyre, our Education Director, who together speak at more than 30 events per year.

  Converting Inquiries

        Parents will typically draw up a shortlist of schools for their child and then physically visit these school campuses. Research conducted by Parthenon in 2011 with respect to our schools in Shanghai, China found that approximately 70% of parents did not have a clear first choice when visiting their shortlist of potential schools. Management of the school visit is therefore important and we have designed our systems carefully to help maximize the conversion ratio between visit and application.

        A parent's perception of a school's academic quality is frequently the key factor in school selection. Based on research conducted by Parthenon in 2011, we found that the main criteria parents use to assess academic quality are teacher quality (40% of parents indicate it is the most important factor) and work of other students they observed during their visit (20% of parents indicate it is the most important factor). We therefore manage the visit to provide adequate time for parents to interact with the actual teachers who will educate their child and also ensure we showcase the excellent work produced by current pupils.

        Each of our schools has a dedicated admissions and marketing team that works closely with the principals during the student recruitment process in order to maximize the conversion of inquiries and visits to enrollments. Our marketing and admissions teams typically have prior education industry experience and are chosen through a highly selective hiring process. In order to ensure that we achieve high conversion rates, our admissions managers participate in proprietary training programs which provide them with the necessary skills to maximize their effectiveness.

  Retention

        We are focused on retaining our students. Once a student has enrolled at one of our schools, the school's teaching staff and principal are responsible for ensuring that the student receives a premium education and remains enrolled.

        To this end, we track the number of students who leave for reasons other than those outside of our control such as graduation or family relocation. Over the last two years we have lost an average of only 3% of our total number of students per year for reasons related to academic quality, student needs or tuition levels, based on parent responses to our exit surveys. We monitor the number of students leaving on a weekly basis and take immediate corrective action on any weaknesses identified for each school.

  Visibility

        In addition to high levels of visibility in relation to the financial performance for the current fiscal year, we are able to forecast enrollments for the following fiscal year with a certain degree of confidence. Our average student tenure in the last three years has been 3.5 years, which means that approximately 72% of the students re-enrolled for the following academic year. By analyzing inquiries and visits, we can gauge likely enrollment trends for each school. This visibility is an important tool in our budgetary process, most notably for the recruitment of additional teachers and planning capacity.

Our Teaching, Administrative, Regional and Central Support Staff

        As of August 31, 2013, we had 3,548 full-time equivalent employees. Our schools had 3,189 full-time equivalent employees, of whom 2,319 were teaching staff, 839 were school administration and management and 31 were regional support. Our learning services business had 304 full-time equivalent employees. In addition, we had 55 Group Central Support staff. The table below shows our full-time equivalent employees by category of activity as of August 31, 2012 and 2013:

	Full-time equivalent employees
	2012	2013
Teachers and Teacher Support	1,436	2,319
School Support	540	839
Regional Support	21	31
Learning Services	339	304
Group Central Support (Globally)	44	55

Total	2,380	3,548

        As of August 31, 2011, we had 2,164 full-time equivalent employees. A breakdown of employees as of August 31, 2011 by category of activity is unavailable.

        The table below shows our full-time equivalent employees by geographic location as of August 31, 2012 and 2013:

	Full-time equivalent employees
	2012	2013
China(1)	831	1,033
Europe	939	1,032
Middle East/South East Asia	610	1,026
North America	—	457

Total	2,380	3,548

(1)
Includes Hong Kong.

        A breakdown of employees as of August 31, 2011 by geographic location is unavailable.

        We place particular importance on recruiting teachers who are appropriately qualified and experienced. We generally require our teachers to have formal teacher qualifications, such as a Post Graduate Certification in Education or its equivalent, and at least two years of teaching experience. We expect all employees to share our commitment to help "each individual child to become the best they can be" which is in keeping with our high performance culture. We have typically had an adequate number of highly qualified candidates to fill our principal and teacher positions. Candidates are attracted to our reputation, commitment to high-quality education, established international presence and financial strength. In addition, we offer a compensation package that is typically equivalent to the remuneration of similarly qualified personnel in the United Kingdom and competitor schools in the markets in which we operate, which frequently includes a housing allowance and other benefits, such as healthcare and home-leave.

        None of the employees in our schools is subject to collective bargaining agreements and we do not continue to employ those who are unable to meet our standards. As of August 31, 2013, 92 of our learning services employees were subject to collective bargaining agreements.

  Outstanding Teachers for Outstanding Schools

        In our drive to align our recruitment practices with our desire to be the leading global premium education company, we launched the Outstanding Teachers for Outstanding Schools project ("OTOS") across our network in August 2012. The scope of the OTOS project includes: attracting premium candidates, maintaining an outstanding process and administration for recruitment, ensuring selection of quality candidates and enhancing levels of successful recruitment. We believe the project will drive improvement and best practice in each of these areas.

  Staff Development

        We are committed to supporting our teachers to be the best that they can be. Through Nord Anglia University, we provide on-going professional development for our principals, senior and middle leaders and classroom teachers, in the form of online, in-school and face-to-face training and support. This program is vital to ensure that we attract and retain the best possible academic faculty. Nord Anglia University offers the following:

•
Executive Leadership Program:  An online and face-to-face comprehensive executive leadership program for all school principals, which develops academic and commercial capabilities. The program includes individual mentoring and is independently accredited by the Windsor

    Leadership Trust, a leading organization dedicated to providing opportunities for leaders to develop their own leadership wisdom and insight.

•
Senior Leadership Program:  An online and face-to-face experience, including two residentials and an in-school action research project, to develop all of our heads of primary and secondary and our vice-principals. This program has specifically been developed to enable career progression and development to more senior posts as well as providing a firm foundation for all of our senior leaders to be successful in their current roles.

•
Middle Leadership Program:  An online and face-to-face program to develop current high-performing middle leaders, such as academic department heads, for future senior leadership posts. Like the senior and executive leadership programs, this 6-month experience offers residentials, online study, coaching and the opportunity to complete an in-school action-based research project.

•
International Staffroom:  A proprietary online portal for the development of all teaching staff. Both external experts and our own staff with relevant expertise are used to enhance high-quality teaching and to share best practice teaching methods throughout the organization.

        As professionals, teachers are particularly focused on continuous professional development which we are able to provide through initiatives such as Nord Anglia University. The opportunity to receive ongoing professional development and keep up to date with professional practice is not always available in international schools and is a key differentiator in our ability to attract talent.

Competition

        The local market for premium schools in each of the cities where we operate is highly fragmented and competitive. All of our schools face competition from other private premium schools, including schools that use the English National Curriculum and schools that use curricula based on other educational traditions. We also compete with other school operators for acquisition opportunities. There are significant barriers to entry in the premium schools market, which include:

  •
  the lead time required to build brand recognition and reputation, both locally and globally;

  •
  the challenges faced by unproven operators in securing government licenses and regulatory approval in some jurisdictions;

  •
  in many markets, the scarcity of real estate in the most desirable areas to establish a sizeable campus with the comprehensive and high-quality facilities expected of premium schools;

  •
  property developers and landlords facing substantial capital expenditure commitments when building premium school facilities and thus increasingly requiring tenants in good financial standing and with strong track records in operating schools; and

  •
  the tendency of students to stay enrolled in the same school until they graduate, or, in the case of expatriates, until their parents complete their overseas assignments.

        Although we benefit from these barriers to entry in the markets in which we operate, some of these barriers may make it difficult for us to enter new markets. In addition, competitors that are able to devote greater resources than we can to overcoming barriers to entry it may have an advantage over us.

        We believe that premium schools compete based on:

  •
  their reputation and brand recognition;

  •
  the quality of education they provide;

  •
  the curricula they use;

  •
  their ability to recruit and retain students;

  •
  their ability to recruit and retain principals and teaching staff;

  •
  their ability to identify and secure locations;

  •
  the overall quality of the educational experience they provide and their relationships with parents; and

  •
  the strength of their relationships with educational authorities and other key stakeholders, such as real estate developers.

Information Technology Systems and Management

        Our information technology platform enables our executive team, regional management, school principals and teachers to monitor and engage in timely decision-making based on data relating to key operating metrics. We use project management and Information Technology Information Library systems to support the high quality and timely delivery of our technology services across our schools and offices. We recently upgraded our technology infrastructure, migrating many processes to cloud delivery from a datacenter.

        We use an information technology system to track students' academic progress, our student recruitment process and to manage billing. We have tailored a platform encompassing a number of management information systems that feed to a data warehouse where information is extracted and reported to meet our own specific requirements. This platform is designed to deliver the best outcomes for each individual student by tracking performance at a student and subject specific level. We believe that the key benefits of this platform include the ability to:

•
maximize individual student performance;

•
implement accountability at a student, teacher, year group, subject group and overall school level;

•
encourage parental involvement and ownership of students' academic objectives; and

•
maintain comprehensive benchmarking within and among schools.

        In addition, we employ a suite of virtual learning applications based around Moodle 2.3, with Global Classroom being a flagship product available to all of our schools.

        For contract management, revenue recognition and billing in relation to our customer contracts, we use Navision and Great Plains feeding into TM1 data management. To support the planning and oversight of the design, development and construction of new schools and expansion of capacity at existing schools, we use a commercial project management software application.

        Our infrastructure is managed and monitored by a team of technology professionals, both in-house and outsourced.

Intellectual Property

        We have applied for or registered trademarks relating primarily to our logos and names, including "Nord Anglia," "British Schools of America," and "British American School" in various jurisdictions. We do not own the rights to the name "The British International School" in any jurisdiction, and any organization that meets certain accreditation requirements can use this name.

Properties

        Our headquarters are located at Level 27, World-Wide House, 19 Des Voeux Road, Central in Hong Kong, where we lease 5,284 square feet. We continue to operate in four locations in the United Kingdom, two of which are for our learning services business. We believe that these facilities currently meet our needs and that, to the extent necessary, replacement space is or would be available on acceptable terms. We lease most of our current school facilities under long-term leases. The table below summarizes the main operating leases for each of our schools:

School	Termination Date*	Area†
China
The British School of Beijing (Sanlitun, Beijing, China)	2014/2023	8,032 m2
The British School of Beijing (Shunyi, Beijing, China)	2029	21,439 m2 (2)
The British International School Shanghai (Pudong, Shanghai, China)	2022	25,413 m2 (3)
The British International School Shanghai (Puxi, Shanghai, China)	2025/2036	24,668 m2 (4)
The British School of Guangzhou (Guangzhou, China)	2017 or upon 2 years notice by landlord(1)	41,776 m2
Europe
Collège Alpin Beau Soleil (Villars-sur-Ollon, Switzerland)	2035/2027	1,900 m2 (5)/1,473 m2
Collège Champittet (Lausanne, Switzerland)	2026	48,971 m2
Collège Champittet (Nyon, Switzerland)	2017	3,376 m2
La Côte International School (Switzerland)	2015/2039	2,013 m2/9,350 m2 (6)
The English International School Prague (Prague, Czech Republic)	2032	27,328 m2
The British School Warsaw (Warsaw, Poland)	2030/auto-renew	7,900 m2(7)/1,048 m2 (8)
The British International School Bratislava (Bratislava, Slovakia)	2016/2039	729 m2/20,124 m2
The British International School Budapest (Budapest, Hungary)	2039	16,944 m2
International College Spain (Madrid, Spain)	2026	34,654 m2
ME/SEA
The British International School (Abu Dhabi, UAE)	2014/2019	19,440 m2
Compass International School, Doha (Gharaffa, Doha, Qatar)	2014	9,427 m2
Compass International School, Doha (Madinat Khalifa, Doha, Qatar)	2022	9,550 m2
Compass International School, Doha (Al Rayyan, Doha, Qatar)	2024	5,650 m2
Compass International School, Al Khor (Al Khor, Qatar)	N/A	16,896 m2
Regents International School Pattaya (Pattaya, Thailand)	2037	81,560 m2
St Andrews International School Bangkok (Bangkok, Thailand)	2038	17,042 m2

School	Termination Date*	Area†
North America
The British School of Washington (Washington, D.C., U.S.A.).	2019	10,368 m2
The British School of Boston (Boston, Massachusetts, U.S.A.).	2017/2020	4,069 m2/2,455 m2
The British School of Houston (Houston, Texas, U.S.A.).	N/A	59,422 m2
The British School of Chicago (Chicago, Illinois, U.S.A.).	2015/2016/2017/2023	176 m2/354 m2/ 218 m2/7,702 m2
The British American School of Charlotte (Charlotte, North Carolina, U.S.A.).	2021	5,041 m2
World Class Learning Academy, New York (New York, New York, U.S.A.).	2025	6,039 m2

*
More than one date indicates the termination date of multiple leases.

†
Unless otherwise indicated, includes the area of school buildings and school grounds.

(1)
The landlord has agreed to provide a 20,000 m2 plot in an adjacent area should the landlord terminate the lease.

(2)
Buildings only. The school grounds are 33,300 m2.

(3)
Buildings only. The school grounds are 72,517 m2.

(4)
Buildings only. The school grounds are 50,728 m2.

(5)
Buildings only. The school grounds are 7,999 m2.

(6)
Buildings only. The school grounds are 8,060 m2.

(7)
Buildings only. The school grounds are 16,938 m2.

(8)
Buildings only. The school grounds are 5,557 m2.

Litigation

        From time to time, we are party to legal proceedings in the various jurisdictions in which we operate.

        On March 19, 2013, we offered $100,000 to buy out the remainder of the lease of a tenant who occupies a portion of the ground floor of the building that houses our school in Chicago. The tenant changed the amount in the offer letter to $610,500, signed the letter and returned it to us. We did not countersign the amendment. On May 7, 2013, the tenant filed suit against The British School of Chicago and other parties for anticipatory repudiation of agreement, breach of lease, tortious interference with prospective business expectancy and other causes of action. The plaintiff sought damages of $22.7 million and other relief. On October 21, 2013 the court dismissed the claims and allowed 28 days for the tenant to file an amended claim for tortious interference with a prospective business expectancy against The British School of Chicago. The plaintiff filed an amended claim on November 18, 2013 seeking $22.7 million in damages and we filed a motion to dismiss on December 23, 2013. The plaintiff filed a response to this motion on January 31, 2014. We intend to file a reply in February 2014.

        Based on the status of the proceeding described above and the information currently available, we do not believe that the outcome of this proceeding will materially adversely affect our business, financial condition or results of operations.

REGULATION

        Our schools are subject to regulation by national and local authorities under applicable law. Most of our premium schools are subject to regular inspections by national or local education authorities.

China

        China regulates the education services industry at central and provincial levels. The highest executive organ of the central government of China is the State Council, and we are regulated by several ministries and agencies under its authority, including the Ministry of Education ("MOE") and the Ministry of Civil Affairs ("MCA"), and their respective local counterparts.

  The Education Law

        In 1995, the National People's Congress enacted the Education Law, which established the fundamental principles relating to the educational system of China at all levels, from preschool through higher education, a system of nine year compulsory education and a system of education certificates. Under this legislation, the government formulates plans for the development of education and establishes and operates schools and other educational institutions.

  Regulation of International Schools in China

        International schools in China (like The British International School Shanghai, The British School of Beijing and the British School of Guangzhou) are regulated under the Interim Regulations Concerning the Establishment of Schools for the Children of Expatriates issued by the MOE on April 5, 1995 ("Interim Regulations").

        Under the Interim Regulations, the establishment of international schools requires approval from the MOE with prior verification by the MOE's local counterpart at the provincial or municipal level. Our international schools in Beijing, Shanghai and Guangzhou have obtained such approval from the MOE. The approval authority has been delegated to MOE's local counterpart at the provincial level pursuant to the Decision of the State Council on the Sixth Batch of Cancelled and Amended Administrative Examination and Approval Items issued by the State Council of the PRC on September 23, 2012.

        From the date of MOE approval, our international schools attained legal person status and could assume civil liabilities. International schools are permitted to admit only the children of parents holding a foreign passport and having a legal residence in China.

        The Interim Regulations impose various criteria and restrictions on the establishment and operation of international schools. For example:

•
only foreign individuals with legal residence in China or the following entities can apply to establish an international school: foreign institutions registered in China, wholly foreign owned enterprises duly established in China or international organizations' institutions in China; and

•
the establishment and operation of an international school is subject to approval by the MOE.

        The Tentative Administrative Measures on the Registration of Civil Non-enterprise Entities issued by the State Council on October 25, 1998 require all civil non-enterprise entities to register with the local civil affairs authorities. It is commonly understood that international schools are civil non-enterprise entities as defined under these measures and, under these regulations, our schools in Shanghai, Beijing and Guangzhou could be required to register with the Shanghai Civil Affairs Bureau, the Beijing Civil Affairs Bureau and the Guangzhou Civil Affairs Bureau, respectively. See "Risk Factors—Risks Related to the Jurisdictions in which We operate—Our schools in Guangzhou and Shanghai have not registered with the local Civil Affairs Bureau, which could subject the schools to enforcement actions resulting in sanctions, including a suspension of our operations."

  Regulation of Transfers of Foreign Exchange

        The transfer of foreign currency from within China to persons offshore is regulated by the State Administration of Foreign Exchange ("SAFE") under the Regulations on the Administration of Foreign Exchange of the People's Republic of China. Under these regulations, these transfers require the approval of the competent office of SAFE. In the event of a transfer offshore of foreign exchange made in violation of these regulations, the competent office of SAFE may request that such foreign exchange be returned onshore within a time period specified by it and may also impose a fine. If imposed, the fine would be an amount less than 30% of the amount of foreign exchange improperly transferred. If the non-compliance is serious (the rules do not set forth criteria for determining which violations are serious), then a fine of up to 100% of the amount of foreign exchange improperly transferred may be imposed.

        In addition, the Administrative Measures on the Settlement, Sale and Payment of Foreign Exchange, which were issued in June 1996, require that revenues of onshore entities received offshore in foreign exchange must be remitted onshore timely. In the event that such foreign exchange revenues are not remitted onshore timely, the competent office of SAFE may request that such foreign exchange revenues be remitted onshore within a time period specified by it and may also impose a fine and/or confiscate illegal gains.

Europe

        In contrast to China, regulation of private schools such as ours in countries in which we operate in Europe is quite limited, except as described in the country sections below. There is a relatively simple registration regime for private schools, which is not focused on operations or curriculum, and there are few, if any, restrictions on fees. In addition, all of these countries are part of the European Union, which greatly facilitates the applicable administrative formalities.

  Poland

        Under Polish law, all private primary schools ("szko?a podstawowa") and junior high schools ("gimnazjum"), including Grades 1 through 9, must have equal status with Polish public schools. To this end, private primary schools and junior high schools must comply with terms and conditions established by Polish law, unless the Minister of Education gives a special authorization permitting exceptions from such terms and conditions. Private schools are registered by the local authorities. In the case of our primary school, junior high school and high school in Poland, the competent local authority is the President of the capital city of Warsaw. Our primary school, junior high school and high school are duly registered with the registry of non-public schools and institutions maintained by the President of the capital city of Warsaw. The Minister of Education has given our junior high school and high school special authorizations allowing them to employ foreign teachers and teach the English National Curriculum.

        We operate our school in Poland as a limited liability company.

  The Czech Republic

        Our school in Prague, the English International School Prague, operates as a corporation under various licenses, including those covering specialized retail operations and English language teaching. All licenses are in full force and effect and are issued for an indefinite period.

        The English International School Prague operates as a foreign school established by a foreign legal entity and is not registered in the Czech registry of schools. This precludes the school from obtaining government subsidies. In 2000, the Czech Ministry of Education ruled that Czech students at the school may fulfill their mandatory school attendance requirements at the English International School Prague. In order for the Czech authorities to recognize the educational qualifications earned by students at the school, the students need to arrange with a Czech school to take Czech examinations for certain subjects. Studying at the English International School Prague is recognized by the Czech Ministry of Education as being equivalent to studying at a Czech secondary school for the purpose of the Czech pension insurance and state social security systems relating to compulsory education, so long as the grade levels overlap with Czech secondary school levels.

        The English International School Prague has the appropriate licenses to conduct its activities as well as a general uncertified license that covers the provision of various services, including extracurricular education and training, courses, seminars and lectures. These licenses are sufficient to operate an educational institution which is not a Czech school.

        We operate our school in the Czech Republic as a company and extract profits accordingly.

  Hungary

        Under Hungarian law, a nondomestic educational entity may operate in Hungary if it is validly accredited under the law of its home country. Our school in Budapest, the British International School Budapest is accredited with Edexcel International and the Examinations Board. In addition, British International School Budapest is registered with the Hungarian Minister of National Resources and has a valid license to carry on educational activities in Hungary.

        British International School Budapest is a separate legal entity established under Hungarian Act No. LXXIX of 1993 on Public Education, and was founded and is operated by the British International School Foundation. The British International School Budapest holds an operating permit granted by the Ministry of Education (now Ministry of National Resources).

  Slovakia

        Under the laws of Slovakia, a private school can be established only if it forms part of a school system and the Ministry of Education has determined that it has been integrated into that school system. These requirements have been met by our school in Bratislava. British International School Bratislava operates as a legal entity on a not for profit basis and the founder has no right to dividends or similar distributions from the school. Under Slovak law, any use of profits from school fees is limited to operational expenses, financing of salaries, including insurance payments for mandatory public health insurance, social insurance, contributions for pension savings, modernization of educational facilities, the development of the school, solving of emergency situations and the improvement of the quality of the services provided by it.

        The British International School Bratislava has received approval by the Ministry of Education for the integration into the network of schools and educational facilities in Slovakia Republic for the private primary school, nursery and private high school. The British International School Bratislava is duly registered with the statistical office.

  Spain

        Education is acknowledged to be a fundamental right in the 1978 Spanish Constitution (Constitución Española), the main terms of which are set forth in two organic laws: (i) Organic Law on the right to education (Ley Órganica 8/1985, de 3 de julio, reguladora del derecho a la educación), which develops the basic rights and principles set forth in the Spanish Constitution regarding education, such as the right to receive an education, parents' right to choose their children's educational centre, parents' freedom of association, etc.; and (ii) Organic Law on Education (Ley Órganica 2/2006, de 3 de mayo, de Educación), which, on the basis of the principles of offering universal quality education cooperation at all levels and achieving the European Union's goals in the education sector, sets forth the main organization and planning of school-level education, teachers, educational centers, inspection and the allocation of public sector resources.

        Spanish privately-owned foreign schools, as is International College Spain, S.A.U., are regulated under the Royal Decree 806/1993 (Real Decreto 806/1993, de 28 de mayo, por el que se regula el régimen de los centros docentes extranjeros en España, hereinafter, the "Royal Decree").

        In order to carry out their business in Spain, the aforementioned schools must obtain an opening and functioning authorization from the Spanish education authorities. Once obtained, they must register within the Public Registry of Schools and are subject to inspection by the Spanish education authorities.

        In order to obtain the foregoing authorization, foreign privately-owned schools must satisfy, along with certain basic Spanish requirements (such as adequate hygiene and safety conditions at the school premises), the legal requirements set forth by their domestic education authorities in order for the education received to be officially valid in their country, which shall be proved to the Spanish education authorities generally by means of a certificate issued by their relevant domestic authorities or their diplomatic representation in Spain (such as the Embassy or Consulate).

        In addition, in order to be able to teach Spanish students, pursuant to the Royal Decree, the teaching of the foreign educational curriculum must be completed with certain Spanish-specific contents.

  Switzerland

        Under Swiss law, operating and teaching in a private boarding school is subject to authorization in accordance with applicable provisions of both Swiss federal and cantonal law regarding, in particular, the protection of minors and private education. Our schools in the canton of Vaud operate under the supervision of the cantonal authority, the Department of Education and Youth. The authorization for the director to operate a private boarding school and the authorizations for the teachers to teach in the school are individual. The direction of the private school must confirm to the competent authority that all teachers meet the requirements. The Vaud Department of Education and Youth can verify, if necessary by examinations, that the education provided in a private school is at least equivalent to the education received in public schools.

        We operate our schools in Switzerland as a company and extract profits accordingly.

ME/SEA

  Abu Dhabi, United Arab Emirates

        The Abu Dhabi Education Council ("ADEC") regulates education institutions based in the Emirate of Abu Dhabi and has developed minimum standards for non-government schools.

        A proprietor intending to establish a new non-government school in Abu Dhabi must make an application to ADEC, in order to obtain a provisional license. Under the laws of the Emirate of Abu Dhabi, all private schools are required to register with the ADEC and to allow inspections of their sites. BISAD registered accordingly and obtained such a license, allowing the school to open on September 6, 2009.

        BISAD must continue to demonstrate on-going compliance with ADEC's By-Laws for Non-Government Schools in order to qualify for annual license renewal. In order to assess whether a school meets the criteria, a team from ADEC inspects the school approximately every two years and compiles a report based on the school's performance against nine inspection standards. ADEC also requires each licensed, non-government school to prepare an annual report to publicly disclose the school's educational, financial performance and other policies of the school, as identified by the Director-General of ADEC.

        The ability for BISAD to increase tuition fees is restricted by law. The Ministerial Resolution No. (4592) of 2001 on the Executive Regulation of the Federal Law (28) of 1999, Concerning Special &

Further Education as amended by Ministerial Resolution No. 203/1 of 2008 on the Controls of Private School Fees Increase (the "Resolution") governs the ability of private schools to increase their tuition fees. Broadly, the Resolution limits the rate of increase to: (i) between 5% and 10% in the event that one year has lapsed since the last approved increase; (ii) between 10% and 20% in the event that two years have lapsed since the last approved increase; and (iii) between 20% and 30% in the event that three years have lapsed since the last approved increase. Authority to approve increases within these limits has been delegated from the Ministry of Education to ADEC. Any proposed increase must be justified on grounds such as the improvement of student services, development of school buildings or the incorporation of new technology into teaching methods.

        We entered into a definitive agreement to acquire the 49% equity interest in BISAD owned by our parent in September 2012 and completed the acquisition in February 2014. In accordance with the provisions of the UAE Federal Commercial Companies Law No. 8 of 1984 (the "Law"), the shares of a UAE partner in a limited liability company ("LLC") should not be less than 51% at all times. Although the Law provides that the capital of an LLC should be divided into equal shares and further confirms that the profits and losses shall be equally divided amongst the shares, it qualifies this general provision by stating "unless otherwise stipulated in the memorandum of association". It has been a widely accepted practice to provide in the memorandum of the LLC that the profits and losses of an LLC will be shared in a ratio different to that of the shareholder's stake.

  Qatar

        The regulation and supervision of schools in Qatar is the ultimate responsibility of the Ministry of Education and the Supreme Education Council (the "SECQ"). The legal and regulatory regime distinguishes between two classes of schools—namely government schools which are directly controlled by the Qatari authorities and which offer free-of-charge schooling to all children in Qatar who hold Qatari nationality and are governed by Public Schools Law, and the private sector, which includes our operations in Qatar. Private and independent schools in Qatar are governed by Qatari Law No. 11 of 2006 Regarding Independent Schools and the Private Schools Law, as well as regulations issued by the SECQ. These regulations govern matters such as licensing and inspection. The ability of our schools in Qatar to increase tuition fees is subject to the approval of the SECQ. Each of our schools is required to submit to the SECQ a schedule containing all fees it wishes to charge students enrolling at the schools, and such fees schedule must be approved by the SECQ prior to being adopted by the schools. Any changes to the fees schedule must be approved by the SECQ.

  Thailand

  Regulation of Private Schools in Thailand

        A private school business must be conducted in accordance with the rules and procedures specified in the Private Schools Act B.E. 2550 (2007) (subsequently amended by the Private Schools Act (No.2) B.E. 2554 (2011) (the "Private Schools Act"), which has replaced the Private Schools Act B.E. 2525 (1982). The Private Schools Act reforms the previous supervisory system to promote self-management. The Office of the Private Education Promotion Board, under the supervision of the Office of the Permanent Secretary for Education, is responsible for the supervision of our school in Thailand. The monitoring, evaluation and standards that a private school is expected to comply with in Thailand are the same as those for Thai public schools.

        The Private Schools Act requires that a private school must hold a school permit in order to operate. One of the main conditions for obtaining a permit to operate a school through a private limited company under the Private Schools Act is that not less than half of the total number of shares and shareholders must be Thai persons.

        Under the Private Schools Act, there are two separate entities which comprise the school: (i) the school entity and (ii) the permit holder (our Thai school company) that owns the school entity. As the school entity is a separate entity from the permit holder, it is managed by the school board under the school charter (which sets out the basis on which the school should be operated). Our Thai school company, as permit holder, is the school entity's authorized representative and a member of the school board.

        Currently, our school in Thailand holds a school permit under the Private Schools Act, a school board has been appointed and a school charter is in place.

  Regulation of Transfers of Foreign Exchange

        Thai foreign exchange controls are administered by the Bank of Thailand on behalf of the Ministry of Finance, pursuant to the Exchange Control Act B.E. 2485 (1942). The Bank of Thailand has granted commercial banks and certain other entities the authority to conduct foreign exchange transactions as authorized agents of the Bank of Thailand. The Bank of Thailand instituted measures in 1998 to restrict certain foreign exchange related transactions by domestic financial institutions with non-residents of Thailand and to safeguard against instability and speculation in the domestic currency market.

        The outward remittance from Thailand of dividends after payment of the applicable Thai taxes, if any, may be made without the requirement to file a specified form to the relevant authorized agent if the amount is less than $50,000 (or the equivalent amount in the relevant currency) per remittance. If the amount is $50,000 or above (or its equivalent in the relevant currency), a specified form must be submitted to the authorized commercial bank together with documents or evidence as to the particular transaction. Dividends paid to a non-resident must be converted into foreign currency prior to the outward remittance from Thailand.

North America

  United States

        Schools in the United States are subject to national, state and local regulations and licensing requirements. We have policies and procedures in place to assist in complying with such regulations and requirements. These regulations and the administrative bodies in charge of these regulations vary from jurisdiction to jurisdiction and may apply differently within the same jurisdiction to elementary, middle school and high schools. In most jurisdictions, these agencies conduct scheduled and unscheduled inspections of the schools and licenses must be renewed periodically.

        Most jurisdictions establish requirements for background checks or other clearance procedures for new employees of schools. Repeated failures of a school to comply with applicable regulations can subject the school to sanctions, which might include probation or, in more serious cases, suspension or revocation of the school's license to operate and could also lead to investigations of our other schools located in the same jurisdiction. In addition, this type of action could lead to negative publicity extending beyond that jurisdiction and potentially affecting our other locations. We believe that our operations are in substantial compliance with all material regulations applicable to our business. However, there is no assurance that a licensing authority will not determine a particular school to be in violation of applicable regulations and take action against that school and possibly other schools in the same jurisdiction. In addition, there may be unforeseen changes in regulations and licensing requirements, such as changes in the required ratio of child center staff personnel to enrolled children that could have a material adverse effect on our operations. States in which we operate routinely review the adequacy of regulatory and licensing requirements and implement changes, which may significantly increase our costs to operate in those states.

 MANAGEMENT

Directors and Executive Officers

        The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position/Title
Directors
Alan Kelsey	64	Chairman
Andrew Fitzmaurice	53	Chief Executive Officer and Director
Graeme Halder	51	Chief Financial Officer and Director
Jack Hennessy	44	Director
Kosmas Kalliarekos	49	Director
Executive Officers
Professor Deborah Eyre	60	Education Director
Philippe Lagger	45	Corporate Development Director
Nicola Duggan Redfern	45	Group Human Resources Director

        Alan Kelsey has served as a member of our board of directors since November 2003 and became the chairman in January 2005. Prior to joining us, Mr. Kelsey had more than 30 years' experience in the investment banking industry and commerce. Mr. Kelsey was the group corporate development director at National Express Group PLC, where he served as one of three executive directors between 1996 and 1998. Also, Mr. Kelsey served as the senior independent director at PD Ports PLC (2004 to 2006) and at Stobart Group Ltd. (2011 to 2013). In March 2013 he was appointed Chairman of Explore Learning. Mr. Kelsey has a BA and MA from Oxford University and is a fellow of the Institute of Logistics and Transport. In addition, Mr. Kelsey is a trustee of the Prince's Teaching Institute.

        Andrew Fitzmaurice has served as our chief executive officer and as a member of our board since April 2003. From March 2000 until March 2003, Mr. Fitzmaurice served as chief executive officer of easyCar.com, an international online automobile rental company. Prior to his tenure at easyCar.com, Mr. Fitzmaurice spent 13 years at TNT Express UK where he served in a variety of positions, including as division managing director. Mr. Fitzmaurice graduated from the University of Wales Cardiff, Magna Cum Laude, with a degree in economics.

        Graeme Halder has served as our chief financial officer since October 2010. Mr. Halder has more than 20 years' experience serving as a director and chief financial officer of both privately held and publicly listed companies with turnover ranging from $75 million to $3 billion in sectors including hospitality and leisure, retail and security services. Prior to joining us, Mr. Halder was the interim chief financial officer of Camco International, an AIM listed company with operations in China, Southeast Asia, Russia, Africa and the United States. For four years, Mr. Halder served as chief financial officer of Command Security Corporation, a NASDAQ quoted company with offices throughout the US. Mr. Halder has been an Associate Chartered Accountant since 1987.

        Jack Hennessy has served as a member of our board of directors since August 2008. Since January 2001, Mr. Hennessy has served as a managing director of Baring Private Equity Asia Pte. Ltd., where he also serves as a member of the investment committee and portfolio management committee. Mr. Hennessy graduated from Monash University in Australia with degrees in engineering and science and received an M.B.A. from INSEAD.

        Kosmas Kalliarekos has served as a member of our board of directors since August 2008. Since 2008, Mr. Kalliarekos has served as a managing director of Baring Private Equity Asia Limited, where he also serves as a member of the portfolio management committee. Prior to joining Baring Private Equity Asia Limited, Mr. Kalliarekos was a founding member, senior partner and member of the executive committee of Parthenon, where he founded and headed the Global Education Industry Center of Excellence. Mr. Kalliarekos graduated from The Wharton School of Business at the University of Pennsylvania and received an M.B.A. with high distinction from Harvard Business School.

        Professor Deborah Eyre has served as our Education Director since December 2010 and as our senior educational consultant for the previous two years. Prior to working with Nord Anglia Education, Professor Eyre was Director of the UK government's flagship National Academy for Gifted and Talented Youth (NAGTY), based at the University of Warwick, and responsible for gifted education policy in all English schools (2002 to 2008). Between 1997 and 2002, Professor Eyre served as Deputy Dean at the Oxford Brookes University Institute of Education responsible for research, post-graduate teaching and enterprise activity. During her career, Professor Eyre has worked in a wide variety of educational positions and has advised governments and educational foundations in Hong Kong, South Africa, Kingdom of Saudi Arabia and Singapore on K-12 education. She is a Visiting Senior Research Fellow at the University of Oxford and has an Honorary Professorship at University of Warwick.

        Philippe Lagger has served as our Corporate Development Director since January 2010. Mr. Lagger joined Nord Anglia Education in September 2009 as Managing Director for Collège Champittet. Prior to that, from January 2006 to June 2009 he was Investment Director with the private equity firm Lydian Capital, where he generated and led initiatives in the education, food and leisure sectors. Mr. Lagger started his career in Ciba Specialty Chemicals in Switzerland and India and then became a member of the Tetra Laval Group's M&A team from February 2000 to December 2005. Mr. Lagger earned an MSc from the Swiss Federal Institute of Technology and an MBA from the International Institute for Management Development in Lausanne, Switzerland.

        Nicola Duggan Redfern has served Nord Anglia Education since January 30, 2012. In her new role as Group Human Resources Director, based in Hong Kong, Ms. Duggan Redfern is responsible for leading the development, implementation of our human resources strategies across the group. Prior to joining us, Ms. Duggan Redfern worked for HSBC as the Regional Finance Head of Organization Development, working with a community of 2,500 across 22 countries in the Asia Pacific region, as well as the global lead on a number of "people change" projects for the group. Prior to that Ms. Duggan Redfern was the Human Resources Director of a creative arts tertiary institute in Singapore, the ASEAN recruitment lead for IBM, Singapore, and held numerous HR-related roles with Flight Centre in their head office in Brisbane, Australia. Ms. Duggan Redfern graduated with a BSc (Hons) degree in Psychology from the University of Stirling, Scotland.

        The business address for each of our executive officers and directors is Level 27, World-Wide House, 19 Des Voeux Road, Central, Hong Kong.

Employment Agreements

        We have entered into employment agreements with our senior executive officers. Under these employment agreements, each of our executive officers is employed for a specified time period, subject to automatic extension unless either we or the executive officer gives a one-month prior notice to terminate such employment. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to certain crimes, negligence or dishonesty to our detriment and failure to perform the agreed-to duties after a reasonable opportunity to cure the failure. An executive officer may terminate his employment at any time with one-month prior written notice if there is a material reduction in his authority, duties and responsibilities or if there is a material reduction in his annual salary before the next annual salary review. Furthermore, we may terminate the employment at any time without cause upon advance written notice to the executive officer. These agreements do not provide for any special termination benefits, nor do we have other arrangements with these executive officers for special termination benefits.

        Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment, any confidential information, trade secrets and know-how of our company or the confidential information of any third party, including our variable interest entities and our subsidiaries, received by us. In addition, each executive officer has agreed to be bound by non-competition restrictions set forth in his or her employment agreement. Specifically, each executive officer has agreed not to, for a period of two years following the termination or expiration of the employment agreement, (i) carry on or be engaged or interested, directly or indirectly, as shareholder, director, employee, partner, agent or otherwise carry on any business in direct competition with our business; (ii) solicit or entice away from us, or attempt to solicit or entice away from us, any person or entity who has been our customer, client or our representative or agent or in the habit of dealing with us within two years prior to such executive officer's termination of employment; (iii) solicit or entice away from us, or attempt to solicit or entice away from us, any person or entity who has been our officer, manager, consultant or employee within 12 months prior to such executive officer's termination of employment; or (iv) use a name including the words "Nord Anglia" or any other words used by us in our name or in the name of any of our schools, in such a way as to be capable of or likely to be confused with our name or the name of our products.

Board of Directors

        Our board of directors currently consists of five directors and will consist of             directors effective upon the declaration of effectiveness of the registration statement of which this prospectus forms a part. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested as long as he or she has made a declaration of the nature of such interest and has not been disqualified by the chairman of the relevant board meeting. Our board of directors may exercise all the powers of our company to borrow money, to mortgage or charge its undertakings, property and uncalled capital, or any part thereof, and to issue debt, liability or obligation of our company or of any third party. We have determined that Alan Kelsey, Jack Hennessy, Kosmas Kalliarekos and            are independent directors for purposes of applicable NYSE rules relating to majority independent board requirements.

        A director must vacate his directorship if he resigns, becomes mentally unsound or dies, is absent from board meetings for six consecutive months without special leave from our board, becomes bankrupt or ceases to be a director under the law or is removed by our shareholders. A director may be removed by an ordinary resolution of our shareholders. Officers are selected by and serve at the discretion of the board of directors. The compensation of our directors is determined by the board of directors. There is no mandatory retirement age for directors.

Indemnification Agreements

        Our articles of association provide for indemnification of our directors against certain liabilities and expenses arising from their being a director. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors' Duties

        In summary, directors and officers owe the following fiduciary duties under Cayman Islands law:

•
duty to act in good faith in what the directors believe to be in the best interests of the company as a whole;

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duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

•
duty not to improperly fetter the exercise of future discretion;

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duty to exercise powers fairly as between different sections of shareholders;

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duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•
duty to exercise independent judgment.

        In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as "a reasonably diligent person" having both:

•
the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company; and

•
the general knowledge, skill and experience which that director has.

        As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

Committees of the Board of Directors

        We have established an audit committee, a compensation committee and a corporate governance and nominating committee. NYSE rules require each committee of our board to be fully independent within one year after our listing date. The composition of our audit and compensation committees will satisfy the full independence requirement in accordance with the phase-in schedule allowed by NYSE rules.

  Audit Committee

        Our audit committee consists of            ,             and            , and will be chaired by            . Messrs.             ,            and            satisfy the independence requirements of Section 303A of the Corporate Governance Rules of the NYSE. Messrs.             and            also satisfy the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company.

        The audit committee is responsible for, among other things:

•
selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•
reviewing with our independent auditors any audit problems or difficulties and management's response;

•
reviewing and approving all proposed related-party transactions;

•
discussing the annual audited financial statements with management and our independent auditors;

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reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•
annually reviewing and reassessing the adequacy of our audit committee charter;

•
such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•
meeting separately and periodically with management and our internal and independent auditors; and

•
reporting regularly to the full board of directors.

  Compensation Committee

        Our compensation committee consists of            ,             and            , and will be chaired by            . Messrs.             ,            and            satisfy the independence requirements of Section 303A of the Corporate Governance Rules of the NYSE. Messrs.             and            also satisfy the independence requirements of Rule 10C-1 under the Securities Exchange Act of 1934. Our compensation committee will assist the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.

        The compensation committee is responsible for, among other things:

•
approving and overseeing the compensation package for our executive officers;

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reviewing and making recommendations to the board with respect to the compensation of our directors;

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reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•
reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

  Corporate Governance and Nominating Committee

        Our corporate governance and nominating committee consists of            ,             and            , and will be chaired by            . Messrs.             ,             and            satisfy the independence requirements of Section 303A of the Corporate Governance Rules of the NYSE. Our corporate governance and nominating committee will assist our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees.

        The corporate governance and nominating committee is responsible for, among other things:

•
identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•
reviewing annually with the board the current composition of the board in light of the characteristics of independence, skills, experience and availability of service to us;

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identifying and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as the corporate governance and nominating committee itself;

•
advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•
monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation of Directors and Executive Officers

        Our directors and executive officers receive compensation in the form of annual salaries and bonuses. While we do not have a specific bonus plan setting the calculation of our annual bonuses, each director and executive officer is entitled to receive an annual discretionary bonus based upon his or her performance of such amount as shall be determined by the board of directors.

        In fiscal 2013, the total compensation we paid to our executive officers and directors was approximately $3.9 million. We had no share-based compensation. In fiscal 2013, we paid $0.2 million for pension, retirement or similar benefits for our executives officers and directors.

2014 Equity Incentive Award Plan

        Prior to completion of the offering, we intend to adopt the Nord Anglia Education, Inc. 2014 Equity Incentive Award Plan (the "2014 Incentive Plan"). The purpose of the 2014 Incentive Plan will be to promote our success and enhance our value by linking the individual interests of our non-employee directors, employees and consultants to those of our shareholders by providing such individuals with an incentive for outstanding performance to generate superior returns to our shareholders. The 2014 Incentive Plan will further be intended to provide us flexibility in our ability to motivate, attract, and retain the services of non-employee directors, employees and consultants upon whose judgment, interest and special effort we are largely dependent. The principal features of the 2014 Incentive Plan are summarized below.

  Share Reserve and Award Limits

        Under the 2014 Incentive Plan,            of our ordinary shares will initially be reserved for issuance pursuant to a variety of share-based compensation awards that may be awarded under the 2014 Incentive Plan. The maximum number of our ordinary shares that may be subject to one or more awards granted to any person pursuant to the 2014 Incentive Plan during any calendar year will be            and the maximum amount that may be paid in cash to any one person during any calendar year with respect to one or more awards payable in cash shall be US$            . Such maximums will not, however, apply to the extent that the deduction limitation set forth in Section 162(m) of the Internal Revenue Code of 1986 does not apply to us (because we are a foreign private issuer, are exempt under Section 162(m) transition rules or otherwise). In addition to the foregoing limits, no non-employee director will be granted awards pursuant to the 2014 Incentive Plan with an aggregate value (determined as of the date of grant under applicable accounting standards) in excess of US$            during any fiscal year.

  Types of Awards

        The types of awards we may grant under the 2014 Incentive Plan will include the options to purchase our ordinary shares at a specified price and in a specified period determined by our compensation committee. Under the 2014 Incentive Plan, we may also grant awards of our (1) restricted shares, (2) restricted share units, (3) performance awards, (4) dividend equivalents, (5) share payments, (6) deferred shares, (7) deferred share units and (8) share appreciation rights, under the terms and conditions determined by our compensation committee.

•
Share Options will provide for the right to purchase our ordinary shares at a specified price which, except as otherwise determined by the administrator, shall not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant's continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. The 2014 Incentive Plan will provide that share options may be granted for any term specified by the administrator that does not exceed ten (10) years. To the extent the share options are governed by US tax laws, the share options may be either "non-qualified share options" or "incentive share options." Incentive share options ("ISOs") will be designed in a manner intended to comply with the provisions of Section 422 of the Internal Revenue Code of 1986 and will be subject to specified restrictions contained in the Internal Revenue Code of 1986. Among such restrictions, ISOs will have an exercise price of not less than the fair market value of an ordinary share on the date of grant, will only be granted to employees, and will not be exercisable after a period of ten (10) years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2014 Incentive Plan will provide that the exercise price must be at least 110% of the fair market value of an ordinary share on the date of grant and that the ISO must not be exercisable after a period of five (5) years measured from the date of grant.

•
Restricted Shares may be granted to any eligible individual selected by the administrator and will be made subject to such restrictions as may be determined by the administrator. Restricted shares, typically, will be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. The 2014 Incentive Plan will provide that restricted shares generally may not be sold or otherwise transferred until restrictions are removed or expire. Recipients of restricted shares, unlike recipients of share options, will have voting rights and will generally have the right to receive dividends, if any, prior to the time when the restrictions lapse; however, in the sole discretion of the administrator, any extraordinary dividends will not be released until restrictions are removed or expire.

•
Restricted Share Units may be awarded to any eligible individual selected by the administrator, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. The 2014 Incentive Plan will provide that, like restricted shares, restricted share units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted shares, ordinary shares underlying restricted share units will not be issued until the restricted share units have vested, and recipients of restricted share units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied and the ordinary shares are released.

•
Performance Awards (including performance share units and performance cash bonuses) may be granted by the administrator in its discretion to any eligible individual, and may include, without limitation, restricted shares the restrictions with respect to which lapse upon the attainment of specified performance goals, restricted share units that vest and become payable upon the attainment of specified performance goals, share bonus awards that become payable upon the attainment of specified performance goals and other performance awards that vest or become exercisable or payable upon the attainment of one or more specified performance goals. The value of performance awards, including performance share units, may be linked to any one or more specified performance criteria or other specific criteria determined by the administrator, in each case on a specified date or dates or over any period or periods and in such amounts as may be determined by the administrator. Performance awards, including performance share unit awards, may be paid in cash or in ordinary shares or in a combination of cash and ordinary shares.

•
Dividend Equivalents will represent the value of the dividends, if any, per ordinary share paid by us, calculated with reference to the number of ordinary shares covered by the award. The 2014 Incentive Plan will provide that dividend equivalents may be settled in cash or ordinary shares and at such times as determined by the administrator.

•
Share Payments will be payments made to eligible individuals as authorized by the administrator in its discretion in the form of ordinary shares or an option or other right to purchase ordinary shares, and may be made as part of a deferred compensation or other arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to such eligible individual, and may be subject to a vesting schedule, including vesting upon the attainment of performance criteria, in which case the share payment will not be made until the vesting criteria have been satisfied.

•
Deferred Share Awards will represent the right to receive ordinary shares on a future date. The 2014 Incentive Plan will provide that deferred shares may not be sold or otherwise hypothecated or transferred until issued. Deferred shares will not be issued until the deferred share award has vested, and recipients of deferred shares generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the ordinary shares are issued. Deferred share awards generally will be forfeited, and the underlying ordinary shares will not be issued, if the applicable vesting conditions and other restrictions are not met.

•
Deferred Share Unit Awards will be awarded to any eligible individual selected by the administrator, typically without payment of consideration, but may be subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Each deferred share unit shall entitle the holder thereof to receive one ordinary share on the date the deferred share unit becomes vested or upon a specified settlement date thereafter. The 2014 Incentive Plan will provide that, like deferred shares, deferred share units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike deferred shares, deferred share units may provide that ordinary shares underlying the deferred share units will not be issued until a specified date or event following the vesting date. Recipients of deferred share units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied and the ordinary shares underlying the award have been issued to the holder.

•
Share Appreciation Rights ("SARs") may be granted in the administrator's discretion in connection with share options or other awards, or separately. SARs granted in connection with share options or other awards typically will provide for payments to the holder based upon increases in the price of our ordinary shares over a set exercise price. The exercise price of any SAR granted under the 2014 Incentive Plan generally will be at least 100% of the fair market value of a share of our common stock on the date of grant. There will be no restrictions specified in the 2014 Incentive Plan on the exercise of SARs or the amount of gain realizable therefrom, although the 2014 Incentive Plan will provide that restrictions may be imposed by the administrator in the SAR agreements. SARs granted under the 2014 Incentive Plan will be settled in cash or ordinary shares, or in a combination of both, at the election of the administrator.

  Eligibility

        The 2014 Incentive Plan will provide that awards may be granted to individuals who will then be our non-employee directors, employees or consultants or the non-employee directors, employees or consultants of certain of our subsidiaries; provided, however, that in the United Kingdom awards may be granted only to employees of our company or subsidiaries.

  Plan Administration

        The compensation committee of our board of directors (or other committee as our board of directors may appoint) will administer the 2014 Incentive Plan unless our board of directors assumes authority for administration. Notwithstanding the foregoing, our full board of directors acting by a majority of its members in office will conduct the general administration of the 2014 Incentive Plan with respect to awards granted to non-employee directors. The committee (or board of directors with respect to awards granted to non-employee directors) will determine the terms and conditions of each grant, including but not limited to, the exercise, grant or purchase prices, any performance criteria, any reload provision, any restrictions or limitations on the awards, vesting schedules, lapse of forfeiture restrictions or restrictions on the exercisability of the awards, any acceleration or waivers thereof, and any provision related to non-competition and recapture of gain on the awards.

  Award Agreements

        Awards granted under the 2014 Incentive Plan will be evidenced by award agreements that will set forth the terms, conditions and limitations for each award. Share awards may be evidenced by way of an issuance of certificates or book entries with appropriate legends. The certificates and book entry procedures may be subject to counsel's advice, stop-transfer orders or other conditions or restrictions where the plan administrator deems necessary to comply with the required laws and regulations.

  Transfer Restrictions

        The 2014 Incentive Plan will generally provide that awards granted under the 2014 Incentive Plan may not be sold, pledged, assigned or transferred in any manner other than by will or the laws of descent and distribution or, subject to the consent of the administrator, pursuant to a domestic relations order as defined by the Internal Revenue Code of 1986 or Title I of the Employee Retirement Income Security Act of 1974 or similar non-US law, unless and until such award has been exercised, or the shares underlying such award have been issued, and all restrictions applicable to such shares have lapsed.

  Forfeiture and Claw-Back Provisions

        The 2014 Incentive Plan will provide that the administrator will have the right to provide, in an award agreement or otherwise, or to require a holder to agree by separate written or electronic instrument, that: (1) (a) any proceeds, gains or other economic benefit actually or constructively received by the holder upon any receipt or exercise of the award, or upon the receipt or resale of any shares underlying the award, must be paid to the company, and (b) the award will terminate and any unexercised portion of the award (whether or not vested) will be forfeited, if (i) a termination of service occurs prior to a specified date, or within a specified time period following receipt or exercise of the award, or (ii) the holder at any time, or during a specified time period, engages in any activity in competition with us, or which is inimical, contrary or harmful to our interests, as further defined by the administrator or (iii) the holder incurs a termination of service for "cause" (as such term is defined in the sole discretion of the administrator, or as set forth in a written agreement relating to such award between us and the holder); and (2) all awards (including any proceeds, gains or other economic benefit actually or constructively received by the holder upon any receipt or exercise of any award or upon the receipt or resale of any shares underlying the award) will be subject to the provisions of any claw-back policy implemented by us, including, without limitation, any claw-back policy adopted to comply with the requirements of any applicable law, including without limitation the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder, to the extent set forth in such claw-back policy and/or in the applicable award agreement.

  Amendments or Termination

        The 2014 Incentive Plan will provide that our board of directors or the compensation committee, as applicable, may terminate, amend or modify the 2014 Incentive Plan at any time and from time to time. However, the 2014 Incentive Plan will generally require us to obtain shareholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange requirement), including in connection with any amendments to increase the number of shares available under the 2014 Incentive Plan (other than in connection with certain corporate events, as described below).

        The 2014 Incentive Plan will provide that in the event of any changes affecting our ordinary shares or the price of our ordinary shares, the plan administrator may make proportionate and equitable adjustments to reflect such changes. Upon or in anticipation of a corporate transaction, including acquisition, disposal of substantially all or all assets, reverse takeover or dissolution or any other unusual or nonrecurring transaction or event, the plan administrator may, in its discretion, provide for the termination, replacement or assumption of awards granted under the 2014 Incentive Plan, make adjustments in the aggregate number and type of shares subject to the 2014 Incentive Plan or to the terms and conditions, including grant or exercise price or performance criteria applicable to awards outstanding on the date of such change to prevent dilution or enlargement of potential benefits intended to be available thereunder, or provide that the awards become exercisable, payable or fully vested. The 2014 Incentive Plan will expire and no further awards may be granted after the tenth anniversary of the date that the 2014 Incentive Plan was adopted.

  Securities Laws

        The 2014 Incentive Plan will be designed to comply with all applicable provisions of the Securities Act and the Exchange Act and, to the extent applicable, any and all regulations and rules promulgated by the SEC thereunder. The 2014 Incentive Plan will be administered, and share options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations. We intend to file with the SEC a registration statement on Form S-8 covering the ordinary shares issuable under the 2014 Incentive Plan.

  Non-US Participants

        We expect that certain employees, non-employee directors and consultants who provide services to us outside of the U.S. will receive awards under the 2014 Incentive Plan. In order to comply with the laws in countries other than the United States in which we (either directly or through subsidiaries) operate or have employees, non-employee directors or consultants, or in order to comply with the requirements of any foreign securities exchange, the administrator shall have the power and authority to: (a) determine which of our subsidiaries will be covered by the 2014 Incentive Plan; (b) determine which employees, non-employee directors or consultants outside the United States will be eligible to participate in the 2014 Incentive Plan; (c) modify the terms and conditions of any award granted to employees, non-employee directors or consultants outside the United States to comply with applicable foreign laws or listing requirements of any such foreign securities exchange; (d) establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable; and (e) take any action, before or after an award is made, that it deems advisable to obtain approval or comply with any necessary local governmental regulatory exemptions or approvals or listing requirements of any such foreign securities exchange. However, notwithstanding the foregoing, the 2014 Incentive Plan provides that the plan administrator may not take any such action with respect to non-US participants if it would violate any applicable law.

PRINCIPAL SHAREHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus, by:

•
each of our directors and executive officers; and

•
each person known to us to own beneficially more than 5.0% of our ordinary shares.

        The calculations in the table below assume that in accordance with our articles of association currently in effect, upon the closing of the offering,

•
we will redeem deferred shares and redeemable A ordinary shares at par value from Premier Education Holdings and other classes of redeemable ordinary shares held by other shareholders to give effect to the ratchet mechanism that increases the shareholding percentage of certain shareholders, primarily our management and employees, based on the internal rate of return to Premier Education Holdings as of the close of this offering;

•
we will convert all classes of preference shares into            redeemable A ordinary shares; and

•
we will convert all classes of redeemable ordinary shares into            ordinary shares, par value $0.01 per share.

        The calculations in the table below also assume that the underwriters will not exercise their over-allotment option to purchase additional ordinary shares from us.

        The calculations in the table below are based on the midpoint of the estimated range of the initial public offering price. The relative ownership of shares by each of our executive officers and Premier Education Holdings will depend on the initial offering price of our ordinary shares as a result of a ratchet mechanism under our current articles of association. Following the completion of this offering, Premier Education Holdings will own            % of our ordinary shares assuming an offering price equal to the bottom of the estimated offering price range,             % of our ordinary shares assuming an offering price equal to the midpoint of the estimated offering price range and            % of our ordinary shares assuming an offering price equal to the top of the estimated offering price range. The aggregate ownership of our executive officers and Premier Education Holdings and the number of shares outstanding following the completion of this offering will not be affected by the initial offering price.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security.

These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Being Sold in This Offering		Shares Beneficially Owned After This Offering
	Number	%	Number	%	Number	%
Directors and Executive Officers:
Andrew Fitzmaurice
Graeme Halder
Alan Kelsey
Jack Hennessy
Kosmas Kalliarekos
Professor Deborah Eyre
Philippe Lagger
Nicola Duggan Redfern
All directors and executive officers as a group
Principal Shareholders:
Premier Education Holdings Limited(1)

*
Less than 1% of our ordinary shares

(1)
The Baring Asia Private Equity Fund III ("Fund III") and The Baring Asia Private Equity Fund IV ("Fund IV") and certain affiliates hold approximately 96% of the shares in Premier Education Holdings. The general partner of Fund III is Baring Private Equity Asia GP III, L.P. ("Fund III GP"). The general partner of Fund III GP is Baring Private Equity Asia GP III Limited ("Fund III Limited"). The general partner of Fund IV and such affiliates is Baring Private Equity Asia GP IV, L.P. ("Fund IV GP"). The general partner of Fund IV GP is Baring Private Equity Asia GP IV Limited ("Fund IV Limited"). As the sole shareholder of Fund III Limited and Fund IV Limited, Jean Eric Salata may be deemed to have voting and dispositive power with respect to our shares beneficially owned by Fund IV and its affiliates, but disclaims beneficial ownership of such shares. The address of Fund III GP, Fund IV GP, Fund III Limited, Fund IV Limited and Jean Eric Salata is c/o Maples Corporate Services Limited, 390 GT Ugland House, South Church Street, Georgetown, Grand Cayman, Cayman Islands.

        As of the date of this prospectus, we have one record holder in the United States, The Parthenon Group LLC who holds                 shares that will convert to approximately            % of our ordinary shares upon completion of this offering.

        None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

 RELATED PARTY TRANSACTIONS

Relationship with Baring Private Equity Asia

        Our controlling shareholder is Premier Education Holdings, which is controlled by Baring Private Equity Asia.

  Redemption of Preference Shares

        On March 28, 2012, our direct subsidiary Nord Anglia Education (UK) Holdings plc issued $325.0 million of its 10.25% senior secured notes. We used $113.5 million of the proceeds to partially redeem our preference shares held by Premier Education Holdings and members of our management. See "Description of Share Capital—History of Securities Issuances."

        On February 8, 2013, we issued $150 million of our PIK toggle notes. We used $138.7 million of the proceeds to partially redeem our preference shares held by Premium Education Holdings and members of our management. See "Description of Share Capital—History of Securities Issuances."

  Share Issuances

        On May 20, 2013, we issued one preference share of par value $1.00 at the issue price of $133.4 million to Premier Education Holdings. We used the proceeds to partially refinance the acquisition of WCL Group. On August 16, 2013, we issued one preference share of par value $1.00 at the issue price of $6,622,916.66 to Premier Education Holdings. We used the proceeds to pay cash interest on our PIK notes.

  Acquisition of our Schools in Lausanne, Nyon and Villars-sur-Ollon

        On September 1, 2009, Premier Education Holdings acquired Collège Champittet SA, with schools in Lausanne and Nyon, Switzerland. An affiliate of Premier Education Holdings paid us a fee of $0.9 million for providing due diligence services in connection with this acquisition. Following the acquisition, we provided educational and commercial services to Collège Champittet SA for which we received $2.0 million in fees in fiscal 2010, $1.8 million of which was subsequently reversed. On February 25, 2011, we acquired Collège Champittet SA from Premier Education Holdings for consideration of $30.0 million paid for with 12,423,954 A ordinary shares and 29,763,547 preference shares.

        On January 14, 2011, we acquired Collège Alpin Beau Soleil in Villars-sur-Ollon, Switzerland from Premier Education Holdings for $75.5 million paid for with $45.9 million of shareholder loan notes and 21,062,172 A ordinary shares.

  Sale and Repurchase of Interest in BISAD

        BISAD is the limited liability entity through which we have operated our school in Abu Dhabi since it opened in August 2009.

        On August 26, 2010, we sold our 49% equity interest in BISAD to Premier Education Holdings for a total consideration of $0.1 million payable in cash.

        On September 28, 2012, we entered into a definitive agreement to repurchase the 49% equity interest in BISAD and completed the acquisition in February 2014. The purchase price of $19.5 million is to be paid in installments, with $5.0 million paid by August 31, 2013, $7.0 million due by August 31, 2014 and $7.5 million due by August 31, 2015. In addition, BISAD owes Premier Education Holdings $16.6 million related to operating losses incurred under Premier Education Holdings' ownership. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Debt."

        As the disposal and subsequent re-acquisition has occurred between entities under common control, with no change in the ultimate controlling party in the intervening period, our financial results have been presented as though BISAD has always remained part of the company during this period, with 100% of the operations consolidated. Therefore the amount paid for the repurchase has been treated as a transaction with a shareholder and taken directly through reserves.

  Management Agreement

        In August 2013, we entered into a professional services and consultancy agreement with Premier Education Holdings. Under the agreement, we pay Premier Education Holdings $2.0 million per year for advisory and other services. Upon the refinancing of our notes following the completion of this offering, we intend to terminate this agreement and pay Premier Education Holdings a termination fee of $15.0 million. In fiscal 2013, we paid Premier Education Holdings management and advisory fees of $3.3 million.

  Transaction Management Fees

        We paid Baring Private Equity Asia transaction management fees of $6.5 million in fiscal 2012 and $1.5 million in fiscal 2013 in connection with the issuance of our 10.25% senior secured notes in 2012 and our 8.50/9.50% PIK notes in 2013.

  Debt

        As of November 30, 2013, we owed Premier Education Holdings $31.1 million. $14.5 million represents installments due on the purchase price of $19.5 million for the acquisition of a 49% interest in BISAD and $16.6 million represents amounts BISAD owes Premier Education Holdings. See "—Sale and Repurchase of Interest in BISAD." The amounts due to Premier Education Holdings are interest-free. Immediately prior to the completion of this offering, Premier Education Holdings will transfer these debts to us or one of our subsidiaries in exchange for one preference share of par value $1.00 at the issue price of $31.1 million. The preference share will convert to ordinary shares upon the completion of the offering. As a result, our liabilities will reduce by $31.1 million.

  Issuance of PIK Notes

        We used the net proceeds of approximately $139 million from our issuance of the PIK notes in February 2013 to partially redeem our preferred shares held by Premier Education Holdings.

Transactions Undertaken in Connection with our Incorporation and Restructuring

        In connection with the incorporation of our company, on January 9, 2012 we issued one ordinary share (subscriber share) of par value $1.00 to Maples Corporate Services Limited. This ordinary share was immediately designated as 61.4213 redeemable A ordinary shares ("A shares") of par value $0.016281 each, Maples Corporate Services Limited surrendered 0.4213 fractional A share to us, which we cancelled, and transferred the balance of 61 A shares to Premier Education Holdings.

        In connection with the restructuring to create our company as the listing vehicle, shareholders of Nord Anglia Education (UK) Holdings plc, including Premier Education Holdings, Parthenon and management, exchanged all of their ordinary shares, preference shares and loan notes in Nord Anglia Education (UK) Holdings plc for ordinary shares, preference shares and loan notes in our company with equivalent economic terms. See "Description of Share Capital—History of Securities Issuances."

 DESCRIPTION OF SHARE CAPITAL

        We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association and the Cayman Islands Companies Law, which we refer to as the Companies Law below.

        As of the date of this prospectus, our authorized share capital consists of:

•
$65,246,060 divided into 65,246,060 preference shares of par value $1.00 each;

•
$65,000,000 divided into 6,500,000,000 dollar deferred shares of par value $0.01 each;

•
$3,256,200 divided into 200,000,000 deferred shares of par value $0.016281 each;

•
$4,967,776.09 divided into 300,000,000 redeemable A ordinary shares ("A shares"), 841,623 redeemable B ordinary shares ("B shares"), 210,406 redeemable C ordinary shares ("C shares"), 273,527 redeemable D ordinary shares ("D shares"), 3,000,000 redeemable E ordinary shares ("E shares") and 801,653 redeemable F ordinary shares ("F shares"), of par value $0.016281 each;

•
£1,000,000 divided into 100,000,000 redeemable G ordinary shares of par value £0.01 each; and

•
$44,758.05 divided into 4,475,805 new preference shares of par value $0.01 each.

        As of the date of this prospectus, we have issued and outstanding,

•
65,246,059 preference shares;

•
100 deferred shares;

•
137,045,844 A shares;

•
841,623 B shares;

•
210,406 C shares;

•
136,763 D shares;

•
2,212,188 E shares;

•
801,653 F shares; and

•
2,113,052.32 new preference shares.

        In accordance with our articles of association currently in effect, upon the closing of the offering, we will:

•
redeem deferred shares and A shares at par value from Premier Education Holdings and other classes of redeemable ordinary shares held by other shareholders to give effect to the ratchet mechanism that increases the shareholding percentage of certain shareholders, primarily our management and employees, based on the internal rate of return to Premier Education Holdings as of the close of this offering;

•
convert all classes of preference shares into            A shares; and

•
convert all classes of redeemable ordinary shares into            ordinary shares, par value $0.01 per share.

        We have adopted the amended and restated memorandum and articles of association that will take effect upon the closing of this offering to replace our current memorandum and articles of association in their entirety. The following is a summary of the material provisions of our post-offering memorandum and articles of association and the Companies Law as they relate to the material terms of our ordinary shares.

Ordinary Shares

  General

        All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

  Dividends

        The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law and our articles of association.

  Voting Rights

        Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders' meeting is by show of hands unless a poll is demanded. A poll may be demanded by our chairman or any shareholder.

        A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of the issued voting share capital at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Although not required by the Companies Law, we expect to hold annual shareholders' meetings as required by NYSE and such meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-third of our voting share capital. Advance notice of at least 21 calendar days is required for the convening of our annual general meeting and other shareholders' meetings.

        An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters, including reducing the amount of our share capital, removing a director before the expiration of his or her term, amending the memorandum or articles of association, and changing the corporate name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amount than our existing share capital, and canceling any shares.

  Transfer of Shares

        Subject to the restrictions of our memorandum and articles of association, as applicable, a shareholder may transfer all or any of his or her ordinary shares by an instrument of transfer in writing and in the usual or common form or any other form approved by our board.

        Our directors may, in their sole discretion, decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or (e) the shares conceded are fully paid and free of any lien in favor of us.

        If our directors refuse to register a transfer they must, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 calendar days' notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. However, the registration of transfers may not be suspended, and the register may not be closed, for more than 30 calendar days in any year.

  Liquidation

        On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares must be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

  Calls on Shares and Forfeiture of Shares

        Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

  Redemption of Shares

        Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our board, before the issue of such shares.

  Variation of Rights of Shares

        All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of the relevant class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of such class by a majority of two-thirds of the votes cast at such a meeting.

  Inspection of Books and Records

        Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records. However, we will provide our shareholders with annual audited financial statements. See "Where You Can Find Additional Information."

History of Securities Issuances

        In connection with the incorporation of our company, on January 9, 2012, we issued one ordinary share (subscriber share) of par value $1.00 to Maples Corporate Services Limited. This ordinary share was immediately designated as 61.4213 A shares of par value $0.016281 each, Maples Corporate Services Limited surrendered 0.4213 fractional A share and transferred the balance of 61 A shares to Premier Education Holdings.

        In connection with the restructuring to create our company as the listing vehicle, Premier Education Holdings exchanged all of the ordinary shares, preference shares and loan notes in Nord

Anglia Education (UK) Holdings plc for ordinary shares, preference shares and loan notes in our company with equivalent economic terms. We issued to Premier Education Holdings on February 21, 2012:

    •
    136,640,676 A shares of par value $0.016281 each;

    •
    100 deferred shares of par value $0.016281 each; and

    •
    65,246,055 preference shares of par value $1.00 each.

        Concurrently with the exchange described above, management and other shareholders also exchanged their ordinary shares and loan notes in Nord Anglia Education (UK) Holdings plc for ordinary shares and loan notes in our company with equivalent economic terms. In that connection, we issued:

    •
    841,623 B shares of par value $0.016281 each;

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    210,406 C shares of par value $0.016281 each;

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    273,527 D shares of par value $0.016281 each;

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    2,212,188 E shares of par value $0.016281 each; and

    •
    801,653 F shares of par value $0.016281 each.

Included in this issuance were 136,764 D shares and 128,480 E shares issued to the trustee of the Nord Anglia Education plc Employee Benefit Trust. We repurchased all the D shares on March 29, 2012.

        On March 12, 2012, we issued the following in exchange for loan notes in aggregate principal amount of $251,707,196.61 held by Premier Education Holdings, management and others:

    •
    405,107 A shares of par value $0.016281 each; and

    •
    4,475,805 new preference shares of par value $0.01 each.

        On March 29, 2012, we redeemed 1,123,861.65 new preference shares of par value $0.01 each using the proceeds we received from debt repayment from Nord Anglia Education (UK) Holdings plc. On February 19, 2013, we redeemed an additional 1,237,217.03 new preference shares of par value $0.01 each using the proceeds from the issuance of our PIK toggle notes due 2018.

        On May 20, 2013, we issued one preference share of par value $1.00 at the issue price of $133,400,000 to Premier Education Holdings. On August 16, 2013, we issued one preference share of par value $1.00 at the issue price of $6,622,916.66 to Premier Education Holdings.

        On December 6, 2013, we issued one preference share of par value $1.00 at the issue price of $3,796,812.50 to Premier Education Holdings. On February 10, 2014, we issued one preference share of par value $1.00 at the issue price of $738,984.40 to Premier Education Holdings.

Exempted Company

        We are an exempted company with limited liability under the Companies Law of the Cayman Islands. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

    •
    annual reporting requirements are minimal and consist mainly of a statement that the company has conducted its operations mainly outside of the Cayman Islands and has complied with the provisions of the Companies Law;

    •
    an exempted company's register of members is not open to inspection;

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    an exempted company does not have to hold an annual general meeting;

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    an exempted company may issue negotiable or bearer shares or shares with no par value;

    •
    an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

    •
    an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

    •
    an exempted company may register as a limited duration company; and

    •
    an exempted company may register as a segregated portfolio company.

Differences in Corporate Law

        The Companies Law is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Law differs from laws applicable to Delaware corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to Delaware corporations and their shareholders.

  Mergers and Similar Arrangements

        The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes:

    •
    a "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company; and

    •
    a "consolidation" means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

        In order to effect a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by:

    •
    a special resolution of the shareholders of each constituent company; and

    •
    such other authorization, if any, as may be specified in such constituent company's articles of association.

        The plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger and consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares if they follow the required procedures, subject to certain exceptions. The fair value of the shares will be determined by the Cayman Islands court if it cannot be agreed among the parties. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures.

        In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands.

        While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

    •
    the statutory provisions as to the required majority vote have been met;

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    the shareholders have been fairly represented at the meeting in question;

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    the arrangement is such that a businessman would reasonably approve; and

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    the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

        When a take-over offer is made and accepted by holders of not less than 90% of the shares within four months, the offerer may, within a two-month period conversing on the expiration of such four months period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

        If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

  Shareholder Suits

        Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, the company will be the proper plaintiff in any claim based on a breach of duty owed to it, and a claim against (for example) the company's officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

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    a company is acting, or proposing to act, illegally or beyond the scope of its authority;

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    the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

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    those who control the company are perpetrating a "fraud on the minority."

        A shareholder may have a direct right of action against the company where the individual rights of that shareholder have been infringed or are about to be infringed.

  Directors' Fiduciary Duties

        Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components, the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director must act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

        As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit out of his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the courts are moving towards an objective standard with regard to the required skill and care.

        Under our post-offering memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company must declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest.

  Shareholder Action by Written Resolution

        Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Under Cayman Islands law, a company may eliminate the ability of shareholders to approve corporate matters by way of written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matters at a general meeting without a meeting being held by amending the articles of association. Our post-offering memorandum and articles of association allow shareholders to act by written resolutions.

  Cumulative Voting

        Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder's voting power with respect to electing such director.

        As permitted under Cayman Islands law, our post-offering memorandum and articles of association do not provide for cumulative voting.

  Removal of Directors

        Under the Delaware General Corporation Law, a director of a corporation may be removed with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

        Under our post-offering memorandum and articles of association, directors can be removed by a special resolution of the shareholders.

  Transactions with Interested Shareholders

        The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date on which such person becomes an interested shareholder. An interested shareholder generally is one which owns or owned 15% or more of the target's outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

        Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions entered into must be bona fide in the best interests of the company and not with the effect of perpetrating a fraud on the minority shareholders.

  Dissolution and Winding Up

        Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. The Delaware General Corporation Law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

        Under our post-offering memorandum and articles of association, if our company is wound up, the liquidator of our company may distribute the assets with the sanction of an ordinary resolution of the shareholders.

  Variation of Rights of Shares

        Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

        Under Cayman Islands law and our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the consent in writing of the holders of not less than two-thirds of the issued shares of the relevant class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of such class by a majority of two-thirds of the votes cast at such a meeting.

  Amendment of Governing Documents

        Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

        Our post-offering memorandum and articles of association may be amended by a special resolution of shareholders.

  Inspection of Books and Records

        Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation's stock ledger, list of shareholders and other books and records.

        Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements.

  Anti-takeover Provisions in our Memorandum and Articles of Association

        Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

        Such shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue these preference shares, the price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be materially adversely affected.

        However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

  Rights of Non-resident or Foreign Shareholders

        There are no limitations imposed by foreign law or by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

SHARES ELIGIBLE FOR FUTURE SALE

        Before this offering, there has not been a public market for our ordinary shares, and while we have applied for approval to have our ordinary shares listed on the NYSE, we cannot assure you that a significant public market for the ordinary shares will develop or be sustained after this offering. Future sales of substantial amounts of our ordinary shares in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our ordinary shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our ordinary shares, including ordinary shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our ordinary shares and our ability to raise equity capital in the future.

        Upon the closing of the offering, we will have            outstanding ordinary shares, assuming no exercise of the underwriters' over-allotment option. Of that amount,             ordinary shares will be publicly held by investors participating in this offering, and            ordinary shares will be held by our existing shareholders, who may be our "affiliates" as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

        All of the ordinary shares sold in the offering will be freely transferable by persons other than our "affiliates" in the United States without restriction or further registration under the Securities Act. Ordinary shares purchased by one of our "affiliates" may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

        The            ordinary shares held by existing shareholders are, and those ordinary shares issuable upon exercise of options outstanding following the completion of this offering will be, "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Lock-up Agreements

        We and our executive officers, directors and other shareholders have agreed with the underwriters to certain lock-up restrictions for a period of 180 days after the date of this prospectus, subject to certain exceptions. See "Underwriting." A total of            of our ordinary shares are subject to the lock-up agreements.

Rule 144

        In general, under Rule 144 as currently in effect, and subject to the terms of any lock-up agreement, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned "restricted securities" within the meaning of Rule 144 for at least six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned "restricted securities" for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

        A person who is deemed to be an affiliate of ours and who has beneficially owned "restricted securities" for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

    •
    1.0% of the number of our ordinary shares then outstanding, which will equal approximately             million ordinary shares immediately after this offering; or

    •
    the average weekly reported trading volume of our ordinary shares on the NYSE during the four calendar weeks preceding the date on which a notice of the sale on Form 144 is filed with the SEC by such person.

        Sales under Rule 144 by persons who are deemed to be our affiliates are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

        In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

        Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

 TAXATION

        The following discussion of the material Cayman Islands and U.S. federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation Considerations

        Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any ordinary shares under the laws of their country of citizenship, residence or domicile.

        The following is a discussion of certain Cayman Islands income tax consequences of an investment in the ordinary shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor's particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

        Under existing Cayman Islands laws, payments of dividends and capital in respect of the ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of dividend or capital to any holder of the ordinary shares nor will gains derived from the disposal of the ordinary shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

Material United States Federal Income Tax Considerations

        The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in our ordinary shares. This summary applies only to U.S. Holders that acquire our ordinary shares in this offering, hold our ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. This summary does not address any estate or gift tax consequences or any state, local, or non-U.S. tax consequences, nor does it address the Medicare contribution tax on net investment income.

        The following discussion does not deal with the tax consequences to any particular investor and does not describe all of the tax consequences to persons in special tax situations such as:

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    banks;

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    certain financial institutions;

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    regulated investment companies;

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    insurance companies;

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    broker dealers;

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    traders that elect to mark to market;

    •
    tax-exempt entities;

    •
    persons liable for alternative minimum tax;

    •
    certain U.S. expatriates;

    •
    persons holding our ordinary shares as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

    •
    persons that actually or constructively own 10% or more of the company's voting stock;

    •
    persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

    •
    persons who acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

    •
    persons holding our ordinary shares through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

        The discussion below of the U.S. federal income tax consequences to "U.S. Holders" applies to a holder that is a beneficial owner of our ordinary shares and is, for U.S. federal income tax purposes,

    •
    an individual who is a citizen or resident of the United States;

    •
    a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State or the District of Columbia;

    •
    an estate whose income is subject to U.S. federal income taxation regardless of its source; or

    •
    a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        The tax treatment of an entity taxable as a partnership for U.S. federal income tax purposes that holds our ordinary shares generally will depend on such partner's status and the activities of the partnership.

  Dividends

        Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by the company with respect to our ordinary shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will be includable in a U.S. Holder's gross income in the year received as dividend income, but only to the extent that such distributions are paid out of the company's current or accumulated earnings and profits as determined under U.S. federal income tax principles. The company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, and, accordingly, a U.S. Holder should therefore expect to treat all cash distributions as dividends for such purposes. The dividends will generally be foreign source and non-U.S. taxes withheld therefrom, if any, may be creditable against the U.S. Holder's U.S. federal income tax liability subject to applicable limitations. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. With respect to certain non-corporate U.S. Holders (including individuals), dividends will be taxed at the lower capital gains rate applicable to "qualified dividend income," provided that (1) our ordinary shares are readily tradable on an established securities market in the United States,

(2) the company is neither a PFIC (as defined below) nor treated as such with respect to the U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common or ordinary shares generally are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as our ordinary shares are. A U.S. Holder should consult its tax advisor regarding the availability of the lower tax rate applicable to qualified dividend income for any dividends we pay with respect to our ordinary shares, as well as the effect of any change in applicable law after the date of this prospectus.

  Sale or Other Disposition of Ordinary Shares

        Subject to the passive foreign investment company rules discussed below, upon a sale or other disposition of our ordinary shares, a U.S. Holder will recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder's tax basis in such ordinary shares. Any such gain or loss generally will be U.S. source gain or loss and will be treated as long-term capital gain or loss if the U.S. Holder's holding period in our ordinary shares exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations. Gain, if any, realized by a U.S. Holder on the sale or other disposition of our ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes.

  Passive Foreign Investment Company

        We would be classified as a passive foreign investment company (a "PFIC"), for any taxable year if either: (a) at least 75% of its gross income is "passive income" for purposes of the PFIC rules, or (b) at least 50% of the value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, we will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock.

        Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds our ordinary shares, we would continue to be treated as a PFIC with respect to such holder's investment unless (i) we cease to be a PFIC and (ii) the U.S. Holder has made a "deemed sale" election under the PFIC rules.

        Based on the anticipated market price of our ordinary shares in this offering and expected price of our ordinary shares following this offering, and the composition of our income, assets and operations, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. This is a factual determination, however, that must be made annually after the close of each taxable year. Therefore there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

        If we are considered a PFIC at any time that a U.S. Holder holds our ordinary shares, any gain recognized by the U.S. Holder on a sale or other disposition of our ordinary shares, as well as the amount of any "excess distribution" (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder's holding period for our ordinary shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on its ordinary shares exceeds 125% of the average of the annual distributions on our ordinary shares received during the preceding three years or the U.S. Holder's holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of our ordinary shares.

        If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that are also PFICs. However, an election for mark-to-market treatment would likely not be available with respect to any such subsidiaries. If we are considered a PFIC, a U.S. Holder will also be subject to information reporting requirements, possibly on an annual basis. U.S. Holders should consult their own tax advisors about the potential application of the PFIC rules to an investment in our ordinary shares.

  U.S. Information Reporting and Backup Withholding

        Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

        Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder's U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

  Information With Respect to Foreign Financial Assets

        Certain U.S. Holders who are individuals and certain entities may be required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to their ownership and disposition of our ordinary shares.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                                    , 2014, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and J.P. Morgan Securities LLC, are acting as representatives, the following respective numbers of our ordinary shares:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co.
J.P. Morgan Securities LLC.
Barclays Capital Inc.
Deutsche Bank Securities Inc.
RBC Capital Markets, LLC
BMO Capital Markets Corp.
HSBC Securities (USA) Inc.
William Blair & Company, L.L.C.

Total

        The underwriting agreement provides that the underwriters are obligated to purchase all of our ordinary shares in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to                        additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of ordinary shares.

        The underwriters propose to offer our ordinary shares initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $                        per share. The underwriters and selling group members may allow a discount of $                        per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

        In addition to the amounts shown above, we will pay a fee of up to 0.5% of the aggregate public offering price to the underwriters to be allocated among them at our discretion.

        In addition to the discounts and commissions set forth above, we have agreed to pay the underwriters' FINRA expenses in connection with this offering, which will not exceed $30,000.

        The representatives have informed us that the underwriters do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of our ordinary shares being offered.

        We have agreed that we will not, directly or indirectly, offer, sell, issue, contract to sell, pledge or otherwise dispose of any of our ordinary shares or securities convertible into or exchangeable or exercisable for any of our ordinary shares (collectively, the "Lock-Up Securities"), or offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase Lock-Up Securities, enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of Lock-up Securities, establish or increase a put equivalent position, or liquidate or decrease a call equivalent position in Lock-up Securities, within the meaning of Section 16 of the Exchange Act, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to Lock-Up Securities, or publicly disclose the intention to take any action referred to in this paragraph, without the prior written consent of Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus, except issuances pursuant to, among other things, the employee stock option plan as contained in and in effect on the date of this prospectus.

        Our officers and directors and all of our existing shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Lock-up Securities, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-up Securities or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus. In addition, our officers and directors and all of our existing shareholders have agreed that, without the prior written consent of Credit Suisse Securities (USA) LLC, Goldman Sachs & Co. and J.P. Morgan Securities LLC, they will not, for a period of 180 days after the date of this prospectus, make any demand for or exercise any right with respect to the registration of any Lock-up Securities or any security convertible into or exercisable or exchangeable for the Securities.

        We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        We have applied to list our ordinary shares on the NYSE under the symbol "NORD".

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

        Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and our affiliates in the ordinary course of business, for which they received, or will receive, customary fees and expenses. In particular, each of Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., J.P. Morgan Securities LLC and HSBC Securities (USA) Inc. is, or is an affiliate of, a financial institution that will be a lender under the new secured term loan facility that we intend to enter into at the close of this offering, for which an affiliate of J.P. Morgan Securities LLC will serve as administrative agent. An affiliate of Barclays Capital Inc. is a lender and administrative agent under Nord Anglia Education (UK) Holdings plc's current senior secured revolving credit facility, and an affiliate of HSBC Securities (USA) Inc. will serve as lender and administrative agent under the new senior secured revolving credit facility that we intend to enter into at the close of this offering. Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and HSBC Securities (USA) Inc. served as joint bookrunners and lead managers in connection with Nord Anglia Education (UK) Holdings plc's offering of senior secured notes that closed in July 2013. In addition, Barclays Capital Inc. served as our financial advisor in connection with our acquisition of WCL Group, which was completed in May 2013.

        In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

        Prior to this offering, there has been no market for our ordinary shares. The initial public offering price will be determined by negotiations between us and the underwriters and will not necessarily reflect the market price of our ordinary shares following this offering. The principal factors that will be considered in determining the initial public offering price will include:

    •
    the information presented in this prospectus and otherwise available to the underwriters;

    •
    the history of, and the prospects for, the industry in which we compete;

    •
    the ability of our management;

    •
    the prospects for our future earnings;

    •
    the present state of our development and our current financial condition;

    •
    the recent market prices of, and the demand for, publicly traded shares or ordinary shares of generally comparable companies; and

    •
    the general conditions of the securities markets at the time of this offering.

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

    •
    Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

    •
    Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

    •
    Syndicate covering transactions involve purchases of our ordinary shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

    •
    Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when our ordinary shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. These may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders.

        Our ordinary shares are offered for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

        Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver, any of our ordinary shares directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other offering material relating to our ordinary shares, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement.

        Pursuant to an engagement agreement, we retained Solebury Capital LLC ("Solebury"), a FINRA member, to provide certain financial consulting services in connection with this offering. We agreed to pay Solebury, only upon successful completion of this offering, a fee of 3.5% of the underwriting discounts and commissions paid by us and, at our sole discretion, an additional potential incentive fee of $50,000. In determining whether to award any or all of the incentive fee, we will consider the level of, and our satisfaction with, the services provided by Solebury throughout the offering process. We also agreed to reimburse Solebury for reasonable and documented travel and other out-of-pocket expenses up to a maximum of $25,000 and have indemnified Solebury pursuant to the engagement agreement. Solebury is not acting as an underwriter and has no contact with any public or institutional investor on behalf of us or the underwriters. In addition, Solebury will not underwrite or purchase any of our ordinary shares in this offering or otherwise participate in any such undertaking. We have also engaged Solebury Communications Group LLC, an affiliate of Solebury, to provide certain investor relations services on an ongoing basis for a fee of $10,000 per month, and reimbursement of reasonable and duly documented travel and other out-of-pocket expenses incurred in connection with the engagement, not to exceed in each instance $1,000 without our prior written consent. FINRA has determined that payments by us to Solebury Communications Group LLC within 90 days of effectiveness of the Registration Statement are to be included in underwriting compensation pursuant to FINRA rules. In no event will such payments exceed $60,000.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), and effective as of the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), no ordinary shares have been offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and brought to the attention of the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive. Notwithstanding the foregoing, an offer of ordinary shares may be made effective as of the Relevant Implementation Date to the public in that Relevant Member State at any time: (1) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (2) to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; (3) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or (4) in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this paragraph, the expression an "offer of ordinary shares to the public" in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

        Each of the underwriters severally represents, warrants and agrees as follows:

        a)    it has only communicated or caused to be communicated, and will only communicate or cause to be communicated, an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

        b)    it has complied with, and will comply with, all applicable provisions of FSMA with respect to anything done by it in relation to the ordinary shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

        This prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations ("CO") and the shares will not be listed on the SIX Swiss Exchange. Therefore, this prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Notice to Residents of Hong Kong

        The underwriters and each of their affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, our ordinary shares other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in their possession for the purposes of issue, and will not issue or have in their possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to our ordinary shares which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our securities which are, or are intended to be, disposed of only to persons outside

Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to Residents of Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ordinary shares may not be circulated or distributed, nor may our ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "Securities and Futures Act"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

        Where the ordinary shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the Securities and Futures Act or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Residents of the United Arab Emirates

  The Dubai International Financial Center (the "DIFC")

        The ordinary shares described in this prospectus may not be, are not and will not be offered, distributed, sold, transferred or delivered, directly or indirectly, to any person in the DIFC other than by way of an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the "DFSA"). The DFSA has no responsibility for reviewing or verifying any documents in connection with exempt offers. The DFSA has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it.

  United Arab Emirates

        The ordinary shares described in this prospectus have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates other than in compliance with the laws of the United Arab Emirates governing the issue, offering and sale of securities.

 EXPENSES RELATED TO THIS OFFERING

        Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of our ordinary shares by us. With the exception of the SEC registration fee, NYSE listing fee and FINRA filing fee, all amounts are estimates.

SEC registration fee	$
NYSE listing fee
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous
Total	$

LEGAL MATTERS

        The validity of the issuance of the ordinary shares offered hereby will be passed upon for us by Maples and Calder, Cayman Islands counsel. Certain other matters will be passed upon for us by Latham & Watkins LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Milbank, Tweed, Hadley & McCloy LLP, New York, New York.

EXPERTS

        The financial statements as of August 31, 2013 and August 31, 2012 and for each of the three years in the period ended August 31, 2013 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The financial statements for the period from September 1, 2012 to May 21, 2013 for WCL Group Limited included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The offices of PricewaterhouseCoopers LLP are located at Donington Court, Pegasus Business Park, Castle Donington, East Midlands DE74 2UZ, United Kingdom.

 ENFORCEABILITY OF CIVIL LIABILITIES

        We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions, and the availability of professional and support services.

        However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages may include:

•
the Cayman Islands has a different body of securities laws than the United States and may provide significantly less protection to investors; and

•
Cayman Islands companies may not have standing to sue before the federal courts of the United States.

        Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

        A majority of our directors are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon such persons, or to enforce against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

        We have appointed Law Debenture Corporate Services Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

        We have been advised by our Cayman Islands legal counsel, Maples and Calder, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any state, on the grounds that such provisions are penal in nature. However, in the case of laws that are not penal in nature, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands' judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands' court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to the ordinary shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ordinary shares.

        Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the internet at the SEC's website at www.sec.gov.

        As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Interim Consolidated Income Statement

for the 3 month period ended 30 November 2013

		3 months ended 30 November
	Note	2012	2013
		$m	$m
		Unaudited	Unaudited
Revenue	2	89.1	135.1
Cost of sales		(40.7)	(61.9)

Gross profit		48.4	73.2
Selling, general and administrative expenses*		(22.1)	(38.2)
Depreciation	3	(2.6)	(5.3)
Amortisation	3	(0.9)	(2.4)
Exceptional items	3	(1.0)	(1.6)

Total selling, general and administrative expenses		(26.6)	(47.5)

Operating profit		21.8	25.7
Finance income	4	0.6	0.6
Finance expense	4	(9.6)	(16.7)

Net financing expense		(9.0)	(16.1)

Profit from continuing operations before taxation		12.8	9.6
Income tax expense	5	(5.5)	(6.1)

Profit for the period from continuing operations, all attributable to the equity holders of the company		7.3	3.5

Earnings per share from continuing operations attributable to equity holders of the company during the period (expressed in $ per share) :
Basic earnings per share	19	0.05	0.02

Diluted earnings per share	19	0.05	0.02

*
Excludes depreciation, amortisation and exceptional items.

See accompanying notes to consolidated financial statements.

 Interim Consolidated Statement of Comprehensive Income

for the 3 month period ended 30 November 2013

		3 months ended 30 November
	Note	2012	2013
		$m	$m
		Unaudited	Unaudited
Profit for the period from continuing operations, all attributable to the equity holders of the company		7.3	3.5

Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss:
Remeasurement of retirement benefit obligations on defined benefit pension plans		2.0	(0.4)
Items that may be subsequently reclassified to profit or loss:
Foreign exchange translation differences		9.5	3.4

Other comprehensive income/(loss) for the period, net of income tax		11.5	3.0

Total comprehensive income for the period, all attributable to the equity holders of the company		18.8	6.5

See accompanying notes to consolidated financial statements.

 Interim Consolidated Balance Sheet

as at 30 November 2013

	Note	30 November 2012	31 August 2013	30 November 2013
		$m	$m	$m
		Unaudited	Audited	Unaudited
Non-current assets
Property, plant and equipment	6	39.0	90.5	96.6
Intangible assets	7	464.1	753.7	758.7
Investments in jointly controlled entities		0.5	0.5	0.5
Trade and other receivables		2.6	12.4	8.2
Deferred tax assets		5.9	13.6	13.7

		512.1	870.7	877.7

Current assets
Tax receivable		0.3	1.0	0.6
Trade and other receivables		53.1	83.2	84.9
Cash and cash equivalents		94.9	171.1	131.4

		148.3	255.3	216.9

Total assets		660.4	1,126.0	1,094.6

Current liabilities
Other interest-bearing loans and borrowings	8	(38.9)	(30.6)	(32.1)
Trade and other payables		(191.6)	(360.5)	(327.5)
Provisions for other liabilities and charges	10	(1.4)	(3.4)	(0.8)
Current tax liabilities		(7.5)	(4.2)	(6.1)

		(239.4)	(398.7)	(366.5)

Non-current liabilities
Other interest-bearing loans and borrowings	8	(310.5)	(630.4)	(626.2)
Other payables		(6.3)	(20.1)	(16.6)
Retirement benefit obligations	9	(28.5)	(22.2)	(21.0)
Provisions for other liabilities and charges	10	(2.5)	(1.7)	(1.9)
Deferred tax liabilities		(10.6)	(32.9)	(34.6)

		(358.4)	(707.3)	(700.3)

Total liabilities		(597.8)	(1,106.0)	(1,066.8)

Net assets		62.6	20.0	27.8

Equity attributable to equity holders of the parent
Share capital		67.5	67.5	67.5
Share premium		255.2	256.5	256.5
Other reserves		6.9	6.9	7.1
Currency translation reserve		9.4	9.8	13.2
Shareholders' deficit		(276.4)	(320.7)	(316.5)

Total shareholders' funds		62.6	20.0	27.8

See accompanying notes to consolidated financial statements.

 Interim Consolidated Statement of Changes in Equity

for the 3 month periods ended 30 November 2012 and 30 November 2013

Unaudited—2012	Share capital	Share premium	Other reserves	Currency translation reserve	Shareholder's deficit	Total parent equity
	$m	$m	$m	$m	$m	$m
Balance at 1 September 2012	67.5	255.2	6.9	(0.1)	(285.7)	43.8

Total comprehensive income for the period
Profit for the period	—	—	—	—	7.3	7.3
Remeasurement of retirement benefit obligations	—	—	—	—	2.0	2.0
Other comprehensive income	—	—	—	9.5	—	9.5

Total comprehensive income for the period	—	—	—	9.5	9.3	18.8

Balance at 30 November 2012	67.5	255.2	6.9	9.4	(276.4)	62.6

Unaudited—2013	Share capital	Share premium	Other reserves	Currency translation reserve	Shareholders' deficit	Total parent equity
	$m	$m	$m	$m	$m	$m
Balance at 1 September 2013	67.5	256.5	6.9	9.8	(320.7)	20.0

Total comprehensive income for the period
Profit for the period	—	—	—	—	3.5	3.5
Remeasurement of retirement benefit obligations	—	—	—	—	(0.4)	(0.4)
Other comprehensive gain	—	—	—	3.4	—	3.4

Total comprehensive income for the period	—	—	—	3.4	3.1	6.5

Transactions with owners, recorded directly in equity
Equity-settled share based payment transactions	—	—	—	—	1.1	1.1
Capital contribution	—	—	0.2	—	—	0.2

Total contributions by and distributions to owners	—	—	0.2	—	1.1	1.3

Balance at 30 November 2013	67.5	256.5	7.1	13.2	(316.5)	27.8

See accompanying notes to consolidated financial statements.

 Interim Consolidated Cash Flow Statement

for the 3 month period ended 30 November 2013

		3 months ended 30 November
	Note	2012	2013
		$m	$m
		Unaudited	Unaudited
Cash flows from operating activities
Profit for the period before taxation		12.8	9.6
Adjustments for:
Depreciation and amortisation	3	3.5	7.7
Difference between pension contributions paid and amounts recognised in the income statement		(0.2)	(2.9)
Net financial expense	4	9.0	16.1
Exchange (gain)/loss	3	(0.5)	2.1
Equity settled share-based payment expenses		—	1.1

		24.6	33.7
Decrease in trade and other receivables		4.1	2.3
Decrease in trade and other payables		(36.8)	(46.5)

Cash used in operations		(8.1)	(10.5)

Interest paid		(17.4)	(25.9)
Tax paid		(2.9)	(4.7)

Net cash consumed in operating activities		(28.4)	(41.1)

Cash flows from investing activities
Acquisition of property, plant and equipment		(4.9)	(10.1)
Interest received		0.6	0.5

Net cash used in investing activities		(4.3)	(9.6)

Cash flows from financing activities
Proceeds from revolving credit facility		15.0	15.0
Repayment of borrowings		(0.3)	(8.7)
Debentures issued		—	1.0

Net cash generated from financing activities		14.7	7.3

Net decrease in cash and cash equivalents		(18.0)	(43.4)
Cash and cash equivalents at 1 September		108.5	171.1
Effect of exchange rate fluctuations on cash held		4.4	3.7

Cash and cash equivalents at 30 November		94.9	131.4

See accompanying notes to consolidated financial statements.

Notes to the interim financial statements for the 3 month period ended 30 November 2013

(forming part of the financial statements)

Interim management report and principal risks

        The condensed Group interim financial statements for the three months ended 30 November 2013 are produced in conjunction with Form F-1 which will be registered with the Security Exchange Commission ("SEC") as part of an initial public offering on the New York Stock Exchange ("NYSE") in the United States of America.

1 Accounting policies

General information

        Nord Anglia Education, Inc. ("the Company") is an exempt limited liability company incorporated in the Cayman Islands on 14 December 2011 under Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. The address of the registered office is Offices of Maples Corporate Services, Ugland House, PO Box 309, Grand Cayman, KY1-1104, Cayman Islands.

        The main activities of the Company and its subsidiaries (together "the Group") are the operation of Premium Schools worldwide.

1.1 Basis of preparation

        The Group consolidated interim financial statements consolidate the Company and its subsidiaries (together referred to as the "Group") and equity account the Group's interest in jointly controlled entities.

        The Group consolidated interim financial statements have been prepared in accordance with International Accounting Standard ('IAS') 34 'Interim financial reporting'. The Group consolidated interim financial statements should be read in conjunction with the Group's financial statements for the period from incorporation to 31 August 2013 and are included in Form F-1.

        The Group consolidated interim financial statements are prepared on a going concern basis. The balance sheet as at 30 November 2013 shows assets exceed liabilities by $27.8 million. Deferred income shown as a liability is subsequently released to the income statement rather than being payable in cash.

        The directors have reviewed the latest guidance relating to going concern and, having made all relevant enquiries, have formed a judgement that the Group has adequate resources at its disposal to continue its operations for the foreseeable future.

        The unaudited condensed interim Consolidated Financial Statements have been authorised for issue by the Board of Directors at its meeting held on January 24, 2014.

1.2 Accounting policies and estimates

        The Group consolidated interim financial statements have been prepared applying the same accounting policies, significant judgements made by management in applying them, and key sources of estimation uncertainty applied by the Group that were used in the Nord Anglia Education, Inc. non-statutory financial statements for the year ended 31 August 2013 included in Form F-1, except for taxes on income in the interim periods which are accrued using the tax rate that would be applicable to expected total annual earnings in each tax jurisdiction and the application of IAS 19—Employee Benefits (as revised in 2011) ("IAS 19") as explained in Note 1.3.

Notes to the interim financial statements for the 3 month period ended 30 November 2013

(forming part of the financial statements) (Continued)

1.2 Accounting policies and estimates (Continued)

        The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the reported amount of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management's best judgement at the date of these consolidated interim financial statements deviate from actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. There have been no significant changes in the bases upon which estimates have been determined compared to those applied at 31 August 2013, and no change in estimate has had a material effect on the current period.

        Goodwill held in the Group's balance sheet is tested annually for impairment at the year end. No circumstances have arisen in the three months ended 30 November 2013 which indicate additional impairment testing is required.

        Full details of share based payment arrangements were provided in the Group statutory financial statements for the year ended 31 August 2013 included in Form F-1.

1.3 Recent accounting pronouncements

        The following standards were applied as of September 1, 2013:

        IAS 19 changes the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations and in fair value of plan assets when they occur, and hence eliminate the "corridor approach" permitted under the previous version of IAS 19 and accelerate the recognition of past service costs. The amendments require all actuarial gains and losses to be recognized immediately through other comprehensive income in order for the net pension asset or liability recognized in the Consolidated Statement of Financial Position to reflect the full value of the plan deficit or surplus. Furthermore, the interest cost and expected return on plan assets used in the previous version of IAS 19 are replaced with a "net interest" amount, which is calculated by applying the discount rate to the net defined benefit liability or asset. The application of IAS 19 has not had a material effect on the Group's reported financial statements as of August 31, 2013 and as a result, the opening balance sheet has not been retrospectively adjusted for this change.

        IFRS 10 "Consolidated Financial Statements" supersedes SIC-12 and IAS 27 with respect to the consolidated financial statements. This standard deals with the consolidation of subsidiaries and structured entities, and redefines control which is the basis of consolidation. The application of this standard has no effect on the Group's reported financial statements as of August 31, 2013.

        IFRS 11 "Joint Arrangements" supersedes IAS 31 and SIC-13. This standard deals with the accounting for joint arrangements. The definition of joint control is based on the existence of an arrangement and the unanimous consent of the parties which share the control. There are two types of joint arrangements—joint ventures and joint operations. The application of IFRS 11 has no effect on the Group's reported financial statements as of August 31, 2013.

        IFRS 12 "Disclosure of Interest in Other Entities" supersedes disclosures requirements previously included in IAS 27, IAS 28 and IAS 31. This standard includes all the disclosures related to subsidiaries, joint ventures, associates, consolidated and unconsolidated structured entities. The

Notes to the interim financial statements for the 3 month period ended 30 November 2013

(forming part of the financial statements) (Continued)

1.3 Recent accounting pronouncements (Continued)

application of IFRS 12 has no effect on the Group's reported financial statements as of August 31, 2013.

        IFRS 13 provides comprehensive guidance on how to calculate the fair value of financial and non-financial assets. The application of IFRS 13 has no effect on the Group's reported financial statements as of August 31, 2013.

        There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group other than amendments disclosed in the Nord Anglia Education, Inc. non-statutory financial statements for the year ended 31 August 2013 included in Form F-1.

1.4 Functional and presentational currency

        Items included in the financial statements of each of the Group's subsidiary undertakings are measured using the currency of the primary economic environment in which the subsidiary undertaking operates (the 'functional currency').

        The Group financial statements are presented in US Dollars.

2 Operating segmental information

        The Group's reporting segments are determined based on the Group's internal reporting to the Chief Operating Decision Maker ('CODM'). The CODM has been determined to be the Executive Committee ('EXCO') as it is primarily responsible for the allocation of resources to segments and the assessment of performance of the segments. The CODM considers the principal activities of the Group to be:

  •
  Premium schools and associated activities in:

  –
  China—People's Republic of China and Hong Kong SAR;

  –
  Europe—Switzerland, Slovakia, Hungary, Czech Republic, Spain, Poland;

  –
  Middle East / South East Asia ('ME/SEA')—United Arab Emirates, Qatar, Thailand; and

  –
  North America—United States of America.

  •
  Other—being the learning service business and Central & Regional head office costs.

        The CODM uses revenue and Adjusted EBITDA before exceptional items, as reviewed at monthly EXCO meetings, as the key measure of the segments' results as it reflects the segments' underlying trading performance for the financial year under evaluation. Revenue and Adjusted EBITDA before exceptional items is a consistent measure within the Group.

        Segment Adjusted EBITDA before exceptional expenses ('Adjusted EBITDA') is an adjusted measure of operating profit and measures the performance of each segment before the impact of interest, tax, depreciation, amortisation, impairment, exceptional items & other management exceptional items, exchange gain/(loss) and loss on disposal of property, plant and equipment.

Notes to the interim financial statements for the 3 month period ended 30 November 2013

(forming part of the financial statements) (Continued)

2 Operating segmental information (Continued)

        The segment results, the reconciliation of the segment measures to the respective statutory items included in the Consolidated income statement, the segment assets and other segment information are as follows:

2012	China	Europe	ME / SEA	North America	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue	38.6	33.7	9.2	—	7.6	89.1

Adjusted EBITDA	18.9	8.0	1.2	—	(2.4)	25.7

Adjusted EBITDA margin	49.0%	23.7%	13.0%	—	(31.6%)	28.8%

2013	China	Europe	ME / SEA	North America	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue	47.4	40.0	23.0	20.0	4.7	135.1

Adjusted EBITDA	21.7	9.5	6.1	7.1	(5.7)	38.7

Adjusted EBITDA margin	45.8%	23.7%	26.5%	35.5%	(121.3%)	28.6%

        The entity is domiciled in the Cayman Islands. The result of its externally generated revenues during the period is $nil (2012: $nil).

Reconciliation of Adjusted EBITDA to profit after tax

2012	China	Europe	ME / SEA	North America	Others	Total
	$m	$m	$m	$m	$m	$m
Adjusted EBITDA	18.9	8.0	1.2	—	(2.4)	25.7
Adjustments:
Exceptional items (see note 3a)	—	(0.0)	(0.3)	—	(0.7)	(1.0)
Other management exceptional items	—	—	—	—	0.1	0.1
Exchange gain/(loss)	(0.1)	(0.0)	—	—	0.6	0.5
Profit on disposal of property, plant and equipment	0.0	0.0	0.0	—	0.0	0.0
Depreciation	(1.0)	(1.1)	(0.4)	—	(0.1)	(2.6)
Amortisation	(0.0)	(0.0)	(0.0)	—	(0.9)	(0.9)

Operating profit/(loss)	17.8	6.9	0.5	—	(3.4)	21.8
Finance income	0.5	0.1	—	—	(0.0)	0.6
Finance expense	(0.3)	(0.0)	—	—	(9.3)	(9.6)

Profit/(loss) before tax	18.0	7.0	0.5	—	(12.7)	12.8
Tax	(3.8)	(0.6)	—	—	(1.1)	(5.5)

Profit/(loss) for the period attributable to equity holders of the parent	14.2	6.4	0.5	—	(13.8)	7.3

Notes to the interim financial statements for the 3 month period ended 30 November 2013

(forming part of the financial statements) (Continued)

2 Operating segmental information (Continued)

2013	China	Europe	ME / SEA	North America	Others	Total
	$m	$m	$m	$m	$m	$m
Adjusted EBITDA	21.7	9.5	6.1	7.1	(5.7)	38.7
Adjustments:
Exceptional items (see note 3a)	(0.0)	(0.1)	0.1	(0.3)	(1.3)	(1.6)
Other management exceptional items	—	—	—	—	(1.6)	(1.6)
Exchange gain/(loss)	(0.0)	(0.0)	(0.0)	—	(2.1)	(2.1)
Loss on disposal of property, plant and equipment	(0.0)	—	(0.0)	—	(0.0)	(0.0)
Depreciation	(1.9)	(1.2)	(1.1)	(0.8)	(0.3)	(5.3)
Amortisation	(0.0)	(0.0)	(0.0)	(0.0)	(2.4)	(2.4)

Operating profit/(loss)	19.8	8.2	5.1	6.0	13.4	(25.7)
Finance income	0.6	0.0	0.0	0.0	0.0	0.6
Finance expense	(0.2)	(0.0)	(0.0)	(0.0)	(16.5)	(16.7)

Profit/(loss) before tax	20.2	8.2	5.1	6.0	29.9	9.6
Tax	(5.2)	(0.1)	(0.2)	(0.5)	(0.1)	(6.1)

Profit/(loss) for the period attributable to equity holders of the parent	15.0	8.1	4.9	5.5	30.0	3.5

Segment assets—Geographic

At 30 November 2012	China	Europe	ME / SEA	North America	Total
	$m	$m	$m	$m	$m
Total segment non-current assets	279.2	196.8	36.1	—	512.1

At 30 November 2013	China	Europe	ME / SEA	North America	Total
	$m	$m	$m	$m	$m
Total segment non-current assets	317.9	238.6	100.6	220.6	877.7

        The entity is domiciled in the Cayman Islands. The total segment non-current assets during the year are $nil (2012: $nil).

Notes to the interim financial statements for the 3 month period ended 30 November 2013

(forming part of the financial statements) (Continued)

2 Operating segmental information (Continued)

Other segment information

Period ended 30 November 2012	China	Europe	ME / SEA	North America	Other	Total
	$m	$m	$m	$m	$m	$m
Capital expenditure (including acquisitions through business combinations):
Property, plant and equipment	2.4	2.0	0.3	—	0.1	4.8
Goodwill and other intangible assets	—	—	—	—	—	—
Depreciation of tangible assets	1.0	1.1	0.4	—	0.1	2.6
Amortisation of intangible assets	0.0	0.0	0.0	—	0.9	0.9
Exceptional items (see note 3a)	—	0.0	0.3	—	0.7	1.0

Period ended 30 November 2013	China	Europe	ME / SEA	North America	Other	Total
	$m	$m	$m	$m	$m	$m
Capital expenditure (including acquisitions through business combinations):
Property, plant and equipment	3.4	2.7	2.1	1.2	1.7	11.1
Goodwill and other intangible assets	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation of tangible assets	1.9	1.2	1.1	0.8	0.3	5.3
Amortisation of intangible assets	0.0	0.0	0.0	0.0	2.4	2.4
Exceptional items (see note 3a)	0.0	0.1	(0.1)	0.3	1.3	1.6

3 Operating profit

        Operating profit is shown after charging/(crediting):

	2012	2013
	$m	$m
Exceptional administrative expenses (a)	1.0	1.6
Foreign exchange (gain)/loss	(0.5)	2.1
(Profit)/loss on disposal of fixed assets	(0.0)	0.0
Depreciation	2.6	5.3
Amortisation	0.9	2.4

(a)
Exceptional administrative expense relates to costs arising from school acquisitions in the process of being considered ($1.6 million).

        Exceptional costs in the prior period related to the integration of The Regents School, Pattaya in Thailand.

Notes to the interim financial statements for the 3 month period ended 30 November 2013

(forming part of the financial statements) (Continued)

4 Finance income and expense

Recognised in profit or loss

	2012	2013
	$m	$m
Bank interest	0.6	0.6

	2012	2013
	$m	$m
10.25% Senior secured notes due 2017	8.9	12.4
8.50% Senior PIK toggle notes due 2018	—	3.6
Bank loans and overdrafts	0.6	0.5
Interest on defined benefit pension plan obligation	0.1	0.2

Total finance expense	9.6	16.7

Net finance expense	9.0	16.1

5 Income tax expense

Recognised in the income statement

	2012	2013
	$m	$m
Current tax	(5.3)	(6.7)
Deferred tax	(0.2)	0.6

Tax recognised in the income statement	(5.5)	(6.1)

Profit for the period before tax	12.8	9.6

Effective rate of tax based on profit before tax	42.9%	63.5%

        The Group tax charge recognised in the period is derived from management's best estimate of the tax rate for the full year, as calculated in each tax jurisdiction and therefore may not be representative of the expected annual group effective tax rate.

        The rate represents a blended effective rate which is a mixture of tax payable in some jurisdictions and some non-tax paying jurisdictions. It is also impacted by non-deductible interest and other items payable in jurisdictions where they are not fully tax deductible.

Notes to the interim financial statements for the 3 month period ended 30 November 2013

(forming part of the financial statements) (Continued)

6 Property, plant and equipment

	Land and buildings	Fixtures and fittings	Computer equipment	Motor vehicles	Assets under construction	Total
	$m	$m	$m	$m	$m	$m
Cost
Balance at 1 September 2012	35.5	11.9	7.5	1.3	—	56.2
Additions	2.2	1.5	1.1	0.0	—	4.8
Disposals	—	(0.0)	(0.0)	—	—	(0.0)
Effect of movements in foreign exchange	0.8	0.3	0.3	—	—	1.4

Balance at 30 November 2012	38.5	13.7	8.9	1.3	—	62.4

Accumulated depreciation and impairment
Balance at 1 September 2012	11.4	4.8	3.3	0.6	—	20.1
Depreciation charge for the period	1.1	0.7	0.7	0.1	—	2.6
Disposals	—	(0.0)	(0.0)	—	—	(0.0)
Effect of movements in foreign exchange	0.3	0.2	0.2	0.0	—	0.7

Balance at 30 November 2012	12.8	5.7	4.2	0.7	—	23.4

Net book value
At 1 September 2012	24.1	7.1	4.2	0.7	—	36.1

At 30 November 2012	25.7	8.0	4.7	0.6	—	39.0

Notes to the interim financial statements for the 3 month period ended 30 November 2013

(forming part of the financial statements) (Continued)

6 Property, plant and equipment (Continued)

	Land and buildings	Fixtures and fittings	Computer equipment	Motor vehicles	Assets under construction	Total
	$m	$m	$m	$m	$m	$m
Cost
Balance at 1 September 2013	76.0	22.7	15.4	1.3	7.6	123.0
Additions	2.8	2.1	2.9	0.1	3.2	11.1
Transfer	—	—	—	—	(0.3)	(0.3)
Disposals	—	(0.3)	(0.0)	—	—	(0.3)
Effect of movements in foreign exchange	0.7	0.1	0.2	0.0	—	1.0

Balance at 30 November 2013	79.5	24.6	18.5	1.4	10.5	134.5

Accumulated depreciation and impairment
Balance at 1 September 2013	16.8	8.4	6.6	0.7	—	32.5
Depreciation charge for the period	2.6	1.3	1.3	0.1	—	5.3
Disposals	—	(0.2)	(0.0)	—	—	(0.2)
Effect of movements in foreign exchange	0.1	0.1	0.1	0.0	—	0.3

Balance at 30 November 2013	19.5	9.6	8.0	0.8	—	37.9

Net book value
At 1 September 2013	59.2	14.3	8.8	0.6	7.6	90.5

At 30 November 2013	60.0	15.0	10.5	0.6	10.5	96.6

Notes to the interim financial statements for the 3 month period ended 30 November 2013

(forming part of the financial statements) (Continued)

7 Intangible assets

	Goodwill	Brand names	Customer relations	Contracts	Curriculum products & Intellectual property	Computer software	Total
	$m	$m	$m	$m	$m	$m	$m
Cost
Balance at 1 September 2012	446.2	24.5	34.8	0.7	—	1.4	507.6
Effect of movements in foreign exchange	9.4	0.4	0.6	0.0	—	(0.1)	10.3

Balance at 30 November 2012	455.6	24.9	35.4	0.7	—	1.3	517.9

Accumulated amortisation and impairment
Balance at 1 September 2012	47.6	—	4.3	0.4	—	0.2	52.5
Amortisation for the period	—	—	0.8	0.0	—	0.1	0.9
Effect of movements in foreign exchange	0.3	—	0.1	0.0	—	(0.0)	0.4

Balance at 30 November 2012	47.9	—	5.2	0.4	—	0.3	53.8

Net book value
At 1 September 2012	398.6	24.5	30.5	0.3	—	1.2	455.1

At 30 November 2012	407.7	24.9	30.2	0.3	—	1.0	464.1

Notes to the interim financial statements for the 3 month period ended 30 November 2013

(forming part of the financial statements) (Continued)

7 Intangible assets (Continued)

	Goodwill	Brand names	Customer relations	Contracts	Curriculum products & Intellectual property	Computer software	Total
	$m	$m	$m	$m	$m	$m	$m
Cost
Balance at 1 September 2013	677.5	56.4	71.9	0.6	2.6	2.0	811.0
Additions	—	—	—	—	—	0.0	0.0
Transfers	—	—	—	—	—	0.3	0.3
Effect of movements in foreign exchange	7.3	0.6	0.7	0.0	0.2	(0.0)	8.8

Balance at 30 November 2013	684.8	57.0	72.6	0.6	2.8	2.3	820.1

Accumulated amortisation and impairment
Balance at 1 September 2013	46.7	0.3	8.7	0.5	0.2	0.9	57.3
Amortisation for the period	—	0.2	1.8	0.1	0.2	0.1	2.4
Effect of movements in foreign exchange	2.0	0.0	(0.3)	0.0	0.0	(0.0)	1.7

Balance at 30 November 2013	48.7	0.5	10.2	0.6	0.4	1.0	61.4

Net book value
At 1 September 2013	630.8	56.1	63.2	0.1	2.4	1.1	753.7

At 30 November 2013	636.1	56.5	62.4	0.0	2.4	1.3	758.7

8 Other interest-bearing loans and borrowings

        This note provides information about the contractual terms of the Group and Company's interest-bearing loans and borrowings, which are measured at amortised cost.

	30 November 2012	31 August 2013	30 November 2013
	$m	$m	$m
Current liabilities
Current portion of secured bank loans and bank overdrafts	30.0	8.7	20.3
Current portion of 10.25% Senior secured notes due 2017	8.9	20.8	7.6
Current portion of 8.50% Senior PIK toggle notes due 2018	—	1.1	4.2

	38.9	30.6	32.1

Non-current liabilities
Secured bank loans and overdrafts	—	5.3	—
10.25% Senior secured notes due 2017	310.5	484.6	485.1
8.50% Senior PIK toggle notes due 2018	—	140.5	141.1

	310.5	630.4	626.2

Notes to the interim financial statements for the 3 month period ended 30 November 2013

(forming part of the financial statements) (Continued)

8 Other interest-bearing loans and borrowings (Continued)

        All borrowings are secured by a debenture creating fixed and floating charges over all of the material current and future assets of certain Group entities. In addition to the above, specific registered pledges have been made over bank accounts, assignment of receivables and assignment of insurance.

Terms and debt repayment schedule

	Currency	Nominal interest rate	Year of maturity	Face value 30 November 2012	Carrying amount 30 November 2012	Face value 31 August 2013	Carrying amount 31 August 2013	Face value 30 November 2013	Carrying amount 30 November 2013
				$m	$m	$m	$m	$m	$m
Working capital facility	RMB	6.8%	2014	14.9	14.9	13.9	13.9	5.3	5.3
10.25% Senior secured notes	US $	10.25%	2017	325.0	319.4	490.0	505.4	490.0	492.7
8.50% Senior PIK toggle notes	US $	8.50%	2018	—	—	150.0	141.6	150.0	145.3
Business loan	CHF	3.61%	2013	0.1	0.1	0.1	0.1	—	—
Revolving capital facility	US $			15.0	15.0	—	—	15.0	15.0

				355.0	349.4	654.0	661.0	660.3	658.3

The Group borrowings maturity table:

	30 November 2012	31 August 2013	30 November 2013
	$m	$m	$m
Less than six months	23.9	30.6	26.8
Between six months and one year	15.0	—	5.3
Between one and five years	310.5	630.4	626.2

	349.4	661.0	658.3

9 Retirement benefit obligations

Implementation of IAS 19 Revised

        See Note 1.3—Recent accounting pronouncements.

        The Group operates a variety of post-employment benefit arrangements, covering both funded defined contribution and funded and unfunded defined benefit schemes. The most significant of these are the funded defined benefit pension schemes for the Group's employees in the UK and Switzerland.

        The Group operates three defined benefit pension schemes in the UK, three defined benefit pension schemes in Switzerland and one in Thailand. In each case the assets of the scheme are held separately from those of the Group in independently administered funds. The current service costs of the schemes are charged to the income statement so as to spread the cost of pensions over the employees' working lifetimes with the Group. At 31 August 2013, all three UK schemes closed to future accruals and active members became deferred pension members. Whilst the Group will continue

Notes to the interim financial statements for the 3 month period ended 30 November 2013

(forming part of the financial statements) (Continued)

9 Retirement benefit obligations (Continued)

to make future employer contributions to the schemes member contributions are no longer made. There have been no significant changes in the Swiss or Thai pension schemes in the period.

The amounts recognised in the balance sheet were as follows:

	30 November 2012	31 August 2013	30 November 2013
	$m	$m	$m
Liability for defined benefit obligations recognised in the balance sheet:
UK	23.2	15.9	15.4
Switzerland	5.3	6.3	5.6

	28.5	22.2	21.0

Expense recognised in the income statement

	30 November 2012	31 August 2013	30 November 2013
	$m	$m	$m
Current service cost	(0.4)	(1.6)	(0.5)
Interest on defined benefit pension plan obligation	(0.1)	(0.4)	(0.2)

Total	(0.5)	(2.0)	(0.7)

10 Provisions for other liabilities and charges

	Property	Other	Total
	$m	$m	$m
Balance at 1 September 2012	0.9	4.5	5.4
Provisions used during the period	(0.3)	(1.2)	(1.5)

Balance at 30 November 2012	0.6	3.3	3.9

Non-current	0.6	1.9	2.5
Current	—	1.4	1.4

	0.6	3.3	3.9

Notes to the interim financial statements for the 3 month period ended 30 November 2013

(forming part of the financial statements) (Continued)

10 Provisions for other liabilities and charges (Continued)

	Property	Other	Total
	$m	$m	$m
Balance at 1 September 2013	0.0	5.1	5.1
Provisions transferred in the period	—	0.3	0.3
Provisions utilised during the period	—	(1.9)	(1.9)
Provisions reversed during the period	—	(0.8)	(0.8)

Balance at 30 November 2013	0.0	2.7	2.7

Non-current	0.0	1.9	1.9
Current	—	0.8	0.8

	0.0	2.7	2.7

        Other provisions relate to the school acquisition costs and costs associated with the integration of newly acquired subsidiaries and overseas employees. The overseas employees provision is likely to be utilised over several years, although the timing of utilisation is uncertain. The remaining balance is classified as current at the year end.

11 Authorised and issued share capital

Group and Company

Authorised	2012		2013
	No.	$m	No.	$m
Ordinary shares 'A' of $0.016281 each	300,000,000	4.8	300,000,000	4.8
Ordinary shares 'B' of $0.016281 each	841,623	0.0	841,623	0.0
Ordinary shares 'C' of $0.016281 each	210,406	0.0	210,406	0.0
Ordinary shares 'D' of $0.016281 each	273,527	0.0	273,527	0.0
Ordinary shares 'E' of $0.016281 each	3,000,000	0.1	3,000,000	0.1
Ordinary shares 'F' of $0.016281 each	801,653	0.0	801,653	0.0
Ordinary shares 'G' of £0.01 each	100,000,000	1.6	100,000,000	1.6
Deferred shares of $0.016281 each	200,000,000	3.3	200,000,000	3.3
Dollar deferred shares of $0.01 each	6,500,000,000	65.0	6,500,000,000	65.0
Preference shares of $1.00 each	65,246,055	65.2	65,246,057	65.2
New preference shares of $0.01 each	4,475,805	0.1	4,475,805	0.1

At 30 November	7,174,849,069	140.1	7,174,849,071	140.1

Notes to the interim financial statements for the 3 month period ended 30 November 2013

(forming part of the financial statements) (Continued)

11 Authorised and issued share capital (Continued)

Allotted, called up and fully paid	2012		2013
	No.	$m	No.	$m
Ordinary shares 'A' of $0.016281 each	137,045,844	2.2	137,045,844	2.2
Ordinary shares 'B' of $0.016281 each	841,623	0.0	841,623	0.0
Ordinary shares 'C' of $0.016281 each	210,406	0.0	210,406	0.0
Ordinary shares 'D' of $0.016281 each	136,763	0.0	136,763	0.0
Ordinary shares 'E' of $0.016281 each	2,212,188	0.1	2,212,188	0.1
Ordinary shares 'F' of $0.016281 each	801,653	0.0	801,653	0.0
Deferred shares of $0.016281 each	100	0.0	100	0.0
Dollar deferred shares of $0.01 each	—	0.0	—	0.0
Preference shares of $1.00 each	65,246,055	65.2	65,246,057	65.2
New preference shares of $0.01 each	3,350,270	0.0	2,113,052	0.0

At 30 November	209,844,902	67.5	208,607,686	67.5

	2012	2013
	$m	$m
Shares classed as liabilities	—	—
Shares classified in shareholders' funds	67.5	67.5

At 30 November	67.5	67.5

12 Financial risk management

12.1 Financial risk factors

        The Group's activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and equity price risk), credit risk and liquidity risk.

        The interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the Group's annual financial statements for the year ended 31 August 2013.

        There have been no changes in any risk management policies since 31 August 2013.

12.2 Fair value of financial assets and liabilities measured at amortised cost.

        In the period ended 30 November 2013 there were no significant changes in the business or economic circumstances that affect the fair value of the Group's financial assets and financial liabilities, and there were no reclassifications of financial assets.

Notes to the interim financial statements for the 3 month period ended 30 November 2013

(forming part of the financial statements) (Continued)

12.2 Fair value of financial assets and liabilities measured at amortised cost. (Continued)

Fair values

        The fair values of all financial assets and financial liabilities by class together with their carrying amounts shown in the balance sheet are as follows:

	Carrying amount November 2012	Fair value November 2012	Carrying amount November 2013	Fair value November 2013
	$m	$m	$m	$m
IAS 39 categories of financial instruments
Loans and receivables
Cash and cash equivalents	94.9	94.9	131.4	131.4
Other loans and receivables	34.4	34.4	53.0	53.0

Total financial assets	129.3	129.3	184.4	184.4

Financial liabilities measured at amortised cost
Other interest-bearing loans and borrowings (note 8)	(349.4)	(387.5)	(658.3)	(717.0)
Trade and other payables	(76.1)	(76.1)	(121.9)	(121.9)

Total financial liabilities	(425.5)	(463.6)	(780.2)	(838.9)

Total financial instruments	(296.2)	(334.3)	(595.8)	(654.5)

13 Commitments

Capital commitments

	30 November 2012	31 August 2013	30 November 2013
	$m	$m	$m
Contracted but not provided for	1.0	4.3	6.3
Authorised but not contracted or provided for	4.9	27.8	21.2

	5.9	32.1	27.5

        All capital commitments relate to tangible assets.

14 Contingencies

        In 2013 all borrowings are secured by a debenture creating fixed and floating charges over Group assets and by a fixed charge over specified Group bank accounts. In addition, specific registered pledges have been made by certain overseas subsidiaries.

        The Group has provided the following bank guarantees:

        To SCTAI Anglo Iskola KFT for €0.3 million ($0.4 million) in respect of a 30 year lease of school premises in Budapest. The annual payments under this lease are €0.4 million ($0.6 million) and the guarantee expires on 18 January 2014.

        To Abu Dhabi Education Council for AED1.3 million ($0.3 million) which is open ended.

Notes to the interim financial statements for the 3 month period ended 30 November 2013

(forming part of the financial statements) (Continued)

14 Contingencies (Continued)

        To Dubai Islamic Bank for AED36.0 million ($9.8 million) in respect of a 13 year lease for school premises in Dubai, the guarantee expires on 31 August 2016.

15 Related party transactions

Controlling party

        Premier Education Holdings Limited owns 97.0% of the ordinary shares of Nord Anglia Education, Inc., and Baring Private Equity Asia owns 95.8% of Premier Education Holdings Limited ('PEH').

        Included within trade and other payables is an amount of $31.1 million (2012: $14.5 million) due to PEH at 30 November 2013. Of this, $14.5 million (2012: $nil) relates to consideration in respect of the transfer of British International School Abu Dhabi ('BISAD'), with $7.0 million being current and $7.5 million non-current. The remaining amount of $16.6 million relates to a loan to a subsidiary company.

        Also included in the consolidated financial statements are the following balances resulting from transactions with Senior Management of Nord Anglia Education, Inc. and shareholdings held by Senior Management:

Shareholdings—2013	Number of shares held at 31 August 2013	Shares redeemed during the period 2013	Number of shares held at 30 November 2013	Value 2013
	No.	No.	No.	$m
Ordinary 'B' shares	841,623	—	841,623	0.0
Ordinary 'C' shares	210,406	—	210,406	0.0
Ordinary 'D' shares	136,763	—	136,763	0.0
Ordinary 'E' shares	2,212,188	—	2,212,188	0.1
New preference shares	15,450	—	15,450	0.0

Shareholdings—2012	Number of shares held at 31 August 2012	Shares redeemed during the period 2012	Number of shares held at 30 November 2012	Value 2013
	No.	No.	No.	$m
Ordinary 'B' shares	841,623	—	841,623	0.0
Ordinary 'C' shares	210,406	—	210,406	0.0
Ordinary 'D' shares	136,763	—	136,763	0.0
Ordinary 'E' shares	2,212,188	—	2,212,188	0.1
New preference shares	24,497	—	24,497	0.0

        The following balances are as a result of transactions with the Parthenon Group LLC, an entity in which a director of Nord Anglia Education, Inc. has a shareholding. Details of the shareholdings held by the related party are detailed below.

Notes to the interim financial statements for the 3 month period ended 30 November 2013

(forming part of the financial statements) (Continued)

15 Related party transactions (Continued)

Details of shareholdings held by The Parthenon Group LLC—2013

	Number of shares held at 31 August 2013	Shares redeemed during the period 2013	Number of shares held at 30 November 2013	Value 2013
	No.	No.	No.	$m
Ordinary 'F' shares	801,653	—	801,653	0.0
New preference shares	9,448	—	9,448	0.0

Details of shareholdings held by The Parthenon Group LLC—2012

	Number of shares held at 31 August 2012	Shares redeemed during the period 2012	Number of shares held at 30 November 2012	Value 2013
	No.	No.	No.	$m
Ordinary 'F' shares	801,653	—	801,653	0.0
New preference shares	14,981	—	14,981	0.0

        The Group holds a 50% shareholding in EduAction Waltham Forest Limited through its 100% owned subsidiary Nord Anglia Education Limited. At the balance sheet date the jointly controlled entity was owed an amount of $1.1m (2012: $1.1m) by the Group which is included within other creditors due in less than one year.

        During the period to 30 November 2013, consistent with the 31 August 2013 financial statements, the Swiss schools continue to rent premises from companies which are controlled by a key member of management who was the original vendor of the Swiss business ('the vendor').

	Balance at 30 November 2012	Rental charge for the period	Balance at 30 November 2013	Rental charge for the period
	($m)	($m)	($m)	($m)
Lesolais SA	nil	0.8	nil	0.8
Hunters SA	nil	0.2	nil	0.3
Toumim SA	nil	0.1	nil	0.1
Delphim SA	nil	0.8	nil	0.9
La Renardières Service SA	nil	0.1	nil	0.2

        There is a rental guarantee made to Delphim SA for CHF1.2m in respect of a 14 year lease of school premises in Switzerland. The annual payments under this lease are CHF3.1m ($3.4m) and the guarantee expires on 31 August 2026.

        In addition to the above, the vendor was also paid a consultancy fee of $nil million (2012: $0.1 million) and reimbursement of costs $0.5 million (2012: $0.2 million).

        Included with other creditors is an amount of $1.1 million due to the vendor (current: $0.2 million, non-current: $0.9 million) (2012: $1.2 million) and this relates to the earn-out agreement to be settled over the next 4 years.

Notes to the interim financial statements for the 3 month period ended 30 November 2013

(forming part of the financial statements) (Continued)

15 Related party transactions (Continued)

        During the period, $0.5 million (2012: $0.2) was paid to Baring Private Equity Asia, the ultimate parent of the Group in respect of management fees.

        During the period an amount of $0.6 million (2012: $0.0 million) was paid to Parthenon Group LLC for consultancy purposes.

        During the period an amount of $nil (2012: $0.1 million) was paid to a close family member of senior management for consultancy services.

16 Seasonality

        Premium Schools' results are subject to seasonal fluctuation. As outlined in the accounting policy for revenue recognition, school fee income is recognised over the school terms. Term 1 being September to December, Term 2 being January to March and Term 3 being April to June.

        Within the Learning Services business a number of contracts are performed in close alignment with the academic year of September to June.

17 Events after the balance sheet date

        On 17 December 2013, we entered into an agreement for the development of a new campus in South Loop, Chicago. The landlord will construct the school to our specifications and, on completion, we will lease the school. We expect the new campus to provide capacity of over 1,000 places and the target date for school opening is September 2015.

        On 13 January 2014, Barclays Bank plc transferred all of its commitments under the super senior revolving credit facility agreement that Nord Anglia Education (UK) Holdings plc, a subsidiary of Nord Anglia Education, Inc. entered into on 21 March 2012 (the "SSRCF") to HSBC Bank plc. At the same time, Hongkong and Shanghai Banking Corporation Limited replaced Barclays Bank plc as Agent under the SSRCF.

        On the same date, Nord Anglia Education (UK) Holdings plc entered into a new $20 million revolving credit facility agreement with Hongkong and Shanghai Banking Corporation Limited (as lender and agent), Citicorp International Limited (as security agent) and other parties (the "New RCF"). The terms of the New RCF (including in relation to representations, undertakings and events of default) are substantially similar to those of the SSRCF. The New RCF provides for borrowings up to $20 million provided that the New RCF may only be drawn if the SSRCF is fully utilised.

        Borrowings under the New RCF initially bear interest at LIBOR/EURIBOR plus an applicable margin of 4.25%. After 12 months, if no event of default has occurred and is continuing, the applicable margin will be based on Nord Anglia Education (UK) Holdings plc's total net leverage ratio, consistent with the margin under the SSRCF.

18 Ultimate parent company

        Nord Anglia Education, Inc. is controlled by its immediate parent company Premier Education Holdings Ltd.

        The ultimate controlling party is Baring Private Equity Asia.

Notes to the interim financial statements for the 3 month period ended 30 November 2013

(forming part of the financial statements) (Continued)

19 Earnings per share

	2012			2013
	Basic	Potentially dilutive share options	Diluted	Basic	Potentially dilutive share options	Diluted
Profit/(loss) ($m)
Continuing operations	7.3		7.3	3.5		3.5
Preference share redemption premium	—		—	—		—

Total profit attributable to equity shareholders	7.3		7.3	3.5		3.5
Weighted average number of shares (millions)	141.2	—	141.2	141.2	—	141.2

Earnings/(loss) per share ($ per share)	0.05	—	0.05	0.02	—	0.02

Report of Independent Registered Public Accounting Firm

To the Directors and Shareholders of Nord Anglia Education, Inc.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of comprehensive income, of changes in equity and consolidated cash flows statements present fairly, in all material respects, the financial position of Nord Anglia Education, Inc. and its subsidiaries at 31 August 2012 and 31 August 2013, and the results of its operations and cash flows for the three years in the period ended 31 August 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP
East Midlands
United Kingdom
4 December 2013

Consolidated Income Statements

for the three years ended 31 August 2013

	Note	2011	2012	2013
		$m	$m	$m
Revenue	3	225.2	274.4	323.7
Cost of sales		(105.0)	(126.5)	(147.6)

Gross profit		120.2	147.9	176.1
Selling, general and administrative expenses*		(78.1)	(84.6)	(96.0)
Depreciation	10	(7.2)	(9.9)	(11.7)
Amortisation	11	(2.8)	(3.5)	(5.7)
Impairment of goodwill	11	(16.7)	(10.7)	—
Exceptional items	4	(9.4)	(12.5)	(17.7)

Total selling, general and administrative expenses	5	(114.2)	(121.2)	(131.1)

Operating profit		6.0	26.7	45.0
Finance income	8	10.1	2.0	2.3
Finance expense	8	(51.7)	(49.7)	(51.3)

Net financing expense		(41.6)	(47.7)	(49.0)

Loss before tax		(35.6)	(21.0)	(4.0)
Income tax expense	9	(12.5)	(16.4)	(19.3)

Loss for the year		(48.1)	(37.4)	(23.3)

Attributable to:
Equity holders of the company		(48.1)	(37.4)	(23.3)

Loss per share from continuing operations attributable to equity holders of the company during the year (expressed in $ per share):
Basic loss per share	26	(0.38)	(0.27)	(0.27)

Diluted loss per share	26	(1.26)	(1.17)	(1.24)

*
Excludes depreciation, amortisation, impairment of goodwill and exceptional expenses.

See accompanying notes to consolidated financial statements.

 Consolidated Statements of Comprehensive Income

for the three years ended 31 August 2013

	Note	2011	2012	2013
		$m	$m	$m
Loss for the year		(48.1)	(37.4)	(23.3)
Other comprehensive income
Items that will not be reclassified to profit or loss:
Actuarial gains/(losses) on defined benefit pension plans	9, 18	(1.1)	(16.3)	7.7
Items that may be subsequently reclassified to profit or loss
Foreign exchange translation differences		9.3	(20.7)	9.9

Other comprehensive income/(loss) for the period, net of income tax		8.2	(37.0)	17.6

Total comprehensive loss for the year		(39.9)	(74.4)	(5.7)

Attributable to:
Equity holders of the company		(39.9)	(74.4)	(5.7)

See accompanying notes to consolidated financial statements.

 Consolidated Balance Sheets

as at 31 August 2013 and 2012

	Note	2012	2013
		$m	$m
Non-current assets
Property, plant and equipment	10	36.1	90.5
Intangible assets	11	455.1	753.7
Investments in jointly controlled entities		0.5	0.5
Trade and other receivables	14	10.9	12.4
Deferred tax assets	13	6.1	13.6

		508.7	870.7

Current assets
Tax receivable		0.3	1.0
Trade and other receivables	14	49.3	83.2
Cash and cash equivalents	15	108.5	171.1

		158.1	255.3

Total assets		666.8	1,126.0

Current liabilities
Other interest-bearing loans and borrowings	16	(21.8)	(30.6)
Trade and other payables	17	(224.4)	(360.5)
Provisions for other liabilities and charges	19	(3.1)	(3.4)
Current tax liabilities		(5.0)	(4.2)

		(254.3)	(398.7)

Non-current liabilities
Other interest-bearing loans and borrowings	16	(318.9)	(630.4)
Other payables	17	(6.6)	(20.1)
Retirement benefit obligations	18	(30.4)	(22.2)
Provisions for other liabilities and charges	19	(2.3)	(1.7)
Deferred tax liabilities	13	(10.5)	(32.9)

		(368.7)	(707.3)

Total liabilities		(623.0)	(1,106.0)

Net assets		43.8	20.0

Equity attributable to equity holders of the parent
Share capital	20	67.5	67.5
Share premium	20	255.2	256.5
Other reserves		6.9	6.9
Currency translation reserve		(0.1)	9.8
Shareholder deficit		(285.7)	(320.7)

Shareholders' funds		43.8	20.0

See accompanying notes to consolidated financial statements.

        These financial statements were approved and authorised for issuance by the board of directors on 4 December 2013 and were signed on its behalf by:

A Fitzmaurice Director Company number: MC-264950	G Halder Director

Consolidated Statements of Changes in Equity

for the three years ended 31 August 2013

	Share capital	Share premium	Other reserves	Currency translation reserves	Shareholders' deficit	Total shareholder equity
	$m	$m	$m	$m	$m	$m
Balance at 1 September 2010	1.6	0.2	6.6	12.6	(184.7)	(163.7)

Total comprehensive income/(loss) for the year
Loss for the year	—	—	—	—	(48.1)	(48.1)
Currency translation differences	0.1	—	0.3	8.0	0.9	9.3
Actuarial losses on defined benefit pension schemes	—	—	—	—	(1.1)	(1.1)

Total comprehensive income/(loss) for the year	0.1	—	0.3	8.0	(48.3)	(39.9)

Transactions with owners, recorded directly in equity
Issue of ordinary shares	30.4	35.3	—	—	—	65.7
Issue of preference shares	35.4	(35.4)	—	—	—	—
Equity-settled share based payment transactions	—	—	—	—	0.4	0.4

Total contributions by and distributions to owners	65.8	(0.1)	—	—	0.4	66.1

Balance at 31 August 2011 and 1 September 2011	67.5	0.1	6.9	20.6	(232.6)	(137.5)
Total comprehensive income/(loss) for the year
Loss for the year	—	—	—	—	(37.4)	(37.4)
Currency translation differences	—	—	—	(20.7)	—	(20.7)
Actuarial gains on defined benefit pension schemes	—	—	—	—	(16.3)	(16.3)

Total comprehensive income/(loss) for the year	—	—	—	(20.7)	(53.7)	(74.4)

Transactions with owners, recorded directly in equity
Debt for preference share swap (see note 20)	—	368.7	—	—	—	368.7
Preference share repurchase (see note 20)	—	(0.1)	—	—	—	(0.1)
Share redemption (see note 20)	—	(113.5)	—	—	—	(113.5)
Equity-settled share based payment transactions	—	—	—	—	0.6	0.6

Total contributions by and distributions to owners	—	255.1	—	—	0.6	255.7

Balance at 31 August 2012	67.5	255.2	6.9	(0.1)	(285.7)	43.8

See accompanying notes to consolidated financial statements.

 Consolidated Statements of Changes in Equity (continued)

for the three years ended 31 August 2013

	Share capital	Share premium	Other reserves	Currency translation reserves	Shareholders' deficit	Total shareholder equity
	$m	$m	$m	$m	$m	$m
Balance at 31 August 2012	67.5	255.2	6.9	(0.1)	(285.7)	43.8
Total comprehensive income/(loss) for the year
Loss for the year	—	—	—	—	(23.3)	(23.3)
Currency translation differences	—	—	—	9.9	—	9.9
Actuarial gains on defined benefit pension schemes	—	—	—	—	7.7	7.7

Total comprehensive income/(loss) for the year	—	—	—	9.9	(15.6)	(5.7)

Transactions with owners, recorded directly in equity
Issue of preference shares (see note 20)	—	140.0	—	—	—	140.0
Preference shares redemption (see note 20)	—	(138.7)	—	—	—	(138.7)
Equity-settled share based payment transactions	—	—	—	—	0.1	0.1
Payment to ultimate parent for common control business transfer (see note 1)	—	—	—	—	(19.5)	(19.5)

Total contributions by and distributions to owners	—	1.3	—	—	(19.4)	(18.1)

Balance at 31 August 2013	67.5	256.5	6.9	9.8	(320.7)	20.0

As referred to in the basis of preparation in note 1, there was a change in our parent company for the year ended 31 August 2012. Further details of this capital reorganisation are given in note 20.

See accompanying notes to consolidated financial statements.

 Consolidated Cash Flow Statements

for the three years ended 31 August 2013

	Note	2011	2012	2013
		$m	$m	$m
Cash flows from operating activities
Loss for the year before taxation		(35.6)	(21.0)	(4.0)
Adjustments for:
Depreciation, amortisation and impairment		26.7	24.1	17.4
Bond issuance expense/(income), net		—	7.6	3.4
Other non-cash item		0.2	0.4	—
Difference between pension contribution paid and amounts recognised in the consolidated income statement		0.1	(0.4)	(0.6)
Pension deficit taken directly to reserves		0.3	—	—
Loss on sale of property, plant and equipment and intangible assets		1.1	0.3	0.1
Net financial expense/(income)	8	41.6	47.7	49.0
Equity settled share-based payment expenses		0.4	0.6	0.1

		34.8	59.3	65.4
Decrease in trade and other receivables		38.6	1.7	(2.4)
Decrease in inventories		0.5	—	—
Increase/(decrease) in trade and other payables		(19.2)	13.4	20.6

Cash generated from operations		54.7	74.4	83.6

Interest paid		(10.9)	(6.8)	(45.8)
Tax paid		(13.9)	(15.9)	(25.5)

Net cash generated from operating activities		29.9	51.7	12.3

Cash flows from investing activities
Proceeds from sale of property, plant equipment and intangible assets		0.0	0.1	0.2
Purchase of intangible assets	11	(0.4)	(0.8)	(0.3)
Acquisition of subsidiary, net	2	(0.0)	(17.7)	(240.5)
Acquisition of property, plant and equipment	10	(14.0)	(11.3)	(23.9)
Interest received	8	0.6	1.8	2.1

Net cash used in investing activities		(13.8)	(27.9)	(262.4)

Cash flows from financing activities
Proceeds from the issue of share capital	20	4.9	0.0	140.0
Proceeds from new loan		18.0	25.7	178.5
Proceeds from new loan with related entity		4.4	—	—
Proceeds from issue of 10.25% Senior secured notes		—	325.0	180.0
Proceeds from issue of 8.50% Senior PIK toggle notes		—	—	150.0
Proceeds from issues of loan notes		7.4	—	—
Repayment of borrowings		(50.7)	(206.9)	(180.1)
Payment of borrowing expenses		—	(26.0)	(16.8)
Restructuring expenses		—	(6.5)	—
Distribution to parent		—	—	(5.0)
Preference share redemption	20	—	(113.5)	(138.7)

Net cash generated/(used) in financing activities		(16.0)	(2.2)	307.9

Net increase in cash and cash equivalents		0.1	21.6	57.8
Cash and cash equivalents at 1 September		82.9	89.2	108.5
Effect of exchange rate fluctuations on cash held		6.2	(2.3)	4.8

Cash and cash equivalents at 31 August	15	89.2	108.5	171.1

See accompanying notes to consolidated financial statements.

Notes to the financial statements for the three years ended 31 August 2013

1 Accounting policies

General information

        Nord Anglia Education, Inc. ("the Company") was incorporated in the Cayman Islands on 14 December 2011 as an exempt company with limited liability under Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. The address of its registered office is Offices of Maples Corporate Services, Ugland House, PO Box 309, Grand Cayman, KY1-1104, Cayman Islands.

        The main activities of the Company and its subsidiaries (together "the Group") are the operation of Premium Schools worldwide.

Basis of preparation

        The consolidated Group financial statements have been prepared and approved by the Directors in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB"). The consolidated Group financial statements are presented in US Dollar, generally rounded to the nearest hundred thousand. They are prepared on the historical cost basis, except for certain financial instruments and pension assets that have been measured at fair value.

        The consolidated Group financial statements for the years ended 31 August 2012 and 2013 represents the consolidated financial statements of the Group.

        The consolidated Group financial statements for the year ended 31 August 2011 represents the consolidated financial statements of Nord Anglia Education (UK) Holdings PLC ("NAE PLC"). NAE PLC is a public limited company incorporated and domiciled in the United Kingdom.

        On 20 February 2012, Premier Education Holdings Limited (the "PEH") exchanged all of its ordinary shares, preferred shares and loan notes in NAE PLC on a one-for-one basis for ordinary shares, preferred shares and loan notes in the Company. This transaction resulted in NAE PLC now being owned directly by the Company. Immediately prior to and after the exchange the main activities of the Group, as described above, are conducted by subsidiaries of NAE PLC.

        The Company was a shell company prior to the reorganisation and was not involved in any other business prior to the exchange and does not meet the definition of a business. The exchange represented a capital reorganisation of entities under common control of PEH. Accordingly, the consolidated Group financial statements for the periods presented include the existing entity's full results even though the reorganisation occurred part way through the year. This reflects the view that the transaction involved two entities controlled by the same controlling party, therefore the consolidated Group financial statements reflect the numbers from the perspective of that party and they reflect the period over which that party has had control.

        The Company has a US dollar functional currency and the Group adopts a US dollar presentational currency.

        For further information related to the transactions described above refer to Note 20—Capital and reserves.

        The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

1 Accounting policies (Continued)

Basis of consolidation

        The consolidated Group financial statements consist of the financial statements of the Group and the Group's share of its interests in joint ventures. The consolidated financial statements include the results and operations of certain subsidiaries where the group has less than a 50% interest in the share capital (note 12). In situations where the group has a less than 100% interest, the group considers further factors such as voting rights and exposure to variable returns in order to determine whether or not it controls the subsidiary. Details of the group's assessment with regard to new schools acquired in the year are disclosed in note 2.

  –
  Subsidiaries

        The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

        Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions are eliminated in preparing the consolidated financial statements.

  –
  Joint ventures

        The Group's share of the results of joint ventures is included in the Group Income Statement using the equity method of accounting. Investments in joint ventures are carried in the Group Balance Sheet at cost plus post acquisition changes in the Group's share of the net assets of the entity, less any impairment in value.

        If the Group's share of losses in a joint venture equals or exceeds its investment in the joint venture, the Group does not recognise further losses, unless it has incurred obligations to do so or made payments on behalf of the joint venture.

        Unrealised gains arising from transactions with joint ventures are eliminated to the extent of the Group's interest in the entity.

        The Group's jointly controlled entity has an accounting year end which is coterminous with the Group.

Revenue recognition

        Revenue comprises the fair value of consideration received or receivable in the ordinary course of the Group's activities.

        Sales of services which have been invoiced but not yet recognised as revenue are included on the balance sheet as deferred income and accounted for within trade and other payables.

  –
  School fee income

        School fee income comprises tuition fees and income from ancillary sources including examinations, school trips, bus transportation and lunch fees.

        School fee income is recognised over the school terms, Term 1 being late August / early September to December, Term 2 January to March and Term 3 April to June. School fees are payable in advance on or before the first day of each term and are recognised across the months of each term. Where fees are received in advance for more than one term, the income is recognised over the months in the terms for which payment has been made.

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

1 Accounting policies (Continued)

  –
  Service contracts

        Revenue is proportionally recognised as we provide services, however, when there are performance criteria that may adjust the total revenue earned attached to the contract under which we provide services, we do not recognise revenue until it is probable that the performance criteria have been met. Amounts recoverable on contracts, disclosed within trade and other receivables, is the amount by which revenue recognised exceeds payments on account received. Services which have been invoiced but not yet provided are included on the balance sheet as deferred income and are accounted for within trade and other payables.

        The method of revenue recognition requires an element of judgment to be applied to estimating total revenue and costs including assumptions relative to the performance of contract Key Performance Indicators ("KPI") and contractual deliverables. Contract revenue and performance are continually monitored over the term of the contract and are subject to revision as each contract progresses. When revisions in estimated contract revenue are determined, such adjustments are recorded in the period in which they are identified. Anticipated claims against contracts are recognised in the period they are deemed probable and can be reasonably estimated.

Expenses

  –
  Cost of sales

        Cost of sales consist principally of salary and benefits for school principals and teaching staff and lecturers employed in our Premium Schools and Learning Services businesses, plus the costs of teaching materials as well as expenses for the provision of school lunches, bus services and athletics programmes. For the Learning Services businesses the costs are recognised as incurred. For the Premium Schools business these costs are recognised as incurred, being the 10 months over which teaching services are provided, and as such they follow the same recognition period as the relevant fee income. This cost also includes the cost of independent consultants we use in the delivery of our Learning Service contracts, which can be a material cost under some of these contracts.

  –
  Selling, general and administrative expenses

        Selling, general and administrative expenses consist of several cost categories including salary and benefits for our senior management team and other personnel engaged in finance, human resources, education policy and quality, legal compliance, information systems and infrastructure and other corporate functions at our corporate headquarters. In addition, this category of expense encompasses salary and benefits for regional personnel supporting our operations in China, Europe, Middle East/South East Asia and Others. Additionally, this category includes business travel costs, advertising and promotion expenses, conference costs, general liability insurance premiums, communication costs, bad debt expense, training costs and other. Travel costs are a significant component as this expense category includes costs of our own internal staff. Finally, this category includes property costs which comprise all property-related costs associated with the operation of our business, including rent, service charges, repair and renewal costs, property taxes and utilities costs paid under leases for our corporate headquarters, regional offices, school facilities used in our Premium Schools business and office space used in our Learning Services business. The most significant of our property costs relate to the leasing of our premium schools. These are included in selling, general, and administrative expenses as these costs do not vary directly with the volume of sales we take through our schools, and we review gross margin within our business before school property costs. Our property lease costs are disclosed in note 5 to the accounts.

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

1 Accounting policies (Continued)

Foreign exchange

        Transactions in foreign currencies are translated at the exchange rate on the date of the transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. All differences are taken to the Consolidated Income Statement.

        The assets and liabilities of overseas subsidiaries denominated in foreign currencies are translated into US Dollars at exchange rates prevailing at the date of the Consolidated Balance Sheet; profits and losses are translated at average exchange rates for the relevant accounting periods. Exchange differences arising are recognised in the Group Statement of Comprehensive Income and are included in the Group's Currency translation reserve. Such translation differences are recognised as income or expenses in the period in which the operation is disposed of.

        Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Post-employment and similar obligations

        For defined benefit plans, obligations are measured at discounted present value (using the projected unit credit method) whilst plan assets are recorded at fair value. The operating and financing costs of such plans are recognised separately in the Consolidated Income Statement; service costs are spread systematically over the expected service lives of employees and financing costs are recognised in the periods in which they arise. Actuarial gains and losses are recognised immediately in the Consolidated Statement of Comprehensive Income.

        Payments to defined contribution schemes are charged as an expense as they fall due.

Share based payments

        The Group operates a share based compensation plan under which the entity receives services from employees as consideration for equity instruments of the Group which have employee performance conditions attached. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense over the vesting period. The total amount to be expensed is determined by reference to the fair value of the options granted and estimation of the number of options that expect to vest.

        Fair value is calculated using the Black Scholes Pricing Model, the details of which are disclosed in Note 18.

Exceptional items

        Exceptional items are those significant items which are separately disclosed by virtue of their size or incidence to enable a full understanding of the Group's financial performance. Transactions which may give rise to exceptional items are principally early termination of debt instruments, restructurings, costs related to the acquisition of subsidiaries and other significant transactions not expected to occur as part of normal operating activities.

Borrowings and borrowing costs

        All loans and borrowings are initially recognised at the fair value of the consideration received net of issue costs associated with the borrowing. Borrowings are subsequently stated at amortised cost; any

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

1 Accounting policies (Continued)

difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method.

        Borrowing costs are expensed in the period in which they are incurred, except for issue costs, which are amortised over the period of the borrowing. Any initial differences between book value and the fair value of the loan due to the parent company are adjusted to equity to the extent they represent capital transactions with the parent.

Taxation

        The tax expense included in the Group Income Statement consists of current and deferred tax.

        Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted by the balance sheet date. Tax expense is recognised in the Group Income Statement except to the extent that it relates to items recognised in the Group Statement of Comprehensive Income or directly in the Group Statement of Changes in Equity, in which case it is recognised in the Group Statement of Comprehensive Income or directly in the Group Statement of Changes in Equity, respectively.

        Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Provisions are made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries.

        Deferred tax is calculated at the tax rates that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited in the Group Income Statement, except when it relates to items charged or credited directly to equity or other comprehensive income, in which case the deferred tax is also recognised in equity, or other comprehensive income, respectively.

        Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

        The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered.

        Deferred tax assets and liabilities are offset against each other when there is a legally enforceable right to set-off current taxation assets against current taxation liabilities and it is the intention to settle these on a net basis.

Dividends

        Dividends are recorded in the financial statements in the period in which they are approved by the Group's shareholders.

Business combinations and goodwill

        The Group accounts for all business combinations by applying the purchase method. All acquisition-related costs are expensed.

        On acquisition, the assets (including any intangible assets), liabilities and contingent liabilities of an acquired entity are measured at fair value. Non-controlling interest is stated at the non-controlling interest's proportion of the fair values of the assets and liabilities recognised.

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

1 Accounting policies (Continued)

        Goodwill arising on consolidation represents the excess of the consideration transferred over the net fair value of the Group's share of the net assets, liabilities and contingent liabilities of the acquired subsidiary, joint venture or associate and the fair value of the non-controlling interest in the acquire. If the consideration is less than the fair value of the Group's share of the net assets, liabilities and contingent liabilities of the acquired entity (i.e. a discount on acquisition), the difference is credited to the Consolidated Income Statement in the period of acquisition.

        At the acquisition date of a subsidiary, goodwill acquired is recognised as an asset and is allocated to each of the cash-generating units expected to benefit from the business combination's synergies. Goodwill by CGU is allocated into the appropriate operating segment based on geographical region and is monitored and tested for impairment at this level by management. Goodwill arising on the acquisition of joint ventures and associates is included within the carrying value of the investment.

        On disposal of a subsidiary, joint venture or associate, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Common control transactions

        For the initial acquisition of a business from an entity under common control, the Group's policy is to account for the business combination using IFRS 3 fair value accounting and to account for the acquired business from date of acquisition. For businesses that are reacquired by the Group from an entity under common control (previously acquired, sold to an entity under common control and then reacquired), the Group's policy is to retrospectively restate results using the Predecessor method of accounting, (i.e., the cost basis of Premier Education Holdings), and removing the effect of the prior acquisition and previous disposal. Where the Group disposes of a business to an entity under common control, and the Group loses control, the Group's policy is to apply IFRS 5 and IAS 27 to recognise that disposal and the resulting gain or loss.

        On 1 April 2013 the Group completed the transfer of British International School LLC from Premier Education Limited for $19.5 million. As this transaction involved the reacquisition of the company from a control party the predecessor method of accounting has been applied in the presentation of the consolidated financial statements for the years ended 31 August 2013 and 31 August 2012. These statements present the results of the Group as if the British International School LLC had always been part of the Group. Accordingly, the assets and liabilities transferred to the Company have been recognised at the historical cost to Premier Education Holdings. As this is a consistent application of our accounting policy, we do not consider this accounting to be either a restatement due to an error or due to a change in accounting policy. We have not disclosed further details of the impact of retrospectively restating our results using the predecessor method of accounting as the British International School LLC has not had a significant impact on our operations in the periods presented.

Acquired intangible assets

        Separately acquired intangible assets, such as Brands/trademarks, customer relationships, contracts and software are measured initially at cost. Intangible assets acquired in a business combination are

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

1 Accounting policies (Continued)

recognised at fair value at the acquisition date. Intangibles with finite useful lives are carried at cost and are amortised on a straight line basis over their estimated useful lives, as follows:

Customer relationships	6 to 10 years straight line
Contracts	Length of contract on a straight line basis
Curriculum products & Intellectual property	3 years straight line
Computer software	3 years straight line

Brand name

        Legally protected or otherwise separable brand names acquired as part of a business combination are capitalised at fair value on acquisition. Management's expectation is to retain brand names within the business for an indefinite life due to the nature and premium associated with the brand names that the Group has acquired, as such they are not amortised and are therefore subject to an annual impairment review. Brand names with finite useful lives are carried at cost and are amortised on a straight-line basis over their estimated useful lives, at 2% of cost per annum.

Property, plant and equipment

        Property, plant and equipment are stated at historic cost less accumulated depreciation and any provision for impairment in value. Cost includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for its intended use. Depreciation is provided at rates calculated to write-off the cost, less the estimated residual value, of property, plant and equipment over their estimated useful lives. Estimated useful lives and depreciation rates are as follows:

Freehold and long leasehold buildings	2 to 4% straight line
Short leasehold land and buildings	The unexpired term of the lease on a straight line basis
Computer equipment	3 to 6 years straight line
Motor vehicles	4 to 5 years straight line
Fixtures and fittings	3 to 7 years straight line

        Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, when shorter, over the term of the relevant lease.

Impairment of non-financial assets

        Goodwill is initially allocated to a cash generating unit ('CGU') but is subsequently only monitored and tested for impairment at an operating segment level. Goodwill is reviewed for impairment at least annually by assessing the recoverable amount of each operating segment to which the goodwill relates. The recoverable amount is the higher of fair value less costs to sell, and value in use. When the recoverable amount of the operating segment is less than the carrying amount, an impairment loss is recognised. Any impairment is recognised immediately in the Consolidated Income Statement and is not subsequently reversed.

        For all other non-financial assets (including intangible assets and property, plant and equipment) the Group performs impairment testing where there are indicators of impairment. If such an indicator exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

1 Accounting policies (Continued)

assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

        The recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in the Consolidated Income Statement.

        Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of the recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognised for the asset (or cash-generating unit) in prior years). A reversal of an impairment loss is recognised immediately as a credit to the Group Income Statement.

Leasing

        Where assets are financed by leasing agreements where the risks and rewards are substantially transferred to the Group ("finance leases") the assets are treated as if they had been purchased outright and are depreciated in accordance with the policy stated above. The assets which are held under finance leases and similar hire purchase contracts are recorded in the balance sheet as non-current assets on the lease commencement date at the lower of fair value and present value of minimum lease payments. The obligation to pay future rentals has been shown as a liability. The interest charged on finance leases is charged to the income statement over the lease period at a constant periodic rate of interest. Rentals applicable to operating leases, where substantially all the benefits and risks of ownership remain with the lessor, are recognised in the income statement using the straight line basis over the lease term. Incentives from lessors are recognised as a systematic reduction of the charge over the periods benefiting from the incentives.

Trade receivables

        Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the entity that owes the receivable, probability that the entity that owes the receivable will enter bankruptcy or financial reorganisation, and default or delinquency in payments (which is 60-75 days overdue depending on the nature of the invoice) are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statement. When a receivable is uncollectible, it is written-off against the allowance account for receivables.

Cash and cash equivalents

        Cash and cash equivalents include cash in hand, term and call deposits held with banks and other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts with a right of set off are included within the balance sheet as cash and cash equivalents.

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

1 Accounting policies (Continued)

Trade payables

        Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

        Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

Derivative financial instruments and hedging activities

        Derivative financial instruments are recognised at fair value, generally being the cost at the date a contract is entered into, and are subsequently re-measured at their fair value. Depending on the type of the derivative financial instrument, fair value calculation techniques include, but are not limited to, quoted market value and present value of estimated future cash flows (of which the valuation of interest rate instruments is an example).

        Derivative assets and liabilities are classified as non-current unless they mature within one year from the balance sheet date.

        Changes in fair value of interest rate swaps are charged to net financing costs over the period of the contracts, together with the interest differentials reflected in foreign exchange contracts.

        Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously.

Provisions

        Provisions are recognised when:

    –
    the Group has a present legal or constructive obligation as a result of past events; and

    –
    it is more likely than not that an outflow of resources will be required to settle the obligation; and

    –
    the amount has been reliably estimated.

        Provisions for onerous leases are recognised when the Group believes that the unavoidable costs of meeting the lease obligations exceed the economic benefits expected to be received under the lease. Provisions for dilapidation costs are recognised on a lease by lease basis.

        Provisions are not recognised for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

        If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as an interest expense.

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

1 Accounting policies (Continued)

        Where the Group expects amounts to be received in relation to a provision, the reimbursement is recognised as a separate asset when its receipt is considered virtually certain.

Loss contingencies

        The Group is subject to various claims and contingencies which are in the scope of ordinary and routine litigation incidental to the business, including those related to regulation, litigation, business transactions, employee-related matters and taxes, among others. When a claim or potential claim is identified, the likelihood of any loss or exposure is assessed. If it is probable that a loss will result and the amount of the loss can be reasonably estimated, a liability for the loss is recorded in the income statement. The liability recorded includes probable and estimable legal costs incurred to date and future legal costs. If the loss is not probable or the amount of the loss cannot be reasonably estimated, the claim is disclosed if the likelihood of a potential loss is reasonably possible and the amount of the potential loss could be material. For matters where no loss contingency is recorded, legal fees are expensed as incurred.

Share capital

        Share capital issued by the Group is recorded at the proceeds received, net of direct issue costs. Ordinary shares are classified as equity. Mandatorily redeemable preference shares are classified as liabilities.

Equity instruments

        Following the adoption of IAS 32, financial instruments issued by the Group are treated as equity only to the extent that they meet the following two conditions:

  (a)
  they include no contractual obligations upon the Company (or Group as the case may be) to deliver cash or other financial assets or to exchange financial assets or financial liabilities with another party under conditions that are potentially unfavourable to the Company (or Group); and

  (b)
  where the instrument will or may be settled in the company's own equity instruments, it is either a non-derivative that includes no obligation to deliver a variable number of the company's own equity instruments or is a derivative that will be settled by the company's exchanging a fixed amount of cash or other financial assets for a fixed number of its own equity instruments.

        To the extent that this definition is not met, the proceeds of issue are classified as a financial liability. Where the instrument so classified takes the legal form of the Company's own shares, the amounts presented in these financial statements for called up share capital and share premium account exclude amounts in relation to those shares.

Going concern

        The Group balance sheet as at 31 August 2013 shows that assets exceed liabilities by $20.0 million (2012: $43.8 million), and current liabilities exceed current assets by $143.4 million (2012: $96.2 million).

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

1 Accounting policies (Continued)

        The directors have reviewed the latest guidance relating to going concern and, having made all relevant enquiries, have formed a judgement at the date of the approval of the financial statements that the Group has adequate resources at its disposal to continue its operations for the foreseeable future. This judgement is based on a review undertaken of the current business forecast to 31 August 2014 and the projected cash requirements over that period to assess the likelihood of the Group being able to continue as a going concern. Suitable sensitivities were run for the periods up to 31 August 2014 to assess the headroom available.

        At 31 August 2013 the Group had available but undrawn borrowing facilities of $40.0 million and based on the projected operating cash flows the Directors do not believe that there will be a requirement to use these funds in the foreseeable future. The Group continues to generate strong operating cash flows and benefits from favourable working capital movements through the receipt of tuition fees in advance of the school year. In addition, the acquisitions of subsidiaries are timed such as to optimise the cash impact by taking into account the working capital cycle of the acquiree.

        This review concluded that there were no material uncertainties that potentially could give rise to a significant doubt about the business continuing as a going concern.

Use of assumptions and estimates

        The preparation of the consolidated Group financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis.

        Critical estimates and assumptions that are applied in the preparation of the consolidated financial statements include:

Revenue recognition—Service contracts

        Service contract revenue represents a material income stream for the Group. Under certain contracts, the revenue, or an element of the revenue, is only receivable if Key Performance Indicators, "KPIs", built into the contract terms have been met and the services have been delivered in line with the contract terms. A KPI is a measurable performance condition, for which documentary evidence can be supplied, agreed between the Group and its customers, and which is used as a basis to recognise income. Therefore revenue is only recognised as and when services are performed, if the Group can estimate that it is probable that KPIs and contract deliverables have been met. Where it has not been determined whether KPIs have been met, the element of the revenue relating to meeting these terms is deferred.

        Contract revenue and performance are continually monitored over the term of the contract and are subject to revision as each contract progresses. KPIs are such that they can be measured internally, although in certain cases may require validation by the customer. When revisions in estimated contract revenue are determined, such adjustments are recorded in the period in which they are identified.

        The Group has sufficient history of monitoring KPI performance to understand the accuracy of its monitoring procedures, and as a result few adjustments arise to estimates that have been made other than to recognise revenue that has previously been deferred, due to the probable recognition criteria

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

1 Accounting policies (Continued)

not yet being met. Furthermore the nature of the Group's contracts and their alignment to the academic year mean that the level of estimation required at a fiscal year end is considerably less than at any interim period.

Goodwill

        Goodwill arising on consolidation represents the excess of the cost of acquisitions over the Group's interest in the fair value of the identifiable assets and liabilities at the date of acquisition. Fair values are attributed to the identifiable assets, liabilities and contingent liabilities that existed at the date of acquisition, reflecting their condition at that date.

        Goodwill acquired in a business combination was allocated, at the date of acquisition, to the cash generating unit that benefitted from that business combination. The directors consider that a cash-generating unit is generally an individual school or contract. For the purposes of testing for impairment to goodwill annually, the cash generating units are generally grouped into geographical regions on a basis consistent with the group's assessment of operating segments under IFRS 8 as this represents the lowest level at which management monitors goodwill. For all other non-current assets, where an impairment trigger is identified, impairment of those assets is tested for at the cash generating unit level.

        Goodwill is recognised as an asset. It is not subject to annual amortisation, but is assessed for impairment at least annually or more frequently if there are indications that goodwill might be impaired. The recoverable amounts of the goodwill are calculated on a discounted cash flow basis by applying appropriate long-term growth rates and discount rates, based on historic trends adjusted for management's estimates of future prospects, to the cash generating units on an individual basis. Both the calculated recoverable value of goodwill and any impairment adjustment could vary significantly if different long-term growth rates and discount rates were applied.

        For the purpose of determining potential goodwill impairment, recoverable amounts are determined from value-in-use calculations using cash flow projections covering a five-year period. The growth rate assumptions used in the projections were based on past performance and management's expectations of market developments. The annual growth rate used to determine the cash flows beyond the five-year period has been set at 1.5% across the European and North American markets and 2.0% in the China and ME/SEA markets. When testing for impairment the Group applies a discount rate commensurate to each operating segment. The discount rate that was used for this testing as of 31 August 2013 was 13.4% (2012—13.2%).

Intangible assets

        Intangible assets acquired as part of an acquisition of a business are capitalised separately from goodwill if those assets are identifiable and their fair value can be measured reliably.

        Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortisation period or method, as appropriate, and are treated as changes in accounting estimates.

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

1 Accounting policies (Continued)

        Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash generating unit level and are not amortised. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

        The initial identification of intangible assets requires considerable judgment in respect of the classification of the assets and in the assessment of their life. In addition, when assessing the values of the intangible assets, management is required to exercise judgment in determining the future profitability and cash flows of those assets, royalty rates, life of customer base and the appropriate weighted average cost of capital. The subsequent impairment reviews equally require continuing assessment of the above factors as well as continuous assessment of the assets' lives.

        Gains and losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

Share based payments

        The Group operates an equity settled share based compensation plan.

        The fair value of the employee services received under share based payment plans is recognised as an expense in the income statement. Fair value is calculated by using the Black Scholes Option Pricing Model for share option schemes and the Binomial method for long term incentive plans. The amount charged over the vesting period is determined by reference to the fair value of share incentives excluding the impact of any non-market vesting conditions. Non-market vesting conditions are considered within the assumptions to estimate the number of share incentives that are expected to vest. The impact of the revision of original estimates, if any, is recognised in the income statement over the remaining vesting period with corresponding adjustments made to equity. The cash payment is accounted for as a reduction to shareholders' equity, except when the cash settlement exceeds the fair value of the equity instruments that would have been issued, for which such amount is recorded to expense.

        The application of both the Black-Scholes Option Pricing Model and the Binomial method require the application of a number of judgments including, the following; volatility, risk free interest rate, expected life to exercise. Accordingly the recognition of the fair value expense of the employee services received under share based payment plans could vary if significantly different assumptions were applied to the valuation models.

Recent accounting pronouncements

        The Group considers that there are no relevant standards or relevant interpretations mandatory for the current accounting period that have not been applied.

        As of the date of authorisation of these financial statements, the following standards were in issue. The Group has not applied these standards in the preparation of the financial statements:

    •
    IAS 19 (Revised) 'Employee benefits' is effective from annual periods commencing on or after 1 January 2013. It eliminates the corridor approach and requires immediate recognition of all actuarial gains and losses in the other comprehensive income,

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

1 Accounting policies (Continued)

      immediate recognition of all past service costs and the replacement of interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability/asset.

    •
    IAS 28 (Revised) 'Associates and joint ventures' is effective from annual periods commencing on or after 1 January 2013. It includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11.

    •
    IFRS 7 (Amended) 'Financial instruments: Disclosures' and IAS 32 (Amended) 'Financial instruments: Presentation' are effective for periods commencing on or after 1 January 2013 and 2014 respectively. The IAS 32 amendment clarifies some of the requirements for offsetting financial assets and financial liabilities on the statement of financial position while the IFRS 7 amendment will require more extensive disclosures than are required under IFRS.

    •
    IFRS 10 'Consolidated financial statements' is effective from annual periods commencing on or after 1 January 2013. It builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. It also provides additional guidance to assist in the determination of control where this is difficult to assess.

    •
    IFRS 11 'Joint arrangements' is effective from annual periods commencing on or after 1 January 2013. It is a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement rather than its legal form. There are now only two types of joint arrangements: joint operations; and joint ventures.

    •
    IFRS 12 'Disclosures of interest in other entities' is effective from annual periods commencing on or after 1 January 2013. It includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.

    •
    IFRS 13 'Fair value measurement' is effective from annual periods commencing on or after 1 January 2013. It aims to improve consistency and reduce complexity by providing precise definition of fair value and single source of fair value measurement and disclosure requirements for use across IFRSs.

    •
    IAS 27 (Revised) 'Separate financial statements' is effective from annual periods commencing on or after 1 January 2013. It includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10.

    •
    Annual Improvements 2011 is effective from annual periods commencing on or after 1 January 2013. It addresses six issues in the 2009-2011 reporting cycle. It includes changes to IAS 1 ('Financial statement presentation'), IAS 16 ('Property, plant and equipment'), IAS 32 ('Financial instruments: presentation') and IAS 34 ('Interim financial reporting').

    •
    Amendments to IFRSs 10, 11 and 12 on transition guidance is effective for annual periods beginning on or after 1 January 2013. These amendments provide additional transition relief, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. For disclosures related to unconsolidated

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

1 Accounting policies (Continued)

      structured entities, the amendments will remove the requirement to present comparative information for periods before IFRS 12 is first applied.

        As of the date of authorisation of these financial statements, the following standards were in issue but not yet effective. The Group has not applied these standards in the preparation of the financial statements:

    •
    IFRS 9 'Financial instruments' currently does not include an effective date, but is available for early adoption. It is the first standard issued as part of a wider project to replace IAS 39. It retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: i) amortised cost and ii) fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset.

    •
    Amendment to IAS 36, 'Impairment of assets' on recoverable amounts disclosure is effective for periods commencing on or after 1 January 2014. This amendment addresses the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal.

        Management does not anticipate that the adoption of the above standards and interpretations will have a material impact on the Group's financial statements in the period of initial application.

2 Business combinations

Subsidiaries acquired in the prior period

	Principal activity	Date of acquisition	Proportion of voting equity interests acquired	Consideration transferred
			(%)	$m
La Côte International School SA	Premium school	09/30/2011	100.0%	3.9
EEE Enterprise Limited*	Holding company	08/01/2012	90.9%	30.5

        La Côte International School SA and EEE Enterprise Limited ("EEE") were acquired so as to continue the expansion of the Group's activities on Premium schools internationally.

*
EEE Enterprise Limited is a non-trading holding company with a 49% ownership of The Regent's School, a Premium school located in Chonburi, Thailand. 51% of the share capital is comprised of preference shares owned by two Thai shareholders. The preference shares are entitled to 1 vote per 10 share and the ordinary shares are entitled to 1 vote per share, thus giving the Group an effective control of the business. The Group is entitled to 91% of the voting rights. In addition, with the exception of a de minimus amount payable to the Thai shareholders on declaration of a dividend and/or on dissolution of sale of the subsidiary, the Company is exposed to the variable returns generated from the school.

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

2 Business combinations (Continued)

Consideration transferred

	La Côte International School	EEE Enterprise Limited
	$m	$m
Cash	3.9	22.1
Deferred consideration	—	8.4

Total consideration transferred	3.9	30.5

        Acquisition-related costs have been recognised as an expense, within the 'exceptional expenses' line item in the consolidated income statement. The $8.4 million deferred consideration was paid/is payable as follows; $3.5 million on or before 1 August 2013 and $4.9 million on or before 1 August 2014.

        On 1 August 2012 the Group acquired 100% of the issued share capital of EEE Enterprise Limited.

Fair value of assets acquired and liabilities recognised at the date of acquisition

	La Côte International School	EEE Enterprise Limited	Total
	$m	$m	$m
Non-current assets
Brand (see note 11)	0.5	5.3	5.8
Customer relationships (see note 11)	0.5	9.9	10.4
Property, plant and equipment (see note 10)	0.5	0.5	1.0
Current assets
Trade and other receivables	2.1	3.3	5.4
Cash and cash equivalents	2.9	5.4	8.3
Current liabilities
Trade and other payables	(6.3)	(8.5)	(14.8)
Non-current liabilities
Retirement benefit obligations	(0.4)	—	(0.4)
Deferred tax liabilities	(0.0)	—	(0.0)

	(0.2)	15.9	15.7

Goodwill arising on acquisition

	La Côte International School	EEE Enterprise Limited	Total
	$m	$m	$m
Consideration transferred	3.9	30.5	34.4
Less: fair value of identifiable net assets acquired	0.2	(15.9)	(15.7)

Goodwill arising on acquisition (see note 11)	4.1	14.6	18.7

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

2 Business combinations (Continued)

        Goodwill arose from the two acquisitions due to the cost of combination included a control premium. In addition, the consideration paid for the combination effectively included amounts in relation to the benefit of expected synergies, revenue growth, future market development and assembled workforce of the acquired businesses. These benefits are not recognised separately from goodwill because they do not meet the recognition criteria for identifiable assets.

        None of the goodwill arising on these acquisitions is expected to be deductible for tax purposes.

Net cash outflow on acquisition of subsidiaries

Total
$m
Consideration paid in cash	26.0
Less: cash and cash equivalents acquired	(8.3)

17.7

Impact of acquisitions on the results of the Group

        Included in the profit for the year ended 31 August 2012 is $0.3 million loss attributable to the business generated by LCIS and $nil attributable to EEE. Revenue for the year is $5.1 million attributable to the additional business generated by LCIS and $nil attributable to EEE.

        Had these business combinations been effected at 1 September 2011, the revenue of the Group from continuing operations would have been $16.4 million higher, and the profit for the year from continuing operations would have been $3.7 million higher. The Directors consider these 'pro-forma' numbers to represent an approximate measure of the performance of the combined group on an annualised basis and to provide a reference point for comparison in future periods.

        In determining the 'pro-forma' amounts of the Group had these acquisitions been effected at the beginning of the prior year, the Directors have assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on 1 September 2011.

Subsidiaries acquired in the current period

	Principal activity	Date of acquisition	Proportion of voting equity interests acquired	Consideration transferred
			(%)	$m
WCL Group Limited	Holding company	22/05/13	100.0%	134.6
BSG Limited	Holding company	25/07/13	100.0%	26.8
Uma Education Holdings Limited**	Holding company	02/08/13	90.6%	12.8

        WCL Group Limited ("WCL"), BSG Limited ("BSG") and Uma Education Holdings Limited ("UMA") were acquired so as to continue the expansion of the Group's activities in Premium schools internationally.

**
Uma Education Holdings Limited is a non-trading holding company with a 49% ownership of Saint Andrews International School, a Premium school located in Bangkok, Thailand. 51% of the

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

2 Business combinations (Continued)

  share capital is comprised of ordinary shares owned by two Thai shareholders. The ordinary shares are entitled to 1 vote per share and the preference shares are entitled to 10 votes per share, thus giving the Group an effective control of the business. The Group has right to 100% economic interest in the company whether in the form of dividends or on liquidation.

Consideration transferred

	WCL Group Limited	BSG Limited	Uma Education Holdings Limited
	$m	$m	$m
Cash	134.6	26.8	12.8
Deferred consideration	—	—	—

Total consideration transferred	134.6	26.8	12.8

        Acquisition-related costs have been recognised as an expense, within the 'exceptional expenses' line item in the consolidated income statement.

Fair value of assets acquired and liabilities recognised at the date of acquisition

	WCL Group Limited	BSG Limited	Uma Education Holdings Limited	Total
	$m	$m	$m	$m
Non-current assets
Brand (see note 11)	25.2	4.1	2.2	31.5
Customer relationships (see note 11)	28.7	4.1	4.1	36.9
Curriculum products & Intellectual property (see note 11)	2.6	—	—	2.6
Computer software (see note 11)	0.5	—	—	0.5
Property, plant and equipment (see note 10)	36.9	2.4	0.6	39.9
Other receivables	0.1	0.4	—	0.5
Current assets
Trade and other receivables	22.8	0.2	3.0	26.0
Cash and cash equivalents	27.6	6.2	1.6	35.4
Current liabilities
Trade and other payables	(81.6)	(8.3)	(4.6)	(94.5)
Loans and borrowings	(98.2)	—	—	(98.2)
Current tax liabilities	(3.0)	—	—	(3.0)
Non-current liabilities
Other payables	(7.6)	—	0.0	(7.6)
Retirement benefit obligations	—	—	(0.1)	(0.1)
Deferred tax liabilities	(14.6)	(2.0)	—	(16.6)

	(60.6)	7.1	6.8	(46.7)

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

2 Business combinations (Continued)

        The initial accounting for the acquisitions of WCL Group Limited, BSG Limited, and Uma Education Holdings Limited has only been provisionally determined at the end of the reporting period.

Goodwill arising on acquisition

	WCL Group Limited	BSG Limited	Uma Education Holdings Limited	Total
	$m	$m	$m	$m
Consideration transferred	134.6	26.8	12.8	174.2
Less: fair value of identifiable net assets acquired	60.6	(7.1)	(6.8)	46.7

Goodwill arising on acquisition (see note 11)	195.2	19.7	6.0	220.9

        Goodwill arose from the three acquisitions. The consideration paid for the combination effectively included amounts in relation to the benefit of expected synergies, revenue growth, future market development and assembled workforce of the acquired businesses. These benefits are not recognised separately from goodwill because they do not meet the recognition criteria for identifiable assets.

        None of the goodwill arising on these acquisitions is expected to be deductible for tax purposes.

Net cash outflow on acquisition of subsidiaries

Total
$m
Consideration paid in cash	174.2
Consideration paid in cash in respect of prior year acquisition*	3.5
Debt settlement**	98.2
Less: cash and cash equivalents acquired	(35.4)

240.5

*
Consideration paid in cash in respect of prior year acquisition relates to the 1st tranche of the deferred consideration for EEE Limited.

**
The consideration transferred in respect of the WCL acquisition excludes an amount of $98.2 million for settlement of third party bank debt and shareholder loan notes which were triggered by a change of control clause upon the business combination. This amount has not been recognised as the consideration transferred from an IFRS3 perspective.

Impact of acquisitions on the results of the Group

        Included in the loss for the year is $3.4 million loss attributable to WCL, $0.4 million profit attributable to BSG and $nil attributable to UMA. Revenue for the year is $15.2 million attributable to WCL, $0.7 million attributable to BSG and $nil attributable to UMA.

        Had these business combinations been effected at 1 September 2012, the revenue of the Group from continuing operations would have been $442.9 million, and the loss for the year from continuing operations would have been $23.3 million. The Directors consider these 'pro-forma' numbers to

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

2 Business combinations (Continued)

represent an approximate measure of the performance of the combined group on an annualised basis and to provide a reference point for comparison in future periods.

        In determining the 'pro-forma' amounts of the Group had these acquisitions been effected at the beginning of the current year, the Directors have assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on 1 September 2012.

3 Segmental reporting

        The Group's reporting segments are determined based on the Group's internal reporting to the Chief Operating Decision Maker ('CODM'). The CODM has been determined to be the Executive Committee ('EXCO') as it is primarily responsible for the allocation of resources to segments and the assessment of performance of the segments.

        Following the acquisitions in the year and restructure of the corporate management team, the CODM now considers the principal activities of the Group to be:

•
Premium schools and associated activities in:

–
China—People's Republic of China and Hong Kong SAR;

–
Europe—Switzerland, Slovakia, Hungary, Czech Republic, Spain, Poland;

–
Middle East / South East Asia ('ME/SEA')—United Arab Emirates, Qatar, Thailand; and

–
North America—United States of America.

•
Other—being the learning services division and Central & Regional head office costs.

        The CODM uses revenue and Adjusted EBITDA before exceptional items, as reviewed at monthly EXCO meetings, as the key measure of the segments' results as it reflects the segments' underlying trading performance for the financial year under evaluation. Revenue and Adjusted EBITDA before exceptional items is a consistent measure within the Group.

        Segment Adjusted EBITDA before exceptional expenses ('Adjusted EBITDA') is an adjusted measure of operating profit and measures the performance of each segment before the impact of interest, tax, depreciation, amortisation, impairment, exceptional items & other management exceptional items, exchange gain/(loss) and loss on disposal of property, plant and equipment.

        The segment results, the reconciliation of the segment measures to the respective statutory items included in the Consolidated income statement, the segment assets and other segment information are as follows:

Year ended 31 August 2011	China	Europe	ME / SEA	North America	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue	85.6	71.4	5.9	—	62.3	225.2

Adjusted EBITDA	40.4	16.3	(5.6)	—	(3.2)	47.9

Adjusted EBITDA margin	47.2%	22.8%	(94.9%)	—	(5.1%)	21.3%

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

3 Segmental reporting (Continued)

Year ended 31 August 2012	China	Europe	ME / SEA	North America	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue	111.5	111.2	9.8	—	41.9	274.4

Adjusted EBITDA	53.8	25.6	(3.8)	—	(5.4)	70.2

Adjusted EBITDA margin	48.3%	23.0%	(38.8%)	—	(12.9%)	25.6%

Year ended 31 August 2013	China	Europe	ME / SEA	North America	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue	137.7	115.8	33.9	7.9	28.4	323.7

Adjusted EBITDA	66.8	22.7	5.9	0.3	(16.2)	79.5

Adjusted EBITDA margin	48.5%	19.6%	17.4%	3.8%	(57.0%)	24.6%

        The entity is domiciled in the Cayman Islands. The result of its externally generated revenues during the year is $nil (2012: $nil). In 2011 the entity was domiciled in the United Kingdom and the externally generated revenue was $17.8 million (this is included within the Europe operating segment).

Reconciliation of Adjusted EBITDA to profit after tax

2011	China	Europe	ME / SEA	North America	Others	Total
	$m	$m	$m	$m	$m	$m
Adjusted EBITDA	40.4	16.3	(5.6)	—	(3.2)	47.9
Adjustments:
Exceptional items (see note 4)	(2.4)	—	—	—	(7.0)	(9.4)
Other management exceptional items	—	—	—	—	(8.3)	(8.3)
Exchange gain/(loss)	—	—	—	—	3.5	3.5
Loss on disposal of property, plant and equipment	(0.8)	(0.0)	—	—	(0.2)	(1.0)
Depreciation	(2.8)	(2.2)	(1.4)	—	(0.8)	(7.2)
Amortisation	—	(0.0)	(0.0)	—	(2.8)	(2.8)
Impairment of goodwill	—	—	—	—	(16.7)	(16.7)

Operating profit/(loss)	34.4	14.1	(7.0)	—	(35.5)	6.0
Finance income	0.5	0.1	—	—	9.5	10.1
Finance expense	(0.5)	(0.0)	—	—	(51.2)	(51.7)

Profit/(loss) before tax	34.4	14.2	(7.0)	—	(77.2)	(35.6)
Tax	(7.9)	(3.8)	—	—	(0.8)	(12.5)

Profit/(loss) for the year attributable to equity holders of the parent	26.5	10.4	(7.0)	—	(78.0)	(48.1)

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

3 Segmental reporting (Continued)

2012	China	Europe	ME / SEA	North America	Others	Total
	$m	$m	$m	$m	$m	$m
Adjusted EBITDA	53.8	25.6	(3.8)	—	(5.4)	70.2
Adjustments:
Exceptional items (see note 4)	(0.7)	(2.2)	(0.6)	—	(9.0)	(12.5)
Other management exceptional items	—	(0.8)	—	—	(1.2)	(2.0)
Exchange gain/(loss)	(0.1)	(0.0)	—	—	(4.5)	(4.6)
Loss on disposal of property, plant and equipment	(0.1)	(0.0)	—	—	(0.2)	(0.3)
Depreciation	(3.7)	(3.7)	(1.9)	—	(0.6)	(9.9)
Amortisation	—	(0.0)	(0.0)	—	(3.5)	(3.5)
Impairment of goodwill	—	—	—	—	(10.7)	(10.7)

Operating profit/(loss)	49.2	18.9	(6.3)	—	(35.1)	26.7
Finance income	1.3	0.5	—	—	0.2	2.0
Finance expense	(1.0)	(0.3)	—	—	(48.4)	(49.7)

Profit/(loss) before tax	49.5	19.1	(6.3)	—	(83.3)	(21.0)
Tax	(13.4)	(2.6)	—	—	(0.4)	(16.4)

Profit/(loss) for the year attributable to equity holders of the parent	36.1	16.5	(6.3)	—	(83.7)	(37.4)

2013	China	Europe	ME / SEA	North America	Others	Total
	$m	$m	$m	$m	$m	$m
Adjusted EBITDA	66.8	22.7	5.9	0.3	(16.2)	79.5
Adjustments:
Exceptional items (see note 4)	0.0	(2.1)	(2.1)	(0.9)	(12.6)	(17.7)
Other management exceptional items	—	—	—	—	(3.3)	(3.3)
Exchange gain/(loss)	(0.2)	(0.1)	0.3	0.8	3.2	4.0
Loss on disposal of property, plant and equipment	(0.0)	(0.0)	(0.0)	(0.0)	(0.1)	(0.1)
Depreciation	(4.5)	(3.8)	(2.2)	(0.7)	(0.5)	(11.7)
Amortisation	—	(0.0)	(0.0)	(0.0)	(5.7)	(5.7)

Operating profit/(loss)	62.1	16.7	1.9	(0.5)	(35.2)	45.0
Finance income	1.9	0.3	0.0	0.0	0.1	2.3
Finance expense	(1.0)	(0.0)	—	—	(50.3)	(51.3)

Profit/(loss) before tax	63.0	17.0	1.9	(0.5)	(85.4)	(4.0)
Tax	(13.5)	(7.5)	(0.1)	2.2	(0.4)	(19.3)

Profit/(loss) for the year attributable to equity holders of the parent	49.5	9.5	1.8	1.7	(85.8)	(23.3)

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

3 Segmental reporting (Continued)

Segment assets—Geographic

At 31 August 2013	China	Europe	ME / SEA	North America	Total
	$m	$m	$m	$m	$m
Total segment non-current assets	326.1	228.5	99.5	216.6	870.7

At 31 August 2012	China	Europe	ME / SEA	North America	Total
	$m	$m	$m	$m	$m
Total segment non-current assets	284.9	187.2	36.6	—	508.7

        The entity is domiciled in the Cayman Islands. The total segment non-current assets during the year are $nil (2012: $nil). In 2011 the entity was domiciled in the United Kingdom and the total segment non-current assets were $4.6 million (this amount is included within the Europe operating segment).

Other segment information

Year ended 31 August 2011	China	Europe	ME / SEA	North America	Other	Total
	$m	$m	$m	$m	$m	$m
Depreciation of tangible assets	(2.8)	(2.2)	(1.4)	—	(0.8)	(7.2)
Amortisation of intangible assets	—	—	—	—	(2.8)	(2.8)
Impairment of goodwill	—	—	—	—	(16.7)	(16.7)
Exceptional items (see note 4)	(2.4)	—	—	—	(7.0)	(9.4)

Year ended 31 August 2012	China	Europe	ME / SEA	North America	Other	Total
	$m	$m	$m	$m	$m	$m
Capital expenditure (including acquisitions through business combinations):
Property, plant and equipment	5.2	5.7	1.2	—	0.2	12.3
Goodwill and other intangible assets	—	5.1	30.0	—	0.6	35.7
Depreciation of tangible assets	(3.7)	(3.7)	(1.9)	—	(0.6)	(9.9)
Amortisation of intangible assets	—	(0.0)	(0.0)	—	(3.5)	(3.5)
Impairment of goodwill	—	—	—	—	(10.7)	(10.7)
Exceptional items (see note 4)	(0.7)	(2.2)	(0.6)	—	(9.0)	(12.5)

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

3 Segmental reporting (Continued)

Year ended 31 August 2013	China	Europe	ME / SEA	North America	Other	Total
	$m	$m	$m	$m	$m	$m
Capital expenditure (including acquisitions through business combinations):
Property, plant and equipment	14.7	9.9	11.8	28.3	1.1	65.8
Goodwill and other intangible assets	27.9	16.7	54.9	183.7	9.5	292.7
Depreciation of tangible assets	(4.5)	(3.8)	(2.2)	(0.7)	(0.5)	(11.7)
Amortisation of intangible assets	—	(0.0)	(0.0)	(0.0)	(5.7)	(5.7)
Impairment of goodwill	—	—	—	—	—	—
Exceptional items (see note 4)	0.0	(2.1)	(2.1)	(0.9)	(12.6)	(17.7)

4 Exceptional items

	2011	2012	2013
	$m	$m	$m
Exceptional administrative expenses
a Corporate restructure	(6.0)	(1.4)	(2.7)
b Payments to key management	(2.4)	(0.7)	(1.1)
c Bond issuance expense, net	—	(7.6)	(0.8)
d Acquisition related costs	(1.0)	(2.8)	(13.1)

	(9.4)	(12.5)	(17.7)

a
Corporate restructure in the year is in relation to integration costs incurred by subsidiaries post acquisition as well as closure of Learning Services business in the Middle East and in the UK at contract completion. Costs in 2013 relate to redundancy, staff replacements for subsidiary integration as well as legal fees and office closures.

  On 10 July 2011, the Group announced its intention to relocate its central services function to Hong Kong and subsequent to the balance sheet date this proposal was confirmed. The associated restructuring costs of $6.0m relate predominantly to the onerous lease cost of the building that housed the head office function, along with both statutory and enhanced redundancy costs payable to affected employees. In the year to 31 August 2012, a further provision was created to cover additional expenses amounting to $0.8 million, bringing the total cost of the project to $6.8 million. The balance of the charge in 2012 of $0.6 million relates to the closure of the Learning Service divisional team in the Middle East.

b
The $1.1 million cost incurred during the year was a tax indemnification due to the vendor of Collége Champittet on condition of meeting certain revenue criteria post acquisition. As this criteria was met outside the measurement period, it has been appropriately recognised through the profit and loss. This will be settled by equal instalments over five years with the first in August 2014.

  The $0.7 million cost (2011: additional costs of $2.4 million) incurred during the year was as a result of the Group purchasing any past and all future rights under a profit sharing agreement and under an employment profit share agreement in the prior year.

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

4 Exceptional items (Continued)

  None of the costs relating to this transaction are considered to be tax deductible. Full details of this arrangement are documented in note 25, Related party transactions.

c
$0.8 million exceptional expense was recognised in relation to the bond issuance.

  In the prior year ended 31 August 2012, an exceptional expense of $7.6 million was recognised due to the issuance of the Senior secured notes.

  In the prior year charges of $1.2 million relating to marketing costs, consultants costs and legal and professional fees which are not capitalised. $6.5 million in relation to the bond transaction fee was paid to Baring Private Equity Asia, as disclosed in the related party transactions note (see note 25). This was partially offset by the assignment of debt ($0.1m) which was written off in the year.

d
During the year, the Group acquired three new subsidiaries (or group of subsidiaries) to complement its existing portfolio of Premium Schools, as detailed in note 2, Business Combinations.

  Acquisition related costs in 2013 were due to the business combinations of WCL Group of companies, United Kingdom and operating in three continents; The British School of Guangzhou, China and Saint Andrews International School, Bangkok, Thailand, including legal fees and fees payable to advisors in relation to various aspects of the acquisitions, as well as final costs incurred on the acquisitions made in 2011 and 2012.

  Additionally, this include legal fees and fees payable to advisors associated with the common control transaction of British International School LLC, United Arab Emirates.

  The prior year costs related to the three subsidiaries acquired during the year ended 31 August 2012. In 2011, the costs relates to the two subsidiaries acquired during the year ended 31 August 2011.

5 Expenses and auditors' remuneration

Included in profit/(loss) are the following:

	2011	2012	2013
	$m	$m	$m
Hire of plant and machinery	0.4	—	—
Impairment loss on goodwill	16.7	10.7	—
Staff costs (see note 6)	99.0	117.5	138.4
Foreign exchange (gain)/loss	(3.5)	4.6	(4.0)
Loss on disposal of property, plant and equipment and intangible assets	1.0	0.3	0.1
Operating lease rentals:
Land and buildings	26.7	27.6	31.9
Other	0.7	0.7	0.9
Depreciation—owned assets	7.2	9.9	11.7
Amortisation of intangible assets	2.8	3.5	5.7

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

5 Expenses and auditors' remuneration (Continued)

Auditors' remuneration:

	2011	2012	2013
	$m	$m	$m
Fees payable to Company's auditor for the audit of parent Company and consolidated financial statements	0.1	0.2	0.4
Disclosure below based on fees payable in respect of services to the company and its subsidiaries
Fees payable to Group's auditors and their subsidiaries in respect of:
The auditing of accounts of any subsidiaries of the company	0.4	0.3	0.2
Tax advisory services	—	0.1	—
All other services	0.2	0.5	0.6

6 Staff numbers and costs

        The monthly average number of persons employed by the Group (including directors) during the year, analysed by category, was as follows:

	Number of employees
	2011	2012	2013
Administration and management	707	693	778
Teaching	1,280	1,435	1,738
Advisors and guidance officers	180	239	68

	2,167	2,367	2,584

        The aggregate employee benefit expense of these persons was as follows:

	2011	2012	2013
	$m	$m	$m
Wages and salaries	89.6	104.0	124.7
Share based payments (see note 18)	0.4	0.6	0.1
Social security costs	7.3	10.1	11.0
Contributions to defined contribution plans (see note 18)	0.5	1.2	1.0
Expenses related to defined benefit plans (see note 18)	1.2	1.6	1.6

	99.0	117.5	138.4

        During the year ended 31 August 2013, an amount of $1.0 million (2012—$0.7 million; 2011—$2.4 million) was incurred in relation to a tax indemnification due to the vendor of Collége Champittet on condition of meeting certain revenue criteria post acquisition. As this criteria was met outside the measurement period, it has been appropriately recognised through the profit and loss. This will be settled by equal instalments over five years with the first in August 2014. This is in addition to aggregate employee benefit expense above and the amounts paid to key management personnel, as shown below.

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

7 Key management personnel

	2011	2012	2013
	$m	$m	$m
Fee, salaries and other short term employment benefits	4.7	5.8	6.3
Termination benefits	0.3	0.0	—
Other benefits	0.1	0.3	0.3

	5.1	6.1	6.6

        The key management personnel are the directors and senior managers who received emoluments, as noted above.

        Other short term employment benefits relate to medical insurance premiums and rental benefit paid.

        Other benefits relate to contributions to defined contribution schemes.

	2011	2012	2013
Number of key management personnel accruing benefits under:
— Defined benefit schemes	—	1	1

8 Finance income and expense

Recognised in profit or loss

	2011	2012	2013
	$m	$m	$m
Foreign exchange gains recognised on the retranslation of foreign currency borrowings	9.5	—	—
Derivative financial instruments	—	0.2	—
Bank interest	0.6	1.8	2.3

Total finance income	10.1	2.0	2.3

	2011	2012	2013
	$m	$m	$m
Net loss on financial instruments designated as fair value through profit or loss:
Derivative financial instruments	1.1	0.8	0.0
Total interest expense on financial liabilities measured at amortised cost:
Loan notes from parent, senior management and related party	36.8	25.4	—
10.25% Senior secured notes due 2017	—	15.0	37.9
8.50% Senior PIK toggle notes due 2018	—	—	8.5
Bank loans and overdrafts	12.9	7.9	4.5
Interest on defined benefit pension plan obligation (see note 18)	0.4	0.6	0.4
Interest payable to parent undertaking	0.5	—	—

Total finance expense	51.7	49.7	51.3

Net finance expense	41.6	47.7	49.0

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

9 Income tax expense

Recognised in the consolidated income statement

	2011	2012	2013
	$m	$m	$m
Current tax expense
Overseas current tax charge	14.0	18.1	20.8
Adjustment for prior years overseas tax charge	(1.2)	(0.3)	0.2

Current tax expense	12.8	17.8	21.0

Deferred tax expense
Origination and reversal of temporary differences	(1.2)	(1.3)	(1.5)
Adjustment in respect of prior years	0.9	(0.1)	(0.2)

Deferred tax expense	(0.3)	(1.4)	(1.7)

Total tax expense	12.5	16.4	19.3

Reconciliation of effective tax rate

        The tax assessed for the period differs from the standard rate of Corporation tax in the Cayman Islands of 0.00% (2012: 0.00%) and United Kingdom of 27.16% in 2011 per the explanation below:

	2011	2012	2013
	$m	$m	$m
Loss before tax	(35.6)	(21.0)	(4.0)

Tax using the Cayman corporation tax rate of 0.00% (2012: 0.00%)	—	—	—
Tax using the UK corporation tax rate of 27.16% in 2011	(9.7)	—	—
Effect of tax rates in foreign jurisdictions	1.6	(1.3)	2.2
Non-deductible expenses	1.7	3.9	5.5
Losses not deductible	5.2	5.0	—
Withholding tax paid on overseas dividends for which no relief is available	1.9	2.1	5.8
Timing difference for which no deferred tax was recognised	1.6	(2.5)	0.6
Amortisation and impairment of goodwill	4.5	2.7	—
Current year losses for which no deferred tax asset was recognised	6.0	6.9	5.2
Over provided in prior years	(0.3)	(0.4)	—

Total tax expense (including tax on joint venture)	12.5	16.4	19.3

Tax charged to other comprehensive income*	—	(0.2)	(0.2)

*
Included within Actuarial losses on defined benefit pension schemes

        Deferred tax assets are recognised for tax losses carried forward to the extent that the realisation of the related tax benefit through future taxable profits is probable. The Group did not recognise deferred tax assets of $35.2 million (2012—$33.2 million). This includes an un-provided deferred tax asset of $28.3 million (2012—$24.8 million) which relates to UK losses which have no expiry date for which relief is not anticipated to be available in the foreseeable future. It also includes an un-provided deferred tax asset of $3.2 million (2012—$5.8 million) in relation to the deficit in the UK pension

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

9 Income tax expense (Continued)

scheme and an un-provided deferred tax asset of $3.7 million (2012—$1.0 million) which relates to losses in overseas entities.

Tax risk factors

        When the double taxation treaty between the Peoples Republic of China and the United Kingdom is ratified, withholding tax on dividends received will fall from 10% to 5%. Had the rate change been effective prior to 31 August 2013 it would have an immaterial impact on the associated deferred tax liability as at 31 August 2013.

10 Property, plant and equipment

	Land and buildings	Fixtures and fittings	Computer equipment	Motor vehicles	Assets under construction	Total
	$m	$m	$m	$m	$m	$m
Cost
Balance at 1 September 2011	31.3	11.9	7.3	1.1	—	51.6
Acquisitions through business combinations	0.1	0.9	—	—	—	1.0
Additions	5.6	2.1	3.3	0.3	—	11.3
Disposals	(0.1)	(2.0)	(2.8)	—	—	(4.9)
Effect of movements in foreign exchange	(1.4)	(1.0)	(0.3)	(0.1)	—	(2.8)

Balance at 31 August 2012	35.5	11.9	7.5	1.3	—	56.2

Balance at 1 September 2012	35.5	11.9	7.5	1.3	—	56.2
Acquisitions through business combinations	23.8	4.5	2.7	0.0	8.9	39.9
Additions	11.4	6.0	5.2	0.2	3.1	25.9
Disposals	(0.4)	0.0	(0.3)	(0.2)	—	(0.9)
Transfers	4.4	0.0	0.0	—	(4.4)	0.0
Effect of movements in foreign exchange	1.3	0.3	0.3	0.0	0.0	1.9

Balance at 31 August 2013	76.0	22.7	15.4	1.3	7.6	123.0

Accumulated depreciation and impairment
Balance at 1 September 2011	7.6	4.4	4.0	0.2	—	16.2
Depreciation charge for the year	4.4	2.6	2.4	0.5	—	9.9
Disposals	(0.1)	(1.7)	(2.7)	—	—	(4.5)
Effect of movements in foreign exchange	(0.5)	(0.5)	(0.4)	(0.1)	—	(1.5)

Balance at 31 August 2012	11.4	4.8	3.3	0.6	—	20.1

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

10 Property, plant and equipment (Continued)

	Land and buildings	Fixtures and fittings	Computer equipment	Motor vehicles	Assets under construction	Total
	$m	$m	$m	$m	$m	$m
Balance at 1 September 2012	11.4	4.8	3.3	0.6	—	20.1
Depreciation charge for the year	4.8	3.4	3.3	0.2	—	11.7
Disposals	(0.1)	(0.2)	(0.2)	(0.1)	—	(0.6)
Transfers	—	0.0	0.0	—	—	0.0
Effect of movements in foreign exchange	0.7	0.4	0.2	0.0	—	1.3

Balance at 31 August 2013	16.8	8.4	6.6	0.7	—	32.5

Net book value
At 1 September 2011	23.7	7.5	3.3	0.9	—	35.4

At 31 August 2012	24.1	7.1	4.2	0.7	—	36.1

At 31 August 2013	59.2	14.3	8.8	0.6	7.6	90.5

11 Intangible assets

	Goodwill	Brand name	Customer relations	Contracts	Curriculum products & Intellectual property	Computer software	Total
	$m	$m	$m	$m	$m	$m	$m
Cost
Balance at 1 September 2011	447.5	21.4	27.9	0.7	—	3.1	500.6
Acquisitions through business combinations	18.7	5.8	10.4	—	—	—	34.9
Additions	—	—	—	—	—	0.8	0.8
Disposals	—	—	—	—	—	(2.5)	(2.5)
Effect of movements in foreign exchange	(20.0)	(2.7)	(3.5)	(0.0)	—	—	(26.2)

Balance at 31 August 2012	446.2	24.5	34.8	0.7	—	1.4	507.6

Balance at 1 September 2012	446.2	24.5	34.8	0.7	—	1.4	507.6
Acquisitions through business combinations	220.9	31.5	36.9	—	2.6	0.5	292.4
Additions	—	—	—	—	—	0.3	0.3
Effect of movements in foreign exchange	10.4	0.4	0.2	(0.1)	0.0	(0.2)	10.7

Balance at 31 August 2013	677.5	56.4	71.9	0.6	2.6	2.0	811.0

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

11 Intangible assets (Continued)

	Goodwill	Brand name	Customer relations	Contracts	Curriculum products & Intellectual property	Computer software	Total
	$m	$m	$m	$m	$m	$m	$m
Accumulated amortisation and impairment
Balance at 1 September 2011	37.9	—	1.7	0.2	—	2.0	41.8
Amortisation for the year	—	—	2.7	0.2	—	0.6	3.5
Disposals	—	—	—	—	—	(2.4)	(2.4)
Impairment charge	10.7	—	—	—	—	—	10.7
Effect of movements in foreign exchange	(1.0)	—	(0.1)	(0.0)	—	0.0	(1.1)

Balance at 31 August 2012	47.6	—	4.3	0.4	—	0.2	52.5

Balance at 1 September 2012	47.6	—	4.3	0.4	—	0.2	52.5
Amortisation for the year	—	0.3	4.4	0.1	0.2	0.7	5.7
Disposals	—	—	—	—	—	0.0	0.0
Effect of movements in foreign exchange	(0.9)	—	(0.0)	(0.0)	0.0	(0.0)	(0.9)

Balance at 31 August 2013	46.7	0.3	8.7	0.5	0.2	0.9	57.3

Net book value
At 1 September 2011	409.6	21.4	26.2	0.5	—	1.1	458.8

At 31 August 2012	398.6	24.5	30.5	0.3	—	1.2	455.1

At 31 August 2013	630.8	56.1	63.2	0.1	2.4	1.1	753.7

        A Cash Generating Unit (CGU) is regarded as an individual school. Goodwill by CGU is allocated into the appropriate operating segments based on geographical region and is monitored and tested for impairment by management at this level.

        A summary of the goodwill allocation is shown below:

	2012			2013
	Premium schools	Other	Total	Premium schools	Other	Total
	$m	$m	$m	$m	$m	$m
China	250.9	—	250.9	280.3	—	280.3
Europe	133.0	—	133.0	147.4	6.4	153.8
ME/SEA	14.7	—	14.7	50.3	—	50.3
North America	—	—	—	146.4	—	146.4

	398.6	—	398.6	624.4	6.4	630.8

        The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a 5 year period discounted using pre-tax discount rates. Cash flows beyond the five-year

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

11 Intangible assets (Continued)

period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average growth rate for the education industry in which the CGU operates.

        The key assumptions used for value-in-use calculations in 2012 are as follows:

	China	Europe	ME/SEA	North America	Other
Pupil growth (over 5 years)	19.7%	13.2%	40.0%	—	—
Long term growth rate	2.0%	1.0%	2.0%	—	—
Discount rate	13.2%	13.2%	13.2%	13.2%	13.2%

        The key assumptions used for value-in-use calculations in 2013 are as follows:

	China	Europe	ME/SEA	North America	Other
Pupil growth (over 5 years)	19.5%	11.3%	26.8%	29.4%	—
Long term growth rate	2.0%	1.5%	2.0%	1.5%	—
Discount rate	13.4%	13.4%	13.4%	13.4%	13.4%

        In the year ended 31 August 2013, the results of the Premium School's business benefited from solid growth in student numbers both at the start of the first term as well as during the 2012/13 academic year. In addition, the acquisition and successful integration of the eleven schools from the acquisition of the WCL Group and the additional acquisition of schools in Guangzhou and Bangkok bodes well for the future as regards pupil numbers.

        Growth rates are declining year on year due to existing capacity becoming more utilised. The figures do not include growth as a result of proposed campus expansion. Management therefore consider that no impairment is required to any of the goodwill or indefinite life intangible assets allocated to the Premium Schools business.

        In the prior year, the results of the Learning Service contracts reflected a year of continuing consolidation in the light of very difficult trading conditions in all the markets served. Based on the forecasts available, the directors believed that this trend would not change in the near future and this resulted in an impairment of goodwill associated with the remaining Learning Service contracts. A charge of $10.7 million was accordingly made to the Group's income statement in the year ended 31 August 2012.

        As part of the Group's assessment of goodwill, the group has performed sensitivity analyses of its discounted cash flow calculations by applying discount rates ranging up to 20.6% and holding operating cash flows at the levels forecast for 2014. Under these assumptions, no impairment would occur, and therefore based on this assessment goodwill has not been impaired.

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

11 Intangible assets (Continued)

        Individual intangible assets other than goodwill that are considered to be material to the Group are as follows:

	Brand Names
	Operating Segment	2012	2013
		$m	$m
Collège Alpin Beau-Soleil SA	Europe	12.7	13.0
Collège Champittet SA	Europe	6.1	6.1
The Regent's School	ME/SEA	5.3	5.1
British School of Boston	North America	—	3.5
British School of Chicago	North America	—	5.1
British School of Houston	North America	—	4.6
British School of Washington	North America	—	3.5
International College Spain	Europe	—	3.4
Compass International School Doha	ME/SEA	—	4.0
British School of Guangzhou	China	—	4.1
Other		0.4	3.7

		24.5	56.1

        The recoverable amount of individual intangible assets with indefinite useful lives, being brands associated with specific schools, is determined based on value in use calculations. These calculations use revenue projections based on financial projections approved by management and adjusted for royalty savings and trademark maintenance expenses covering a 5 year period discounted using pre-tax discount rates. Revenues beyond the five-year period are extrapolated using estimated growth rates. The growth rate does not exceed the long-term average growth rate for the education industry in which the schools operate. The assumptions for revenue growth for the specific schools with indefinite life brands range from 17.4% to 26.2% (2012: 19.2% to 26.9%). The long term growth rate used is 1.5% (2012: 1.0%) and the discount rate used is 13.4% (2012: 13.2%)

        As part of the Group's assessment of intangible assets with indefinite useful lives, the Group has performed sensitivity analyses of its discounted value in use calculations by applying discount rates ranging up to 17.4% and holding revenue projections levels at the forecast for 2014. Under these assumptions, no impairment would occur, and therefore based on this assessment the intangible assets with indefinite useful lives have not been impaired.

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

12 Subsidiaries

        The Group had the following interests in principal subsidiaries:

	Country of Incorporation	Class of shares held	Ownership
			2013	2012
Holding companies
Nord Anglia Education (UK) Holdings PLC	UK	Ordinary	100%	100%
Nord Anglia Education Limited*SG+	UK	Ordinary	100%	100%
NAE Hong Kong Limited*dSG	Hong Kong	Ordinary	100%	100%
Nord Anglia Education Development Services Limited*SG	UK	Ordinary	100%	100%
Nord Anglia Middle East Holding SPC*dSG	Bahrain	Ordinary	100%	100%
Nord International Schools Limited*SG	UK	Ordinary	100%	100%
EEE Enterprise Limited*SG	BVI	Ordinary	100%	100%
Rice Education Hong Kong Limited*SG	Hong Kong	Ordinary	100%	100%
Regent Pattaya Campus Management Co., LimitedSC	Thailand	Ordinary	49%	49%
NA Educational Services Limited*SG	UK	Ordinary	100%	100%
NA Schools Limited*SG	UK	Ordinary	100%	100%
WCL HoldCo Limited*dSG	UK	Ordinary	100%	n/a
WCL Group Limited*dSG	UK	Ordinary	100%	n/a
WCL Intermediate Holdings Limited*dSG	UK	Ordinary	100%	n/a
WCL Services Limited*dSG	UK	Ordinary	100%	n/a
WCL School Management Services Limited*dSG	UK	Ordinary	100%	n/a
WCL School Management Services (India) Limited*dSG	UK	Ordinary	100%	n/a
Fieldwork Education Limited*dSG	UK	Ordinary	100%	n/a
British Schools of America, LLC*SG	USA	n/a	100%	n/a
BST Holding LLC*SG	USA	n/a	100%	n/a
WCL Intermediate Holdings Spain, S.L.U.*SG	Spain	n/a	100%	n/a
International College 2, S.L.U.*SG	Spain	n/a	100%	n/a
BSG Limited*	Hong Kong	Ordinary	100%	n/a
Guangzhou Yingkai Investment & Consulting Co., Limited*	China	n/a	100%	n/a
Uma Education Holdings Limited*	BVI	Ordinary	100%	n/a
Uma Education Hong Kong Limited*	Hong Kong	Ordinary	100%	n/a
Premium Schools
English International School Prague, s.r.o.^S	Czech Republic	Ordinary	100%	100%
The British School Sp. z o.o.*dSG	Poland	Ordinary	100%	100%
British International School Bratislava, s.r.o.^S	Slovakia	Ordinary	100%	100%
British International School Foundation*dG	Hungary	Ordinary	100%	100%
The British International School, Shanghai*	China	Ordinary	100%	100%
British School of Beijing^	China	Ordinary	100%	100%
Collège Champittet SA*dSG	Switzerland	Ordinary	100%	100%
Collège Alpin Beau-Soleil SA*dSG	Switzerland	Ordinary	100%	100%
La Côte International School SA*dSG	Switzerland	Ordinary	100%	100%
The Regent's International SchoolC	Thailand	Ordinary	49%	49%
British School of Washington LLC*SG	USA	n/a	100%	n/a

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

12 Subsidiaries (Continued)

	Country of Incorporation	Class of shares held	Ownership
			2013	2012
British School of Boston LLC*SG	USA	n/a	100%	n/a
British School of Chicago LLC*SG	USA	n/a	100%	n/a
British Schools of Texas LLC*SG	USA	n/a	100%	n/a
British School of Houston LP^SG	USA	n/a	100%	n/a
International College Spain, S.A.U.*SG	Spain	n/a	100%	n/a
Education Overseas Qatar LLC*GC	Qatar	n/a	49%	n/a
Learning Services
Nord Anglia Lifetime Development Limited*SG	UK	Ordinary	100%	100%
Nord Anglia Lifetime Development North East Limited*dSG	UK	Ordinary	100%	100%
Nord Anglia Vocational Education and Training Services Ltd*SG	UK	Ordinary	100%	100%
Nord Anglia Education Partnerships Limited*dSG	UK	Ordinary	100%	100%
Brighton Education Learning Services Sdn. Bhd.*dSG	Malaysia	Ordinary	100%	100%
BSA Resource Solutions, LLCSG	USA	n/a	50%	n/a

*
Investment held indirectly by 100% owned subsidiary of Group's parent company

^
Investments held 100% within the Group by more than one subsidiary of the Group's parent company

+
The Companies denoted are direct subsidiaries of the parent Company, Nord Anglia Education (UK) Holdings PLC

d
Material assets of subsidiary form part of security arrangement for borrowings (see note 16)

S
Share capital of subsidiary is pledged as security for borrowings (see note 16)

G
Subsidiary is a guarantor under the security arrangement for borrowings (see note 16)

C
Subsidiary where ownership is not 100% but consolidated due to effective control

        The group holds interests of less than 50% of certain companies. Where indicated, these companies are consolidated by the group due to the 100% economic interest in these companies whether in the form of right to receive dividends or right to full distribution on liquidation.

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

13 Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

        Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities
	2012	2013	2012	2013
	$m	$m	$m	$m
Property, plant and equipment	0.3	0.4	(0.7)	(4.3)
Intangible assets	—	—	(9.2)	(25.6)
Employee benefits	1.2	1.4	—	—
Tax value of loss carry-forwards	1.0	5.2	—	—
Provisions and accruals	3.6	6.6	—	(0.3)
Goodwill	—	—	(0.6)	(1.0)
Other	—	—	—	(1.7)

Tax assets / (liabilities)	6.1	13.6	(10.5)	(32.9)

Net tax (liabilities)	—	—	(4.4)	(19.3)

Movement in deferred tax during the prior year

	1 September 2011	Recognised in income statement	Recognised in comprehensive income	Foreign exchange movements	Acquired in business combination	31 August 2012
	$m	$m	$m	$m	$m	$m
Property, plant and equipment	(0.7)	0.3	—	—	—	(0.4)
Intangible assets	(11.1)	0.6	—	1.5	(0.2)	(9.2)
Financial liabilities	0.6	(0.6)	—	—	—	—
Interest-bearing loans and borrowings	(0.6)	0.6	—	—	—	—
Employee benefits	1.0	0.1	0.2	(0.2)	0.1	1.2
Tax value of loss carry-forwards	0.6	0.3	—	(0.1)	0.2	1.0
Provisions and accruals	3.2	0.5	—	(0.2)	0.1	3.6
Goodwill	(0.2)	(0.4)	—	—	—	(0.6)

	(7.2)	1.4	0.2	1.0	0.2	(4.4)

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

13 Deferred tax assets and liabilities (Continued)

Movement in deferred tax during the year

	1 September 2012	Recognised in income statement	Recognised in comprehensive income	Foreign exchange movements	Acquired in business combination	31 August 2013
	$m	$m	$m	$m	$m	$m
Property, plant and equipment	(0.4)	(3.5)	—	—	—	(3.9)
Intangible assets	(9.2)	0.6	—	(0.1)	(16.9)	(25.6)
Employee benefits	1.2	—	0.2	—	—	1.4
Tax value of loss carry-forwards	1.0	4.0	—	(0.1)	0.3	5.2
Provisions and accruals	3.6	2.7	—	—	—	6.3
Goodwill	(0.6)	(0.4)	—	—	—	(1.0)
Other	—	(1.7)	—	—	—	(1.7)

	(4.4)	1.7	0.2	(0.2)	(16.6)	(19.3)

14 Trade and other receivables

	2012	2013
	$m	$m
Trade receivables	25.6	50.8
Less: Provision for impairment of trade receivables (See note 21)	(0.9)	(1.1)

Net trade receivables	24.7	49.7
Prepayments	10.5	16.9
Accrued income	0.6	0.2
Other receivables	13.5	16.4

	49.3	83.2

Non-current
Other receivables	10.9	12.4

        Non-current receivables mainly relate to cash deposits that cannot be drawn until at least 12 months after the balance sheet date and deposits on a Premium school sites which is not recoverable for at least 12 months from this date.

15 Cash and cash equivalents/ bank overdrafts

	2012	2013
	$m	$m
Cash and cash equivalents	167.6	222.9
Bank overdrafts	(59.1)	(51.8)

Cash and cash equivalents per cash flow statements	108.5	171.1

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

16 Other interest-bearing loans and borrowings

        This note provides information about the contractual terms of the Group and Company's interest-bearing loans and borrowings, which are measured at amortised cost. For more information about the Group's exposure to interest rate and foreign currency risk, see note 21, Financial instruments.

	2012	2013
	$m	$m
Current liabilities
Current portion of secured bank loans and bank overdrafts	6.8	8.7
Current portion of 10.25% Senior secured notes due 2017	15.0	20.8
Current portion of 8.50% Senior PIK toggle notes due 2018	—	1.1

	21.8	30.6

Non-current liabilities
Secured bank loans and overdrafts	8.3	5.3
10.25% Senior secured notes due 2017	310.6	484.6
8.50% Senior PIK toggle notes due 2018	—	140.5

	318.9	630.4

        All borrowings are secured by a debenture creating fixed and floating charges over all of the material current and future assets of certain Group entities. The material subsidiaries which are party to this arrangement are detailed in note 12, Subsidiaries, along with details of certain entities whose share capital has also been pledged as part of the security arrangement.

        In addition to the above, specific registered pledges have been made over certain bank accounts, assignment of receivables and assignment of insurance. At 31 August 2013, the carrying value of the bank accounts and receivables which have been pledged were $17.2 million (2012: $15.5 million) and $1.5 million (2012: $2.6 million) respectively.

  Terms and debt repayment schedule

	Currency	Nominal interest rate	Year of maturity	Face value 2012	Carrying amount 2012	Face value 2013	Carrying amount 2013
				$m	$m	$m	$m
Working capital facility	RMB	6.6%	2013	15.0	15.0	13.9	13.9
10.25% Senior secured notes	US $	10.25%	2017	325.0	325.6	490.0	505.4
8.50% Senior PIK toggle notes	US $	8.50%	2018	—	—	150.0	141.6
Business loan	CHF	3.61%	2013	0.1	0.1	0.1	0.1

				340.1	340.7	654.0	661.0

        All interest is settled by cash payments on the required date.

        On 28 March 2012, the Group issued $325.0 million of 10.25% Senior Secured Notes due 2017 (the "Notes") pursuant to an indenture dated 28 March 2012 between the Company, Citicorp International Limited as Trustee and Security Agent, Citibank NA. London branch as Paying Agent and Citigroup Global Markets Deutschland AG as Registrar. On 27 June 2013, the Company issued $165.0 million additional notes under the same indenture with the same terms and conditions (other than the issue date). The aggregate principal amount at 31 August 2013 is $490.0 million.

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

16 Other interest-bearing loans and borrowings (Continued)

        On 8 February 2013, the Company issued $150.0 million of 8.50% Senior PIK Toggle Notes due 2018 (the "PIK Notes") pursuant to an indenture dated 1 February 2013 between the Company, Citicorp International Limited as Trustee, Citibank NA London branch as Paying Agent and Transfer Agent and Citigroup Global Markets Deutschland AG as Registrar.

        The exposure of the Group's borrowings to interest rate changes is as follows:

	2012	2013
	$m	$m
Less than one year	21.8	30.6
Between one and five years	318.9	630.4
More than five years	—	—

	340.7	661.0

17 Trade and other payables

	2012	2013
	$m	$m
Current
Trade payables due to third parties	4.6	12.3
Other taxes and social security	0.4	1.6
Amounts owed to parent undertaking	14.6	23.1
Amounts owed to related parties	0.1	1.5
Other payables	31.9	34.1
Accrued expenses	10.7	20.7
Deferred income	162.1	267.2

	224.4	360.5

Non-current
Other payables	6.6	20.1

        Non-current payables predominantly relate to deferred consideration ($7.5 million) for the acquisition of British International School LLC, Abu Dhabi, United Arab Emirates, due to Premier Education Holdings Limited, and an amount of $0.8 million in relation to earn-out agreement due to Delphim SA, both are related parties (see note 25). Furthermore, this also includes a balance of $7.7 million (2012: $nil) in relation to deferred rent in our US schools.

        In the prior year, the non-current payables predominantly relate to the deferred consideration for the acquisition of The Regent's International School, Pattaya, Thailand, due to a third party (see note 2).

18 Employee benefits

Pension plans

        The Group operates a variety of post-employment benefit arrangements, covering both funded defined contribution and funded and unfunded defined benefit schemes. The most significant of these are the funded defined benefit pension schemes for the Group's employees in the UK and Switzerland.

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

18 Employee benefits (Continued)

Defined contribution plans

        The Group operates a number of defined contribution pension plans. The total expense relating to these plans in the current year was $1.0 million (2012—$1.2 million; 2011—$0.5 million), recognised in the Consolidated income statement.

Defined benefit plans

United Kingdom

        The Group operates three defined benefit pension schemes in the UK. In each case the assets of the scheme are held as a segregated fund and administered by Trustees.

        A defined benefit scheme was established for Lifetime Careers employees (employed by a Group subsidiary) ("Lifetime"). Contributions are determined by independently professionally qualified actuaries on the basis of triennial valuations. JLT Benefit Solutions Limited, an independent actuary, carried out the latest triennial actuarial assessment of the scheme as at 31 August 2011, using the projected unit method.

        Both the Nord Anglia Joint Pension Scheme ("Joint") and The Wyburn School Limited Pension and Life Assurance Scheme (1985) ("Wyburn") are closed schemes and are valued under the projected unit method. The most recent formal actuarial valuation for both of the schemes were performed at 1 September 2007 using the aggregate method which assess the adequacy of the fund to meet the minimum funding requirement and calculates contributions on the level of pensionable payroll to provide the retirement benefits for the members.

        Actuarial valuation reports have been requested by the Group for both the Nord Anglia Joint Pension Scheme and The Wyburn School Limited Pension and Life Assurance Scheme (1985). Given the underlying size of these schemes (4% of the consolidated pension assets and liabilities); any movement as a result of changes reported in the actuarial valuation would not be regarded as significant.

Closure of schemes

        At 31 August 2011, all three schemes closed to future accruals and active members became deferred pension members. Whilst the Group will continue to make future employer contributions to the schemes, member contributions will no longer be made.

Overseas

        The most significant overseas schemes are the funded defined benefit schemes which operate in Switzerland. An independent actuary, using the projected unit method, carried out the latest actuarial assessment of the Swiss schemes as at 31 August 2013.

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

18 Employee benefits (Continued)

        The valuations used for IAS 19 have been based on the most recent actuarial valuations and updated to take account of the requirements of IAS 19 in order to assess the liabilities of the scheme as at 31 August 2013. The details of the IAS 19 valuations are set out in the following tables:

Principal assumptions

        The major assumptions, on a weighted average basis, used by the actuaries were as follows:

	UK		Switzerland
	2012	2013	2012	2013
	%	%	%	%
Discount rate	3.90	4.90	2.20	2.20
Price inflation	3.10	3.65	1.50	1.50
Rate of increase in salaries	n/a	n/a	1.00	1.00
Rate of increase in pension payments	3.10	3.65	1.50	1.50
Expected return on plan assets	5.60	5.54	2.50	2.00

Mortality assumptions

        The assumptions relating to longevity underlying the UK pension liabilities at the balance sheet date are based on standard actuarial mortality tables and include an allowance for future improvements in longevity. The following table illustrates the expectation of life of an average member retiring at age 65 at the reporting date.

		UK		Switzerland
		2012	2013	2012	2013
		years	years	years	years
Retiring at reporting date at age 65:	Male	22.1	22.1	21.2	21.1
	Female	25.0	24.4	23.7	23.6

Rates of return on scheme assets

        The fair value of the assets in the defined benefit pension schemes are as follows:

	UK		Switzerland
	2012	2013	2012	2013
	$m	$m	$m	$m
Equities	25.8	22.8	—	—
Diversified Growth Assets	3.0	9.6	—	—
Corporate bonds	1.3	1.2	—	—
Cash	0.6	0.8	—	—
With profit funds	0.7	0.8	—	—
Insurance assets	—	—	19.2	21.1

	31.4	35.2	19.2	21.1

Actual return on plan assets	2.8	4.8	(0.4)	0.0

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

18 Employee benefits (Continued)

Movement in pension deficit during the financial year

        Changes in the fair value of defined benefit pension assets are as follows:

	UK		Switzerland
	2012	2013	2012	2013
	$m	$m	$m	$m
Opening fair value of the defined benefit pension assets	31.1	31.4	19.2	19.2
Acquisition through business combination	—	—	0.8	—
Expected return on plan assets	1.6	1.7	0.5	0.5
Actuarial gains/(losses)	1.2	3.2	(0.1)	(0.5)
Contributions by employer	0.8	0.7	1.4	1.4
Contributions by members	—	—	1.2	1.3
Benefits paid	(2.5)	(0.9)	(0.8)	(1.2)
Foreign currency translation	(0.8)	(0.9)	(3.0)	0.4

Closing fair value of defined benefit pension assets	31.4	35.2	19.2	21.1

        Changes in the fair value of defined benefit pension obligation are as follows:

	UK		Switzerland
	2012	2013	2012	2013
	$m	$m	$m	$m
Opening defined benefit pension obligation	(41.5)	(56.8)	(23.4)	(24.2)
Acquisition through business combination	—	—	(1.2)	—
Current service cost	—	—	(1.6)	(1.6)
Interest cost	(2.1)	(2.1)	(0.6)	(0.5)
Actuarial gain/(losses)	(16.6)	5.5	(0.8)	(0.5)
Contributions by members	—	—	(1.2)	(1.3)
Benefits paid	2.5	0.9	0.8	1.2
Foreign currency translation	0.9	1.4	3.8	(0.5)

Closing defined benefit pension obligation	(56.8)	(51.1)	(24.2)	(27.4)

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

18 Employee benefits (Continued)

        The amounts that have been charged to the Consolidated Income Statement and Consolidated Statement of Comprehensive Income for the year ended 31 August 2013 are set out below:

	UK			Switzerland
	2011	2012	2013	2011	2012	2013
	$m	$m	$m	$m	$m	$m
Analysis of the amount charged to operating profit:
Current service cost	(0.5)	—	—	(0.7)	(1.6)	(1.6)

Analysis of the amount (charged)/credited to finance (cost)/income:
Expected return on defined benefit pension assets	1.7	1.6	1.7	0.2	0.5	0.5
Interest on defined benefit pension obligation	(2.0)	(2.1)	(2.1)	(0.3)	(0.6)	(0.5)

Net pension finance expense	(0.3)	(0.5)	(0.4)	(0.1)	(0.1)	(0.0)

Total charged to the Consolidated Income Statement	(0.8)	(0.5)	(0.4)	(0.8)	(1.7)	(1.6)

Analysis of the amount recognised in the Consolidated Statement of Comprehensive Income:
Actuarial gains/(losses) on defined benefit pension assets	(1.1)	(15.4)	8.7	0.0	(0.9)	(1.0)
Experience gains arising on defined benefit pension obligation	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	—
(Losses)/gains on change of assumption on defined benefit pension obligation	—	—	—	—	—	—

Total (losses)/gains recognised in the Consolidated Statement of Comprehensive Income	(1.1)	(15.4)	8.7	0.0	(0.9)	(1.0)

        The cumulative losses recognised through the Consolidated Statement of Comprehensive Income since the adoption of IFRS (1 September 2009) are UK: $2.9 million (2012: $11.6 million); and since the date of acquisition—Switzerland: $1.9 million (2012: $0.9 million).

Summary of movements in the deficit during the financial year

	UK		Switzerland
	2012	2013	2012	2013
	$m	$m	$m	$m
Deficit in schemes at the beginning of the year	(10.4)	(25.4)	(4.2)	(5.0)
Acquisition through business combination	—	—	(0.4)	—
Current service cost	—	—	(1.6)	(1.6)
Net pension finance expense	(0.5)	(0.4)	(0.1)	0.0
Contributions by employer	0.8	0.7	1.4	1.4
Foreign currency translation	0.1	0.5	0.8	(0.1)
Actuarial gains/(losses)	(15.4)	8.7	(0.9)	(1.0)

Deficit in schemes at the end of the year net of deferred tax	(25.4)	(15.9)	(5.0)	(6.3)

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

18 Employee benefits (Continued)

History of movements

        The historical movement in defined benefit pension schemes' assets and liabilities are as follows:

	2009	2010	2011	2012	2013
	$m	$m	$m	$m	$m
Closing fair value of defined benefit pension assets	26.6	27.6	50.3	50.6	56.3
Present value of liabilities	(34.4)	(37.0)	(64.9)	(81.0)	(78.5)

Pension deficit	(7.8)	(9.4)	(14.6)	(30.4)	(22.2)

Expected contributions

        A funding plan in respect of the Lifetime scheme has been agreed with the trustees for the period from September 2013 to 2020. An amount of $2.7 million was paid in September 2013. Payments increase by 3% each year, culminating in a final payment under this scheme of $3.3 million by 30 September 2020.

        The Group expects to make normal cash contributions of approximately $4.2 million to defined benefit schemes in the financial year ending 31 August 2014.

Share-based payments

        The Group operates an equity settled share based compensation plan. During 2012 the issuing entity was changed from Nord Anglia Education (UK) Holdings PLC to its immediate parent undertaking Nord Anglia Education Inc., following the exchange by Premier Education Holdings Limited of all its ordinary and preferred shares in Nord Anglia Education (UK) Holdings PLC for ordinary and preferred shares in Nord Anglia Education Inc., on identical economic terms. The employing entity also changed from NAE Limited to NAE Hong Kong Limited. In line with the articles of association, the awards were transferred on identical economic terms from Nord Anglia Education (UK) Holdings PLC to Nord Anglia Education Inc. There was no material modification of terms in the context of IFRS 2.

        Management has been issued shares based on their level of seniority. The awards vest only on a listing event, liquidation or sale by Premier Education Holdings. When vesting conditions are met the number of shares held by management will multiply in accordance with the ratchet attached to that class of shares. The vesting of shares will be satisfied by adjusting the proportion ownership of the equity between the parent company and management by the company redeeming certain classes of ordinary shares. If the full IRR is satisfied, the stake owned by the employees would be 16.7%. The vesting of these awards will therefore result in a reduction to the overall number of ordinary shares in issue. This has a dilutive effect on earnings/loss per share (note 26). The ratchet by class of share is noted below:

2012 & 2013:

IRR	B shares	C shares	D shares	E shares
Less than 18%	3.514	3.347	3.606	Not applicable
18% to 25%	4.514	4.347	4.606	2
25% to 35%	5.514	5.347	5.606	3
35% +	6.514	6.347	6.606	4

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

18 Employee benefits (Continued)

        A fair value for the shares issued was calculated using the Black-Scholes Option Pricing Model incorporating the following assumptions; the terms and conditions of the grants are as follows:

	Shares issued 2010	Shares issued 2011	Shares issued 2012	Shares issued 2013
Exercise price	$0.015	$0.016	$0.016	$0.016
Equity price	$0.116	$0.179	$1.370	$1.370
Volatility	100%	100%	100%	100%
Dividend yield	0%	0%	0%	0%
Risk free interest rate	5%	5%	6%	6%
Expected life to exercise	2.5 years	1.5 years	3 years	3 years
Number of shares exercised	1,059,414	360,145	222,800	51,599

        The fair value of each share was calculated as $5.11 (2012—$5.11; 2011—$0.5373; 2010—$0.3480).

19 Provisions for other liabilities and charges

	Property	Other	Total
	$m	$m	$m
Balance at 1 September 2011	6.7	3.3	10.0
Provisions made during the year	0.1	19.4	19.5
Provisions used during the year	(3.0)	(18.2)	(21.2)
Provisions reversed during year	(2.9)	—	(2.9)
Foreign exchange	(0.0)	(0.0)	(0.0)

Balance as at 31 August 2012	0.9	4.5	5.4

Balance at 1 September 2012	0.9	4.5	5.4
Provisions made during the year	—	3.1	3.1
Provisions used during the year	(0.7)	(2.2)	(2.9)
Provisions reversed during the year	(0.2)	(0.3)	(0.5)
Foreign exchange	—	0.0	0.0

Balance at 31 August 2013	—	5.1	5.1

Non-current	—	1.7	1.7
Current	—	3.4	3.4

	—	5.1	5.1

        Provisions for property at the beginning of the year related to lease dilapidations and future lease costs resulting from the restructuring of the business within the Learning Services division. Majority of the provision had been utilised while an element of the provision in excess of the utilised during the year has been released.

        Other provisions relate to the school acquisition costs and costs associated with the integration of newly acquired subsidiaries and overseas employees. The overseas employees provision is likely to be utilised over several years, although the timing of utilisation is uncertain. The remaining balance is classified as current at the year end.

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

20 Capital and reserves

Group and Company

Share capital

Authorised	2012		2013
	No.	$m	No.	$m
Ordinary shares 'A' of $0.016281 each	300,000,000	4.8	300,000,000	4.8
Ordinary shares 'B' of $0.016281 each	841,623	0.0	841,623	0.0
Ordinary shares 'C' of $0.016281 each	210,406	0.0	210,406	0.0
Ordinary shares 'D' of $0.016281 each	273,527	0.0	273,527	0.0
Ordinary shares 'E' of $0.016281 each	3,000,000	0.1	3,000,000	0.1
Ordinary shares 'F' of $0.016281 each	801,653	0.0	801,653	0.0
Ordinary shares 'G' of £0.01 each	100,000,000	1.6	100,000,000	1.6
Deferred shares of $0.016281 each	200,000,000	3.3	200,000,000	3.3
Dollar deferred shares of $0.01 each	6,500,000,000	65.0	6,500,000,000	65.0
Preference shares of $1.00 each	65,246,055	65.2	65,246,057	65.2
New preference shares of $0.01 each	4,475,805	0.1	4,475,805	0.1

At 31 August	7,174,849,069	140.1	7,174,849,071	140.1

Allotted, called up and fully paid	2012		2013
	No.	$m	No.	$m
Ordinary shares 'A' of $0.016281 each	137,045,844	2.2	137,045,844	2.2
Ordinary shares 'B' of $0.016281 each	841,623	0.0	841,623	0.0
Ordinary shares 'C' of $0.016281 each	210,406	0.0	210,406	0.0
Ordinary shares 'D' of $0.016281 each	136,763	0.0	136,763	0.0
Ordinary shares 'E' of $0.016281 each	2,212,188	0.1	2,212,188	0.1
Ordinary shares 'F' of $0.016281 each	801,653	0.0	801,653	0.0
Deferred shares of $0.016281 each	100	0.0	100	0.0
Dollar deferred shares of $0.01 each	—	0.0	—	0.0
Preference shares of $1.00 each	65,246,057	65.2	65,246,057	65.2
New preference shares of $0.01 each	3,350,270	0.0	2,113,052	0.0

At 31 August	209,844,902	67.5	208,607,686	67.5

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

20 Capital and reserves (Continued)

	Ordinary shares	Redeemable preference shares	Share premium
	$m	$m	$m
Issued at incorporation—14 December 2011	—	—	—
Issued during the period	2.3	65.2	0.0
Debt for equity swap	—	0.1	368.8
Share repurchase	(0.1)	(0.0)	(0.1)
Share redemption	—	(0.0)	(113.5)

At 31 August 2012	2.2	65.3	255.2
Issued during the year	—	0.0	140.0
Share redemption	—	(0.0)	(138.7)

At 31 August	2.2	65.3	256.5

	2012	2013
	$m	$m
Shares classed as liabilities	—	—
Shares classified in shareholders' funds	67.5	67.5

At 31 August	67.5	67.5

        The holders of A, B, C, D, E and F Ordinary shares, as well as the holders of preference shares and the holders of new preference shares are entitled to receive dividends.

        The holders of A, B, C and D Ordinary shares are entitled to receive notice of, attended, speak or vote at any general meetings of the Company. No other class of shares carries these rights.

        The new preference shares and the preference shares are redeemable at any time at the option of the Company. The amount payable by the Company on redemption is the aggregate value. The aggregate values are $447,579,973 and $142,741,843 for the new preference shares and preference shares respectively, each compounded at a 12% yield annually, commencing 29 February 2012 for the new preference shares and 14 August 2013 for the preference shares. On redemption, any amount paid by the Company in excess of the carrying value of the shares is deducted from share premium.

        In the event of a listing, the Company is required to redeem a number of A ordinary shares, and if required, B, C, D, E and F ordinary shares, in order to effect the ratchet to shareholdings as detailed in note 18. The redemption price is the nominal value of the share. The Company recognises a liability to settle future redemption obligations in cash.

        The new preference shares and the preference shares are convertible into A Ordinary shares at any time at the option of the Company. The number of A Ordinary shares into which the new preference shares and the preference shares are converted is determined by dividing the aggregate value at the time by the market value of an A Ordinary share at the time. In the event of a listing, the market value of an A Ordinary share will be determined with reference to the market capitalisation of the Company.

        The G Ordinary shares are not entitled to receive dividends and are not entitled to receive notice of, attend, speak or vote at any general meetings of the Company.

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

20 Capital and reserves (Continued)

Shares issued in the year to 31 August 2012

        On 20 February 2012, Premier Education Holdings Limited exchanged all of its ordinary shares and preferred shares in Premier Education (UK) Holdco Limited for Nord Anglia Education, Inc. ordinary shares and preferred shares with equivalent economic terms.

Shares issued in the year to 31 August 2013

        On 20 May 2013, 1 preference share with an aggregate nominal value of $1 was issued at par with a share premium of $133.4 million per share. The share was issued to Premier Education Holdings Limited (immediate parent company) for the financing of the acquisition and related fees and expenses of WCL Group Limited (see note 2).

        On 14 August 2013, 1 preference share with an aggregate nominal value of $1 was issued at par with a share premium of $6.6 million per share. The share was issued to Premier Education Holdings Limited (immediate parent company). The total share premium following the previous 3 transactions is now $256.5 million (2012: $255.2 million).

Debt for equity swap in the year to 31 August 2012

        On 20 February 2012, Premier Education Holdings Limited exchanged all of its senior and junior loan notes (inclusive of interest) and related party debts (inclusive of interest) in Premier Education (UK) Holdco Limited with Nord Anglia Education, Inc. senior and junior loan notes and related party debts with equivalent economic terms. The Nord Anglia Education, Inc. senior and junior loan notes were subsequently converted into preference shares. The share premium generated during the debt to equity exchange was $368.8 million which was equivalent to the carrying value of the debt at the time.

        The transaction resulted in Premier Education (UK) Holdco Limited now being owned directly by Nord Anglia Education, Inc. On the 2 March 2012, following the passing of a special resolution, Premier Education (UK) Holdco Limited is now known as Nord Anglia Education (UK) Holdings PLC. The transaction was conducted with Premier Education Holdings Limited in their capacity as shareholder of the business and was therefore outside of the scope of IFRIC 19.

Shares repurchased in the year to 31 August 2012

        On 29 March 2012, 136,674 ordinary 'D' shares and 1,674 new preference shares with aggregate par values of $2,227 and $17 respectively were repurchased by the Company for a consideration of $0.1 million. The ordinary 'D' shares and new preference shares had a share premium of $0.1 million attached.

Share redemption in the year to 31 August 2012

        On 29 March 2012, 1,123,861 new preference shares with a par value of $0.01 were redeemed. The redeemed new preference shares had a share premium of $113.5 million attached. This was following the issuance of the 10.25% Senior secured notes due 2017 as a return of equity to the new preference shareholders.

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

20 Capital and reserves (Continued)

Share redemption in the year to 31 August 2013

        On 2 February 2013, 1,237,217 new preference shares with a par value of $0.01 were redeemed. The redeemed new preference shares had a share premium of $138.7 million attached. This was following the issuance of the 8.50% Senior PIK toggle notes due 2018 as a return of equity to the new preference shareholders.

Currency translation reserve

        The currency translation reserve comprises all foreign exchange differences arising since 1 September 2009, the transition date to IFRSs, from the translation of the financial statements of foreign operations.

Other reserves

        Other reserves relate to the capital contributions reserve created upon the settlement of loan notes issued to the parent company and senior management.

21 Financial instruments

21 (a) Fair values of financial instruments

Trade and other receivables

        The fair value of trade and other receivables, is estimated as the present value of future cash flows, discounted at the effective rate of interest at the balance sheet date if the effect is material.

Trade and other payables

        The fair value of trade and other payables is estimated as the present value of future cash flows, discounted at the effective rate of interest at the balance sheet date if the effect is material.

Cash and cash equivalents

        The fair value of cash and cash equivalents is estimated as its carrying amount where the cash is repayable on demand. Where it is not repayable on demand then the fair value is estimated at the present value of future cash flows, discounted at the effective rate of interest at the balance sheet date.

Interest-bearing borrowings

        Fair value is calculated based on the present value of future principal and interest cash flows, discounted at the effective rate of interest at the balance sheet date. For finance leases the market rate of interest is determined by reference to similar lease agreements.

Derivative financial instruments

        The fair value of interest rate swaps is determined through the use of valuation techniques which maximise observable market data as the instruments are not traded in an active market.

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

21 Financial instruments (Continued)

Fair values

        The fair values of all financial assets and financial liabilities by class together with their carrying amounts shown in the balance sheet are as follows:

	Carrying amount 2012	Fair value 2012	Carrying amount 2013	Fair value 2013
	$m	$m	$m	$m
IAS 39 categories of financial instruments
Loans and receivables
Cash and cash equivalents (note 15)	108.5	108.5	171.1	171.1
Other loans and receivables	46.9	46.9	75.1	75.1

Total financial assets	155.4	155.4	246.2	246.2

Financial liabilities measured at amortised cost
Other interest-bearing loans and borrowings (note 16)	(340.7)	(358.0)	(661.0)	(713.4)
Trade and other payables	(68.5)	(68.5)	(111.8)	(111.8)

Total financial liabilities	(409.2)	(426.5)	(772.8)	(825.2)

Total financial instruments	(253.8)	(271.1)	(526.6)	(579.0)

21 (b) Credit risk

Financial risk management

        Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's receivables from customers, cash and bank balances, and derivatives. This credit risk is minimised by a policy under which the Group only enters into such contracts with companies, governments, banks and financial institutions with strong credit ratings within limits set for each organisation. In respect of derivatives, dealing activity is closely controlled and counterparty positions are monitored regularly. No credit limits were exceeded during the year and the Group does not anticipate that any losses will arise from non-performance by these counterparties.

Exposure to credit risk

        The carrying amount of financial assets represents the maximum credit exposure. Therefore, the maximum exposure to credit risk at the balance sheet date was $75.1 million (2012—$46.9 million) being the total of the carrying amount of financial assets.

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

21 Financial instruments (Continued)

Financial assets

        The maximum exposure to credit risk for financial assets at the balance sheet date by currency was:

	2012	2013
	$m	$m
Sterling	2.7	7.2
Dollar and Dollar peg currencies	5.2	22.9
Chinese Renminbi	16.2	15.0
European currencies (excluding Sterling)	4.9	8.6
Malaysian Ringgit	3.0	4.6
Swiss Franc	11.4	13.7
Thai Baht	3.5	3.1

	46.9	75.1

        The maximum exposure to credit risk for financial assets at the balance sheet date by type of counterparty was:

	2012	2013
	$m	$m
School fees	15.6	40.1
Amounts receivable through other contracts	9.1	9.6
Cash deposit accounts	15.0	13.9
Others	7.2	11.5

	46.9	75.1

Credit quality of financial assets and impairment losses

        The ageing of trade receivables at the balance sheet date was:

	Gross 2012	Net after impairment 2012	Gross 2013	Net after impairment 2013
	$m	$m	$m	$m
Not past due	6.5	6.5	24.7	24.7
Less than 1 month past due	8.7	8.7	11.2	11.2
1 - 3 months past due	9.2	9.2	11.2	11.2
More than 3 months past due	1.2	0.3	3.7	2.6

	25.6	24.7	50.8	49.7

        The Group defines impaired trade receivables to include those in legal hands or unrecoverable due to financial difficulties. The trade receivables that are past due but not impaired relate to customers for whom there is no history of default.

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

21 Financial instruments (Continued)

        The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2012	2013
	$m	$m
Balance at 1 September	1.3	0.9
Impairment loss recognised	0.2	0.9
Impairment loss reversed	(0.4)	(0.7)
Effect of foreign exchange movements	(0.2)	0.0

Balance at 31 August	0.9	1.1

21 (c) Liquidity risk

Financial risk management

        Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.

        The Group aims to maintain a flexible borrowing structure by combining committed bank borrowing facilities with additional overdraft and capital facilities. The Group monitors its future funding requirements over the short to medium term such that it can take actions to supplement its operating cash flows to service future debt obligations where appropriate.

        Management monitors rolling forecasts of the Group's liquidity resources (comprising the undrawn borrowing facility, and cash and cash equivalents) on the basis of expected cash flow. This is carried out at both Group level and local level in the operating companies of the Group in accordance with practice and limits set by the Group. These limits vary by location to take into account the liquidity of the market in which the entity operates. In addition, the Group's liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements, and maintaining debt financing plans.

        The table below analyses the Group's financial liabilities and net-settled derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

        The financial statements are prepared on the going concern basis. The balance sheet shows that assets exceed liabilities by $20.0 million. The directors have considered the future forecasts and on-going strategy when assessing the needs of the Group and consider the Group has adequate resources at its disposal to continue its operations for the foreseeable future. Further details are included in note 1.

        The Group has complied with all covenants included in the various debt facilities and instruments.

Borrowing facilities

        The Group has $40.0 million (2012: $30.0 million) of borrowing facilities of which $nil (2012: $2.5 million) was drawn down as overdraft facilities and $nil (2012: $5.0 million) was drawn down as a

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

21 Financial instruments (Continued)

bond facility. There were undrawn borrowing facilities at the balance sheet date of $40.0 million (2012—$22.5 million).

Liquidity risk—Group

        The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the effect of netting agreements:

	2012					2013
	Undiscounted contractual cashflows	1 year or less	1 to <2 years	2 to <5 years	5 years and over	Undiscounted contractual cashflows	1 year or less	1 to <2 years	2 to <5 years	5 years and over
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Non-derivative financial liabilities
Borrowings	490.6	23.8	41.9	424.9	—	912.6	71.8	68.5	772.3	—
Finance lease liabilities	—	—	—	—	—	0.0	0.0	0.0	—	—
Trade and other payables	68.5	61.9	6.6	—	—	111.8	103.5	7.7	0.6

	559.1	85.7	48.5	424.9	—	1,024.4	175.3	76.2	772.9	—

21 (d) Market risk

Financial risk management

        Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group's income or the value of its holdings of financial instruments.

Market risk—Foreign currency risk

        The Group has significant and expanding international operations trading in non US dollar currencies. Movements in global exchange rates can cause currency exposures to the Group's consolidated US dollar financial results. Where stable currencies exist, trade is conducted in local currencies and where appropriate, borrowings are matched in that currency to mitigate the risk of exposure to the Group's assets and liabilities from exchange rate movements. In countries of operation where currency trading zones are considered to be weaker, some transactions are conducted in US dollars and euros to try to minimise exchange fluctuation risks.

        In consideration of benefits against cost, the Group does not hedge its translation exposure, but will consider managing transactional exposures by using forward cover instruments where significant transactions are involved.

        The Group's Premium Schools division holds significant non US dollar cash balances in overseas operations which arise from fee income and which represent a combination of working capital and trading profits. These balances are held in operations which include countries where exchange control restrictions may prevent full repatriation of funds to the UK parent undertakings. The Group utilises these funds through a combination of reinvestment in the expansion or improvement of existing overseas operations or by repatriation to the UK through management contracts including royalty

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

21 Financial instruments (Continued)

agreements, management charges and dividends. Through these means the directors believe that satisfactory distribution of these funds can be achieved.

        The Group's exposure to foreign currency risk is as follows. This is based on the carrying amount for monetary financial instruments except derivatives when it is based on notional amounts.

31 August 2012

	Sterling	European currencies	US dollar and US dollar peg	Chinese Renminbi	Swiss Franc	Malaysian Ringgit	Thai Baht	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Cash and cash equivalents	3.5	43.7	(26.3)	84.4	(2.5)	0.5	5.2	108.5
Trade receivables	2.6	2.9	4.7	0.3	9.7	2.0	2.5	24.7
Other receivables	0.1	2.0	0.1	7.6	0.2	1.0	1.0	12.0
Other non-current receivables	—	—	0.3	8.4	1.5	—	—	10.2
Secured bank loans and overdrafts	—	—	(325.6)	(15.0)	(0.1)	—	—	(340.7)
Trade and other payables	(2.0)	(7.7)	(17.8)	(21.1)	(6.9)	(1.3)	(11.7)	(68.5)

Balance sheet exposure	4.2	40.9	(364.6)	64.6	1.9	2.2	(3.0)	(253.8)

31 August 2013

	Sterling	European currencies	US dollar and US dollar peg	Chinese Renminbi	Swiss Franc	Malaysian Ringgit	Thai Baht	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Cash and cash equivalents	12.8	49.0	(31.7)	116.0	16.6	0.2	8.2	171.1
Trade receivables	4.7	7.9	19.5	0.2	11.5	3.7	2.2	49.7
Other receivables	2.5	0.5	1.7	9.6	0.2	0.9	0.9	16.3
Other non-current receivables	0.0	0.2	1.7	5.3	1.9	—	—	9.1
Secured bank loans and overdrafts	—	—	(647.0)	(13.9)	(0.1)	—	—	(661.0)
Trade and other payables	(15.4)	(5.9)	(54.1)	(20.9)	(11.7)	(1.6)	(2.2)	(111.8)

Balance sheet exposure	4.6	51.7	(709.9)	96.3	18.4	3.2	9.1	(526.6)

Sensitivity analysis

        A 1% strengthening of the following currencies against the US dollar at 31 August would have increased/(decreased) equity and profit or loss by the amounts shown below. This calculation assumes that the change occurred at the balance sheet date and had been applied to risk exposures existing at that date.

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

21 Financial instruments (Continued)

        This analysis assumes that all other variables, in particular other exchange rates and interest rates, remain constant. The analysis is performed on the same basis for the year ended 31 August 2012.

	Profit or loss		Equity
	2012	2013	2012	2013
	$m	$m	$m	$m
Sterling	0.0	(0.3)	0.5	(0.6)
European currencies (excluding Sterling)	(0.2)	(0.1)	(1.3)	(0.3)
Chinese Renminbi	(0.5)	(0.5)	(2.5)	(0.4)
Thai Baht	0.0	0.0	(0.3)	(0.0)

        A 1% weakening of the above currencies against the US dollar at 31 August would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Market risk—Interest rate risk

Profile

        At the balance sheet date the interest rate profile of the Group's interest-bearing financial instruments was:

	2012	2013
	$m	$m
Fixed rate instruments
Financial liabilities	325.6	647.0

Variable rate instruments
Financial liabilities	15.1	14.0

        The Group does not apply hedge accounting for any of its derivative financial instruments. As such the Group recognises changes in fair value in respect of any of its derivatives immediately in its income statement.

        The Group's interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The interest rate profile of the Group's debt following the issue of the $325.0 million Senior Secured Notes due 2017 in March 2012; and further issue of $165.0 million on 27 June 2013 and the issue of $150.0 million Senior Secured PIK Toggle Notes due 2018 in February 2013 is predominately fixed.

        At the 31 August 2013, approximately 98% of its borrowings have been issued at a fixed interest rate.

        The Group analyses its interest rate exposure on a regular basis.

        The impact of a 1% increase in interest rates on the Group's variable interest rate debt not covered by the derivative financial instruments would be to increase the Group's interest charge by approximately $0.2 million.

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

21 Financial instruments (Continued)

21 (e) Capital management

        The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may issue new shares or sell fixed assets to reduce debt.

        The Group monitors capital on the basis of the debt:equity ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including 'current and non-current borrowings' as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as 'equity' as shown in the consolidated balance sheet plus net debt.

        Prior to the issuance of the notes and the repayment of the bank debt, the Group's strategy was to monitor its debt:equity ratio, as well as to ensure in respect of each quarter ending, that cash flow cover to total debt servicing was not less than the ratio of 1.1. Post the issuance of the notes, the Group's strategy is to monitor the fixed charge cover ratio ("FCCR") (Consolidated EBITDA divided by Consolidated Interest Expense as defined in the Indenture to the Senior secured notes due 2017). The debt equity ratios and FCCR at 31 August 2013 and 2012 were as follows:

	2012	2013
	$m	$m
Total borrowings	340.7	661.0
Less cash and cash equivalents	(108.5)	(171.1)

Net debt	232.2	489.9
Total equity	43.8	20.0

Total capital	276.0	509.9

Net debt to total equity ratio	5.3:1	24.5:1

Fixed charge coverage ratio*	2.26	2.25

        The issuance of the Senior secured notes dated 2017 and the waiver of the loan notes owed to parent means that the net debt to total equity ratio has become positive and will continue to be monitored going forward. The focus has also now been switched from monitoring not just EBITDA but net income as well.

*
FCCR only monitored from 28 March 2012

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

22 Operating leases

        Future aggregate minimum lease payments are as follows:

	2012	2013
	$m	$m
Land and Buildings
Less than one year	29.9	45.5
Between one and five years	110.7	190.1
More than five years	300.0	373.5

	440.6	609.1
Other
Less than one year	0.7	0.4
Between one and five years	0.4	0.3
More than five years	—	—

	1.1	0.7

	441.7	609.8

        Operating leases are payable at market rates and are not subject to any restrictions other than those that would normally be expected to apply to such agreements. Agreements in respect of properties may be subject to renewal according to the landlord's terms. There are no new terms of renewal applicable to any other operating lease agreements.

23 Commitments

Capital commitments

	2012	2013
	$m	$m
Contracted but not provided for	2.4	4.3
Authorised but not contracted or provided for	2.4	27.8

	4.8	32.1

        All capital commitments relate to tangible assets.

24 Contingencies

        In 2013 all borrowings are secured by a debenture creating fixed and floating charges over Group assets and by a fixed charge over specified Group bank accounts. In addition, specific registered pledges have been made by certain overseas subsidiaries (see note 12 for further details of these arrangements).

        The Group has provided the following bank guarantees:

        To SCTAI Anglo Iskola KFT for €0.3 million ($0.4 million) in respect of a 30 year lease of school premises in Budapest. The annual payments under this lease are €0.4 million ($0.6 million) and the guarantee expires on 18 January 2014.

        To Abu Dhabi Education Council for AED1.3 million ($0.3 million) which is open ended.

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

24 Contingencies (Continued)

        To Dubai Islamic Bank for AED36.0 million ($9.8 million) in respect of a 13 year lease for school premises in Dubai, the guarantee expires on 31 August 2016.

25 Related party transactions

Controlling party

        Premier Education Holdings Limited owns 97.0% of the ordinary shares of Nord Anglia Education, Inc., and Baring Private Equity Asia owns 95.8% of Premier Education Holdings Limited ('PEH').

Transactions with related parties

        During the year the Group and Company entered into transactions, in the ordinary course of business, with other related parties. Transactions entered into, and trading balances outstanding at 31 August with other related parties are as follows:

	Amounts owed by related parties at 2012	Amounts owed to related parties at 2012	Amounts owed by related parties at 2013	Amounts owed to related parties at 2013
	($m)	($m)	($m)	($m)
Entities with significant influence over the Group:
Premier Education Holdings Limited	—	14.6	—	30.6

	—	14.6	—	30.6

Other related parties	—	0.1	—	2.3

Name of Company	Holding	Proportion of voting rights and shares held	Nature of business
Subsidiary undertaking:
Nord Anglia Education (UK) Holdings PLC	Ordinary	100%	Holding company

        On 20 February 2012, Premier Education Holdings Limited (immediate parent company) exchanged all of its ordinary shares, preferred shares and loan notes held in Nord Anglia Education (UK) Holdings PLC with Nord Anglia Education, Inc. in exchange for Nord Anglia Education, Inc. ordinary shares, preferred shares and loan notes with equivalent economic terms to the original Nord Anglia Education (UK) Holdings PLC shares and loan notes. Concurrent with this, senior management and other related parties each exchanged their ordinary shares and loan notes as applicable in Nord Anglia Education (UK) Holdings PLC with Nord Anglia Education, Inc. for Nord Anglia Education, Inc. ordinary shares and loan notes with equivalent terms to the Nord Anglia Education (UK) Holdings PLC shares and loan notes.

        As a result of the above transactions, Nord Anglia Education, Inc. became the immediate parent company of Nord Anglia Education (UK) Holdings PLC and a subsidiary of Premier Education Holdings Limited.

        Further details of the exchange are disclosed in note 20.

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

25 Related party transactions (Continued)

        Also included in the consolidated financial statements are the following balances resulting from transactions with Senior Management of Nord Anglia Education, Inc. and shareholdings held by Senior Management:

Loans	Balance at 31 August 2011	Waived	Balance at 31 August 2012	Balance at 31 August 2013
	($m)	($m)	($m)	($m)
Senior and Junior loan notes	3.0	(3.0)	—	—

Shareholdings—2013	Number of shares held at 31 August 2012	Shares redeemed during the year 2013	Number of shares held at 31 August 2013	Value 2013
	No.	No.	No.	$m
Ordinary 'B' shares	841,623	—	841,623	0.0
Ordinary 'C' shares	210,406	—	210,406	0.0
Ordinary 'D' shares	136,763	—	136,763	0.0
Ordinary 'E' shares	2,212,188	—	2,212,188	0.1
New preference shares	24,497	(9,047)	15,450	0.0

Shareholdings—2012	Number of shares held at 31 August 2011	Shares issued during the year 2012	Shares redeemed during the year 2012	Number of shares held at 31 August 2012	Value 2012
	No.	No.	No.	No.	$m
Ordinary 'B' shares	—	841,623	—	841,623	0.0
Ordinary 'C' shares	—	210,406	—	210,406	0.0
Ordinary 'D' shares	—	136,763	—	136,763	0.0
Ordinary 'E' shares	—	2,212,188	—	2,212,188	0.1
New preference shares	—	32,715	(8,218)	24,497	0.0

        Remuneration of senior management is disclosed in note 7 of the consolidated financial statements.

        Included within loans and borrowings are the following balances resulting from transactions with the Parthenon Group LLC, an entity in which a director of Nord Anglia Education (UK) Holdings PLC has a shareholding. Details of the shareholdings held by this related party are also detailed below.

Details of shareholdings held by The Parthenon Group LLC:

	Number of shares held at 31 August 2012	Shares redeemed during the year 2013	Number of shares held at 31 August 2013	Value 2013
	No.	No.	No.	$m
Ordinary 'F' shares	801,653	—	801,653	0.0
New preference shares	14,981	(5,533)	9,448	0.0

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

25 Related party transactions (Continued)

Details of shareholdings held by The Parthenon Group LLC:

	Number of shares held at 31 August 2011	Shares issued during the year 2012	Shares redeemed during the year 2012	Number of shares held at 31 August 2012	Value 2012
	No.	No.	No.	No.	$m
Ordinary 'F' shares	—	801,653	—	801,653	0.0
New preference shares	—	20,006	(5,025)	14,981	0.0

Loans	Balance at 31 August 2011	Repayment	Balance at 31 August 2012	Balance at 31 August 2013
	($m)	($m)	($m)	($m)
Junior loan notes	1.8	(1.8)	—	—

        The Group holds a 50% shareholding in EduAction Waltham Forest Limited through its 100% owned subsidiary Nord Anglia Education Limited. At the balance sheet date the jointly controlled entity was owed an amount of $1.1 million (2012—$1.1 million) by the Group which is included within other creditors due less than one year.

        During the year ended 31 August 2013, consistent with 31 August 2012 financial statements, the Swiss schools continue to rent premises from companies which are controlled by a key member of management.

	Balance at 31 August 2012	Rental charge for the period	Balance at 31 August 2013	Rental charge for the period
	($m)	($m)	($m)	($m)
Leosolis SA	nil	3.1	nil	3.3
Hunters SA	nil	0.8	nil	0.9
Toumim SA	nil	0.3	nil	0.3
Delphim SA	0.1	3.3	2.3	3.3
La Renardières Service SA	nil	0.3	nil	0.5

        There is a rental guarantee made to Delphim SA for CHF1.2 million in respect of a 14 year lease of school premises in Switzerland. The annual payments under this lease are CHF3.1 million ($3.3 million) and the guarantee expires on 31 August 2026.

        In addition to the above, the vendor was also paid a consultancy fee of $0.3 million (2012: $0.3 million), reimbursement of costs $1.8 million (2012: $0.5 million). In the prior year, $0.4 million of non-cash consideration for the acquisition of the Swiss schools during the year.

        Included with other creditors is an amount of $2.3 million (current: $1.5 million, non-current: $0.8 million) relating to deferred consideration ($1.3 million) due to the vendor for the initial purchase of College Champittet by Premier Education Holdings Limited (formerly known as Premier Education Holdings s.a.r.l.). The repayment date for this deferred consideration is 1 September 2013. These amounts relate to the original purchase of the trade and assets of College Champittet by the corporate vehicle (Cime Services SA) used to purchase College Champittet. The remaining $1.0 million is due to the vendor for the earn-out agreement and to be settled over the next 5 years.

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

25 Related party transactions (Continued)

        During the year ended 31 August 2013, a consultancy fee of $0.1 million (2012—$0.3 million) was paid to a close family member of senior management for consultancy purposes.

        During the year ended 31 August 2013, $3.3 million (2012: $nil) was paid to Premier Education Holdings, the ultimate parent of the Group in respect of management fees. Furthermore, $0.5 million (2012: $0.1 million) was paid to Baring Private Equity Asia for the reimbursement of travelling expenses. In the prior year, an amount of $1.1 million of legal related expenses in relation to acquisitions were passed down from Premier Education Holdings to the Group. In the prior year, $6.5 million was paid to Baring Private Equity Asia for the transaction fee in relation to the issuance of the $325 million of 10.25% Senior secured notes due 2017 by Nord Anglia Education (UK) Holdings PLC.

        Included within the transactions with PEH is the $19.5 million consideration in respect of the transfer of British International School Abu Dhabi ('BISAD'), at the balance sheet date $14.5 million remained in the creditors (current: $7.0 million and non-current $7.5 million).

        During the year ended 31 August 2013, $0.6 million (2012: $0.5 million) was paid to Parthenon Group LLC for consultancy purposes.

        On 23 December 2009, Nord Anglia Education Limited, the British International School Shanghai, Ms. Tang and her affiliates entered into an agreement in respect of the purchase of any past and all future rights under the profit share agreement among those parties. This agreement was amended by the parties on August 23, 2010. Under the amended profit share buyout agreement, the Group agreed to purchase any such past and all future rights under the profit share agreement and that payment for these rights would be made in two tranches. The first payment tranche of $9.4 million (RMB64 million) was made on 1 September 2010. The Group had accrued a further $7.5 million for final payment on 31 December 2010. Thus an amount of $16.9 million was included in exceptional items. However, the payment was delayed until 12 January 2011 thus incurring a late penalty fee and uplift in the exchange rate between the RMB and US $, therefore the amount paid was $8.2 million.

        On 24 February 2010, Nord Anglia Education Limited, the British International School Shanghai and Ms. Tang entered into an agreement in respect of the buyout of any past and all future rights under her employment profit share agreement. This agreement was amended by the parties on 23 August 2010. Under the amended employment profit share buyout agreement, the Group agreed to purchase any such past and all future rights under the employment profit share agreement in two tranches. The first payment tranche of $4.6 million (RMB 31.2 million) was made on 1 September 2010. The Group had accrued for a further $3.6 million for final payment on 31 December 2010. Thus an amount of $8.2 million was included in exceptional items. The payment was however delayed until 12 January 2011, thus incurring a late penalty fee and uplift in exchange rate between the RMB and US$, therefore the amount paid was $3.9 million.

        A completion fee was also paid to Ms. Tang and her affiliates and to Ms. Tang under each of the profit share agreement respectively, which was equal to the amount of profit share due under each such agreement for the fiscal year ending August 31, 2010 less any amounts that had been paid before completion. A charge equal to the completion fees totalling $2.9 million was made to the consolidated income statement in 2010.

        In addition to the above, the Group is obliged to pay deferred consideration in respect of the second tranche to the value of $1.3 million, of which 50% was payable within 30 days after 31 August 2011 and 50% is payable 30 days after 31 August 2012. Each of these payments is

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

25 Related party transactions (Continued)

conditional upon Ms. Tang still being employed by the British International School Shanghai at the relevant date. Ms. Tang will however be entitled to the deferred consideration in the event the British International School Shanghai terminates her employment (other than for serious or gross misconduct or wilful neglect) at any time prior to 31 August 2012. The deferred consideration component can also be adjusted for specified variations in the $/Chinese renminbi exchange rate between 23 August 2010 and the date the payments are made. Thus for 31 August 2011 and 31 August 2012, the actual payment made was $0.7 million which is reflected in exceptional items.

26 Earnings/(loss) per share

        Basic earnings/(loss) per share amounts are calculated by dividing the earnings/(losses) attributable to owners of the company by the weighted average number of ordinary shares in issue during the financial year. During the year 1.2 million (2012—1.1 million; 2011—nil) new preference shares were redeemed at the option of the Company. The amount paid on redemption was $138.7 million (2012—$113.5 million; 2011—$nil) and the carrying value of the shares redeemed comprised $0.0 million (2012—$0.0 million; 2011—$nil) of share capital and $123.8 million (2012—$112.4 million; 2011—$nil) of associated share premium. The redemption premium paid to the preference shareholders has been added to loss for the year available for equity shareholders.

        Diluted earnings/(loss) per share amounts are calculated by dividing the earnings/(losses) attributable to owners of the company by the weighted average number of ordinary shares in issue during the financial year adjusted for the effects of potentially dilutive options. The dilutive effect is calculated on the full exercise of all potentially dilutive ordinary share options granted by the Group, including performance-based options which the Group considers to have been earned. The options are considered to be dilutive. The management incentive arrangement disclosed in note 18 operates by redeeming a number of shares once vesting conditions are met. This mechanism results in a reduced number of ordinary shares in issue. This increases loss per share and is therefore dilutive in accordance with IAS33.

	2011			2012			2013
	Basic	Potentially dilutive share options	Diluted	Basic	Potentially dilutive share options	Diluted	Basic	Potentially dilutive share options	Diluted
Profit/(loss) ($m)
Continuing operations	(48.1)		(48.1)	(37.4)		(37.4)	(23.3)		(23.3)
Preference share redemption premium	—		—	(1.1)		(1.1)	(14.9)		(14.9)

Total losses attributable to equity shareholders	(48.1)		(48.1)	(38.5)		(38.5)	(38.2)		(38.2)
Weighted average number of shares (millions)	125.8	(87.5)	38.3	141.2	(108.4)	32.8	141.2	(110.3)	30.9

Earnings (loss) per share (dollar)	(0.38)		(1.26)	(0.27)		(1.17)	(0.27)		(1.24)

27 Ultimate parent company

        Nord Anglia Education, Inc. is controlled by its immediate parent company Premier Education Holdings Limited by the virtue of owning 97.02% of its issued share capital.

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

27 Ultimate parent company (Continued)

        Nord Anglia Education, Inc is the largest group for which consolidated financial statements are prepared.

        The ultimate controlling party is Baring Private Equity Asia.

28 Subsequent events

        There were no material subsequent events.

29 Parent company financial information

Income Statements

	Predecessor		Successor
	Year ended 31 August 2011	Period from 1 September 2011 to 13 December 2011	Period from 14 December 2011 to 31 August 2012	Year ended 31 August 2013
	$m	$m	$m	$m
Revenue	—	—	—	—
Cost of sales	—	—	—	—

Gross profit	—	—	—	—
Selling, general and administrative expenses*	(0.9)	(0.0)	—	(0.1)
Depreciation	—	—	—	—
Amortisation	—	—	—	—
Impairment of goodwill	—	—	—	—
Exceptional items	—	(1.1)	(6.4)	(1.1)

Total selling, general and administrative expenses	(0.9)	(1.1)	(6.4)	(1.2)

Operating loss	(0.9)	(1.1)	(6.4)	(1.2)
Finance income	—	—	—	—
Finance expense*	(35.7)	(10.5)	(117.7)	(8.5)

Net financing expense	(35.7)	(10.5)	(117.7)	(8.5)

Loss before tax	(36.6)	(11.6)	(124.1)	(9.7)
Income tax*	0.7	0.2	—	—

Loss for the period	(35.9)	(11.4)	(124.1)	(9.7)

*
The predecessor company, Nord Anglia Education Holdings PLC, prepares its individual company financial statements under UK GAAP. For the purposes of presenting this financial information all periods for predecessor and successor are shown on a consistent GAAP, being IFRS as issued by the IASB. Conversion of the predecessor periods from UK GAAP to IFRS require fair value adjustments of $2.3 million and $0.7 million in the year ended 31 August 2011 to charge the finance expense and credit the income tax respectively in relation to the movement in the amortised cost of the loan notes that would be originally recognised at fair value under IFRS and the associated movement in deferred taxation. For the period from 1 September 2011 to 13 December 2011, a charge of $0.6 million and credit of $0.2 million were made to finance expense and income tax respectively.

See accompanying notes to consolidated financial statements.

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

29 Parent company financial information (Continued)

Consolidated Statements of Comprehensive Income

	Predecessor		Successor
	Year ended 31 August 2011	Period from 1 September 2011 to 13 December 2011	Period from 14 December 2011 to 31 August 2012	Year ended 31 August 2013
	$m	$m	$m	$m
Loss for the period	(35.9)	(11.4)	(124.1)	(9.7)
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Foreign exchange translation differences	(2.5)	—	—	—

Other comprehensive income/(loss) for the period, net of income tax	(2.5)	—	—	—

Total comprehensive loss for the year	(38.4)	(11.4)	(124.1)	(9.7)

Attributable to:
Equity holders of the company	(38.4)	(11.4)	(124.1)	(9.7)

See accompanying notes to consolidated financial statements.

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

29 Parent company financial information (Continued)

Balance Sheet

as at 31 August 2013 and 2012

	Note	2012	2013
		$m	$m
Non-current assets
Investments	29b	198.6	332.1

Current assets
Trade and other receivables	29c	0.0	1.3
Cash and cash equivalents		0.0	0.0

		0.0	1.3

Total assets		198.6	333.4

Current liabilities
Other interest-bearing loans and borrowings	29e	—	(1.1)
Trade and other payables	29d	0.0	(1.5)

		0.0	(2.6)

Non-current liabilities
Other interest-bearing loans and borrowings	29e	—	(140.5)

Total liabilities		0.0	(143.1)

Net assets		198.6	190.3

Equity attributable to equity holders of the parent
Share capital		67.5	67.5
Share premium		255.2	256.5
Shareholders' deficit		(124.1)	(133.7)

Shareholders' funds		198.6	190.3

See accompanying notes to consolidated financial statements.

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

29 Parent company financial information (Continued)

Consolidated Statements of Changes in Equity

for the period ended 13 December 2011

Predecessor	Share capital	Share Premium	Other reserves	Shareholders' deficit	Total shareholder equity
	$m	$m	$m	$m	$m
Balance at 1 September 2010	1.6	0.2	6.5	(45.8)	(37.5)

Total comprehensive income/(loss) for the year
Loss for the year	—	—	—	(35.9)	(35.9)
Currency translation differences	—	—	0.4	(2.9)	(2.5)

Total comprehensive income/(loss) for the year	—	—	0.4	(38.8)	(38.4)

Transactions with owners, recorded directly in equity
Issue of ordinary shares	30.5	35.3			65.8
Issue of preference shares	35.4	(35.4)	—	—	—
Equity-settled share based payment transactions	—	—	—	0.4	0.4

Total contributions by and distributions to owners	65.9	(0.1)	—	0.4	66.2

Balance at 31 August 2011 and 1 September 2011	67.5	0.1	6.9	(84.2)	(9.7)
Total comprehensive income/(loss) for the period
Loss for the period	—	—	—	(11.4)	(11.4)

Balance at 13 December 2011	67.5	0.1	6.9	(95.6)	(21.1)

See accompanying notes to consolidated financial statements.

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

29 Parent company financial information (Continued)

Consolidated Statements of Changes in Equity (continued)

for the year ended 31 August 2013

Successor	Share capital	Share premium	Other reserves	Shareholders' deficit	Total shareholder equity
	$m	$m	$m	$m	$m
At 14 December 2011	—	—	—	—	—

Total comprehensive income/(loss) for the year
Loss for the period	—	—	—	(124.1)	(124.1)

Transactions with owners, recorded directly in equity
Issue of ordinary shares	2.3	—	—	—	2.3
Issue of preference shares	65.2	255.2	—	—	320.4

Total contributions by and distributions to owners	67.5	255.2	—	—	322.7

Balance at 31 August 2012 and 1 September 2012	67.5	255.2	—	(124.1)	198.6
Total comprehensive income/(loss) for the year
Loss for the year	—	—	—	(9.7)	(9.7)

Transactions with owners, recorded directly in equity
Issue of preference shares (see note 20)	—	140.0	—	—	140.0
Preference shares redemption (see note 20)	—	(138.7)	—	—	(138.7)
Equity settled share based payment transactions (note 18)	—	—	—	0.1	0.1

Total contributions by and distributions to owners	—	1.3	—	0.1	1.4

Balance at 31 August 2013	67.5	256.5	—	(133.7)	190.3

See accompanying notes to consolidated financial statements.

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

29 Parent company financial information (Continued)

Cash Flow Statements

	Predecessor		Successor
	Year ended 31 August 2011	Period from 1 September 2011 to 13 December 2011	Period from 14 December 2011 to 31 August 2012	Year ended 31 August 2013
	$m	$m	$m	$m
Cash flows from operating activities
Loss for the period before taxation	(36.6)	(11.6)	(124.1)	(9.7)
Adjustments for:
Bond issuance expense/(income), net	—	—	6.5	—
Other non-cash item	—	—	(0.1)	—
Net debt waived	—	—	16.7	—
Net financial expense (net of debt waived)	35.7	10.5	101.0	8.5

	(0.9)	(1.1)	0.0	(1.2)
(Increase)/Decrease in trade and other receivables	—	—	—	(0.3)
Increase/(decrease) in trade and other payables	0.9	1.1	—	—

Cash used in operations	0.0	0.0	—	(1.5)

Interest paid	—	—	—	(6.6)
Tax paid	—	—	—	—

Net cash used in operating activities	—	—	—	(8.1)

Cash flows from investing activities
Proceeds from disposal of investment	—	—	—	—
Investment in subsidiary	—	—	—	(133.4)
Acquisition of subsidiary	—	—	—	—

Net cash (used)/generated in investing activities	—	—	0.0	(133.4)

Cash flows from financing activities
Proceeds from the issue of share capital	—	—	—	140.0
Proceeds from issue of 8.50% Senior PIK toggle notes	—	—	—	150.0
Proceeds from issues of loan notes	—	—	—	—
Repayment of borrowings	—	—	120.0	—
Payment of borrowing expenses	—	—	(6.5)	(9.8)
Preference share redemption	—	—	(113.5)	(138.7)

Net cash generated in financing activities	—	—	0.0	141.5

Net increase in cash and cash equivalents	0.0	0.0	0.0	0.0
Cash and cash equivalents at the beginning of period	0.0	0.0	—	0.0
Effect of exchange rate fluctuations on cash held	0.0	0.0	0.0	0.0

Cash and cash equivalents	0.0	0.0	0.0	0.0

See accompanying notes to consolidated financial statements.

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

29 Parent company financial information (Continued)

Notes to the parent company financial statements (continued)

        Nord Anglia Education, Inc. was incorporated in the Cayman Islands on 14 December 2011 as an exempt company with limited liability under the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. The address of its registered office is Offices of Maples Corporate Services, Ugland House, PO Box 309, Grand Cayman, KY1-1104, Cayman Islands.

29a Basis of preparation

        The parent company financial statements are prepared on the historical cost basis. The financial statements are presented in US Dollar ("$"), unless otherwise stated.

        The financial statements are prepared on a going concern basis. The shareholders' funds on as at 31 August 2013 shows net assets exceed liabilities by $190.3 million (2012—$198.6 million).

        The directors have reviewed the latest guidance relating to going concern and, having made all relevant enquiries, have formed a judgement that Nord Anglia Education, Inc and its subsidiaries (together "the Group") has adequate resources at its disposal to continue its operations for the foreseeable future. This judgement is based on a review undertaken of the current business forecast to 31 August 2014 and the projected cash requirements over that period to assess the likelihood of the Group being able to continue as a going concern. Suitable sensitivities were run for the periods up to 31 August 2014 to assess the headroom available. This review concluded that there were no material uncertainties that potentially could give rise to a significant doubt about the business continuing as a going concern.

        The financial information is shown on a Predecessor and Successor basis for the reasons set out below.

        Basis of preparation of the financial information for the year ended 31 August 2011 and for the period 1 September 2011 to 13 December 2011 (the "Predecessor" Company)

        The financial information for the year ended 31 August 2011 and for the period 1 September 2011 to 13 December 2011 represents the financial statements of Nord Anglia Education (UK) Holdings PLC (formerly Premier Education (UK) Holdco Limited).

        Basis of preparation of the financial information for the period 14 December 2011 to 31 August 2012 and year ended 31 August 2013 (the "Successor" Company)

        The financial information for the period 14 December 2011 to 31 August 2012 and year ended 31 August 2013 represents financial statements of Nord Anglia Education, Inc.

        On 20 February 2012, Premier Education Holdings Limited exchanged all of its senior and junior loan notes (inclusive of interest) and related party debts (inclusive of interest) in Premier Education (UK) Holdco Limited with Nord Anglia Education, Inc. senior and junior loan notes and related party debts with equivalent economic terms. The Nord Anglia Education, Inc. senior and junior loan notes were subsequently converted into preference shares. The share premium generated during the debt to equity exchange was $368.7 million which was equivalent to the carrying value of the debt at the time.

        The transaction resulted in Premier Education (UK) Holdco Limited now being owned directly by Nord Anglia Education, Inc. On the 2 March 2012, following the passing of a special resolution, Premier Education (UK) Holdco Limited is now known as Nord Anglia Education (UK) Holdings PLC. The transaction was conducted with Premier Education Holdings Limited in their capacity as shareholder of the business and was therefore outside of the scope of IFRIC 19.

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

29a Basis of preparation (Continued)

        The financial information has been separated by vertical lines on the face of the primary statements of the financial information to identify the different bases of preparation.

Investments

        In accordance with IAS 27, the Company accounts for its investments in subsidiaries and associates at cost.

        Investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, an impairment loss is recognised for the amount by which the carrying amount exceeds the recoverable amount, and the recoverable amount is the higher of value in use and fair value less costs to sell.

Borrowings and borrowing costs

        All loans and borrowings are initially recognised at the fair value of the consideration received net of issue costs associated with the borrowing. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method.

        Borrowing costs are expensed in the period in which they are incurred, except for issue costs, which are amortised over the period of the borrowing. Any initial differences between book value and the fair value of the loan due to the parent company are adjusted to equity to the extent they represent capital transactions with the parent.

29b Investments

$m
At incorporation	—
Group reorganisation	198.6

At 31 August 2012	198.6
Additions during the year	133.4
Share based payment	0.1

At 31 August 2013	332.1

        On 20 February 2012, Premier Education Holdings Limited (immediate parent company) exchanged all of its ordinary shares, preferred shares and loan notes held in Nord Anglia Education (UK) Holdings PLC with Nord Anglia Education, Inc in exchange for Nord Anglia Education, Inc. ordinary shares, preferred shares and loan notes with equivalent economic terms to the original Nord Anglia Education (UK) Holdings PLC shares and loan notes. Concurrent with this, senior management and other related parties each exchanged their ordinary shares and loan notes as applicable in Nord Anglia Education (UK) Holdings PLC with Nord Anglia Education, Inc. for Nord Anglia Education, Inc. ordinary shares and loan notes with equivalent terms to the Nord Anglia Education (UK) Holdings PLC shares and loan notes. The Company has not been involved in any other business prior to the exchange and does not meet the definition of a business. There is no change in the management and ultimate owners of the Group.

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

29b Investments (Continued)

        As a result of the above transactions, Nord Anglia Education, Inc. became the immediate parent company of Nord Anglia Education (UK) Holdings PLC and a subsidiary of Premier Education Holdings Limited.

        On 20 May 2013, the Company subscribed to 1 preference share with an aggregate nominal value of $1 was issued at par of Nord Anglia Education (UK) Holdings PLC with a share premium of $133.4 million per share, for the financing of the acquisition and related fees and expenses of WCL Group Limited (see note 2 in the Group financial statements).

        Investments represent 100% of the issued share capital of Nord Anglia Education (UK) Holdings PLC, a company incorporated in the United Kingdom. The principle activity of this subsidiary is that of a holding company.

        The Directors believe the carrying value of the investments is supported by their underlying net assets and future cash flows.

29c Trade and other receivables

	2012	2013
	$m	$m
Amounts owed by group undertakings	—	1.3

	—	1.3

29d Trade and other payables

	2012	2013
	$m	$m
Amounts owed to group undertakings	—	1.1
Accruals	—	0.4

	—	1.5

29e Financial liabilities—borrowings

        Analysis of borrowings:

	2012	2013
	$m	$m
Current liabilities
Current portion of 8.50% Senior PIK toggle notes due 2018	—	1.1

Non-current liabilities
8.50% Senior PIK toggle notes due 2018	—	140.5

Terms and debt repayment schedule

	Currency	Nominal interest rate	Year of maturity	Face value 2012	Carrying amount 2012	Face value 2013	Carrying amount 2013
				$m	$m	$m	$m
8.50% Senior PIK toggle notes	US $	8.50%	2018	—	—	150.0	141.6

Notes to the financial statements for the three years ended 31 August 2013 (Continued)

29e Financial liabilities—borrowings (Continued)

        All interest is settled by cash payments on the required date.

        On 8 February 2013, the Company issued $150.0 million of 8.50% Senior PIK Toggle Notes due 2018 (the "PIK Notes") pursuant to an indenture dated 1 February 2013 between the Company, Citicorp International Limited as Trustee, Citibank NA London branch as Paying Agent and Transfer Agent and Citigroup Global Markets Deutschland AG as Registrar.

29f Contingent liabilities

        The Company had no contingent liabilities at 31 August 2013 (2012: $nil).

29g Operating leases

        The Company had no operating leases at 31 August 2013 (2012: $nil).

29h Capital commitments

        The Company had no capital commitments at 31 August 2013 (2012: $nil).

29i Related party transactions

        There are no other related party transactions other than those disclosed in the Group accounts. Under IAS 24 the Company is exempt from disclosing transactions within wholly owned subsidiaries.

29j Supplemental information

        The following reconciliations are provided as additional information to satisfy the schedule 1 SEC requirements for parent-only financial information:

	Predecessor		Successor
	Year ended 31 August 2011	Period from 1 September 2011 to 13 December 2011	Period from 14 December 2011 to 31 August 2012	Year ended 31 August 2013
	$m	$m	$m	$m
IFRS loss reconciliation
Parent only—IFRS loss for the period	(35.9)	(11.4)	(124.1)	(9.7)
Additional (loss)/profit if subsidiaries had been accounted for on the equity method of accounting as opposed cost	(12.2)	9.1	89.0	(13.6)

Consolidated IFRS loss for the period	(48.1)	(2.3)	(35.1)	(23.3)

IFRS equity reconciliation
Parent only—IFRS equity	—	—	198.6	190.3
Additional loss if subsidiaries had been accounted for on the equity method of accounting as opposed cost	—	—	(154.8)	(170.3)

	—	—	43.8	20.0

Independent Auditor's Report

To:

The Board of Directors
WCL Group Limited ("WCL Group")

        We have audited the accompanying consolidated profit and loss account, cash flow statement and statement of total recognized gains and losses of WCL Group and its subsidiaries, for the period from 1 September 2012 to 21 May 2013 (the "consolidated financial statements") which, as described in the principal accounting policies to these financial statements, have been prepared on the basis of accounting principles generally accepted in the United Kingdom ("UK GAAP").

Management's Responsibility for the Group Financial Statements

        Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with UK GAAP; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of WCL Group for the period from 1 September 2012 to 21 May 2013 in accordance with UK GAAP.

Emphasis of Matter

        As discussed in the principal accounting policies to the consolidated financial statements, the consolidated financial statements are prepared on the basis of UK GAAP, which differ from accounting principles generally accepted in the United States of America. Additionally the consolidated financial statements do not represent a complete set of general purpose financial statements as prescribed by UK GAAP in that the consolidated financial statements omit a balance sheet and related disclosures, and are presented without comparative financial statements.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants
East Midlands, United Kingdom
4 December 2013

WCL Group Limited

Financial statements for the period ended 21 May 2013

Group profit and loss account

	Note	1 Sep 2012 to 21 May 2013
		£'000
Turnover	1	55,702
Cost of sales		(26,825)

Gross profit		28,877
Administrative expenses		(28,230)

Operating profit	2	647
Interest payable and similar charges	3	(6,144)
Interest receivable		13

Loss on ordinary activities before taxation		(5,484)
Tax on loss on ordinary activities	4	(2,601)

Loss for the financial period		(8,085)

WCL Group Limited

Financial statements for the period ended 21 May 2013

Group cash flow statement

	Note	1 Sep 2012 to 21 May 2013
		£'000
Net cash inflow from operating activities	8	7,953
Returns on investments and servicing of finance
Interest received		13
Interest paid		(1,676)

Net cash (outflow) from returns on investments and servicing of finance		(1,663)

Taxation		(253)
Capital expenditure and financial investment
Purchase of tangible fixed assets		(3,440)

Net cash (outflow) from capital expenditure and financial investment		(3,440)

Financing
Repayment of finance		(412)
Sale of shares from Employee Benefit Trust		151

Net cash (outflow) from financing		(261)

Net increase in cash before exchange differences		2,336

Exchange differences		553

Increase in cash		2,889

WCL Group Limited

Financial statements for the period ended 21 May 2013

Group statement of total recognised gains and losses

1 Sep 2012 to 21 May 2013
£'000
Loss attributable to members of the parent company	(8,085)
Exchange differences on retranslation of net assets of overseas subsidiary undertakings	(300)

Total recognised gains and losses related to the period	(8,385)
Prior year adjustment	(1,443)

Total gains and losses recognised since last annual report	(9,828)

WCL Group Limited

Financial statements for the period ended 21 May 2013

Principal accounting policies

Basis of accounting

        The financial statements have been prepared under the historical cost convention and in accordance with applicable UK accounting standards.

        These financial statements, which do not constitute statutory financial statements of the Group, have been prepared in accordance with the requirements of Rule 3-05 of Reg S-X, in connection with the registration of securities. These special purpose financial statements have been prepared in conformity with UK GAAP, but do not represent a complete set of general purpose financial statements in that they omit a balance sheet and related disclosures and comparative financial information. Accounting policies have been revised from those applied by the Group in its previous financial statements for the year ended 31 August 2012 to conform where possible to those applied by the acquirer. These special purpose financial statements should be read in conjunction with the notes thereto.

        The principal accounting policies of the group are set out below.

Prior year adjustments

        Prior year adjustments have been made to correct lease accounting (£3.5m charge) to recognise lease costs and lease incentives over the relevant lease period and to align the revenue recognition policy for registration fees (£1.3m credit) with the acquirer's accounting policies to recognise income as billed reflecting the service provided in registering new students. Deferred tax has also been updated to reflect these charges (£0.8m credit). These have resulted in an adjustment recognised directly in reserves of £1.4m as it relates to prior periods.

Basis of consolidation

        The consolidated financial statements incorporate the results of WCL Group Limited and its subsidiary undertakings using the acquisition method of accounting. All transactions between the Group businesses have been eliminated in the preparation of the consolidated financial statements. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with those used by the Group.

        Investment in subsidiary undertakings comprises a 100% holding in WCL Intermediate Holdings Limited, which in turn holds 100% of WCL Services Limited, which in turn holds 100% of Fieldwork Education Limited ("FEL"), WCL School Management Services Limited ("WCL SMS"), British Schools of America LLC ("BSA"), 49% of Education Overseas Qatar LLC ("EOQ") and 100% of WCL Intermediate Holdings Spain I.S.L.U. ("IHS"), WCL Intermediate Holdings Spain I.S.L.U. ("IHS"), in turn holds 100% of International College 2, S.L.U. ("IC2") which in turn holds 100% of International College Spain, S.A.U. ("ICS").

        WCL Intermediate Holdings Limited, WCL Services Limited, WCL SMS and FEL are registered in England and Wales. EOQ is registered in Qatar, IC2, IHS and ICS are registered in Spain and BSA is registered in the USA. The subsidiaries are wholly-owned with the exception of EOQ where a 49% holding is recognised to comply with regulations in Qatar. Notwithstanding the 49% shareholding EOQ is consolidated as a wholly-owned subsidiary undertaking as the group considers that it has effective control through a formal shareholder agreement and majority Board representation.

WCL Group Limited

Financial statements for the period ended 21 May 2013

Principal accounting policies

        BSA is a limited liability corporation and under US law does not have share capital. The interest in BSA represents funds transferred to the subsidiary treated as capital contributions.

Goodwill

        Goodwill is the difference between the cost of an acquired entity and the aggregate of the fair value of that entity's identifiable assets and liabilities.

        Positive goodwill is capitalised, classified as an asset on the balance sheet and amortised over its useful economic life of 20 years on a straight-line basis. It is reviewed for impairment at the end of the first full financial year following the acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

Operating lease agreements

        Rentals applicable to operating leases where substantially all of the benefits and risks of ownership remain with the lessor are charged against profits on a straight line basis over the period of the lease.

        Incentives from lessors are recognised as a systematic reduction of the charge over the periods benefitting from the incentives (up to the first rent review or break clause in the corresponding lease agreement).

Turnover

        The Group's turnover is principally derived from tuition fees in respect of its schools, sales of curriculum and assessment products and long-term contract income in respect of its consultancy and school management services.

        School tuition fees and related income are recognised on a straight line basis over the academic year, which runs from September to June.

        Turnover represents amounts earned by the group for third party sales of goods supplied and services provided during the period excluding trade discounts and VAT and similar taxes. Where fees are invoiced in advance of the supply of services, such revenue is deferred within creditors and the corresponding debtor is included in current assets.

        Where the outcome of a long-term contract can be estimated reliably, revenue and costs are recognised by reference to the stage of completion of the contract activity at each reporting date, as measured by the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs. Variations in contract work, claims and incentive payments are included to the extent that they have been agreed with the customer.

Expenses

        Cost of sales consists principally of salary and benefits for school principals and teaching staff. These costs and other directly attributable costs which are directly related to the provision of tuition services are spread over the school year and matched against the relevant fee income. Other general and administrative expenses are recognised as incurred.

Exceptional items

        Exceptional items are those significant items which are separately disclosed in the notes to the financial statements by virtue of their size or incidence to enable a full understanding of the Group's

WCL Group Limited

Financial statements for the period ended 21 May 2013

Principal accounting policies

financial performance. Transactions which may give rise to exceptional items are principally deal costs not expected to occur as part of normal operating activities.

Tangible fixed assets

        All fixed assets are initially recorded at cost. Cost includes the original purchase price of the asset and the costs attributable with bringing the asset to its working condition for its intended use.

Intangible fixed assets

        Product development costs are capitalised where the directors believe that the associated asset is technically feasible, the group intends to use or sell it and has the capacity to do so, the asset will generate future economic benefits, there are adequate resources to complete the asset and the expenditure can be measured reliably.

Depreciation

        Depreciation is calculated so as to write off the cost of an asset, less its estimated residual value, over the useful economic life of that asset as follows:

Freehold buildings	40 years
Leasehold improvements	The life of the lease
Office equipment, fixtures and fittings	2 - 7 years
Motor vehicles	6 years
Computer hardware and software	3 years
Product development costs	3 years

        Assets under the course of construction are not depreciated until they are brought into use. Freehold land is not depreciated.

Current taxation

        The taxation charge is based on the group profit or loss for the period and takes into account current and deferred taxation. Tax is recognised in the profit and loss account, except to the extent that it relates to items recognised in the statement of total recognised gains and losses or directly in equity. Current taxation is calculated on the basis of the tax laws enacted or substantially enacted and relates to the amounts payable to tax authorities in respect of the group's taxable profits and is based on an interpretation of these tax laws.

Deferred taxation

        Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more tax, with the following exceptions:

  –
  Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

WCL Group Limited

Financial statements for the period ended 21 May 2013

Principal accounting policies

        Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Finance costs

        Finance costs on the loan instruments are netted against borrowing costs on the balance sheet and amortised over the life of the loan.

Foreign Currency

        The consolidated financial statements are stated in British pounds which is the local currency of WCL Group Limited.

        For individual group entities, transactions denominated in foreign currencies are translated into the local currency of the entity at the rates ruling at the dates of the transactions. Outstanding balances in foreign currencies at period end are translated at period end exchange rates for monetary items. Non-monetary items are carried forward at the original translated rate. The resulting exchange differences are recorded in the profit and loss statement.

        On consolidation, the profit and loss and cash flow statements of the entities whose local currency is not denominated in British pounds are translated into the presentation currency of WCL Group Limited (British pounds) on a monthly basis using the average rate of exchange for each month. The balance sheets are translated using the exchange rates prevailing at the balance sheet date. Translation exchange differences on consolidation are recognised in equity within the profit and loss account and are shown as a movement on reserves.

Financial instruments

        Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the entity after deducting all of its financial liabilities.

        Where the contractual obligations of financial instruments (including share capital) are equivalent to a similar debt instrument, those financial instruments are classed as financial liabilities. Financial liabilities are presented as such in the balance sheet. Finance costs and gains or losses relating to financial liabilities are included in the profit and loss account. Finance costs are calculated so as to produce a constant rate of return on the outstanding liability.

        Where the contractual terms of share capital do not have any terms meeting the definition of a financial liability then this is classed as an equity instrument. Dividends and distributions relating to equity instruments are debited direct to equity.

Share based payments

        The fair value of the employee services received under share based payments is recognised as an expense in the profit and loss account. Fair value is calculated using an appropriate pricing model. For equity settled share-based payment transactions, the corresponding credit is recognised in equity.

Pensions

        The group operates various defined contribution pension schemes on behalf of its employees. Contributions payable for the period are charged to the profit and loss account.

WCL Group Limited

Financial statements for the period ended 21 May 2013

Notes to the financial statements

1 Turnover

Geographical analysis

        Turnover is attributable to the following geographical markets:

1 Sep 2012 to 21 May 2013
£'000
United Kingdom	3,032
North America	33,044
Middle East	12,237
Europe	7,389

55,702

2 Operating profit

        Operating profit is stated after charging:

1 Sept 2012 to 21 May 2013
£'000
Depreciation of owned fixed assets	2,551
Amortisation of intangible assets	153
Amortisation of goodwill	1,781
Share-based payment charge	4,013
Operating lease rentals
– land and buildings	4,774
– other	321
Net loss on foreign currency translation	1,404
Exceptional costs:
– Costs associated with the sale of the group	2,518

        Included in operating profit are charges totalling £2,518,000 which are costs associated with the sale of the Group to WCL Holdco Limited on 22 May 2013. These costs are considered to meet the group's exceptional items accounting policy and have been recognised in administrative expenses.

3 Interest payable and similar charges

1 Sep 2012 to 21 May 2013
£'000
Interest payable on bank loans	2,115
Interest payable on other loans	3,420
Other interest payable	143
Finance costs amortised	466

6,144

WCL Group Limited

Financial statements for the period ended 21 May 2013

Notes to the financial statements (Continued)

4 Tax on loss on ordinary activities

        The tax charge is based on the loss for the period and represents:

1 Sep 2012 to 21 May 2013
£'000
(a) Analysis of tax charge
Qatar corporation tax—current period	23
United States corporation tax—current period	1,998

Total current tax (note 4b)	2,021

Net deferred tax charge in the period	580

Total tax charge on loss on ordinary activities	2,601

b) Factors affecting current tax charge
Loss on ordinary activities before tax	(5,484)

Loss on ordinary activities multiplied by standard rate of corporation tax in the United Kingdom of 23.78%	(1,304)
Effect of:
Expenses not deductible for tax purposes	2,565
Differences between capital allowances and depreciation	106
Other timing differences	277
Tax losses arising during the period	150
Difference in tax rates, UK and overseas	227

Current tax charge for year	2,021

        The Group has unrecognised tax losses arising in the United Kingdom of approximately £2.18m at 21 May 2013. It is anticipated that these tax losses will be available to set against future taxable profits, however the associated potential deferred tax asset has not been recognised as there is uncertainty as to the timing of recoverability.

5 Leasing commitments

        At 21 May 2013 the group had annual commitments under non-cancellable operating leases as follows:

	At 21 May 2013
	Land and Buildings	Other
	£'000	£'000
Within one year	1,320	61
Between two and five years	1,201	110
Over five years	4,306	—

	6,827	171

WCL Group Limited

Financial statements for the period ended 21 May 2013

Notes to the financial statements (Continued)

6 Related party transactions

        The company has taken advantage of the exemption under Financial Reporting Standard No 8 "Related Party Disclosure" and has not disclosed transactions with other companies considered under the group's accounting policies to be subsidiaries.

        Sovereign Capital Partners LLP is considered to be a related party by virtue of it being the ultimate controlling party at 21 May 2013. The group paid £82,000 to Sovereign Capital Partners LLP in relation to monitoring costs and expenses during the period.

        Certain loan notes issued by the group are held by Sovereign Capital Partnership II LP, management and employees of Sovereign Capital Partners LLP. The total interest expense in the period on these loans amounted to £3.42m.

7 Events occurring after 21 May 2013

        On 22 May 2013 the entire share capital of WCL Group Limited was sold to WCL Holdco Limited. The ultimate parent company of WCL Holdco Limited is Nord Anglia Education, Inc. The ultimate controlling party from 22 May 2013 is considered to be Baring Private Equity Asia via its controlling shareholding in Nord Anglia Education, Inc.

8 Net cash inflow from operating activities

1 Sept 2012 to 21 May 2013
£'000
Operating profit	647
Depreciation (including loss on disposal of fixed asset)	2,551
Amortisation of intangible assets	153
Amortisation of goodwill	1,781
Share-based payment charge	4,013
Other non cash movements	1,406
(Increase) in debtors	(10,164)
Increase in creditors	7,566

Net cash inflow from operating activities	7,953

9 Directors' remuneration and share-based payment charge

1 Sept 2012 to 21 May 2013
£'000
Emoluments	2,128
Share-based payment expense	4,013
Other pension costs	18

6,159

WCL Group Limited

Financial statements for the period ended 21 May 2013

Notes to the financial statements (Continued)

9 Directors' remuneration and share-based payment charge (Continued)

        Directors have purchased or been gifted shares from the company during the period. The difference between the fair value of these awards and their purchase price has been recognised as a share based payment charge to the profit and loss account of £4,013,000. The fair value has been calculated with reference to the value of the business at the time that the shares were issued as there were no service or performance conditions attached to the share issues.

10 Reconciliation to US GAAP

1 Sep 2012 to 21 May 2013
£'000
(Loss) for the period under UK GAAP	(8,085)
Reconciling items
(a) Reversal of goodwill amortisation	1,781
(b) Capitalised interest	318
(c) Amortisation of intangibles	(450)
(d) Deferred tax on US GAAP adjustments	80
(e) Deferred tax due to US GAAP tax differences	(251)

Net (loss) for the period under US GAAP	(6,607)

(a)
US GAAP requires goodwill to be reviewed for impairment at least annually at the reporting unit level. Under UK GAAP, goodwill is amortised over its useful life. It was determined that there is no impairment of goodwill during the period.

(b)
US GAAP requires that interest is capitalised in relation to capital work in progress. Under UK GAAP, the WCL Group has elected not to capitalise interest. A representative interest rate is charged on the average of the opening and closing work in progress figures.

(c)
US GAAP requires separate recognition and amortisation of intangible assets from goodwill if they meet the seperability or the contractual-legal criteria. Capitalised assets have been amortised over a period ranging from 10 to 50 years depending on the nature of the asset under US GAAP. Under UK GAAP, amounts are recognised based on them meeting the definition of and recognition criteria for an intangible asset. Under UK GAAP, the intangible assets were subsumed within goodwill.

(d)
Deferred tax impact of recognising capitalised interest and amortisation of intangibles under US GAAP.

(e)
US GAAP requires deferred tax to be recognized on unremitted earnings from overseas subsidiaries.

        There are no differences between UK and US GAAP which would impact on the cash flow.

NORD
ANGLIA
EDUCATION

THE WORLD'S LEADING PREMIUM SCHOOLS ORGANISATION

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    Indemnification of Directors and Officers.

        Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

        The form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.    Recent Sales of Unregistered Securities.

        Set forth below is information regarding securities sold by us within the past three years that were not registered under the Securities Act. Also, included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

  Debt Securities

        In February 2013, we issued and sold in a private placement $150.0 million of 8.50%/9.50% Senior PIK Toggle Notes due 2018 at an issue price of 98.00%. The proceeds from the issuance of the senior PIK toggle notes were used (1) to partially redeem our preferred shares, and (2) to pay fees and expenses related to the offering, including discounts and commissions to Goldman Sachs (Asia) L.L.C., the initial purchaser of the senior PIK toggle notes, in an aggregate amount equal to $3.0 million.

        The issuance and sale of the notes described above were exempt from the registration requirements of the Securities Act because the notes were sold to the initial purchaser in a transaction not involving a public offering pursuant to Section 4(2) thereof and the notes were sold by the initial purchasers to qualified institutional investors pursuant to Rule 144A under the Securities Act and outside the United States pursuant to Regulation S under the Securities Act.

  Equity Securities

        In connection with our incorporation, we issued on January 9, 2012 one ordinary share (subscriber share) of par value $1.00 to Maples Corporate Services Limited. This ordinary share was immediately designated as 61.4213 redeemable A ordinary shares ("A shares") of par value $0.016281 each, Maples Corporate Services Limited surrendered 0.4213 fractional A share and transferred the balance of 61 A shares to Premier Education Holdings.

        In connection with the restructuring to create our company as the listing vehicle, Premier Education Holdings exchanged all of the ordinary shares, preference shares and loan notes in Nord Anglia Education (UK) Holdings plc for ordinary shares, preference shares and loan notes in our company with equivalent economic terms. We issued to Premier Education Holdings on February 21, 2012:

    •
    136,640,676 A shares of par value $0.016281 each;

    •
    100 deferred shares of par value $0.016281 each; and

    •
    65,246,055 preference shares of par value $1.00 each.

        Concurrently with the exchange described above, management and other shareholders also exchanged their ordinary shares and loan notes in Nord Anglia Education (UK) Holdings plc for ordinary shares and loan notes in our company with equivalent economic terms. In that connection, we issued:

    •
    841,623 redeemable B ordinary shares of par value $0.016281 each;

    •
    210,406 redeemable C ordinary shares of par value $0.016281 each;

    •
    273,527 redeemable D ordinary shares ("D shares") of par value $0.016281 each;

    •
    2,212,188 redeemable E ordinary shares ("E shares") of par value $0.016281 each; and

    •
    801,653 redeemable F ordinary shares of par value $0.016281 each.

Included in this issuance were 136,764 D shares and 128,480 E shares issued to the trustee of the Nord Anglia Education plc Employee Benefit Trust. We repurchased all the D shares on March 29, 2012.

        On March 12, 2012, we issued the following in exchange for loan notes in aggregate principal amount of $251,707,196.61 held by Premier Education Holdings, management and others:

    •
    405,107 A shares of par value $0.016281 each; and

    •
    4,475,805 new preference shares of par value $0.01 each.

        On March 29, 2012, we redeemed 1,123,861.65 new preference shares of par value $0.01 each using the proceeds we received from debt repayment from Nord Anglia Education (UK) Holdings plc. On February 19, 2013, we redeemed an additional 1,237,217.03 new preference shares of par value $0.01 each using the proceeds from the issuance of our PIK toggle notes due 2018.

        On May 20, 2013, we issued one preference share of par value $1.00 at the issue price of $133,400,000 to Premier Education Holdings. On August 16, 2013, we issued one preference share of par value $1.00 at the issue price of $6,622,916.66 to Premier Education Holdings.

        On December 6, 2013, we issued one preference share of par value $1.00 at the issue price of $3,796,812.50 to Premier Education Holdings. On February 10, 2014, we issued one preference share of par value $1.00 at the issue price of $738,984.40 to Premier Education Holdings.

        None of these transactions involved any underwriting discounts or commissions or any public offering. As a foreign issuer without substantial U.S. market interest in our securities, we sold these equity securities (1) through private placements outside the United States to non-U.S. persons and without any directed selling efforts in the United States and otherwise in compliance with all applicable conditions of Regulation S, and (2) to a sophisticated U.S. investor with access to information about us without any form of general solicitation or advertising in reliance on Section 4(2) of the Securities Act.

Item 8.    Exhibits and Financial Statement Schedules.

  (a)   Exhibits

        See Exhibit Index beginning on page II-5 of this registration statement.

  (b)   Financial Statement Schedules

        Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements included in the prospectus and are incorporated herein by reference.

Item 9.    Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on February 18, 2014.

NORD ANGLIA EDUCATION, INC.
By:	/s/ Andrew Fitzmaurice Name: Andrew Fitzmaurice Title: Chief Executive Officer

POWERS OF ATTORNEY

        Each person whose signature appears below constitutes and appoints Andrew Fitzmaurice as an attorney-in-fact with full power of substitution, for him in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the "Securities Act"), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the "Shares"), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the "Registration Statement") to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on February 18, 2014.

Signature	Title

/s/ Andrew Fitzmaurice Andrew Fitzmaurice	Chief Executive Officer and Director (Principal Executive Officer)
/s/ Graeme Robert Halder Graeme Robert Halder	Chief Financial Officer and Director (Principal Financial and Accounting Officer)
/s/ Alan Howard Mitchell Kelsey Alan Howard Mitchell Kelsey	Chairman
/s/ Jack Hennessy Jack Hennessy	Director
/s/ Kosmas Kalliarekos Kosmas Kalliarekos	Director

Law Debenture Corporate Services Inc.		Authorized U.S. Representative
By:	/s/ Amy Segler Name: Amy Segler Title: Service of Process Officer

NORD ANGLIA EDUCATION, INC.

Exhibit Index

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
2.1	Agreement dated May 3, 2013 relating to the acquisition of WCL Group Limited
3.1	Memorandum and Articles of Association of the Registrant (currently in effect)
3.2*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant (effective upon the completion of this offering)
4.1*	Registrant's Specimen Certificate for Ordinary Shares
5.1*	Opinion of Maples and Calder regarding the validity of the ordinary shares being registered
10.1*	2014 Equity Incentive Award Plan
10.2	Indenture dated February 8, 2013 relating to the Registrant's 8.5%/9.5% Senior PIK Toggle Notes due 2018
10.3	Indenture dated March 28, 2012 relating to Nord Anglia Education (UK) Holdings plc's 10.25% Senior Secured Notes due 2017, together with Supplemental Indentures Nos. 1 through 5
10.4	Senior Revolving Facility Agreement dated March 21, 2012 of Nord Anglia Education (UK) Holdings plc
10.5	Senior Revolving Credit Facility Amendment Letter dated October 24, 2012
10.6	Intercreditor Agreement dated March 28, 2012 relating to the collateral securing Nord Anglia Education (UK) Holdings plc's 10.25% Senior Secured Notes due 2017 and senior secured revolving credit facility
10.7	Agreement, dated February 20, 2012, relating to the sale and purchase of the whole of the issued share capital of Premier Education (UK) Holdco Limited and the sale and purchase of all loan notes and other debt in issue to certain shareholders of Premier Education (UK) Holdco Limited
10.8	Amendment and Restatement Agreement dated January 13, 2014 related to an up to $40,000,000 Senior Revolving Facility Agreement dated March 21, 2012 (as amended on October 24, 2012) of Nord Anglia Education (UK) Holdings plc
10.9	Revolving Facility Agreement dated January 13, 2014 made between, among others, Nord Anglia Education (UK) Holdings plc, The Hongkong and Shanghai Banking Corporation Limited as mandated lead arranger and bookrunner, The Hongkong and Shanghai Banking Corporation Limited as agent and Citicorp International Limited as security agent
10.10	Professional Services and Consultancy Agreement dated August 14, 2013 between Premier Education Holdings Limited and Nord Anglia Education (UK) Holdings plc
10.11	Lease of a land use right with an area of approximately 5588 square meters and the improvements thereon at the development known as Cambridge Forest Newtown, Shanghai, PRC dated 2002 between Shanghai Cambridge Property Development Company Limited and The British International School, Shanghai
10.12	Supplementary Agreement dated March 11, 2004 between Shanghai Cambridge (Group) Co., Ltd. (originally Shanghai Cambridge Property Development Company Ltd) and The British International School, Shanghai

Exhibit Number	Description of Document
10.13	Lease of a floor area of approximately 6800 square meters (the 2nd phase British International School, Shanghai building for educational purposes) as Cambridge Forest Newtown, Shanghai, PRC dated March 11, 2004 between Shanghai Cambridge (Group) Co., Ltd. and The British International School, Shanghai
10.14	Lease of floor areas of approximately 9,300 square meters and site area of approximately 7,000 square meters (the 3rd phase British International School, Shanghai, building for educational purposes) in Cambridge Forest Newtown, Shanghai, People's Republic of China dated March 1, 2006 between Shanghai Cambridge (Group) Co., Ltd. and The British International School, Shanghai
10.15	Contract of Building Lease to The British International School, Shanghai (The Schoolhouse of Puxi) dated December 10, 2004 between Shanghai Jinfeng Real Estate Industrial Co. and The British International School, Shanghai
10.16	Contract of Building Lease to The British International School, Shanghai (The School building of Puxi campus) dated February 25, 2010 between Shanghai Chengyuan Investment Management Co. Ltd. and The British International School, Shanghai
10.17	Agreement for Land Use License dated September 19, 2012 between Shanghai Chengli Investment Consulting Firm and The British International School, Shanghai
10.18	Supplementary Agreement for Land Use License dated November 8, 2012 between Shanghai Chengli Investment Consulting Firm and The British International School, Shanghai
10.19	School Building Lease Contract of The British International School dated September 19, 2007 between Beijing Limai School and Nord Anglia Education Plc
10.20	Beijing Lease Amendment dated June 2009 between Beijing New Talent Academy and Nord Anglia Education Ltd
10.21	School Building Lease Amendment of The Beijing British School on April 12, 2010 between Beijing New Talent Academy and Nord Anglia Education Ltd
21.1	Subsidiaries of the Registrant
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of PricewaterhouseCoopers LLP
23.3*	Consent of Maples and Calder (included in Exhibit 5.1)
23.4	Consent of Latham & Watkins LLP
23.5	Consent of The Parthenon Group LLC
24.1	Powers of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics of the Registrant

*
To be filed by amendment